

Well Connected

2012 **ANNUAL REPORT**



BAKER HUGHES

2012 YEAR IN REVIEW

Revenue:
$21.36 billion

Capital Expenditures:
$2.91 billion

Operations:
80 countries

Employees:
58,800

Product Lines:
28

Products & Services:
1,619

Investment in Research & Technology:
$497 million

- The AutoTrak™ Curve rotary steerable drilling system reached an impressive milestone by drilling more than 3 million feet (914,400 meters) since its launch less than two years earlier. Described as the industry's most accurate and efficient horizontal drilling system, AutoTrak Curve is improving drilling efficiencies and reshaping the "economies of Shale."
- Rebounding Gulf of Mexico activity drove 32% growth in revenue. Along with our strength in Completions and Production, Baker Hughes has built a position as the leading supplier of Drilling Services. Advanced wireline technologies introduced in 2012 are expected to grow our position in Evaluation in 2013 and beyond.
- We dramatically expanded our Integrated Operations activities, particularly in the Middle East. Our tremendous growth in Iraq is considered to be the largest and fastest startup in Company history and establishes a strong foothold in one of the world's key oil-producing regions.
- We continue to solidify our position as the leader in Well Construction and Production services. Customer demand for our FracPoint™ completion systems continues to climb. Today, Baker Hughes is the number one provider of sliding sleeves in the United States.
- A new integrated drilling services contract in Norway, combined with our strong position in the United Kingdom and Continental Europe, makes Baker Hughes a premier Drilling Services provider in the Europe region.
- The rapid shift from natural gas to oil-directed drilling in North America challenged results in our Pressure Pumping product line. At the same time, it created unprecedented demand for production enhancement products and services and contributed to record revenues and profits globally for Artificial Lift and Upstream Chemicals.
- Baker Hughes was identified as a world sustainability leader on the Dow Jones Sustainability World Index of the world's largest companies from 58 industry segments. This was the first year we participated in the evaluation.
- Recognizing growing water challenges facing our customers, we launched the H2prO™ water management service, which uses the industry's most comprehensive suite of solutions to help reduce total cost of operations and environmental impact by treating produced and flowback water for reuse.

Additional information about the company is available on our website at **www.bakerhughes.com**

+ Selected Financial Highlights

(In millions, except per share amounts)	2012	2011	2010[1]	2009[1]	2008
	Year Ended December 31				
As Reported:					
Revenue	**$ 21,361**	$ 19,831	$ 14,414	$ 9,664	$ 11,864
Operating income	**2,192**	2,600	1,417	732	2,376
Net income	**1,317**	1,743	819	421	1,635
Net income attributable to Baker Hughes	**1,311**	1,739	812	421	1,635
Per share of common stock:					
Net income attributable to Baker Hughes:					
Basic	**$ 2.98**	$ 3.99	$ 2.06	$ 1.36	$ 5.32
Diluted	**2.97**	3.97	2.06	1.36	5.30
Dividends	**0.60**	0.60	0.60	0.60	0.56
Number of shares:					
Weighted average common shares diluted	**441**	438	395	311	309
Reconciliation from As Reported to Adjusted Net Income:					
Net income attributable to Baker Hughes	**$ 1,311**	$ 1,739	$ 812	$ 421	$ 1,635
Impairment of trade names[2]	**-**	220	-	-	-
Expenses related to Libya[3]	**-**	70	-	-	-
Loss on early extinguishment of debt[4]	**-**	26	-	-	-
Tax benefit associated with reorganization[5]	**-**	(214)	-	-	-
Information technology charges[6]	**28**	-	-	-	-
Facility closure[7]	**15**	-	-	-	-
Adjusted net income[8]	**$ 1,354**	$ 1,841	$ 812	$ 421	$ 1,635
Per share of common stock:					
Adjusted net income[8]:					
Basic	**$ 3.08**	$ 4.22	$ 2.06	$ 1.36	$ 5.32
Diluted	**3.07**	4.20	2.06	1.36	5.30
Cash, cash equivalents, and short-term investments	**1,015**	1,050	1,706	1,595	1,955
Working capital	**6,293**	6,295	5,568	4,612	4,634
Total assets	**26,689**	24,847	22,986	11,439	11,861
Total debt	**4,916**	4,069	3,885	1,800	2,333
Equity	**17,268**	15,964	14,286	7,284	6,807
Total debt/capitalization	**22%**	20%	21%	20%	26%
Number of employees (thousands)	**58.8**	57.7	53.1	34.4	39.8

(1) We acquired BJ Services Company on April 28, 2010, and its financial results from the date of acquisition are included in our results. 2010 and 2009 net income also include costs incurred by Baker Hughes related to the acquisition and integration of BJ Services.
(2) Charge of $315 million before tax ($220 million after tax), the majority of which relates to the noncash impairment associated with the decision to minimize the use of the BJ Services trade name as part of our overall branding strategy for Baker Hughes.
(3) Expenses of $70 million (before and after tax) associated with increasing the allowance for doubtful accounts, and reserves for inventory and certain other assets as a result of civil unrest in Libya.
(4) Loss of $40 million before tax ($26 million after tax) related to the early extinguishment in the third quarter of 2011 of $500 million notes due 2013.
(5) Noncash tax benefit of $214 million associated with the reorganization of certain foreign subsidiaries.
(6) Expenses of $43 million before tax ($28 million after tax) related to internally developed software and other information technology assets.
(7) Expenses of $20 million before tax ($15 million after tax) resulting from the closure of a chemical manufacturing facility in the United Kingdom.
(8) Adjusted net income is a non-GAAP measure composed of net income attributable to Baker Hughes excluding the impact of certain identified items. The Company believes that adjusted net income is useful to investors because it is a consistent measure of the underlying results of the Company's business. Furthermore, management uses adjusted net income as a measure of the performance of the Company's operations.

This Annual Report to Stockholders, including the letter to stockholders from Chad C. Deaton, Executive Chairman, and Martin S. Craighead, President and Chief Executive Officer, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "potential," "would," "may," "probable," "likely," and similar expressions, and the negative thereof, are intended to identify forward-looking statements. Baker Hughes' expectations regarding these matters are only its forecasts. These forecasts may be substantially different from actual results, which are affected by many factors, including those listed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Items 1A and 7 of the Annual Report on Form 10-K of Baker Hughes Incorporated for its year ended December 31, 2012. The use of "Baker Hughes," "our," "we" and other similar terms are not intended to describe or imply particular corporate organizations or relationships.



LETTER TO **SHAREHOLDERS**

2012 was a year in which Baker Hughes demonstrated that by investing in the right technologies in the right geographies, we are anticipating our customers' needs and delivering integrated solutions to materially improve ultimate recovery.



Martin Craighead, President and Chief Executive Officer, and Chad C. Deaton, Executive Chairman of the Board

While 2013 is certain to bring its own unique challenges, we are bullish that the thirst for energy will continue rising as the world's population keeps growing and global living standards improve. We see tremendous opportunity for Baker Hughes to help meet that demand for energy, and the brightest opportunities will come from deep water, especially in the Gulf of Mexico, and from unconventional resource developments.

In fact, one of our newest products, the AutoTrak™ Curve rotary steerable drilling system–specifically designed for horizontal drilling in shales–delivered phenomenal success for Baker Hughes in 2012 by drilling 3 million feet (914,400 meters) in the onshore U.S. in less then two years since being launched. Several other new products for unconventionals also had stellar performance: Baker Hughes Talon™ and Kymera™ drill bits and our FracPoint™ multizone hydraulic fracturing completion system.

The well-documented oversupply of hydraulic fracturing horsepower in the U.S. and Canada clearly impacted our Pressure Pumping product line results this year. While we expect many of the capacity and logistical challenges to remain for the short term, we believe we have made significant improvements in this product line and will emerge stronger when balance returns to the market. Baker Hughes made the decision to retool this business by taking a differential approach to technology development and addressing supply chain and logistics issues to generate better margins. As a result, we're seeing improvements in this product line, and we expect the trend to continue.

Early in 2012 we opened our 11th global technology center in Dhahran, Saudi Arabia, to focus on the rapidly expanding unconventional market in the Middle East. We expect that center to complement our alignment with customers who most value reliable, efficient, and integrated solutions to the challenges of unconventionals.



An integral part of our success in breakthrough innovations is due to our ongoing investment in research and development. Our 2012 investment of nearly $500 million was dedicated to strengthening our core competencies in Drill Bits, Drilling Services, Completions, and Artificial Lift technologies, and in developing solutions for the unconventional, deepwater, and high-pressure/high-temperature oil and gas frontiers.



2012 Revenue by Segment
Industrial Services and Other
North America
Middle East, Asia Pacific
15%
51%
Europe, Africa, Russia Caspian
17%
Latin America

Our technology investments warrant a long-term view and a commitment to stay the course throughout the business cycle. One outcome of that investment is taking place at our Center for Technology Innovation (CTI) in Houston, where our experts are collaborating across disciplines to unlock the key to monobore completions that are integrated with intelligent production systems for the ultra-deepwater, frontier wells in the Gulf of Mexico.



Total Revenue (in millions)
2010–2012, by Quarter
$6,000
$5,000
$4,000
$3,000
$2,000
$1,000
0
2010
2011
2012

Among our successes this year is our record on health, safety, and environmental initiatives. Highlights include reducing injuries among short-service employees, which is particularly meaningful for our field operations. We also placed a great deal of emphasis on transportation and driver safety, and showed improvement in these areas as well. However, we cannot be satisfied until every employee arrives home safely at the end of the day.

To offer an end-to-end customer experience, Baker Hughes delivered industry-leading environmental initiatives in 2012, especially in hydraulic fracturing technology. Our emphasis on transparency, cleaner fluids, and a reduced on-site footprint enables us to bring a full suite of environmentally safe and compliant solutions to customers worldwide. For example, we recently designed, tested, and commercialized new bifuel engines for our fleets that leverage technology to drive efficiency while simultaneously generating environmental gains.



Total Adjusted Net Income per Share (Diluted)
2010–2012, by Quarter
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
0
2010
2011
2012

We also recognize that our ability to tackle the world's toughest oil and gas challenges depends on our success in recruiting, retaining, and developing diverse new talent. Baker Hughes' ability to recruit and retain top-notch employees has been extraordinarily successful.

From our network of global research and technology centers to our partnerships with the world's leading academics, universities, and technical schools, we've created thousands of new jobs, especially in North America, and we've attracted considerable new talent to our company, including more than 750 engineers and scientists globally.

Another extension of the desire to bring diversity of thought to the table is evidenced by our widespread focus on diversity and inclusion. During 2012, we expanded our focus on inclusion by placing heightened emphasis on performance and talent management dialogue among all employees. We introduced an independent, neutral ombuds program to offer an additional outlet for U.S.-based employees to resolve myriad issues. In addition, we successfully added a diversity and inclusion module to our global management training programs. Twenty-four percent of the recent graduates in engineering, science, and technology positions recruited to Baker Hughes were women, and 20 percent of our employees in leadership and management positions are diverse–further evidence that our nationalization efforts around the globe are maturing.

As we head into 2013, our priority is to relentlessly focus on the quality of our earnings and on improving total shareholder returns.

In addition to continuing to improve our Pressure Pumping product line in North America, our outlook for International results continues to strengthen. Our investments in infrastructure and technology over the last few years have yielded significant efficiencies. Europe, especially Norway, looks particularly promising in the coming year as we deliver on our large, integrated Drilling Services contract in the North Sea. Sub Sahara Africa operations have continued to exceed customer expectations, and Baker Hughes is well positioned for growth on the East Coast of Africa to facilitate the industry's deepwater discoveries there.

We expanded our international presence with our entry into Iraq in 2012. And we believe our Integrated Operations approach in this resource-rich basin will be a meaningful contributor to our results in the long term.

In closing, on behalf of the board of directors, we would like to acknowledge the service of our Lead Director, John Riley, who will retire effective April 25, 2013. John has been an influential voice in guiding Baker Hughes over the past 16 years, and we are grateful for his contributions. In addition, we welcomed a new board member early in 2012, Lynn Elsenhans. Lynn is a veteran energy executive, and we look forward to her contributions.

We are very optimistic about what Baker Hughes will accomplish in 2013. We believe that now, more than ever, we are well connected to the opportunities that will enable us to deliver the smart technologies and flexible solutions our customers have come to expect from Baker Hughes.

For the past eight years, Chad has led Baker Hughes and has been instrumental in transforming this company into a global competitor. By investing in people, technology, and infrastructure, Chad laid the foundation for meaningful growth, and it is a privilege to now take up that legacy and build upon it for the future. On April 25, Chad will retire from Baker Hughes. On behalf of the Board of Directors and all employees, I would like to acknowledge our gratitude and appreciation for Chad's leadership and vision, and most importantly, his commitment to Baker Hughes' success.

Martin Craighead
President and Chief Executive Officer

As I prepare to retire from Baker Hughes, I would like to acknowledge the tremendous effort of our leadership team and all our employees to hold ourselves to the highest standards and deliver meaningful results for our customers. For me personally, it has been an honor and a privilege to represent this company and to proactively communicate our efforts to stakeholders and industry around the world. Going forward, Martin and I have spent the past two years planning a smooth transition to a new CEO, and as of April 25, Chairman of the Board. I am confident that we have the right leader in Martin to take Baker Hughes to the next level of performance.

Chad C. Deaton
Executive Chairman of the Board



HEALTH, SAFETY, AND ENVIRONMENT

+ For Baker Hughes, commitment to health, safety, and environmental (HSE) performance is not just a stated goal. It is a condition of employment and is integral to our business decisions, plans, and operations.



In 2012, Baker Hughes introduced bifuel pumps into some of our U.S. hydraulic fracturing fleets. Using natural gas to reduce diesel use by up to 65% meets all U.S. emissions standards, requires less fuel, and improves job site safety by reducing refueling during pumping operations.

We continually develop processes and technologies that enhance the efficiency, productivity, and safety of oil and gas operations while reducing their environmental footprint. Fundamental training for all field employees includes environmental awareness, hazard awareness and reporting, chemical handling standards, and affirmation of each employee's Stop Work authority, which means that any employee has the right and the responsibility to stop a job if an unsafe or a potentially hazardous situation is witnessed.

Baker Hughes is committed to being a leader in sustainable oilfield chemistry. The SmartCare™ program embodies this commitment. It includes a well services chemical ranking system that sets new standards for visibility and accountability, and encompasses an ever-growing SmartCare family of environmentally responsible chemical products.

Our H2prO™ Surface Water Management services and ResPRO™ Subsurface Water services leverage unsurpassed understanding of oilfield water chemistry to help our clients reduce and recycle produced water and conserve fresh water efficiently, economically, and in compliance with appropriate policies and regulations.

We have received numerous accolades for our efforts: inclusion in the Dow Jones Sustainability World Index and Bloomberg's Civic 50 ranking; first-place honors in the energy sector in *Security* Magazine's ranking of *Fortune* 500 companies; and continued high ranking in the *Newsweek* Green Rankings.




BAKER HUGHES
ALEX
BAKER HUGHES

ADVANCING RESERVOIR PERFORMANCE

+ Baker Hughes continually advances reservoir and near-wellbore understanding and focuses that expertise to help our clients reduce operational uncertainty and risk, and make informed decisions that maximize well production and profitability in all hydrocarbon-bearing reservoir types.



Baker Hughes and leading international geophysical company CGG are collaborating to develop comprehensive reservoir models that accurately pinpoint shale play sweet spots, optimize well placement and completion design, and deliver more productive wells.

The Baker Hughes Reservoir Development Services (RDS) group uses a rigorous, multidisciplinary approach to systematically evaluate reservoir potential and provide industry-leading reservoir advice and innovative solutions for immediate results. Expert teams in Aberdeen, London, Kuala Lumpur, Perth, Dubai, Calgary, Moscow, Abu Dhabi, Mexico City, Rio de Janeiro, Singapore, Sydney, Buenos Aires, and Houston work diligently to find and maximize reserves; increase production rates and recovery factors; select, define, and execute field development plans; and analyze acquisition and divestiture options. Our extensive experience in global hydrocarbon basins is supported with proven methodologies and proprietary workflows and software.

Baker Hughes formation evaluation services use high-resolution logs to actively and comprehensively delineate the formation near the wellbore. Exploration and production companies use our services to improve production and reduce the risk of unexpected drilling costs. For example, our Shale Formation Evaluation suite goes far beyond conventional formation evaluation methods to acquire measurements that accurately characterize complex shale reservoirs, identify stimulation zones, and optimize wellbore placement and completion design.



WELL CONSTRUCTION

+ Baker Hughes oilfield technologies have set the standard for drilling and completion innovation, performance, and reliability under the most challenging conditions for more than a century. Today, we continue to push the boundaries as the world's leading provider of well construction services.



Giant ultra-deepwater fields will present the greatest challenges the oil and gas industry has ever encountered. Dedicated cross-disciplinary teams of experts, such as the one colocated at the Baker Hughes Center for Technology Innovation in Houston, are collaborating with our clients to develop the technologies, integrated solutions, and expert project management to make these new frontiers safe and profitable.

An excellent example is our AutoTrak™ Curve rotary steerable closed-loop directional drilling system. The AutoTrak Curve system builds on the legacy of the original AutoTrak platform, which has set the benchmark for steering accuracy and reliability since its introduction in 1997. Specifically designed for faster, safer well construction in unconventional resource plays, the AutoTrak Curve operates on surface commands and can drill in any desired direction. By building higher angles, it exposes more of the producing reservoir and improves hydrocarbon recovery.

Evolved from industry-leading sliding sleeve technology, the FracPoint™ multistage hydraulic fracturing system provides a safe, cost-effective alternative to traditional pressure pumping options to fracture 40 stages or more in a single pumping operation. Its ability to improve initial productivity and accelerate reservoir drainage in tight shale reservoirs has converted otherwise unprofitable projects into money-making assets and has made it the number one system of its type in the United States. To date, the FracPoint system has been used in more than 4,500 horizontal wells.

The Hughes Christensen Kymera™ hybrid drill bit combines the cutting superiority of legacy Hughes Christensen diamond bits and the rock-crushing strength of roller cone bits to drill through the most complex rock formations faster, smoother, and more precisely than either diamond or roller cone bits. In well construction projects throughout the world, the Kymera bit has drilled two to two-and-a-half times faster than other bits, extended run lengths by more than 200 percent, and dramatically reduced nonproductive time.

These are only three of the hundreds of well construction technologies that are driving efficiency gains in unconventional and conventional reservoirs.



WELL PRODUCTION

+ From tight shale plays to heavy oil deposits to giant ultra-deepwater fields, success or failure of hydrocarbon-producing assets is directly related to the volumes of oil or gas that can be produced cost effectively.


BAKER HUGHES

When completed in October 2013, the Baker Hughes Artificial Lift Research and Technology Center in Claremore, Oklahoma, will house the industry's most extensive ESP testing capabilities, including 15 various flow loop configurations, that will enable our engineers to deliver the most reliable artificial lift solutions for critical land wells and ultra-deepwater subsea production boosting.

Today, three factors–the need to increase ultimate recovery, new production enhancement needs generated by shale development, and the rapid shift from gas to oil production in North America–are driving renewed growth in the demand for production technologies that Baker Hughes is uniquely qualified to provide. In tight shales, for example, production often declines dramatically within two years after the well is put on stream. In these wells, our industry-leading electrical submersible pumps (ESPs) help recover oil that will not flow naturally.

We take a total systems approach to identifying issues that could affect shale production and delivering customized, environmentally responsible chemical solutions to prevent, inhibit, or remediate those issues. We leverage our worldwide knowledge base, extensive laboratory facilities in strategic locations, and companywide commitment to research and development to formulate unique products for specific applications. We also offer on-site training, consultation, and solutions for production process stabilization and increased equipment reliability.

The sour gas and solids that inhibit production and ultimate recovery from shale wells can also collect, along with gas hydrates, to block flow in subsea flowlines, pipelines, and risers. Baker Hughes provides industry-leading flow assurance chemical products that prevent or mitigate solids buildup to ensure flow in offshore and deepwater operations. We also provide subsea booster systems that operate on the seabed to increase the flow of hydrocarbons from the well to floating production, storage, and offloading vessels, or to production platforms.



INDUSTRIAL SERVICES

+ Baker Hughes successfully leverages its core competencies to diversify offerings and opportunities beyond our upstream customers. Based on our strengths in the development and production of chemicals, we offer a wide range of products and services to the refining, petrochemical, agriculture, and water treatment industries.



Crude oil slates in China and India tend to be heavy, with total acid number values that can lead to corrosion in refineries. Baker Hughes provides comprehensive, systemwide crude processing technologies and services to mitigate heavy oil processing issues and protect critical refinery equipment from the effects of corrosion.

In North America, where refining capacity is relatively flat, U.S. shale oil production and increasing consumption of Canadian crude oil by U.S. refineries provide significant growth opportunities for our chemical and industrial services. Shale oils vary widely in composition. These variations, plus many common characteristics of shale oil, can lead to disruptions across the refining supply chain.

Baker Hughes offers unique chemistries and innovative service programs to eliminate or mitigate shale oil transportation and processing challenges. Among these are hydrogen sulfide (H_2S) scavengers, oil/water separation products, antifoulants and blending stability chemicals, contaminant removers, pipeline drag reducers, and finished fuel additives. Our experienced service teams provide rapid 24/7/365 response to meet fuel and crude oil specifications while ensuring health, safety, and environmental (HSE) compliance.

While shale oil is significantly impacting refining in the Western Hemisphere, worldwide refining capacity continues to shift to the east, with demand increasing sharply in China and India. Baker Hughes is active and enjoying success in both countries, with local manufacturing in China and growing technical support and field operations in both countries.

Global growth of midstream and gas handling infrastructures affords additional opportunities for our chemical products and services. Our Process and Pipeline Services group finished 2012 with strong performance, and we expect to see continued demand for these products and services.



INTEGRATED OPERATIONS

+ Going forward, the oil and gas industry will be characterized by new business models and continually evolving services. Baker Hughes is well positioned to meet the demands of the future.


IRAQ
An Najaf

Iraq contains one of the world's most important hydrocarbon basins and represents the largest, fastest startup operation in the history of Baker Hughes. Through our Integrated Operations offerings, our partnerships with clients in Iraq are maturing, and together we are addressing challenges to deliver a vital source of future energy.

Our Integrated Operations offerings provide expert project management, comprehensive engineering, and a full suite of services, making it easier for our clients to manage risk and focus on project goals.

From a single re-entry string to full-scope field development, we implement application-specific mixes of technologies, project management, logistics, and supply chain expertise to accelerate production and lower total operating cost. This expertise is complemented by worldwide support with local proficiency in reservoir modeling and simulation; enhanced oil recovery techniques; exploration; drilling; completions; stimulation; production; and rejuvenation. Integration options range from managing turnkey projects to simply bundling services.

The Baker Hughes Integrated Operations Management System—with project-specific key performance indicators—supports a continuous analysis and improvement approach that helps mitigate operational and financial risk, reduce nonproductive time, and enhance safety. Operational- and knowledge-based tools help us continuously improve all processes and capture data with the greatest level of integrity. Integrated Operations team members identify potential problems and develop customized solutions based on international standards and best practices.

The reach of Baker Hughes Integrated Operations extends to key markets around the world, including Mexico, the Middle East, Russia, Asia Pacific, Algeria, and Brazil.



EXECUTIVE **LEADERSHIP TEAM**



Mario Ruscev, Vice President and Chief Technology Officer
Arthur Soucy, President, Global Products and Services
Peter A. Ragauss, Senior Vice President and Chief Financial Officer
Derek Mathieson, President, Western Hemisphere
John A. O'Donnell, Vice President, Office of the CEO
Martin Craighead, President and Chief Executive Officer
Alan R. Crain, Senior Vice President, Chief Legal and Governance Officer
Belgacem Chariag, President, Eastern Hemisphere
Russell J. Cancilla, Vice President, HSE and Chief Security Officer
Didier Charreton, Vice President, Human Resources

BAKER HUGHES INCORPORATED

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

April 25, 2013

To the Stockholders of Baker Hughes Incorporated:

The Annual Meeting of the Stockholders of Baker Hughes Incorporated (the "Company," "Baker Hughes," "we," "us" or "our") will be held in the Plaza Banquet Room located at 2777 Allen Parkway, Houston, Texas on Thursday, April 25, 2013, at 9:00 a.m., Central Daylight Time, for the purpose of considering and voting on:

1. The election of directors;

2. An advisory vote related to the Company's executive compensation program;

3. The ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal year 2013;

4. An amendment to the Baker Hughes Incorporated Employee Stock Purchase Plan; and

5. The approval of the material terms of the performance criteria for awards under the 2002 Director & Officer Long-Term Incentive Plan;

6. Such other business as may properly come before the meeting and any reconvened meeting after an adjournment thereof.

The Board of Directors has fixed February 27, 2013 as the record date for determining the stockholders of the Company entitled to notice of, and to vote at, the meeting and any reconvened meeting after an adjournment thereof, and only holders of Common Stock of the Company of record at the close of business on that date will be entitled to notice of, and to vote at, that meeting or a reconvened meeting after an adjournment.

You are invited to attend the meeting in person. Whether or not you plan to attend in person, we urge you to promptly vote your shares by telephone, by the Internet or, if this Proxy Statement was mailed to you, by completing, signing, dating and returning it as soon as possible in the enclosed postage prepaid envelope in order that your vote may be cast at the Annual Meeting. You may revoke your proxy any time prior to its exercise, and you may attend the meeting and vote in person, even if you have previously returned your proxy.

By order of the Board of Directors,

M. Lee Whitley
Corporate Secretary and Senior Corporate Counsel

Houston, Texas
March 14, 2013

TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE (i) VOTE YOUR SHARES BY TELEPHONE OR THE INTERNET, OR (ii) IF YOU RECEIVED A PAPER COPY, THEN SIGN, DATE AND RETURN YOUR PROXY AS PROMPTLY AS POSSIBLE. AN ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES, IS ENCLOSED FOR THIS PURPOSE.

PROXY STATEMENT

TABLE OF CONTENTS

Proxy Statement

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Baker Hughes Incorporated, a Delaware corporation (the "Company," "Baker Hughes," "we," "us" and "our"), to be voted at the Annual Meeting of Stockholders scheduled to be held on Thursday, April 25, 2013 and at any and all reconvened meetings after adjournments thereof.

Information About the Notice of Internet Availability of Proxy Materials

In accordance with rules and regulations of the Securities and Exchange Commission (the "SEC"), we now furnish to our stockholders proxy materials, including our Annual Report to Stockholders, on the Internet. On or about March 14, 2013, we will send electronically an annual meeting package personalized with profile and voting information ("Electronic Delivery") to those stockholders that have previously signed up to receive their proxy materials via the Internet. On or about March 14, 2013, we will begin mailing a Notice of Internet Availability of proxy materials (the "E-Proxy Notice") to those stockholders that previously have not signed up to receive their proxy materials on the Internet. If you received the E-Proxy Notice by mail, you will not automatically receive a printed copy of the proxy materials or the Annual Report to Stockholders. If you received the E-Proxy Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the E-Proxy Notice.

Registered stockholders may also sign up to receive future proxy materials and other stockholder communications electronically instead of by mail. In order to receive the communications electronically, you must have an e-mail account, access to the Internet through an Internet service provider and a web browser that supports secure connections. Visit *www.computershare.com/investor* for additional information regarding electronic delivery enrollment. Stockholders with shares registered in their names with Computershare Shareowner Services LLC may authorize a proxy by the Internet at the following Internet address: *www.envisionreports.com/BKRH*, or telephonically by calling Computershare Shareowner Services LLC at 1-866-540-5760. Proxies submitted through Computershare Shareowner Services LLC by the Internet or telephone must be received by 11:59 p.m. Eastern time (10:59 p.m. Central time) on April 24, 2013. The giving of a proxy will not affect your right to vote in person if you decide to attend the meeting.

The Company will bear the cost of any solicitation of proxies, whether by Internet or mail. In addition to solicitation, certain of the directors, officers and regular employees of the Company may, without extra compensation, solicit proxies by telephone, facsimile and personal interview. The Company has retained Phoenix Advisory Partners to assist in the solicitation of proxies from stockholders of the Company for an anticipated fee of $8,500, plus out-of-pocket expenses.

A number of banks and brokerage firms participate in a program that also permits stockholders to direct their vote by the Internet or telephone. This option is separate from that offered by Computershare Shareowner Services LLC and should be reflected on the voting form from a bank or brokerage firm that accompanies this Proxy Statement. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these shares by the Internet or telephone by following the instructions on the voting form enclosed with the proxy from the bank or brokerage firm. Votes directed by the Internet or telephone through such a program must be received by Computershare Shareowner Services LLC by 11:59 p.m. Eastern time (10:59 p.m. Central time) on April 24, 2013. Directing the voting of your shares will not affect your right to vote in person if you decide to attend the meeting; however, you must first request a proxy either on the Internet or use the voting form that accompanies this Proxy Statement. Requesting a proxy prior to the deadlines described above will automatically cancel any voting directions you have previously given by the Internet or by telephone with respect to your shares.

The Internet and telephone proxy procedures are designed to authenticate stockholders' identities, to allow stockholders to give their proxy instructions and to confirm that those instructions have been properly recorded. Stockholders authorizing proxies or directing the voting of shares by the Internet should understand that there may be costs associated with electronic access, such as usage charges from access providers and telephone companies, and those costs must be borne by the stockholder.

We will only deliver one Proxy Statement to multiple stockholders sharing an address unless we have received contrary instructions from one or more of the stockholders. We will promptly deliver a separate copy of this Proxy Statement to a stockholder at a shared address to which a single copy of the document was delivered upon oral or written request to: Baker Hughes Incorporated, Attn: Corporate Secretary, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019,

+1 (713) 439-8600. Stockholders may also address future requests for separate delivery of the Proxy Statement by contacting us at the address listed above.

Shares for which proxies have been executed will be voted as specified in the proxies. If no specification is made, the shares will be voted FOR the election of nominees listed herein as directors, FOR the advisory vote related to the Company's executive compensation program, FOR the ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal year 2013, FOR the amendment to the Baker Hughes Incorporated Employee Stock Purchase Plan, and FOR the approval of the material terms of the performance criteria for awards under the Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan (the "2002 D&O Plan"). If any additional matter should be presented properly at the Annual Meeting of Stockholders, it is intended that the enclosed proxy will be voted in accordance with the discretion of the persons named in the proxy.

Proxies may be revoked at any time prior to the exercise thereof by filing with the Company's Corporate Secretary, at the Company's executive offices, a written revocation or a duly executed proxy bearing a later date. The executive offices of the Company are located at 2929 Allen Parkway, Suite 2100, Houston, Texas 77019. For a period of at least ten days prior to the Annual Meeting of Stockholders, a complete list of stockholders entitled to vote at the Annual Meeting will be available for inspection during ordinary business hours at the Company's executive offices by stockholders of record for proper purposes.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on April 25, 2013. This Proxy Statement and the Annual Report to Stockholders and the means to vote by Internet are available at *www.envisionreports.com/BKRH.*

Voting Securities

The securities of the Company entitled to vote at the Annual Meeting consist of shares of its Common Stock, par value $1.00 per share ("Common Stock"), of which 441,833,894 shares were issued and outstanding at the close of business on February 27, 2013. Only stockholders of record at the close of business on that date will be entitled to vote at the meeting. Each share of Common Stock entitles the holder thereof to one vote on each matter to be considered at the meeting. The presence in person or by proxy of the holders of a majority of our Common Stock issued and outstanding and entitled to vote at the Annual Meeting will constitute a quorum to transact business at the Annual Meeting.

Assuming a quorum is present at the Annual Meeting, either in person or represented by proxy, the affirmative vote of the holders of a majority of the shares of Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote on the matter is required for the approval of the advisory vote related to the Company's executive compensation program, for the approval of the ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal year 2013, for the amendment to the Baker Hughes Incorporated Employee Stock Purchase Plan, and for the approval of the material terms of the performance criteria for awards under the 2002 D&O Plan. The affirmative vote of the majority of votes cast with respect to the election of each director is required for the approval of such director. There will be no cumulative voting in the election of directors.

Brokers, banks or other nominees that hold shares of Common Stock in "street name" for a beneficial owner of those shares typically have the authority to vote in their discretion if permitted by the stock exchange or other organization of which they are members. Brokers, banks and other nominees are permitted to vote the beneficial owner's proxy in their own discretion as to certain "routine" proposals under the rules of the New York Stock Exchange (the "NYSE Rules") when they have not received instructions from the beneficial owners, such as the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year 2013. If a broker, bank or other nominee votes such "uninstructed" shares for or against a "routine" proposal, those shares will be counted towards determining whether or not a quorum is present and are considered entitled to vote on the "routine" proposals. However, where a proposal is not "routine," a broker, bank or other nominee is not permitted to exercise its voting discretion on that proposal without specific instructions from the beneficial owner. These non-voted shares are referred to as "broker non-votes" when the nominee has voted on other non-routine matters with authorization or voted on routine matters. These shares will be counted towards determining whether or not a quorum is present, but will not be considered entitled to vote on the "non-routine" proposals. Proposal 1 (the election of directors), Proposal 2 (the advisory vote related to the Company's executive compensation program, Proposal 4 (the amendment to the Baker Hughes

Incorporated Employee Stock Purchase Plan), and Proposal 5 (approval of material terms of the performance criteria for awards under the 2002 D&O Plan) are "non-routine" proposals.

Broker non-votes will not affect the outcome of any matter being voted on at the meeting, assuming that a quorum is obtained, although broker non-votes could prevent the total votes cast on Proposal 4 (the amendment to the Baker Hughes Incorporated Employee Stock Purchase Plan) from representing over 50% of all securities entitled to vote as required by the NYSE Rules. Abstentions, on the other hand, have the same effect as votes against the matter, although abstentions will have no effect on the election of directors.

The following table sets forth information about the holders of the Common Stock known to the Company on February 27, 2013 to own beneficially 5% or more of the Common Stock, based on filings by the holders with the SEC. For purposes of this Proxy Statement, beneficial ownership of securities is defined in accordance with the rules of the SEC to mean generally the power to vote or dispose of securities regardless of any economic interest therein.

	Name and Address	Shares	Percent of Class
1.	Capital Research Global Investors[1] 333 South Hope Street Los Angeles, CA 90071	35,155,093	8.0
2.	Wellington Management Company, LLP [2] 280 Congress Street Boston, MA 02210	28,403,334	6.5
3.	Dodge & Cox[3] 555 California Street, 40th Floor San Francisco, CA 94104	25,283,308	5.8

(1) Capital Research Global Investors has sole voting and investment power over 35,155,093 shares.
(2) Wellington Management Company, LLP does not have sole voting and investment power over the shares.
(3) Dodge & Cox has sole voting power over 23,738,348 shares and sole investment power over 25,283,308 shares.

Proposal No. 1
Election of Directors

In analyzing director nominations, the Governance Committee strives to recommend candidates for director positions who will create a collective membership on the Board with varied experience and perspective and who maintain a Board that reflects diversity, including but not limited to gender, ethnicity, background, country of citizenship and experience. The Governance Committee strives to recommend candidates who demonstrate leadership and significant experience in a specific area of endeavor, comprehend the role of a public company director, exemplify relevant expertise, experience and a substantive understanding of domestic considerations and geopolitics, especially those pertaining to the service sector of the oil and gas and energy-related industries.

When analyzing whether directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board of Directors to satisfy its oversight responsibilities effectively in light of the Company's business and structure, the Governance Committee and the Board of Directors focus on the information as summarized in each of the Directors' individual biographies set forth on pages 5 and 6. In particular, the Board considered Mr. Craighead's 26 years of experience working for Baker Hughes in various officer and leadership positions. Similarly the Board has considered the extensive backgrounds and skills of each of the non-management directors. Some of the characteristics and background that were considered include Mr. Brady's experience and leadership of public companies in the energy services sector and manufacturing sector together with his financial expertise; Mr. Cazalot's role as chairman of the board, chief executive officer and president of a publicly traded energy company as well as his 40 successful years of experience in the global energy business; Ms. Elsenhans' positions as chairman and chief executive officer of a publicly traded energy company as well as her 28 years of leadership experience at a global oil and gas company; Mr. Fernandes' leadership roles in several public companies in the energy and manufacturing sectors, including his service as a director of other public companies and his extensive financial expertise; Ms. Gargalli's leadership and consulting experience, extensive public board service and her financial expertise; Dr. Jungels' technical knowledge, executive roles, 41 successful years of experience in the international energy industry and service as a member of public company boards; Mr. Lash's engineering and high technology knowledge and skills, his private equity leadership, manufacturing background, public service and financial expertise; Mr. Nichols' position as the executive chairman of the board and former chief executive officer of a publicly-traded energy company, successful career building a major oil and gas company and his leadership in related trade associations; Mr. Stewart's many years as the chairman of the board, president and chief executive officer of BJ Services Company; Mr. Watson's extensive executive leadership roles and active involvement in a number of energy-related companies and businesses and service as a director of other public companies.

All directors who are elected at the Annual Meeting of Stockholders will serve for a one-year term expiring at the Annual Meeting of Stockholders expected to be held in April 2014 or until his or her successor is elected and qualified or until his or her earlier death, retirement, resignation or removal. The proxy holders will vote FOR the eleven persons listed below under the section "Company Nominees for Director," unless contrary instructions are given.

If you sign your proxy card but do not give instructions with respect to the voting of directors, your shares will be voted FOR the eleven persons recommended by the Board of Directors. If you wish to give specific instructions with respect to the voting of directors, you must do so with respect to the individual nominee.

Company Nominees for Director

The following table sets forth each nominee director's name, all positions with the Company held by the nominee, the nominee's principal occupation, age and year in which the nominee first became a director of the Company. Each nominee director has agreed to serve if elected.

Nominees	Principal Occupation	Age	Director Since
Larry D. Brady 	Former Chairman of the Board and Chief Executive Officer of Intermec, Inc. (industrial technologies). Mr. Brady served as Chairman of Intermec from 2001 to 2007 and as Chief Executive Officer from 2000 to 2007. He served as President of Intermec from 1999 to 2001 and as Chief Operating Officer from 1999 to 2000. Mr. Brady served as President of FMC Corporation from 1993 to 1999. He served as a Vice President of FMC from 1984 to 1989, as Executive Vice President from 1989 to 1993 and was a director from 1989 to 1999. Mr. Brady is a member of the Advisory Board of Northwestern University's Kellogg School of Management. Within the past five years, Mr. Brady served as a director of Pactiv Corporation.	70	2004
Clarence P. Cazalot, Jr. 	Chairman since 2011, President and Chief Executive Officer and Director since 2002 of Marathon Oil Corporation, formerly known as USX Corporation (diversified petroleum). He served as Vice Chairman of USX Corporation and President of Marathon Oil Company from 2000 to 2001. Mr. Cazalot was with Texaco Inc. from 1972 to 2000, and while at Texaco served in the following executive positions: President of Worldwide Production Operations of Texaco Inc. from 1999 to 2000; President of International Production and Chairman of London-based Texaco Ltd. from 1998 to 1999; President of International Marketing and Manufacturing from 1997 to 1998; President of Texaco Exploration and Production Inc. from 1994 to 1996; and President of Texaco's Latin America/West Africa Division from 1992 to 1994. In 1992, he was named Vice President, Texaco. He is a director and Board member of the American Petroleum Institute. Additionally, he is a director of the Greater Houston Partnership, is a member of the Business Roundtable and serves on the Advisory Board of the World Affairs Council of Houston.	62	2002
Martin S. Craighead 	Chief Executive Officer of the Company since January 2012 and President since 2010. Chief Operating Officer from 2010 to 2012. Effective April 25, 2013, if elected, he will become Chairman of the Board of Directors of the Company. Senior Vice President from 2009 to 2010. Group President of Drilling and Evaluation from 2007 to 2010 and Vice President of the Company from 2005 until 2009. President of INTEQ from 2005 to 2007. President of Baker Atlas from February 2005 to August 2005. Vice President of Worldwide Operations for Baker Atlas from 2003 to 2005 and Vice President, Marketing and Business Development for Baker Atlas from 2001 to 2003; Region Manager for Baker Atlas in Latin America and Asia and Region Manager for E&P Solutions from 1995 to 2001. Employed by the Company in 1986.	53	2011
Lynn L. Elsenhans 	Former Executive Chairman of Sunoco, Inc. (transportation fuels and logistics) from January 2009 until May 2012, and Chief Executive Officer and President from August 2008 until March 2012. She also served as Chairman of Sunoco Logistics Partners L.P. from October 2008 until May 2012, and Chief Executive Officer from July 2010 until March 2012. She worked at Royal Dutch Shell in various capacities for more than 28 years. She is a member of the Board of Directors of GlaxoSmithKline, the Board of Trustees at Rice University, the Council of Overseers at the Jones School of Business at Rice, the Board of the Texas Medical Center, the United Way of Greater Houston, and the First Tee of Greater Houston.	56	2012

Anthony G. Fernandes 	Former Chairman, President and Chief Executive Officer of Philip Services Corporation (diversified industrial services provider) from August 1999 to April 2002. He was Executive Vice President of ARCO (Atlantic Richfield Company) from 1994 to 1999, President of ARCO Coal, a subsidiary of ARCO, from 1990 to 1994 and Corporate Controller of ARCO from 1987 to 1990. Mr. Fernandes serves on the Boards of Black & Veatch, Cytec Industries and ABM Industries, Inc.	67	2001
Claire W. Gargalli 	Former Vice Chairman, Diversified Search and Diversified Health Search Companies (executive search consultants) from 1990 to 1998. Ms. Gargalli served as President and Chief Operating Officer of Equimark from 1984 to 1990. During that period, she also served as Chairman and Chief Executive Officer of Equimark's two principal subsidiaries, Equibank and Liberty Bank. Ms. Gargalli is a director of Praxair, Inc., and BioMotion Analytics. She is also a trustee emeritus of Carnegie Mellon University and Middlebury College.	70	1998
Pierre H. Jungels 	President of the Institute of Petroleum until June 2003. From 1997 through 2001 Dr. Jungels served as a Director and Chief Executive Officer of Enterprise Oil, plc. In 1996, Dr. Jungels served as the Managing Director of Exploration and Production at British Gas plc. Various positions from 1974 to 1995 at PetroFina SA, including Executive Director from 1989 to 1995. Within the past five years, Dr. Jungels served as a director of Imperial Tobacco Group plc., a director of Woodside Petroleum Ltd. and Chairman of Rockhopper Exploration PLC. Dr. Jungels is the Chairman of Oxford Catalysts plc.	69	2006
James A. Lash 	Chairman of Manchester Principal LLC and its predecessor company (high technology venture capital firm) since 1976. Former First Selectman, Greenwich, Connecticut (city government) from 2003 to 2007. Mr. Lash also served as Chairman and Chief Executive Officer of Reading Tube Corporation from 1982 to 1996. Mr. Lash was a director of the East West Institute from 2002 to 2011 and was a trustee of the Massachusetts Institute of Technology from 2000 to 2011.	68	2002
J. Larry Nichols 	Executive Chairman of Devon Energy Corporation (independent energy company). Mr. Nichols served as Chairman of the Board from 2000 to 2010 and as Chief Executive Officer from 1980 to 2010. Mr. Nichols serves as a director of SONIC Corp., as well as several trade associations relevant to the oil and gas exploration and production business.	70	2001
J.W. Stewart 	Former Chairman of the Board of Directors, President and Chief Executive Officer of BJ Services Company from 1990 until its acquisition by the Company in 2010. Prior to 1990, Mr. Stewart held various management and staff positions with BJ Services Company and its predecessor company. Mr. Stewart is a member of the Board of The Alley Theatre of Houston, a member of the Advisory Board of the Children's Museum of Houston, a Trustee of the Menil Collection and Chair of the Finance Committee of the Menil Collection.	69	2010
Charles L. Watson 	Chairman of Twin Eagle Management Resources (energy marketing) since 2010, Chairman of Eagle Energy Partners from 2003 to 2009, Chairman of Wincrest Ventures, L.P. (private investments) since January 1994, Chairman of Collegiate Zone LP since 2004 and Chairman of Sigma Chi Foundation from 2005 to 2012. Senior Energy Advisor to Carlyle Investment Management Fund since 2011, Senior Advisor to EDF Trading North America LLC and Electricite de France during 2008 (energy marketing), Managing Director of Lehman Brothers from 2007 to 2008. Founder, Chairman and Chief Executive Officer of Dynegy Inc. (diversified energy) and its predecessor companies from 1985 to 2002. Mr. Watson is also a board member of Mainstream Renewable Power, Baylor College of Medicine and Angeleno Investors, L.P. Within the past five years, Mr. Watson served as a director of Shona Energy Company, Inc.	63	1998

Election Policy

It is the policy of the Board of Directors that any nominee for director who fails to receive a majority of the votes cast for his or her election shall be required to submit a letter of resignation to the Board's Governance Committee. The Governance Committee will recommend to the Board of Directors whether or not the resignation should be accepted or whether such other action should be taken. The Board of Directors shall act on the resignation, taking into account the Governance Committee's recommendation, and publicly disclose (by a press release and filing an appropriate disclosure with the Securities and Exchange Commission) its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision within ninety (90) days following certification of the election results. The resignation, if accepted by the Board, will be effective at the time of the Board of Directors' determination to accept the resignation. If the Board of Directors determines to accept the resignation of an unsuccessful incumbent, then the Board of Directors may fill the resulting vacancy pursuant to the Company's Bylaws or may decrease the size of the Board of Directors pursuant to the provisions of the Restated Certificate of Incorporation, as amended on April 22, 2010.

Corporate Governance

The Company's Board of Directors believes the purpose of corporate governance is to maximize stockholder value in a manner consistent with legal requirements and the highest standards of integrity. The Board has adopted and adheres to corporate governance practices, which the Board and management believe promote this purpose, are sound and represent best practices. The Board periodically reviews these governance practices, Delaware law (the state in which the Company is incorporated), the rules and listing standards of the New York Stock Exchange ("NYSE") and SEC regulations, as well as best practices suggested by recognized governance authorities. The Board has established the Company's Corporate Governance Guidelines as the principles of conduct of the Company's business affairs to benefit its stockholders, which conform to the NYSE corporate governance listing standards and SEC rules. The Corporate Governance Guidelines are attached as Annex A to this Proxy Statement, posted under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor* and are also available upon request to the Company's Corporate Secretary.

Board of Directors

During the fiscal year ended December 31, 2012, the Board of Directors held six meetings, the Audit/Ethics Committee held ten meetings, the Compensation Committee held four meetings, the Governance Committee held four meetings and the Finance Committee held three meetings. Each director attended more than 90% of the total number of meetings of the Company's Board of Directors and of the respective Committees on which he or she served. All of the Company's directors attended the Company's 2012 Annual Meeting with the exception of Ms. Elsenhans who was not a director at the time of the 2012 Annual Meeting.

During fiscal year 2012, each non-management director was paid an annual retainer of $75,000. The Lead Director received an additional annual retainer of $15,000. The Audit/Ethics Committee Chair received an additional annual retainer of $20,000. Each of the other independent Committee Chairs received an additional annual retainer of $15,000. Each of the members of the Audit/Ethics Committee, excluding the Chair, received an additional annual retainer of $10,000. Each of the members, excluding the Chair, of the Compensation, Finance and Governance Committees received an additional annual retainer of $5,000. Each non-management director also received annual non-retainer equity in a total amount of $200,000, in the form of (i) restricted shares of the Company's Common Stock with a value of $140,000 issued in January of each year that generally will vest one-third on the annual anniversary date of the award (however, the restricted shares, to the extent not previously vested or forfeited, will become fully vested upon retirement or on the annual meeting of stockholders next following the date the non-management director attains the age of 72); and (ii) options to acquire the Company's Common Stock with a value of $30,000 issued in each of January and July. The options generally will vest one-third each year beginning on the first anniversary date of the grant of the option award (however, the options, to the extent not previously vested or forfeited, will become fully vested upon retirement or on the annual meeting of stockholders next following the date the non-management director attains the age of 72).

At the Board of Directors meeting on October 25, 2012, the Board approved a change to their annual retainer and equity awards. Effective January 1, 2013, the annual retainer was increased to $100,000 and the value of the non-retainer equity was decreased to $175,000. The non-retainer equity consists solely of an annual grant in January of restricted stock units valued at $175,000 that vest 100% one year from the date of the grant. Option awards will no longer be granted except to the extent a director has elected payment of his or her retainer and committee fees through option grants pursuant to the Baker Hughes Incorporated Director Compensation Deferral Plan (the "Deferral Plan"). All Committee fees remain the same.

The Company previously provided benefits under a Director Retirement Policy (the "Retirement Policy"), which remains in effect until all benefits accrued thereunder are paid in accordance with the current terms and conditions of the Retirement Policy. No additional benefits have been accrued under the Retirement Policy since December 31, 2001. Messrs. Fernandes, Nichols, Riley and Watson and Ms. Gargalli have accrued benefits under the Retirement Policy.

Director Independence

All members of the Board of Directors, other than Mr. Deaton, the Company's current Executive Chairman of the Board, Mr. Craighead, the Company's President and Chief Executive Officer and Mr. Stewart, the former Chairman, President and Chief Executive Officer of BJ Services Company satisfy the independence requirements of the NYSE. Mr. Stewart does not satisfy the independence requirements because of his status as the former Chairman, President and Chief Executive Officer of BJ Services Company which Baker Hughes acquired on April 28, 2010. Mr. Stewart will become independent on April 30, 2013 in accordance with the NYSE Rules. Mr. Nichols was not independent during 2012 because sales by the Company to Devon Energy Corporation during 2011 exceeded the two percent test under Section 303A.02(b)(v) of the NYSE rules. On December 31, 2012, Mr. Nichols resigned as an employee of Devon Energy Corporation making him independent under the NYSE rules.

The Board has adopted a "Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert" ("Policy for Director Independence") included as Exhibit C to the Corporate Governance Guidelines. Such Policy supplements the NYSE independence requirements. Directors who meet these independence standards are considered to be "independent" as defined therein. The Board has determined that all the nominees for election at this Annual Meeting other than Messrs. Craighead and Stewart, meet these standards.

Committees of the Board

The Board of Directors has, in addition to other committees, an Audit/Ethics Committee, a Compensation Committee and a Governance Committee. The Audit/Ethics, Compensation and Governance Committees are comprised solely of independent directors in accordance with NYSE corporate governance listing standards. The Board of Directors adopted charters for the Audit/Ethics, Compensation and Governance Committees that comply with the requirements of the NYSE standards, applicable provisions of the Sarbanes-Oxley Act of 2002 ("SOX") and SEC rules. Each of the charters has been posted and is available for public viewing under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor* and is also available upon request to the Company's Corporate Secretary.

Committee Memberships 2012

Audit/Ethics	Compensation	Executive	Finance	Governance
Anthony G. Fernandes (C)	Claire W. Gargalli (C)	Chad C. Deaton (C)	Larry D. Brady (C)	James A. Lash (C)
Larry D. Brady	Clarence P. Cazalot, Jr.	Clarence P. Cazalot, Jr.	Claire W. Gargalli	Lynn L. Elsenhans
Lynn L. Elsenhans	Pierre H. Jungels	J. Larry Nichols	Pierre H. Jungels	Anthony G. Fernandes
Clarence P. Cazalot, Jr.	Charles L. Watson	H. John Riley, Jr.	J. Larry Nichols	H. John Riley, Jr.
James A. Lash		James W. Stewart	H. John Riley, Jr.	Charles L. Watson
		Charles L. Watson	James W. Stewart	

(C) Chair of the referenced Committee.

Audit/Ethics Committee. The Audit/Ethics Committee held ten meetings during fiscal year 2012. The Board of Directors has determined that each of the Audit/Ethics Committee members meet the NYSE standards for independence as well as those contained in the Company's "Policy for Director Independence." The Audit/Ethics Committee Charter can be accessed electronically under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor* and is attached as Annex B to the Proxy Statement. The Vice President, Internal Audit and the corporate internal audit function report directly to the Audit/Ethics Committee. The Company's Corporate Internal Audit Department sends written reports quarterly to the Audit/Ethics Committee on its audit findings and the status of its internal audit projects. The Audit/Ethics Committee provides assistance to the Board of Directors in overseeing matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's disclosure controls and internal controls, the quality and integrity of the quarterly and annual financial statements of the Company, the performance of the Company's internal audit function, the review and pre-approval of the current year audit and non-audit fees and the Company's risk analysis and risk management procedures. In addition, the Audit/Ethics Committee oversees the Company's compliance programs relating to legal and regulatory requirements. The Audit/Ethics Committee has developed "Procedures for the Receipt, Retention and Treatment of Complaints" to address complaints received by the Company regarding accounting, internal controls or auditing matters. Such procedures are included as Exhibit F to the Corporate Governance Guidelines.

The Audit/Ethics Committee also is responsible for the selection and hiring of the Company's independent registered public accounting firm. To promote independence of the audit, the Audit/Ethics Committee consults separately and jointly with the Company's independent registered public accounting firm, the internal auditors and management.

The Board has reviewed the experience of the members of the Audit/Ethics Committee and has found that each member of the Committee meets the qualifications to be an "audit committee financial expert" under the SEC rules issued pursuant to SOX. The Board has designated Anthony G. Fernandes as the member of the Committee who serves as the "audit committee financial expert" of the Company's Audit/Ethics Committee.

Compensation Committee. The Compensation Committee held four meetings during fiscal year 2012. The Board of Directors has determined that the Compensation Committee members meet the NYSE standards for independence as well as those contained in the Company's "Policy for Director Independence." The Compensation Committee Charter can be accessed electronically under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor*. The Compensation Committee oversees our compensation programs and is charged with the review and approval of the Company's general compensation strategies and objectives and the annual compensation decisions relating to our executives and to the broad base of Company employees. Their responsibilities also include reviewing management succession; making recommendations to the Board regarding all employment agreements, severance agreements, change in control agreements and any special supplemental benefits applicable to executives; assuring that the Company's incentive compensation program, including the annual and long-term incentive plans, is administered in a manner consistent with the Company's compensation strategy; approving and/or recommending to the Board new incentive compensation plans and equity-based compensation plans; reviewing the Company's employee benefit programs; recommending for approval all committee administrative changes to compensation plans that may be subject to the approval of the stockholders or the Board; reviewing and reporting to the Board of Directors the levels of stock ownership by the senior executives in accordance with the Stock Ownership Policy; and reviewing any potential conflicts of interest of the compensation consultant. The Compensation Committee is also responsible for reviewing the outcome of the stockholder advisory vote on senior executive compensation. The Compensation Committee may delegate its authority to subcommittees.

The Compensation Committee is responsible for determining if there are any inherent potential risks in the compensation programs. The Committee exercises risk oversight with respect to risks relating to the compensation of the senior executives as well as the employees of the Company generally. The Compensation Committee seeks to structure compensation packages and performance goals for compensation in a manner that does not incentivize employees to take risks that are reasonably likely to have a material adverse effect on the Company. The Compensation Committee designs long-term incentive compensation, including restricted stock, performance units and stock options in such a manner that employees will forfeit their awards if their employment is terminated for cause. The Committee also retains the discretionary authority to reduce Annual Incentive Compensation Plan bonuses and discretionary bonuses to reflect factors regarding individual performance that are not otherwise taken into account under the performance goal guidelines established by the Compensation Committee. The Company's stock ownership guidelines established by the Board of Directors also mitigates compensation risks. During fiscal year 2012, the Compensation Committee determined the Company's compensation policies and practices for employees were not reasonably likely to have a material adverse effect on the Company. For more information pertaining to the Company's compensation policies and practices, please read the "Compensation Discussion and Analysis" section of this Proxy Statement.

Governance Committee. The Governance Committee held four meetings during fiscal year 2012. The Board of Directors has determined that the Governance Committee members meet the NYSE standards for independence as well as those contained in the Company's "Policy for Director Independence." A current copy of the Governance Committee Charter can be accessed electronically under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor*. The functions performed by the Governance Committee include overseeing the Company's corporate governance affairs, health, safety and environmental compliance functions, government relations and monitoring compliance with the Corporate Governance Guidelines. In addition, the Governance Committee proposes candidates for the Board of Directors, reviews the structure and composition of the Board, considers the qualifications required for continuing Board service and recommends directors' compensation. The Governance Committee annually reviews the Company's Policy Statement on Shareholders' Rights Plans and reports any recommendations to the Board of Directors.

The Governance Committee has implemented policies regarding Board membership. The Governance Committee will consider candidates based upon the size and existing composition of the Board, the number and qualifications of candidates, the benefit of continuity on the Board and the relevance of the candidate's background and experience with issues facing the Company. The Governance Committee also strives to maintain a Board that reflects diversity, including but not limited to, gender, ethnicity, background, country of citizenship and experience. The criteria used for selecting directors are described in the Company's "Guidelines for Membership on the Board of Directors," included as Exhibit A to the Corporate Governance Guidelines. In addition, the Company has established a formal process for the selection of candidates, as described in the Company's "Selection Process for New Board of Directors Candidates" included as Exhibit B to the Corporate Governance Guidelines, and candidates are evaluated based on their background, experience and other relevant factors as described in the "Guidelines for Membership on the Board of Directors." The Board and the Governance Committee will evaluate candidates properly proposed by stockholders in the same manner as all other candidates.

The Governance Committee has established, in accordance with the Company's Bylaws regarding stockholder nominees, a policy that it will consider director candidates proposed by stockholders in the same manner as all other candidates. Recommendations that stockholders desire to make for the 2014 Annual Meeting should be submitted between October 15, 2013 and November 14, 2013 in accordance with the Company's Bylaws and "Policy and Submission Procedures for Stockholder Recommended Director Candidates" included as Exhibit D to the Corporate Governance Guidelines and are also available upon request to: Chair, Governance Committee of the Board of Directors, P.O. Box 4740, Houston, Texas, 77210, or to the Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas, 77019. Such recommendations should be accompanied by the information required under the Company's Bylaws for stockholder nominees and in accordance with the Company's Policy and Submission Procedures for Stockholder Recommended Director Candidates.

In connection with the 2013 election of directors, the Company has not paid any fee during 2012 to a third party to identify or evaluate or to assist in identifying or evaluating such nominees. In connection with the 2013 Annual Meeting, the Governance Committee did not receive any recommendation for a nominee proposed from any stockholder or group of stockholders.

Stock Ownership by Directors

Each non-management director is expected to own at least five times his or her annual retainer in Company Common Stock. Such ownership level should be obtained within a reasonable period of time following the director's election to the Board. All non-management directors have met this ownership requirement.

On February 28, 2013, the Board of Directors, upon the recommendation of the Governance Committee, approved changes to the Securities Trading and Disclosure Policy to prohibit pledging of the Company's securities as collateral for a loan, holding the Company's securities in a margin account in which any margin activity is undertaken, purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars, exchange funds or other instruments) that are designed to hedge or offset any decrease in the market value of equity securities of the Company or writing options on the Company's securities. The changes to the Securities Trading and Disclosure Policy will be effective on January 1, 2014.

Stockholder Communications with the Board of Directors

To provide the Company's stockholders and other interested parties with a direct and open line of communication to the Company's Board of Directors, a process has been established for communications with any member of the Board of Directors, including the Company's Lead Director, the Chair of any of the Company's Governance Committee, Audit/Ethics Committee, Compensation Committee, or Finance Committee or with the non-management directors as a group.

Stockholders may communicate with any member of the Board, including the Company's Lead Director, the Chair of any of the Company's Governance Committee, Audit/Ethics Committee, Compensation Committee, or Finance Committee or with the non-management directors of the Company as a group, by sending such written communication to the Company's Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas, 77019. The procedures for "Stockholder Communications with the Board of Directors" are also included as Exhibit E to the Corporate Governance Guidelines. In addition, pursuant to the Company's policy to request and encourage attendance at the Annual Meeting, such meeting provides an opportunity for stockholders to communicate with members of the Company's Board of Directors in attendance. All of the Company's directors attended the Company's 2012 Annual Meeting with the exception of Ms. Elsenhans who was not a member of the Board at the time of the 2012 Annual Meeting.

Business Code of Conduct

The Company has a Business Code of Conduct (the "Code of Conduct") that applies to all officers, directors and employees, which includes the code of ethics for the Company's Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer and all other persons performing similar functions within the meaning of the securities laws and regulations. The Code of Conduct prohibits individuals from engaging in, or giving the appearance of engaging in any activity involving a conflict, or reasonably foreseeable conflict, between personal interests and those of the Company. Every year, each of these Company officers certifies compliance with the Company's Code of Conduct and the applicable NYSE and SOX provisions. The Audit/Ethics Committee of the Board of Directors of the Company oversees the administration of the Code of Conduct and responsibility for the corporate compliance effort with the Company. The Company's Code of Conduct and Code of Ethical Conduct Certification are posted under the "Corporate Governance" section of the Company's website at *www.bakerhughes.com/investor* and are also available upon request to the Company's Corporate Secretary.

The Board's Leadership Structure and Role in Risk Oversight

The Board has five standing committees: Audit/Ethics, Compensation, Governance, Finance and Executive. Other than the Executive Committee and the Finance Committee, all of the Board committees are comprised solely of independent directors. Each of the five committees has a different Chairperson. The Chairperson of the Audit/Ethics Committee, the Compensation Committee, the Finance Committee and the Governance Committee are each independent directors. Our Corporate Governance Guidelines require the election, by the independent directors, of a Lead Director who (i) presides at all meetings of the Board of Directors at which the Chairman is not present, including executive sessions of non-management directors; (ii) serves as a liaison between the Chairman and the non-management directors; (iii) has the authority to call meetings of the non-management directors; (iv) works with the Chairman in developing Board meeting agendas, schedules, and information provided to the Board; and (v) communicates with significant stockholders when appropriate on matters involving broad corporate policies and practices. The Governance Committee reviews and recommends to the Board a director to serve as Lead Director. John Riley is the current Lead Director. The independent directors hold executive sessions at every regularly scheduled Board meeting and at such other times as the Board deems appropriate. Our Board leadership structure is utilized by numerous public companies in the United States, and we believe that it provides the optimal balance and is an effective leadership structure for the Company.

Effective January 1, 2012, Mr. Craighead became Chief Executive Officer and President of the Company and Mr. Deaton assumed the role of Executive Chairman. On January 25, 2013, Mr. Deaton announced that he was retiring as Executive Chairman of the Company effective at the 2013 Annual Stockholders Meeting on April 25, 2013. Mr. Craighead, if elected, will become Chairman of the Board of Directors on April 25, 2013.

In accordance with the NYSE requirements, our Audit/Ethics Committee is responsible for overseeing risk analysis and risk management procedures. The Audit/Ethics Committee reviews guidelines and policies on enterprise risk management, including risk assessment and risk management related to the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures. At each meeting of the Audit/Ethics Committee, the officers of the Company provide information to the Audit/Ethics Committee addressing issues related to risk analysis and risk management. At every regularly scheduled meeting of the Audit/Ethics Committee the Company's Chief Compliance Officer provides a report to the Committee regarding the Code of Conduct, including updates pertaining to the status of the Company's compliance with its standards, policies, procedures and processes. The Company maintains an Enterprise Risk Management ("ERM") process under which it reviews its business risk framework including an assessment of external and internal risks and appropriate mitigation activities. The Company's annual ERM report is provided to the Audit/Ethics Committee and in addition, a comprehensive in-person presentation is made to the entire Board. In addition to the risk oversight which is exercised by the Audit/Ethics Committee of the Board of Directors, the Compensation Committee, the Finance Committee and the Governance Committee each regularly exercises oversight related to risks associated with responsibilities of the respective Committee. For example, the Compensation Committee has reviewed what risks, if any, could arise from the Company's compensation policies and practices, while the Finance Committee consistently reviews risks related to the financial structure and activities of the Company and the Governance Committee periodically provides oversight respecting risks associated with the Company's health, safety and environmental policies and practices. The Board of Directors believes that the risk management processes in place for the Company are appropriate.

Security Ownership of Management

Set forth below is certain information with respect to beneficial ownership of the Common Stock as of February 27, 2013 by each director, the persons named in the Summary Compensation Table below and the directors and executive officers as a group. The table includes transactions effected prior to the close of business on February 27, 2013.

	Shares Beneficially Owned			
Name	Shares Owned as of February 27, 2013	Shares Subject to Options Which Are or Will Become Exerciseable Prior to April 28, 2013	Total Beneficial Ownership as of April 28, 2013	% of Class[1]
Larry D. Brady	20,002	7,007	27,009	—
Clarence P. Cazalot, Jr.	21,993	7,592	29,585	—
Lynn L. Elsenhans	1,000	0	1,000	—
Tony G. Fernandes	30,799	10,905	41,704	—
Claire W. Gargalli	26,520	6,753	33,273	—
Pierre H. Jungels	16,793	6,420	23,213	—
James A. Lash	14,793[2]	7,592	22,385	—
J. Larry Nichols	24,735	7,592	32,327	—
H. John Riley, Jr.	35,795	7,592	43,387	—
James W. Stewart	287,318[3]	281,777	569,095	—
Charles L. Watson	33,623	7,592	41,215	—
Martin S. Craighead	156,528	205,420	361,948	—
Alan R. Crain	90,959	129,018	219,977	—
Chad C. Deaton	262,780	900,778	1,163,558	—
Derek Mathieson	53,081	56,545	109,626	—
Peter A. Ragauss	124,833	255,905	380,738	—
All directors and executive officers as a group (25 persons)	1,469,915	2,307,408	3,777,323	—

(1) No percent of class is shown for holdings of less than 1%.

(2) Mr. Lash has pledged 12,075 of these shares (constituting 54% of the total shares beneficially owned) as collateral to secure loans made to Mr. Lash in the ordinary course of business.

(3) Mr. Stewart holds 9,985 shares indirectly as the trustee of trusts established for the benefit of his children. An additional 5,316 shares are held by a Grantor Retained Annuity Trust of which Mr. Stewart is the trustee, and another 5,316 shares are held by a Grantor Retained Annuity Trust with his spouse as the trustee. With respect to 79,368 shares indirectly held by B&A Group, LP for the benefit of his three children, following gifts of equal limited partnership interests in B&A Group, LP to three separate family trusts of which Mr. Stewart is the trustee, Mr. Stewart disclaims beneficial ownership of his limited partnership interests in B&A Group, LP, except to the extent of his pecuniary interest therein.

Charitable Contributions

During the fiscal year ended December 31, 2012, the Company did not make any contributions to any charitable organization in which any director served as an executive officer that exceeded the greater of $1 million or 2% of the charitable organization's consolidated gross revenues.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), requires executive officers, directors and persons who beneficially own more than 10% of the Common Stock to file initial reports of ownership and reports of changes in ownership with the SEC and the NYSE. SEC regulations require executive officers, directors, and greater than 10% beneficial owners to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of those forms furnished to the Company and written representations from the executive officers and directors, the Company believes its executive officers and directors complied with all applicable Section 16(a) filing requirements during the fiscal year ended December 31, 2012 with the exception of an inadvertent late filing on Form 4 for Messrs. Deaton and Stewart.

Certain Relationships and Related Transactions

The Company has, and strictly follows, formalized policies and procedures for identifying potential related party transactions and ensuring those policies are reviewed by the Board of Directors and the Audit/Ethics Committee. We subject the following related persons to these procedures: directors, director nominees, executive officers, individual 5% stockholders and any immediate family members of these persons.

As outlined in Exhibit C to our Corporate Governance Guidelines, the Board annually re-evaluates the independence of any "related person" for any transactions, arrangements or relationships, or any series of similar transactions, arrangements or relationships in which any director, director nominee, executive officer, or any immediate family member of those persons could be a participant, the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.

The Company does not have a formal set of standards to be substantively applied to each transaction reviewed by the Audit/Ethics Committee and then the Board. However, the standards utilized in its annual Director & Officer Questionnaire to determine if a related party transaction exists are modeled after Section 303A.02 of the New York Stock Exchange's Listed Company Manual. Instead of a formalized standard, potential related party transactions are reviewed and judgment is applied by the Board of Directors in accordance with its duties under Delaware and other applicable law to determine whether such transactions are in the best interests of the Company and its stockholders. In addition to the discussion under the "Business Code of Conduct" in this Proxy Statement, the "Baker Hughes Incorporated Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert" are included as Exhibit C of the Corporate Governance Guidelines. The Company utilizes standard accounting procedures to monitor its financial records and determine whether a related person is involved in a business relationship or transaction with the Company for which disclosure is required.

Compensation Discussion and Analysis

Executive Summary

The purpose of our compensation program is to motivate exceptional individual and organizational performance that is in the long-term best interests of our stockholders. We use traditional compensation elements of base salary, annual incentives, long-term incentives, and employee benefits to deliver attractive and competitive compensation. We benchmark both compensation and Company performance in evaluating the appropriateness of pay. Our executive pay decisions are made by an independent Compensation Committee of our Board of Directors, with assistance from its independent consultant. We target the market median for fixed compensation, while providing the opportunity for executives to earn upper quartile incentive pay based on Company performance.

2012 Performance Overview

In 2012, the Company posted record revenue with growth coming from all operating segments. This growth can be attributed to market share gains and reliable operation performance in all of our international regions as well as outstanding commercialization of new products. Highlights for 2012 include:

- Revenue for the year was a record $21.36 billion, up 8% compared to $19.83 billion for the year 2011.
- International operations increased revenue by 11%, despite a 2% rise in the international rig count during the year, excluding Iraq.
- We built a strong position in many of the world's offshore markets and we significantly expanded our Integrated Operations business in the Middle East.
- In North America, our business grew by 5%, based largely on the successful introduction of several well construction technologies and strong demand for our production lines in the growing unconventional market.
- In the Gulf of Mexico, revenue increased 32% in 2012 compared to 2011, based on a rebound in deepwater activity and market share gains in drilling and wireline services.

While the company achieved record revenue in 2012, as the year came to a close, our results reflected the challenges faced by the industry. Overall, our margins in 2012 were impacted by overcapacity and unfavorable pricing and activity in the Pressure Pumping market in the U.S. and Canada. Our margins were further impacted by collection delays in Latin America and project challenges in the Middle East and Asia Pacific.

Participants

Our compensation programs include programs that are designed specifically for (1) our most senior executive officers, which include the principal executive officer ("PEO"), the principal financial officer ("PFO") and the three other most highly compensated executive officers (collectively, either the "Senior Executives" or "NEOs") and (2) employees who are designated as executives of the Company ("Executives"), which includes the Senior Executives and (3) a broad base of Company employees.

On April 28, 2011, the Baker Hughes Incorporated Board of Directors, acting in accordance with its established succession plan, approved the transition of Chad C. Deaton, Chairman of the Board and Chief Executive Officer, to the new role of Executive Chairman beginning January 1, 2012. At that time, Martin S. Craighead assumed the position of Chief Executive Officer in addition to his role as President of the Company. On January 25, 2013, Mr. Deaton announced that he was retiring from his position as Executive Chairman effective at the Annual Meeting of Stockholders on April 25, 2013. At that time, if elected, Mr. Craighead will assume the role of Chairman of the Board of Directors. On February 28, 2013, Mr. Crain was appointed Senior Vice President, Chief Legal and Governance Officer.

The Senior Executives are:

- Martin S. Craighead - President & Chief Executive Officer (PEO)
- Peter A. Ragauss - Senior Vice President & Chief Financial Officer (PFO)
- Chad C. Deaton - Executive Chairman
- Alan R. Crain - Senior Vice President, Chief Legal and Governance Officer
- Derek Mathieson - President, Western Hemisphere Operations

Pay for Performance

The Compensation Committee designs compensation programs to deliver compensation which is aligned with Company performance and thus stockholder interests. The following charts reflect the relationship between our PEO's pay and Company performance as well as peer performance.

The charts below illustrate the Company's Total Shareholder Return ("TSR") versus the TSR for the Company's oilfield services peer group that includes Halliburton Company, National Oilwell Varco Inc., Schlumberger Ltd. and Weatherford International Ltd. (the "Peer Group") over the three-year period ending 2012 as well as both the Company's target and realized pay versus the median realized pay of the Company's peers over the same three-year period.

Target pay includes base salary, target bonus and the grant date value of options, restricted stock, and cash-based performance units for the period. Realized pay includes base salary, bonus payout, a recalculated Black-Scholes using updated inputs but holding the original exercise price the same, the December 31, 2012 stock price of restricted stock granted during the period, and the value of cash-based performance units paid out during the period.

The charts below reflect that, over the three-year period, the Company's TSR is comparatively lower than the TSR of most of the Peer Group and our PEO's realized pay is below both his targeted level of pay and the median realized pay of the Peer Group.


3-Year Total Shareholder Return
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
2%
6%
17%
4%
-15%
BHI
HAL
NOV
SLB
WFT


3-Year Total Compensation
(Target vs. Realized)
35
30
25
20
15
10
5
0
BHI Tgt
BHI Real.
Mkt Med. Real.
Total Cash Compensation
Long-Term Incentive
Total Direct Compensation

The chart below illustrates the Company's three-year realized pay percentile ranking and performance percentile ranking for our PEO versus the Company's oilfield services Peer Group for the three-year period ending 2012. Realized pay includes base salary, bonus payout, a recalculated Black-Scholes option value using updated inputs but holding the original exercise price the same, the December 31, 2012 stock price of restricted stock granted during the period, and the value of cash-based performance units paid out during the period. The chart reflects that for the one-year period ending 2012, Company TSR performance was in the lower quartile while our PEO's pay was at median. For the three-year period ending 2012, our PEO's pay is aligned with the Company's TSR performance.


Relative Pay vs. Relative TSR
(Baker Hughes vs. Industry Peers)
TSR Percentile Ranking
Upper Quartile
Median
Lower Quartile
Pay and Performance Alignment
3-Year
1-Year
Lower Quartile
Median
Upper Quartile
Realized Total Direct Compensation Percentile Ranking

Compensation Objectives

To reward both short and long-term performance and to further our compensation objectives, our executive compensation program is designed to:

<table>
<tr><th>Objectives</th><th>How We Meet Our Objectives</th></tr>
<tr><td>Attract and retain knowledgeable, experienced, and high performing Senior Executives</td><td>• Provide a competitive total pay package, taking into account the base salary, incentives and benefits.

• Regularly benchmark our pay programs against the competitive market, comparing both fixed and variable, at-risk compensation that is tied to short and long-term performance. We use the results of this analysis as context in making pay adjustments.

• Administer plans to include three-year performance cycles on long-term incentive plan awards, three-year vesting schedules on equity incentives, and competitive total benefit programs, including retirement benefits.</td></tr>
<tr><td>Reward the creation of long-term stockholder value</td><td>• The long-term incentive plan consists of a combination of stock options, restricted stock awards, and cash-based performance units.

• The incentive programs include specific financial performance measures that are fundamental to long-term stockholder value creation:
  • The Annual Incentive Compensation Plan uses earnings per share; and
  • The long-term incentive plan uses revenue growth, profit before taxes margin, and return on capital employed as compared to our peers.</td></tr>
<tr><td>Address the complexities in managing a cyclical business that is subject to world demand for oil and gas</td><td>• The short-term incentive programs provide for formulaic and non formulaic short-term performance goals and reward managers for the achievement of those goals.

• The long-term incentive plan utilizes a combination of share growth and full-value awards, balancing retention and appreciation through the business cycles.

• The cash-based performance unit component of the long-term incentive plan measures Company performance relative to industry peers, mitigating the difficulty in goal setting over long periods.</td></tr>
<tr><td>Drive and reward performance that supports the Company's core values of integrity, teamwork, performance and learning</td><td>• Success in the promotion of core values is considered in the base salary review process and when determining annual award values for long-term incentive compensation awards.

• The short-term incentive programs allow for the reduction or elimination of bonus payouts if the standards are not upheld.</td></tr>
<tr><td>Provide a significant percentage of total compensation that is variable and at risk</td><td>• Annual and long-term incentive compensation comprises, on average, more than two-thirds of total direct compensation.</td></tr>
</table>

Reinforce adherence to high ethical, environmental, health and safety standards	• The discretionary bonus component includes individual business goals which may include specific targets related to health, safety and the environment. • The short-term incentive programs allow for reduction or elimination of bonus payouts if the standards are not upheld.
Motivate management to take prudent but not excessive risks	• Pay programs emphasize long-term incentive compensation with over-lapping year-over-year performance-based vesting schedules. • Share ownership guidelines motivate alignment between long-term stockholder value and management decisions. • We utilize multiple performance measures for short-term and long-term incentives, as well as peer comparisons.
Align executive and stockholder interests	• Emphasizing long-term stockholder returns, we encourage significant Company stock ownership among Executives through our Stock Ownership Policy guidelines. • The ultimate value of two-thirds of our annual equity grants is driven by stock price performance.

Consideration of Advisory Say on Pay Voting Results

In compliance with Section 14A of the Securities Exchange Act, we ask the stockholders to approve, on an advisory basis, the compensation of our named executive officers (the "NEOs") as disclosed in this Proxy Statement (commonly known as a “Say on Pay” proposal). The Compensation Committee believes that the advisory Say on Pay votes of the Company's stockholders are an important means by which stockholders may express their views regarding the Company's executive compensation. While the Say on Pay votes are advisory and not binding on the Company, the Compensation Committee strongly values the opinions of the stockholders as expressed in the Say on Pay votes. On an ongoing basis, the Compensation Committee monitors the performance of the Company and its Senior Executives, makes business determinations concerning what performance goals the Compensation Committee believes are appropriate, determines what financial incentives are appropriate to incentivize the achievement of these goals and designs and modifies the Company's executive compensation programs as it deems appropriate and consistent with these determinations. In making its determinations, the Compensation Committee is guided by its fiduciary duties to the Company's stockholders and its business judgment concerning what is in the best interest of the stockholders.

The Compensation Committee carefully considered the 2012 Say on Pay voting results to ascertain whether there was a general level of support that was meaningful. In 2012, our stockholders voted 90% in favor of the Company's executive compensation practices, a level of support that the Compensation Committee considers to be a meaningful level of support.

The Compensation Committee has made modifications to the maximum bonus amount that can be paid to Senior Executives through our short-term incentive compensation programs, the number of metrics upon which the short-term incentive is based as well as specific provisions included in our individual change in control agreements. While the Annual Incentive Compensation Plan has historically included a cap of $4 million for each Senior Executive, the Compensation Committee approved an additional cap for the Annual Incentive Compensation Plan. Beginning with 2012, bonus payments for a Senior Executive may not exceed the lesser of 200% of the Senior Executive's Expected Value target or $4 million.

In addition, for 2013, the Compensation Committee approved a change to the financial metrics upon which the Annual Incentive Compensation Plan is based. In 2013, the financial metrics for the Annual Incentive Compensation Plan will include earnings per share and the balance sheet metric, free cash flow, with the intent to drive greater profitability through improved collection of receivables and optimal inventory levels which are aligned with the Company's business goals for the year.

During 2012, the Compensation Committee adopted a new form of Change in Control agreement for new hires into Senior Executive positions that eliminates excise tax gross-up provisions.

Compensation Consultant and Conflict of Interest Analysis

The Compensation Committee has retained Cogent Compensation Partners, Inc. since 2008 as its independent compensation consultant. Cogent Compensation Partners, Inc. was acquired by Frederic W. Cook & Co., Inc. ("Cook") in 2012. Cook advises the Compensation Committee on matters related to the Senior Executives' compensation and general compensation programs, including industry best practices. In accordance with the requirements of Item 407 (e)(3)(iv) of Regulation S-K, in 2012 the Compensation Committee considered the relationships Cook has had with the Company, the members of the Compensation Committee and our executive officers, as well as the policies that Cook has in place to maintain its independence and objectivity, and determined that no conflicts of interest arose from the work performed by Cook. It is anticipated that this relationship will continue during 2013.

Cook provides the following consulting services to the Compensation Committee:

- assists in the annual review and approval of the comparator groups used to benchmark executive compensation levels;
- provides comparative market data on compensation practices and programs; and
- advises in:
    - determining base salaries for Senior Executives;
    - setting individual performance goals and award levels for Senior Executives for the long-term incentive plan performance cycle;
    - compensation trends and regulatory matters affecting compensation; and
    - designing and determining individual grant levels for Senior Executive long-term incentive awards.

Cook periodically provides consulting services to the Governance Committee, as follows:

- advises on policy covering the payment of director fees; and
- advises on equity and non-equity compensation awards to directors.

Benchmarking

The competition in the market for executive talent magnifies the need to ensure that our executive compensation programs are appropriately positioned against peer companies in order to strengthen our ability to attract, engage and retain key executives.

Because of the technical nature of the industry, cyclical nature of the markets, high labor needs and capital requirements, oilfield service companies provide the best competitive benchmarks. However, due to market consolidation, the number of similarly sized oilfield service companies with which we compete for talent has declined.

The Company uses a group of 20 companies, the Reference Group, for competitive benchmarking. In selecting the Reference Group, the Company narrowed the broad universe of public companies down to a smaller group of companies by considering companies within a size range against which the Company competes for talent as well as business characteristics such as asset intensity and cash flow margin. The list was narrowed further according to factors, including but not limited to, global scale, engineering, technology and industrial applications, multiple divisions, logistical complexity, business services, size (and other financial measures) and asset/people intensity.

The following chart reflects the Reference Group companies and illustrates how competitive information is used to compare performance and compensation.


Compensation
Determine the market value of jobs
Performance
Evaluate relative performance
Reference Group
20 companies – oilfield services, exploration & production, offshore drilling, oil and gas, and general industry:
• 3M Company
• Anadarko Petroleum Corp.
• Apache Corp.
• Danaher Corp.
• Deere & Co.
• Devon Energy Corp.
• Eaton Corp.
• Emerson Electric Co.
• Halliburton Co.
• Hess Corp.
• Honeywell Intl. Inc.
• Illinois Tool Works
• Johnson Controls Inc.
• National Oilwell Varco
• Raytheon Co.
• Schlumberger Ltd.
• Textron Inc.
• Transocean Ltd.
• Weatherford Intl. Ltd.
• Williams Cos. Inc.
Used to identify and compare executive pay practices such as pay mix and magnitude, competitiveness, prevalence of long-term incentive vehicles, etc.
Peer Group
4 companies – oilfield services only:
• Halliburton Co.
• National Oilwell Varco
• Schlumberger Ltd.
• Weatherford Intl. Ltd.
Used to compare performance in order to determine LTIP results and for general performance assessment

Using the Reference Group, the Peer Group proxy data as well as published survey data in both the general industry and the energy industry (collectively, the "Survey Data") addresses the need for both statistical validity and industry influence in the data. The Reference Group is comprised of industry peers and companies in broader energy and general industry sectors with similar business characteristics, size, margins, competition for talent, and other key compensable factors and is statistically meaningful. The Reference Group data is used to assess the competitive market value for executive jobs, pay practices, validate targets for pay plans, test the compensation strategy, observe trends and provide a general competitive backdrop for decision making. The Peer Group is comprised of four direct industry peers and the Peer Group data is used to conduct a general, high level review, compare Company performance in our industry, understand pay practices and trends, compare plan design specifics, evaluate the effects of the industry cycle on compensation and validate compensation targets.

Pay Mix

The charts below show the mix of compensation elements of our executive officers for fiscal 2012 as compared to the mix of compensation elements of the market median within the Reference Group. This comparison demonstrates that the allocation of our compensation elements is similar to the compensation practices of our Reference Group, but with more weight to long-term incentives. This allocation is aligned with one of our compensation objectives to provide a significant percentage of total compensation that is variable and at risk.


PEO
14%
12%
75%
Market Median - PEO
17%
10%
73%
Other NEOs Combined (1)
14%
17%
70%
Market Median - Other NEOs Combined (1)
18%
59%
Long-Term Incentives
Short-Term Incentives
Base Salary

(1) Mr. Deaton is excluded as the position of Executive Chairman was not benchmarked.

Components of the Executive Compensation Program

The Compensation Committee reviews, on an annual basis, each compensation element for each of the Senior Executives. The Compensation Committee balances the executive's scope of responsibilities and experience against competitive compensation levels. The Compensation Committee is responsible for reviewing and approving the Company's goals and objectives relevant to the PEO's compensation, evaluating the PEO's performance in light of such goals and objectives and determining the PEO's compensation level based on this evaluation and other relevant information.

In addition, each year the PEO presents to the Compensation Committee his evaluation of each of the other Senior Executives, which includes a review of each Senior Executive's contribution and performance over the past year, strengths, development needs and succession potential. The PEO makes no recommendations to the Compensation Committee regarding his own compensation. Following this presentation and a review of the Survey Data, the Compensation Committee makes its own assessments and approves compensation for each Senior Executive.

Base Salaries

The Compensation Committee targets the market median of the Reference Group for the base salaries of our Senior Executives. When considering an adjustment to a Senior Executive's base salary, the Compensation Committee reviews the Survey Data and evaluates the Senior Executive's position relative to the market, his level of responsibility and experience as well as overall Company performance. The Compensation Committee also considers the Senior Executive's success in achieving business objectives, promoting our core values and keys to success, improving health and safety, demonstrating leadership and the achievement of specific individual performance goals as further described in the "Bonuses Based on Achievement Against Performance Scorecard" section.

In determining base salaries, the Compensation Committee also considers the Company's continuing achievement of its short and long-term goals including:

- the financial performance of the Company;
- the effective execution of the strategy approved by our Board of Directors; and
- the development of human resource capability.

In 2012, the Compensation Committee reviewed the compensation for Senior Executives and approved base salary increases as detailed in the chart below.

Senior Executives	% Increase Awarded in 2012	New Salary	Effective Date
Martin S. Craighead	35.1%	$1,000,000	January 1, 2012
Peter A. Ragauss	4.5%	$740,000	March 4, 2012
Chad C. Deaton	(41.5)%	$750,000	January 1, 2012
Alan R. Crain	34.1%	$700,000	October 28, 2012
Derek Mathieson	10.4%	$530,000	January 1, 2012

There were several events which were key factors in the decision to modify the base salary for certain Senior Executives. The Compensation Committee approved a base salary increase for Mr. Craighead to $1,000,000, effective January 1, 2012, as he assumed the role of Chief Executive Officer of the Company in addition to his role as President, in accordance with the Company's established succession plan. Mr. Deaton's salary was reduced to $750,000, also effective January 1, 2012, upon his transition from his role as Chairman of the Board and Chief Executive Officer to his new role as Executive Chairman of the Board of Directors. The Compensation Committee approved a salary increase for Mr. Crain to $700,000 effective October 28, 2012. The Compensation Committee made the decision to position Mr. Crain's base salary at a level which exceeds the median of the Survey Data commensurate with Mr. Crain's seasoned legal experience, legal expertise and commitment to compliance in an increasingly complex regulatory environment. The Compensation Committee approved a salary increase for Mr. Mathieson effective on January 1, 2012, the date he assumed his new role as President of Western Hemisphere Operations. The Survey Data indicates that the base salaries for the collective Senior Executive group are positioned in alignment with the market median.

Short-Term Incentive Compensation

The short-term incentive compensation programs provide Senior Executives with the opportunity to earn cash bonuses based on the achievement of specific Company-wide, business unit, functional and individual performance goals. The Compensation Committee designs the short-term incentive programs to incentivize Senior Executives to attain certain short-term performance goals. The payouts for Senior Executives under the short-term incentive compensation programs are targeted to provide compensation at the market median of the Survey Data in years where we reach target performance levels. The short-term incentive compensation plans are designed to pay above the market median in years where performance exceeds target performance levels. Short-term incentive bonuses are generally paid in cash in March of each year for the prior fiscal year's performance.

The short-term incentive opportunity for Senior Executives is based on specific financial goals and achievement against our performance scorecard. Greater weight is placed on the formula based component of the short-term incentives to reflect the Company's goal of providing a meaningful link between compensation and Company performance.

Annual Incentive Compensation Plan

The Annual Incentive Compensation Plan is designed so that in years in which our financial performance significantly exceeds our financial performance targets, the payouts for the Annual Incentive Compensation Plan could exceed the market median of the Survey Data, and correspondingly, the payouts could be lower than the market median of the Survey Data in years in which our performance falls meaningfully short of expected results.

The following table shows the 2012 annual incentive target compensation for each of the Senior Executives. The annual incentive bonus target for each Senior Executive is reviewed by the Compensation Committee each year and is set based on the Survey Data and the individual contribution level and potential of each individual executive.

2012 Annual Incentive Compensation Plan Targets for Senior Executives

Senior Executives	Target Incentive Compensation % of Base Salary
Martin S. Craighead	84.0%
Peter A. Ragauss	63.0%
Chad C. Deaton	84.0%
Alan R. Crain	52.5%
Derek Mathieson	52.5%

In 2012 and for the past several years, the financial metric for the Annual Incentive Compensation Plan was based on earnings per share. As noted earlier, for 2013, a balance sheet metric, free cash flow, will be added as an additional financial metric.

For 2012, the Compensation Committee approved four performance levels with respect to the achievement of an established financial metric: (1) entry level, (2) intermediate value, (3) expected value, and (4) over achievement. The expected value was set higher than investor expectations at the outset of the fiscal year 2012 to ensure payouts rewarded exceptional performance and were thus aligned with stockholder interests.

Performance targets are established at levels that challenge the individual Senior Executive to perform at a high level. Performance goals are set such that only exceptional performance will result in payouts above the target incentive and poor performance will result in no incentive payment.

As detailed in the chart below, entry level is the minimum level of financial performance for which the Compensation Committee approves any annual incentive payout and the payout is 25% of target incentive compensation. If our financial performance is less than the entry level threshold, there is no payout for that fiscal year. If our financial performance reaches the intermediate value level, the payout equals 75% of target incentive compensation. If our financial performance reaches the expected value level, the payout equals 100% of target incentive compensation. If our financial performance reaches the over achievement level or higher, the payout equals 200% and is capped at that level. Achievement between any level results in a payout that is determined by interpolation between payout levels or extrapolation for exceeding the over achievement level. The over achievement level is set at a stretch level such that significantly exceeding the over achievement level is unlikely. Over the past ten years, the over achievement level has been exceeded only one time. For 2012, the Compensation Committee approved a cap on bonus payments for Senior Executives equal to 200% of each Senior Executive's target bonus, but in no event more than $4 million.

Performance Level	**Definition**	**Payout Level % of Target**	**2012 Earnings Per Share**
Entry level	Minimum achievement level for payout	25% Payout	$4.00
Intermediate value	Performance meets investor expectations	75% Payout	$4.40
Expected value	Performance meets expected value	100% Payout	$5.00
Over achievement	Performance exceeds expected value	200% Payout	$5.50 or above

Our 2012 GAAP earnings per share was $2.97, which is below the Entry Level achievement hurdle of $4.00. As the earnings per share achievement did not meet the Entry Level goal defined for 2012, Senior Executives received no payout from the Annual Incentive Compensation Plan for 2012.

Bonuses Based on Achievement Against Performance Scorecard

While the Annual Incentive Compensation Plan rewards Senior Executives for the achievement of specific formulaic financial measures, the Compensation Committee utilizes a performance scorecard to reward Senior Executives in its assessment for the achievement of specific performance goals which may or may not be formulaic in nature. At the beginning of each year, the Compensation Committee establishes the portion of each Senior Executive's base salary that will be considered as the basis for a bonus related to the achievement of these specific performance goals.

The following table shows the 2012 performance scorecard targets for each of the Senior Executives. The bonus target for each Senior Executive is reviewed by the Compensation Committee each year and is set at the market median in light of the Survey Data.

2012 Performance Scorecard Targets for Senior Executives

Senior Executives	**Performance Scorecard Bonus Targets % of Base Salary**
Martin S. Craighead	36.0%
Peter A. Ragauss	27.0%
Chad C. Deaton	36.0%
Alan R. Crain	22.5%
Derek Mathieson	22.5%

The maximum funds available for the payment of bonuses related to the performance scorecard may not exceed 2.5 times the respective targets for all participants.

In February 2012, the Compensation Committee approved implementing a new additional cap on the annual bonus opportunity for each Senior Executive from both the Annual Incentive Compensation Plan and the performance scorecard program at 215% of their combined target, beginning with the 2012 performance period. If this new cap is triggered in a given year, the Senior Executive's payout under the performance scorecard program will be reduced so that the cap is not exceeded.

For 2012, the performance scorecard goals for the Senior Executives were 1) goals which were aligned with the annual business objectives of the PEO and 2) individual performance goals for each Senior Executive. At the beginning of 2012, the PEO set specific individual performance goals for each Senior Executive other than himself, the Compensation Committee established performance goals for the PEO and the Board of Directors set the goals for Mr. Deaton in his role as Executive Chairman. While the measures for evaluating the Senior Executive's performance with respect to the performance goals is subject to the Compensation Committee's discretion, the Compensation Committee and the Company establish the performance scorecard goals and specific expectations related to the achievement of these goals at the beginning of each year.

The 2012 performance scorecard goals related to the business objectives of the PEO included improving key health safety and environment metrics, remaining best in class in legal and financial compliance, delivering consistent financial performance, improving pressure pumping operational performance, continuing to improve our strategic positioning and continuing to strengthen leadership and organizational capabilities. The Compensation Committee evaluated the results achieved for each of the goals established for the performance scorecard and determined whether or not each goal had been achieved.

Key achievements considered by the Compensation Committee for 2012 are detailed below:

- Improved results for key health, safety and environment metrics:
  - Achieved the third year of continuous improvement in the Total Recordable Incident Rate
  - Numerous awards and recognitions by customers and industry bodies of the Company's leadership in health, safety and environment

- Improved strategic positioning:
  - Strengthened reservoir capabilities through a joint venture
  - Opened a dedicated unconventional research center in the Middle East
  - Deployed production enhancement equipment in key strategic markets
  - Exceeded Integrated Operations revenue goals in key strategic markets

- Continued to strengthen leadership and organizational capabilities:
  - Exceeded engineer hiring and promotion targets
  - Implemented actionable succession plans for key leadership positions
  - Significantly strengthened the leadership of a key business segment through external recruiting and internal promotions
  - Developed and implemented a new leadership competency framework and management development program

- Maintained best in class in legal and financial compliance:
  - Experienced no significant compliance related incident in 2012
  - Achieved a 100% completion rate for the Code of Conduct Questionnaire
  - Delivered in-person anti-bribery training for employees in countries identified as high risk

The goals related to delivering consistent financial performance were not fully achieved for the year. Despite implementing effective cost containment measures, delivering supply chain savings and reducing the margin gap with a key competitor, goals related to international margins were not achieved for the year. In addition, goals related to operational and structural challenges in our pressure pumping business were not fully met for the year.

The individual performance goals established by the PEO for each Senior Executive for 2012 are detailed below:

Mr. Ragauss' 2012 individual performance goals related to the completion of SAP implementation waves, production of product line profitability reporting capabilities, the design of an actionable plan to address non-core and underperforming geographies or product lines, the delivery of progress on structural tax rate challenges and the delivery of supply chain structure recommendations.

Mr. Deaton's 2012 individual performance goals established by the Board of Directors related to providing leadership and establishing guiding principles for the Board of Directors, ensuring that members of the Board of Directors understand the views of major stockholders and other key stakeholders, supporting the PEO and management in setting corporate strategy, ensuring new directors receive a tailored and comprehensive induction program and leading and participating in specific special corporate projects identified by the PEO.

Mr. Crain's 2012 individual performance goals related to the development of a robust leadership succession plan, assisting the Reservoir Development Services and/or Integrated Operations business in finalizing business transactions, proactively managing Intellectual Property assertions and disputes, developing legal compliance training strategy and supporting leadership team functionality.

Mr. Mathieson's 2012 individual performance goals pertained to developing an actionable plan to stabilize/improve our pressure pumping business in the United States, creating a spotlight commercialization program, improving days sales outstanding and inventory levels and supporting the development of the reservoir business.

The Compensation Committee assesses the PEO's performance relative to the established performance goals and determines whether or not a payout will be made. The same process is conducted for the other Senior Executives taking into account the recommendations of the PEO. No Senior Executive has any guaranteed right to any bonus. In determining the bonus amounts, the achievement of (or failure to achieve) the performance goals under the Annual Incentive Compensation Plan is not a factor that is considered by the Compensation Committee.

The Compensation Committee awarded Messrs. Craighead, Ragauss, Deaton, Crain, and Mathieson cash-based awards in the amounts of $716,000, $400,000, $274,000, $270,000 and $280,000, respectively, based upon their 2012 performance as compared to the established performance goals described above.

Long-Term Incentive Compensation

The long-term incentive program allows Senior Executives to earn compensation over a number of years as a result of stock price performance and/or sustained financial performance over multiple years. Consistent with our at-risk pay philosophy, long-term incentives comprise the largest portion of a Senior Executive's compensation package.

A primary objective of the long-term incentive plan is to align the interests of Senior Executives with those of our stockholders. The long-term compensation program is composed of stock options, restricted stock and cash-based performance units. The Compensation Committee determines the total stock options, restricted stock, and cash-based performance units granted to Senior Executives as well as the size of individual grants for each Senior Executive. The awards granted to Senior Executives by the Compensation Committee vary each year and are based on Survey Data, the Senior Executive's performance and the Senior Executive's total compensation package. While the Compensation Committee reviews each Senior Executive's historical awards, it does not systematically consider those awards when making individual awards. Presently, long-term incentives are generally allocated to Senior Executives as detailed in the chart below.

2012 Allocation	Company Goals	Future Value Dependent On
Cash-Based Performance Units: 30%	Motivate differential financial performance	Financial performance against peers
Stock Options: 40%	Drive stock price; retain executives	Stock price appreciation
Restricted Stock Awards: 30%	Retain executives; drive stock price	Stock price appreciation

The chart below illustrates the target multiple for each NEO and the grant date value of the long-term incentive award as it relates to meeting the target percentile. The Compensation Committee sets these target award levels based on competitive compensation information including the Survey Data, the vitality of the industry, the demand for talent, cost considerations, and the performance of the Company and the NEOs.

Senior Executives	Target Multiple % of Base salary	Grant Date Value of 2012 Long-Term Incentive Award
Martin S. Craighead	650%	$6,500,016
Peter A. Ragauss	431%	$3,185,999
Chad C. Deaton	0%	$3,648,000
Alan R. Crain	298%	$2,657,267
Derek Mathieson	350%	$2,566,615

Based on Mr. Deaton's Restated and Superseding Employment Agreement dated April 28, 2011, in his role as Executive Chairman, he received one restricted stock unit award that was granted on January 1, 2012 but is not eligible to receive any future equity awards. Therefore, for 2012, his target multiple is zero in the chart above.

Stock Options

An important objective of the long-term incentives is to strengthen the relationship between the long-term value of our stock price and the potential financial gain for employees. Stock options provide Senior Executives with the opportunity to purchase our Common Stock at a price that is fixed on the grant date regardless of future market price. Stock options generally vest and become exercisable in one-third increments annually after the grant date.

Our practice is that the exercise price for each stock option is the closing market price of a share of our Common Stock on the NYSE on the last trading day prior to the grant date. The exercise price of the stock options granted to the NEOs during the 2012 fiscal year is shown in the Grants of Plan-Based Awards Table. Additional information on these grants, including the number of shares subject to each grant, is also shown in the Grants of Plan-Based Awards Table.

Restricted Stock Awards

Restricted stock awards serve as retention aid, since they provide Senior Executives the opportunity for capital accumulation and a more predictable long-term incentive value than is provided by stock options or cash-based performance units. This is a performance based award since as stock price increases, the Senior Executive's reward increases as does the stockholders' reward. Additionally, restricted stock awards are intended to aid in the retention of Senior Executives through the use of a vesting schedule (generally one-third increments annually after the grant date). Restricted stock awards are generally awarded to Senior Executives once a year in January, at the same time as awards are made to the general eligible employee population.

Performance Units

Performance units represent a significant portion of our long-term incentive compensation program. Performance units are certificates of potential value that are payable in cash after the end of a specified performance period. The performance units are designed to motivate the Senior Executives to strive to achieve certain specific Company long-term performance goals during specific performance periods. While the values of stock options and restricted stock awards tie directly to our stock price, performance units focus our executives' attention on specific financial goals that we believe will lead to sustained stockholder value and mitigate the impact of the volatility of the stock market on our long-term incentive compensation program.

Each of the Senior Executives was granted performance unit awards during 2010, 2011 and 2012, with the exception of Mr. Deaton who was not awarded performance units during 2012. Performance units are generally awarded once each year (typically in January) to Senior Executives at the same time as grants are made to the general eligible employee population. The performance unit program operates in overlapping three-year periods with a payout determined at the end of each three-year period. The actual value our Senior Executives may realize under the performance unit program depends on how well we perform against our Peer Group with respect to specified performance goals which are established by the Compensation Committee with assistance from the Compensation Committee's independent compensation consultant.

Performance Measurement Periods

Under the terms of the performance unit program that has been in place since 2009, the amounts payable under performance unit awards are based upon our performance during four performance measurement intervals, one three-year performance measurement interval and three one-year performance measurement intervals within that three-year period. As of the end of each measurement interval, our performance is measured against the performance of our Peer Group members and 25% of the performance unit award value is determined. The payout, if any, will be made after the close of the three-year performance period in March 2013, March 2014 and March 2015 for performance unit awards granted in 2010, 2011 and 2012, respectively.

As detailed in the chart below, the 2010, 2011 and 2012 performance units involve multiple performance measurement periods. Our performance relative to the performance of our Peer Group will be determined over four distinct periods and each period will make up 25% of the final value of the units.

2010 Performance Units	2011 Performance Units	2012 Performance Units
One-Year Period (2010)	One-Year Period (2011)	One-Year Period (2012)
One-Year Period (2011)	One-Year Period (2012)	One-Year Period (2013)
One-Year Period (2012)	One-Year Period (2013)	One-Year Period (2014)
Three-Year Period (2010 to 2012)	Three-Year Period (2011 to 2013)	Three-Year Period (2012 to 2014)

In the case of the performance units granted by us in 2010, 25% of the performance unit value is determined based upon one-year performance relative to certain specified performance criteria (discussed below) at the end of each of 2010, 2011 and 2012. The final 25% of the performance unit value is calculated at the end of 2012 based upon the cumulative performance of the Company over the three-year performance period 2010 through 2012. Any payouts under the 2010 performance units will be paid in March 2013.

For the performance units granted by us in 2011, 25% of the performance unit value is determined based upon one-year performance relative to certain specified performance criteria (discussed below) at the end of each of 2011, 2012 and 2013. The final 25% of the performance unit value is calculated at the end of 2013 based upon the cumulative performance of the Company over the three-year performance period 2011 through 2013. Any payouts under the 2011 performance units will be paid in March 2014.

For the performance units granted by us in 2012, 25% of the performance unit value is determined based upon one-year performance relative to certain specified performance criteria (discussed below) at the end of each 2012, 2013 and 2014. The final 25% of the performance unit value is calculated at the end of 2014 based upon the cumulative performance of the Company over the three-year performance period 2012 through 2014. Any payouts under the 2012 performance units will be paid in March 2015.

Fixed Number of Units Granted at Beginning of Term


End of Year 1
• 25% of Unit Value Determined
• BHI Compared to Peer Group
End of Year 2
• 25% of Unit Value Determined
• BHI Compared to Peer Group
End of Year 3
• 25% of Unit Value Determined
• BHI Compared to Peer Group
3 Year Total
• 25% of Unit Value Determined • BHI Compared to Peer Group

Total Unit Value Calculated and Paid at End of Term

Performance Unit Metrics

There are three basic performance metrics that apply to the 2010, 2011 and 2012 performance units. The potential amounts payable under the 2010, 2011 and 2012 performance units are based upon our (1) revenue growth, (2) pre-tax operating margin, and (3) return on capital employed for the applicable performance periods compared to our Peer Group.

Revenue growth is the percentage increase of the revenue of the relevant company for the relevant one-year or three-year performance period. Revenue growth for a one-year performance period is the result of (a) minus (b), divided by (c), where (a) is the revenue of the relevant company for the fiscal year of the relevant company that coincides with or ends within the one-year performance period and (b) and (c) are the revenue of the relevant company for the fiscal year of the relevant company that coincides with or ends within the calendar year immediately preceding the one-year performance period.

Revenue growth for a three-year performance period is the result of (a) minus (b), divided by (c), where (a) is the revenue of the relevant company for the fiscal year of the relevant company that coincides with or ends within the final fiscal year of the three-year performance period, and (b) and (c) are the revenue of the relevant company for the fiscal year of the relevant company that coincides with or ends within the fiscal year immediately preceding the three-year performance period.

Pre-tax operating margin is the quotient of earnings before interest and taxes for the relevant company for the fiscal year(s) that coincides with or ends within the relevant one-year or three-year performance period, divided by the relevant company's total revenue during that period of time.

Return on capital employed is the relevant company's earnings before interest and taxes for the fiscal year(s) of the relevant company that coincides with or ends within the relevant one-year or three-year performance period, divided by the relevant company's capital employed for that period of time.


1 Revenue Growth
1-Year Interval
Current Period Revenue – Previous Period Revenue
Previous Period Revenue
3-Year Interval
Final Year Revenue – Revenue in year prior to grant
Revenue in year prior to grant
2 Pre-Tax Operating Margin
Earnings Before Interest and Taxes for Period
Total Revenue for Period
3 Return on Capital Employed (ROCE)
Earnings Before Interest and Taxes for Period
End of Period Capital Employed (CE)
Note: for three-year interval use the sum of 3 year EBIT in numerator and sum of 3 years CE in denominator

Peer Group

The Peer Group consists of us and four other companies identified by the Compensation Committee (as listed below):

Peer Group
Baker Hughes Incorporated
Halliburton Company
National Oilwell Varco, Inc.
Schlumberger Limited
Weatherford International Ltd.

Amounts Payable Under 2010, 2011 and 2012 Performance Units for One-Year Performance Periods and for the Three-Year Performance Period

In the case of the one-year performance measurement periods and the three-year performance measurement periods under the 2010, 2011 and 2012 performance unit awards, the unit value earned during an applicable performance measurement period (a one-year or three-year performance measurement interval, as applicable) for each of the three revenue growth, pre-tax operating margin and return on capital employed performance goals applicable to the performance measurement period is one-third of 25% of the unit value amount listed below:

2010, 2011, 2012 One-Year Performance Periods and Three-Year Performance Period (2010-2012)					
Peer Group Rank	**5th**	**4th**	**3rd**	**2nd**	**1st**
Unit Value	$0	$45	$90	$135	$200

Our relative ranking for the 2010 one-year performance measurement period was 1st, 4th and 4th for the revenue growth, pre-tax operating margin and return on capital employed performance goals, respectively, resulting in a total per unit value of $24.17 earned for 2010.

Our relative ranking for the 2011 one-year performance measurement period was 3rd, 4th and 4th for the revenue growth, pre-tax operating margin and return on capital employed performance goals, respectively, resulting in a total per unit value of $15.00 earned for 2011.

Our relative ranking for the 2012 one-year performance measurement period was 5th, 4th, and 4th for the revenue growth, pre-tax operating margin and return on capital employed performance goals, respectively, resulting in a total per unit value of $7.50 earned for 2012.

Our relative ranking for the three-year performance period, 2010 - 2012, was 1st, 4th and 4th for the revenue growth, pre-tax operating margin and return on capital employed performance goals, respectively, resulting in a total per unit value of $24.17 for the three-year period.

Performance Unit Payout Calculation for Units Granted in 2010

The table below illustrates the manner in which the amounts payable under the performance unit awards were calculated. The relative rank and periodic values reflect the achievement of the Company during the 2010 - 2012 performance period.

Relative Rank of Performance				Periodic Unit Value				
Period	Revenue Growth Rank	Pre-Tax Opearing Margin Rank	ROCE Rank	Revenue Growth Value	Pre-Tax Opearing Margin Rank	ROCE Value	Period Unit Value	Total Unit Value
2010	1st	4th	4th	$50.00	$11.25	$11.25	**$24.17**	
2011	3rd	4th	4th	$22.50	$11.25	$11.25	**$15.00**	**$70.84**
2012	5th	4th	4th	$0	$11.25	$11.25	**$7.50**	
3 Year 2010-2012	1st	4th	4th	$50.00	$11.25	$11.25	**$24.17**	

For each measurement period, our performance was compared to the performance of the companies in the Peer Group, and assigned a rank of 1st, 2nd, 3rd, 4th or 5th. Based on the rankings achieved as listed in the table above, revenue growth, pre-tax operating margin and return on capital employed for the 2010 performance period, the performance unit value achieved for the performance period was $24.17 in the aggregate (average of 25% of $200, 25% of $75 and 25% of $75, respectively). Unit values for 2011, 2012 and for the three-year period were calculated in the same manner.

At the end of the three-year performance period, the total amount that will be paid to the Senior Executives in March 2013 for the 2010 - 2012 performance period is $70.84 per unit (calculated as the sum of $24.17, $15.00, $7.50 and $24.17).

Tax Implications of Short-Term Incentives and Long-Term Incentives

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") places a limit of $1,000,000 on the amount of compensation that may be deducted by the Company in any year with respect to the PEO and the other NEOs other than Mr. Ragauss (because he is PFO) unless the compensation is performance-based compensation as described in Section 162(m) and the related regulations. We intend that certain compensation paid to Senior Executives qualifies for deductibility as performance-based compensation under Section 162(m), including (i) certain amounts paid under our Annual Incentive Compensation Plan and (ii) certain options and certain other long-term performance-based stock or cash awards granted pursuant to the 2002 Employee Long-Term Incentive Plan and the 2002 D&O

Plan. We may from time to time pay compensation to our Senior Executives that may not be deductible, including discretionary bonuses or other types of compensation.

Although the Compensation Committee has generally attempted to structure certain executive compensation so as to preserve deductibility, it also believes that there are circumstances where the Company's interests are best served by maintaining flexibility in the way compensation is provided, even if it might result in the non-deductibility of certain compensation under the Code.
Although equity awards may be deductible for tax purposes by the Company, the accounting rules pursuant to FASB ASC Topic 718 require that the portion of the tax benefit in excess of the financial compensation cost be recorded to additional paid-in capital.

Benefits and Severance

We offer a variety of health and welfare and retirement programs to all eligible employees. The Senior Executives generally are eligible for the same benefit programs on the same basis as the rest of the broad-based employees who work in the United States. Programs which provide a different level of benefits for Senior Executives are detailed in the chart below but generally include the executive physical program, long-term disability, life insurance, the Executive Severance Plan and the Supplemental Retirement Plan (the "SRP").

Descriptions of these programs and policies are as follows:

<u>Medical Dental and Vision</u>

Provides medical, prescription drug, dental and vision coverage for executive and eligible covered dependents.

<u>Flexible Spending Accounts</u>

Allows executives to save pre-tax dollars for eligible health care and/or dependent day care expenses.

<u>Executive Physical Program</u>

Complete and professional personal physical exam to be conducted on an annual basis, up to $1,800.

<u>Retiree Medical</u>

Provides executives with access to continued medical coverage in retirement.

- Eligibility: retire at age 55 with at least 10 years of service;
- Retiree pays 100% of cost;
- $1,500 annual Company contribution from age 45; used to off-set contributions (effective January 2013, future contributions to be discontinued with benefits continuing to accrue earnings); and
- Pre and post-medical plan options (include pharmacy program).

<u>Short-Term Disability</u>

Provides continuation of executive's base pay (for weeks 1-6) and 75% (for weeks 7-26) if out due to injury, illness, or pregnancy and unable to work.

<u>Long-Term Disability</u>

Provides continuation of a percentage of executive's base pay up to age 65 if employee has a disability lasting longer than 26 weeks.

- Company paid core coverage: 50% income replacement up to age 65 or recovery; and
- Optional buy-up coverage: 60% income replacement up to age 65 or recovery (Company paid for executives).

Life Insurance and Accidental Death and Dismemberment

Provides financial protection for executive or beneficiaries in the event of death.

- Company paid basic life insurance and basic accidental death & dismemberment: two times pay, up to $3M (one-times pay for non-executives);
- Perquisite life insurance and accidental death & dismemberment: 1-3 times pay up to $3M (offered to executives only);
- Supplemental life insurance: 1-6 times pay up to $2.5M;
- Spouse and child life insurance: $25,000-$250,000 for spouse and $10,000 per child; and
- Voluntary accidental death & dismemberment: $25,000-$250,000.

Business Travel Accident Insurance

Provides financial protection to executive or beneficiaries in the event of accidental death, dismemberment, or paralysis while traveling on Company business in the amount of five times pay up to $1,000,000.

Thrift Plan

Provides an opportunity to save for retirement through a 401(k) retirement savings plan, which includes before-tax and after-tax employee contributions.

- Employee can contribute 1%-50% of eligible compensation;
- The Company matches $1 for each $1 of employee contribution up to 5% of eligible compensation;
- The Company makes an age-based contribution of 2%-5% of eligible compensation;
- Eligible compensation generally means all current cash wages, salaries and fees for services from the Company not in excess of applicable legal limitations ($250,000 in 2012); and
- Immediate vesting in employee deferrals and Company matching contributions; full vesting of age-based contributions after three years of service.

Pension Plan

Provides income through a cash balance retirement plan funded through contributions made by the Company to supplement the Thrift Plan benefit, Supplemental Retirement Plan benefit, Social Security, and personal savings.

- Notional account balance established for each participant;
- 2-4% (of eligible compensation) age-based pay credit;
- Eligible compensation generally means all current cash wages, salaries and fees for services from the Company not in excess of applicable legal limitations ($250,000 in 2012);
- Quarterly interest credits on account balance using a certain annual rate of interest on 30-year Treasury securities (the interest rate used for 2012 was 3.65%);
- Forms of payment for benefits in excess of $1,000: (a) Joint and 50% or joint and 75% survivor annuity for married individuals or single lump sum or single life annuity subject to spousal consent and (b) Single lump-sum or single life annuity if unmarried;
- Full vesting after three years of service; and
- The Company does not make any special grants of extra years of credited service under the Pension Plan for Senior Executives.

Supplemental Retirement Plan

Provides additional deferral and retirement benefit accumulation opportunity for Senior Executives to mitigate the effects of legal limitations on retirement benefit accruals applicable to U.S. tax-qualified retirement plans.

- Opportunity to defer 1-60% of base salary and 1-100% of bonus;
- Company makes additional contributions by applications of the following rates:

- Basic Contribution: 5% of base salary plus bonus deferred under the plan plus 5% of base salary plus bonus (whether or not deferred) over sum of compensation limit ($250,000 in 2012) and amount of base salary and bonus deferred under the plan;
  - Age-Based Contributions: 2-5% of base salary plus bonus deferred under the plan plus 2-5% of eligible pay over compensation limit ($250,000 in 2012);
  - Pension Contributions: 2-4% of base salary plus bonus deferred under the plan plus 2-4% of eligible pay over compensation limit ($250,000 in 2012);
- Eligible pay generally means all current cash wages, salaries and fees for services for the Company;
- Distribution payments made upon some specified period after separation from service in accordance with Section 409A of the Code;
- Forms of payment (elected prior to deferral)
  - Single lump-sum cash payment;
  - Annual installments for 2-20 years;
- Immediate vesting in employee deferrals and Company matching contributions; full vesting of age-based and pension contributions after three years of service;
- Plan benefits are an unfunded obligation of the Company but are informally funded by a rabbi trust; and
- Notional accounts also deemed credited with interest credits based on certain investment sections of the participants (although there is no requirement that any of our assets actually be invested in accordance with these investment selections).

Employee Stock Purchase Plan

Encourages and enables eligible employees to voluntarily acquire proprietary interests in the Company through the ownership of the Company's Common Stock at a favorable price thereby aligning the interests of the eligible employees with the interests of the Company's stockholders.

- Employees contribute 1-10% of base salary after tax up to a cap of $10,000 per year;
- Two Offering Periods: January 1-June 30 and July 1-December 31; and
- Six month look-back - Employees purchase Common Stock at 85% of Fair Market Value of the stock at the beginning or the end of the offering period, whichever is lower.

Executive Severance Plan

Provides assistance to executives while they seek other employment following involuntary separations from service.

- 18 months of base compensation; and
- Outplacement services are provided for 12 months (up to a maximum of $10,000 in the aggregate).

Employment Agreement

We have an employment agreement with Chad C. Deaton dated as of April 28, 2011 (the "Employment Agreement"). The Employment Agreement generally provides that starting on January 1, 2012 and continuing through January 31, 2013, subject to annual renewals thereafter, Mr. Deaton will serve as Executive Chairman of the Company. Mr. Deaton provided notice of termination under the Employment Agreement on January 25, 2013. His termination date will be April 25, 2013, the day of the Annual Meeting of Stockholders.

Change in Control Agreements

We have entered into change in control agreements ("Change in Control Agreements") with the Senior Executives, as well as certain other Executives except for Chad C. Deaton. The Change in Control Agreements are described in the Payments Upon a Change in Control section. In 2012, the Compensation Committee adopted a new form of Change in Control Agreement that eliminated excise tax gross-up provisions for new hires.

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and Senior Executives. These agreements provide that we indemnify such persons against certain liabilities that may arise by reason of their status or service as directors or officers, to advance their expenses incurred as a result of a proceeding as to which they may be indemnified and to cover such person under any directors' and officers' liability insurance policy we choose, in our discretion, to maintain. These indemnification agreements are intended to provide indemnification rights to the fullest extent permitted under applicable indemnification rights statutes in the State of Delaware and shall be in addition to any other rights the indemnitee may have under the Company's Restated Certificate of Incorporation, Bylaws and applicable law. We believe these indemnification agreements enhance our ability to attract and retain knowledgeable and experienced Senior Executives and non-employee directors.

Stock Ownership Policy

The Board of Directors, upon the Compensation Committee's recommendation, adopted a Stock Ownership Policy for our Senior Executives to ensure that they have a meaningful economic stake in the Company. The policy is designed to satisfy an individual Senior Executive's need for portfolio diversification, while maintaining management stock ownership at levels high enough to assure our stockholders of management's commitment to value creation. Senior Executives are required to hold the number of shares valued at a multiple of their base salary, in the amounts listed below:

Executive Chairman/President and Chief Executive Officer	5X Base Salary
Senior Vice Presidents	3X Base Salary
Corporate Vice Presidents reporting to Chief Executive Officer	2X Base Salary
Hemisphere Presidents	2X Base Salary

A Senior Executive has five years to comply with the ownership requirement starting from the date of appointment to a position noted above. If a Senior Executive is promoted to a position with a higher ownership salary multiple, the Senior Executive will have five years from the date of the change in position to reach the higher expected stock ownership level but he still must meet the prior expected stock ownership level within the original five years of the date first appointed to such prior position. For those Senior Executives with the ownership requirements reflected in hiring letters, the date of hire marks the start of the five-year period. Senior Executives who have not met the applicable stock ownership level within the time required are required to hold 75% of the net profit shares acquired through restricted stock vestings or stock option exercises until the ownership levels are met. Deviations from the Stock Ownership Policy can only be approved by the Compensation Committee or the PEO, and then only because of a personal hardship.

The Compensation Committee annually reviews each Senior Executive's compensation and stock ownership levels to determine whether they are appropriate. In 2012, the NEOs were in compliance with the Compensation Committee's required levels of stock ownership.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation earned by the PEO and other NEOs for services rendered to the Company and its subsidiaries for the fiscal years ended December 31, 2012, 2011 and 2010. Bonuses are paid under the Company's applicable incentive compensation guidelines and are generally paid in the year following the year in which the bonus is earned.

Name and Principal Position	Year	Salary ($)	Stock Awards[1] ($)	Option Awards[1] ($)	Non-Equity Incentive Plan Compensation[2] ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings [3] ($)	All Other Compensation ($)	Total ($)
Martin S. Craighead - Principal Executive Officer [4]	2012	995,000	1,950,021	2,348,410[5]	1,288,119	13,786	306,514[6]	6,901,850
	2011	729,231	1,152,920	1,158,828	1,552,664	13,246	217,777	4,824,666
	2010	711,539	1,073,256	926,024	1,254,413	13,188	154,966	4,133,385
Peter A. Ragauss - Principal Financial Officer	2012	733,846	955,821	1,151,065	818,631	12,525	260,460[7]	3,932,348
	2011	697,769	909,872	914,946	1,474,425	11,976	206,783	4,215,771
	2010	689,615	879.408	757,656	1,192,288	11,788	149,664	3,680,420
Chad C. Deaton - Executive Chairman [4]	2012	760,231	3,648,000	-	1,275,917	13,305	527,968[8]	6,225,421
	2011	1,278,769	2,760,776	2,777,745	3,937,598	12,762	487,267	11,254,917
	2010	1,283,461	2,510,568	2,172,269	3,126,755	12,654	338,256	9,443,963
Alan R. Crain - Senior Vice President, Chief Legal and Governance Officer [4]	2012	567,692	1,195,678	754,373[5]	546,249	14,368	193,827[9]	3,272,187
	2011	512,846	641,896	648,090	944,269	13,831	153,551	2,914,483
	2010	502,154	567,360	491,892	836,334	13,834	115,221	2,526,795
Derek Mathieson - President, Western Hemisphere Operations [4]	2012	529,038	1,268,119	670,199	493,002	8,490	123,677[10]	3,092,525
	2011	462,500	511,024	513,354	658,505	8,703	89,983	2,243,439

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(1) Restricted stock awards were granted on January 25, 2012 for the NEOs except for Mr. Deaton who was granted a restricted stock unit award on January 1, 2012. Stock option awards were granted on January 25, 2012 at an exercise price of $47.44 and on July 16, 2012 at an exercise price of $39.30. Mr. Deaton was not granted any stock option awards in 2012. The amounts included in the Stock Awards and Option Awards columns represent the aggregate grant date fair value of the awards made to NEOs computed in accordance with FASB ASC Topic 718. The value ultimately realized by the executive upon the actual vesting of the award(s) or the exercise of the stock option(s) may or may not be equal to the FASB ASC Topic 718 determined value. For a discussion of valuation assumptions, see "Note 2 - Stock-Based Compensation" of the Notes to Consolidated Financial Statements included in our annual report under Item 8 of the Form 10-K for the year ended December 31, 2012.

(2) The amounts for the 2012 fiscal year include cash-based awards based on performance scorecard goals under the 2002 D&O Plan to Messrs. Craighead, Ragauss, Deaton, Crain, and Mathieson in the amounts of $716,000, $400,000, $274,000, $270,000 and $280,000, respectively. In addition, these amounts include the payouts earned under the performance units granted in 2010, 2011 and 2012 to Messrs. Craighead, Ragauss, Deaton, Crain, and Mathieson in the amounts of $338,869, $278,696, $794,917, $180,519, and $133,014, respectively, for the 2010 grant, $87,000, $68,250, $207,000, $48,750, and $38,250, respectively, for the 2011 grant and $146,250, $71,685, $0, $46,980, and $41,738, respectively, for the 2012 grant. The amounts for the 2010 grant include the

one year performance period in 2012 and the cumulative three-year performance period between 2010 through 2012. These amounts are not payable until the close of the three-year performance period in March of 2013, March of 2014 and March 2015 for the performance units granted in 2010, 2011 and 2012, respectively, and are generally subject to the NEO's continued employment through the end of the three-year performance periods.

(3) This amount represents the change in value under the Baker Hughes Incorporated Pension Plan. There are no deferred compensation earnings reported in this column because the Company's non-qualified deferred compensation plans do not provide above-market or preferential earnings.

(4) In accordance with the Company's succession plan, on January 1, 2012, Mr. Deaton transitioned from the roles of Chairman and Chief Executive Officer to Executive Chairman and Mr. Craighead assumed the position of President and Chief Executive Officer. Prior to February 28, 2013, Mr. Crain served as Senior Vice President and General Counsel. Mr. Mathieson was not an NEO in 2010.

(5) Because Messrs. Craighead and Crain are eligible for retirement based upon their ages and years of service with the Company and, accordingly, their options will automatically vest upon retirement, the Company expenses the full value of their options upon grant for purposes of FASB ASC Topic 718.

(6) Amount for 2012 includes (i) $247,066 that the Company contributed to Mr. Craighead's SRP account, (ii) $37,369 in dividends earned on his unvested restricted stock, (iii) $2,149 in life insurance premiums paid by the Company on behalf of Mr. Craighead and (iv) $19,930 in employer matching and employer base contributions that the Company contributed to the Thrift Plan on behalf of Mr. Craighead.

(7) Amount for 2012 includes (i) $213,789 that the Company contributed to Mr. Ragauss' SRP account, (ii) $22,115 in dividends earned on his unvested restricted stock, (iii) $2,056 in life insurance premiums paid by the Company on behalf of Mr. Ragauss and (iv) $22,500 in employer matching and employer base contributions that the Company contributed to the Thrift Plan on behalf of Mr. Ragauss.

(8) Amount for 2012 includes (i) $472,383 that the Company contributed to Mr. Deaton's Supplemental Retirement Plan ("SRP") account, (ii) $29,265 in dividends earned on his unvested restricted stock, (iii) $3,723 in life insurance premiums paid by the Company on behalf of Mr. Deaton and (iv) $22,597 in employer matching and employer base contributions that the Company contributed to the Thrift Plan on behalf of Mr. Deaton.

(9) Amount for 2012 includes (i) $146,362 that the Company contributed to Mr. Crain's SRP account, (ii) $20,949 in dividends earned on his unvested restricted stock, (iii) $1,516 in life insurance premiums paid by the Company on behalf of Mr. Crain and (iv) $25,000 in employer matching and employer base contributions that the Company contributed to the Thrift Plan on behalf of Mr. Crain.

(10) Amount for 2012 includes (i) $80,945 that the Company contributed to Mr. Mathieson's SRP account, (ii) $21,338 in dividends earned on his unvested restricted stock, (iii) $1,394 in life insurance premiums paid by the Company on behalf of Mr. Mathieson and (iv) $20,000 in employer matching and employer base contributions that the Company contributed to the Thrift Plan on behalf of Mr. Mathieson.

GRANTS OF PLAN-BASED AWARDS

This table discloses the number of stock options and restricted stock awards granted during 2012 and the grant date fair value of these awards. It also captures potential future payouts under the Company's non-equity incentive plans.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (1) (#)	All Other Option Awards: Number of Securities Underlying Options (2) (#)	Exercise or Base Price of Option Awards (3) ($/Sh)	Closing Market Price on Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
		Threshold ($)	Target ($)	Maximum ($)					
Martin S. Craighead	7/16/2012					88,980	39.30	39.48	2,348,410
	1/25/2012					73,696	47.44	48.16	1,238,830
	1/25/2012				41,105				1,950,021
	N/A	208,950(4)	1,194,000(4)	2,567,000(4)					
	N/A	0(5)	1,950,000(5)	3,900,000(5)					
Peter A. Ragauss	7/16/2012					43,613	39.30	39.48	1,151,065
	1/25/2012					36,122	47.44	48.16	607,211
	1/25/2012				20,148				955,821
	N/A	115,581(4)	660,462(4)	1,419,992(4)					
	N/A	0(5)	955,800(5)	1,911,600(5)					
Chad C. Deaton	1/1/2012				75,000				3,648,000
	N/A	159,648(4)	912,277(4)	1,961,395(4)					
	N/A	—	—	—					
Alan R. Crain	7/16/2012					28,583	39.30	39.48	754,373
	1/25/2012					23,673	47.44	48.16	397,943
	1/25/2012				25,204				1,195,678
	N/A	71,481(4)	408,462(4)	878,192(4)					
	N/A	0(5)	626,400(5)	1,252,800(5)					
Derek Mathieson	7/16/2012					25,393	39.30	39.48	670,199
	1/25/2012					21,032	47.44	48.16	353.548
	1/25/2012				26,731				1,268,119
	N/A	69,436(4)	396,779(4)	853,075(4)					
	N/A	0(5)	556,500(5)	1,113,000(5)					

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(1) Except for Mr. Deaton, amounts shown represent the number of shares granted under the 2002 D&O Plan in 2012 for restricted stock awards. Awards vest ratably one-third per year beginning on the first anniversary of the grant date. The NEOs have the right to receive and retain all regular cash dividends on the restricted stock awards before the awards vest. The dividend rate is determined by the Board of Directors on a quarterly basis. Mr. Deaton's restricted stock unit award vested one-half on January 31, 2013 and the remainder will vest on the second anniversary of his termination of employment, subject to compliance with certain non-compete requirements.

(2) Amounts represent options granted in 2012 under the 2002 D&O Plan. Awards vest ratably over a three-year period beginning on the first anniversary of the grant date.

(3) Our practice is that the exercise price for each stock option is the closing stock price of a share of our Common Stock on the last trading day before the date of grant.

(4) Amounts represent potential payouts for the fiscal 2012 performance year under the Annual Incentive Compensation Plan as well as potential payouts for discretionary bonuses. If threshold levels of performance are not met, then the payout can be zero.

(5) Amounts represent the potential payouts for the Long-Term Performance Unit Awards granted in fiscal 2012 which are paid in cash. These awards cliff vest after three years if the performance criteria are met. Mr. Deaton was not granted performance units in fiscal year 2012.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows outstanding stock option awards classified as exercisable and unexercisable as of December 31, 2012 for the PEO and each NEO. The table also shows unvested and unearned stock awards assuming a market value of $40.85 a share (the closing market price of the Company's stock on December 31, 2012).

	Option Awards				Stock Awards	
Name	**Number of Securities Underlying Unexercised Options Exercisable (#)**	**Number of Securities Underlying Unexercised Options Unexercisable (#)**	**Option Exercise Price [(1)] ($)**	**Option Expiration Date [(2)]**	**Number of Shares or Units of Stock that Have Not Vested [(3)] (#)**	**Market Value of Shares or Units of Stock that Have Not Vested ($)**
Martin S. Craighead	0	88,980	39.30	7/16/2022	61,006	2,492,095
	0	73,696	47.44	1/25/2022		
	7,433	14,867	77.00	7/19/2021		
	9,200	18,400	62.32	1/26/2021		
	18,333	9,167	49.17	7/21/2020		
	19,066	9,534	47.28	1/19/2020		
	39,149	0	39.52	7/22/2019		
	23,282	0	29.18	1/21/2019		
	9,716	0	77.20	8/11/2018		
	10,674	0	69.92	1/23/2018		
	9,801	0	82.28	7/25/2017		
	3,400	0	67.16	3/30/2017		
	4,391	0	68.54	1/24/2017		
	4,133	0	80.73	7/27/2016		
	3,543	0	75.06	1/25/2016		
Peter A. Ragauss	0	43,613	39.30	7/16/2022	36,082	1,473,950
	0	36,122	47.44	1/25/2022		
	5,866	11,734	77.00	7/19/2021		
	7,266	14,534	62.32	1/26/2021		
	15,000	7,500	49.17	7/21/2020		
	15,600	7,800	47.28	1/19/2020		
	37,194	0	39.52	7/22/2019		
	32,336	0	29.18	1/21/2019		
	12,526	0	77.20	8/11/2018		
	13,761	0	69.92	1/23/2018		
	13,245	0	82.28	7/25/2017		
	13,245	0	68.54	1/24/2017		
	15,025	0	80.73	7/27/2016		
	47,734	0	75.93	4/26/2016		
Chad C. Deaton[(4)]	17,833	35,667	77.00	7/19/2021	122,234	4,993,259
	22,033	44,067	62.32	1/26/2021		
	43,000	21,500	49.17	7/21/2020		

	44,733	22,367	47.28	1/19/2020		
	107,583	0	39.52	7/22/2019		
	109,941	0	29.18	1/21/2019		
	43,048	0	77.20	8/11/2018		
	47,293	0	69.92	1/23/2018		
	55,000	0	82.28	7/25/2017		
	42,592	0	68.54	1/24/2017		
	45,887	0	80.73	7/27/2016		
	45,887	0	75.06	1/25/2016		
	90,000	0	56.21	7/27/2015		
	62,347	0	42.60	1/26/2015		
Alan R. Crain	0	28,583	39.30	7/16/2022	36,071	1,473,500
	0	23,673	47.44	1/25/2022		
	4,166	8,334	77.00	7/19/2021		
	5,133	10,267	62.32	1/26/2021		
	9,733	4,867	49.17	7/21/2020		
	5,067	5,067	47.28	1/19/2020		
	7,982	0	39.52	7/22/2019		
	8,158	0	29.18	1/21/2019		
	9,824	0	77.20	8/11/2018		
	10,793	0	69.92	1/23/2018		
	11,471	0	82.28	7/25/2017		
	9,461	0	68.54	1/24/2017		
	13,500	0	80.73	7/27/2016		
	10,500	0	75.06	1/25/2016		
	2,347	0	42.60	1/26/2015		
	2,792	0	35.81	1/28/2014		
Derek Mathieson	0	25,393	39.30	7/16/2022	35,165	1,436,490
	0	21,032	47.44	1/25/2022		
	3,300	6,600	77.00	7/19/2021		
	4,066	8,134	62.32	1/26/2021		
	7,200	3,600	49.17	7/21/2020		
	7,466	3,734	47.28	1/19/2020		
	15,703	0	39.52	7/22/2019		
	3,999	0	29.18	1/21/2019		

(1) The exercise price is equal to the closing market price of a share of our Common Stock on the last trading day prior to the grant date.

(2) Each option grant has a ten-year term. Each option vests pro rata as to one-third of the option grant beginning on the first anniversary of grant date.

(3) Each restricted stock award vests pro rata as to one-third of the grant beginning on the first anniversary of grant date.

(4) Mr. Deaton's unvested restricted stock awards, stock options and cash-based performance units vested in full on January 31, 2013. The remaining unvested amount of Mr. Deaton's restricted stock unit award granted on January 1, 2012 vests on the second anniversary of his termination date.

OPTION EXERCISES AND STOCK VESTED

The following table sets forth certain information regarding options and stock awards exercised and vested, respectively, during 2012 for the persons named in the Summary Compensation Table above.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise**	**Value Realized on Exercise[1] ($)**	**Number of Shares Acquired on Vesting**	**Value Realized on Vesting[2] ($)**
Martin S. Craighead	—	—	21,425	1,034,057
Peter A. Ragauss	—	—	19,757	957,988
Chad C. Deaton	—	—	59,824	2,907,469
Alan R. Crain	3,418	41,467	13,524	657,203
Derek Mathieson	—	—	9,145	442,531

(1) The value realized upon the exercise of the option award is determined by multiplying the number of shares acquired on exercise by the difference between the market price of the stock at exercise and the exercise price of the option.

(2) The value realized upon the vesting of the stock awards is determined by multiplying the number of shares of stock by the closing price of the stock on the last trading date prior to the vesting date.

PENSION BENEFITS

The following table discloses the years of credited service of, present single-sum value of the accrued benefits for, and payments during the last fiscal year to each of the PEO and other NEOs under the Pension Plan. See "*Compensation Discussion & Analysis, Benefits and Severance, Pension Plan*" for a detailed description of the benefits provided under the Pension Plan.

Name	Plan Name	Number of Years Credit Service [1] (#)	Present Value of Accumulated Benefit[2] ($)	Payments During Last Fiscal Year ($)
Martin S. Craighead	Pension Plan	11	97,961	0
Peter A. Ragauss	Pension Plan	6[3]	67,501	0
Chad C. Deaton	Pension Plan	8[3]	91,941	0
Alan R. Crain	Pension Plan	11[3]	122,418	0
Derek Mathieson	Pension Plan	4	24,189	0

(1) The number of years of credited service is less than the actual years of service for Messrs. Craighead and Crain because the Pension Plan was not adopted until 2002.

(2) For a discussion of valuation assumptions, see "Note 10 - Employee Benefit Plans" of the Notes to Consolidated Financial Statements included in our Annual Report under Item 8 of the Form 10-K for the year ended December 31, 2012.

(3) Messrs. Ragauss, Deaton and Crain are eligible for early retirement (as that term is defined under the Pension Plan) which allows them to receive their plan benefits on that early retirement date rather than waiting until the normal retirement age of 65.

NONQUALIFIED DEFERRED COMPENSATION

The following table discloses contributions, earnings and balances to each of the PEO and other NEOs under the SRP that provides for compensation deferral on a non-tax-qualified basis. See "*Compensation Discussion & Analysis, Benefits and Severance, Supplemental Retirement Plan*" for a detailed description of the deferred compensation benefits.

Name	Executive Contributions in Last FY[1] ($)	Registrant Contributions In Last FY[2] ($)	Aggregate Earnings In Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE[3] ($)
Martin S. Craighead	187,527	247,066	159,954	—	2,211,758
Peter A. Ragauss	51,369	213,789	159,538	—	1,301,418
Chad C. Deaton	512,887	472,383	483,544	—	6,597,107
Alan R. Crain	34,062	146,362	204,895	—	1,996,928
Derek Mathieson	65,317	80,945	(807)	(20,246)[4]	270,235

(1) Amounts shown in the "Executive Contributions in Last FY" column are also included in the "Salary" and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table.

(2) Amounts shown in the "Registrant Contributions in Last FY" column are also included in the "All Other Compensation" column of the Summary Compensation Table.

(3) Of the totals in this column, the following amounts, which represent executive and registrant contributions attributable to 2012, are also reported in the Summary Compensation Table: Mr. Craighead, $434,593; Mr. Ragauss, $265,158; Mr. Deaton, $985,270; Mr. Crain, $180,424 and Mr. Mathieson, $146,262. In addition, the executive and registrant contributions for years prior to 2012 made on behalf of each NEO were previously reported in the Summary Compensation Tables for prior years to the extent the NEOs were named executive officers in prior years.

(4) On January 17, 2012, Mr. Mathieson received a scheduled distribution of his 2009 contribution pursuant to his SRP distribution election made in advance of 2009.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Employment Agreement with Chad C. Deaton

Mr. Deaton's Employment Agreement was in effect on December 31, 2012. Under his Employment Agreement, Mr. Deaton is not eligible to participate in the Baker Hughes Incorporated Change in Control Severance Plan, an individual change in control severance agreement or the Baker Hughes Incorporated Executive Severance Plan. On January 25, 2013, Mr. Deaton announced that he will retire from the Company on April 25, 2013, the date of the Annual Meeting of Stockholders.

Termination of Employment Due to Death or Disability

If Mr. Deaton had incurred a termination of employment as of December 31, 2012 due to his disability (his incapacity due to physical or mental illness) or death, we would have paid him or his beneficiary:

- a lump-sum cash payment equal to one-half his then base salary for each year (prorated for partial years) during the remaining term of the employment agreement;
- a lump-sum cash payment equal to his expected value incentive bonus for the year of termination; and
- all outstanding restricted stock awards will become fully vested and non-forfeitable. All outstanding options to acquire our stock will become fully vested and immediately exercisable. All outstanding performance unit awards will become vested on a pro rata basis and non-forfeitable.

Termination of Employment by Mr. Deaton for Good Reason or by Us Without Cause

If Mr. Deaton had incurred a termination of employment by him for good reason (generally, a material breach by us of the employment agreement) or by us without cause as of December 31, 2012, we would have paid him:

- a lump-sum cash payment in an amount equal to his aggregate base salary that otherwise would be payable through the end of the term of the employment agreement;
- a lump-sum cash payment equal to Mr. Deaton's highest bonus amount (as defined in his Employment Agreement);
- for the remainder of the term of the employment agreement, continuation of medical insurance benefits at active employee premium rates;
- a lump-sum cash payment equivalent to the monthly basic life insurance premium applicable to Mr. Deaton's basic life insurance coverage on the date of termination multiplied by the number of months remaining in the term of the employment agreement;
- a lump-sum cash payment equal to continued employer contributions to the SRP for the remainder of the term of the employment agreement;
- a lump-sum cash payment equal to the amount of interest that would be earned on any of the foregoing payments subject to a six-month payment delay under Section 409A using the six-month London Interbank Offered Rate plus two percentage points; and
- all outstanding restricted stock awards would have become fully vested and non-forfeitable. All outstanding options to acquire our stock would have become fully vested and immediately exercisable. All outstanding performance unit awards would have become vested and non-forfeitable, subject to the achievement of the performance goals applicable to the awards.

If Mr. Deaton's employment is terminated for any reason, including a termination by him without good reason or a termination by us for cause, he is to receive those vested benefits to which he is entitled under the terms of the employee benefit plans in which he is a participant as of the date of termination and any accrued vacation pay to the extent not theretofore paid.

Payments Upon a Change in Control

We have entered into Change in Control Agreements with each of the Senior Executives with the exception of Chad Deaton. The agreements are intended to provide for continuity of management in the event of a change of control. The term of each agreement is for a three-year period and automatically extends for an additional two years from the effective date of the agreement unless we have given eighteen months prior notice that the agreement will not be extended.

Payments in the Event of a Change in Control

If a Change in Control were to have occurred on December 31, 2012, whether or not the Senior Executive incurred a termination of employment in connection with the Change in Control, the Senior Executive would have become entitled to receive the following under the terms of the Change in Control Agreements, the SRP, the Annual Incentive Compensation Plan and awards under the 2002 D&O Plan:

- all outstanding options to acquire our stock would have become fully vested and immediately exercisable;
- all outstanding restricted stock awards would have become fully vested and non-forfeitable;
- a lump-sum cash payment in an amount equal to $100 multiplied by the number of performance units specified in the Senior Executive's performance unit award agreement, multiplied by the number of days during the performance period through December 31, 2012 divided by the number of days during the performance period;
- a lump-sum cash payment (a “gross-up” payment) in an amount equal to the excise taxes that may be imposed under the “golden parachute” rules on payments and benefits received in connection with the Change in Control. This is the only provision that continues in effect under the Change of Control Agreement for Mr. Deaton following his transition to Executive Chairman effective January 1, 2012. The gross-up payment would make the Senior Executive whole for excise taxes (and for all taxes on the gross-up payment) in respect of payments and benefits received pursuant to all the Company's plans, agreements and arrangements (including for example, acceleration of vesting of equity awards);
- accelerated vesting of all the Senior Executive's accounts under the SRP, to the extent not already vested;
- reimbursement for any legal fees and expenses incurred by the Senior Executive in seeking in good faith to enforce the Change in Control Agreement or in connection with any tax audit or proceeding relating to the application of parachute payment excise taxes to any payment or benefit under the Change in Control Agreement; and
- an amount equal to his Annual Incentive Compensation Plan bonus computed as if the target level of performance had been achieved, multiplied by a fraction, the numerator of which is the number of the Senior Executive's months of participation during the calendar year through the date of Change in Control and the denominator of which is 12.

In general, “Change in Control” means

- the individuals who are incumbent directors cease for any reason to constitute a majority of the members of our Board of Directors;
- the consummation of a merger of us or our affiliate with another entity, unless the individuals and entities who were the beneficial owners of our voting securities outstanding immediately prior to such merger own, directly or indirectly, at least 50% of the combined voting power of our voting securities, the surviving entity or the parent of the surviving entity outstanding immediately after such merger;

- any person, other than us, our affiliate or another specified owner (as defined in the Change in Control Agreements), becomes a beneficial owner, directly or indirectly, of our securities representing 30% or more of the combined voting power of our then outstanding voting securities;

- a sale, transfer, lease or other disposition of all or substantially all of our assets (as defined in the Change in Control Agreements) is consummated (an "asset sale"), unless (i) the individuals and entities who were the beneficial owners of our voting securities immediately prior to such asset sale own, directly or indirectly, 50% or more of the combined voting power of the voting securities of the entity that acquires such assets in such asset sale or its parent immediately after such asset sale in substantially the same proportions as their ownership of our voting securities immediately prior to such asset sale or (ii) the individuals who comprise our Board of Directors immediately prior to such asset sale constitute a majority of the board of directors or other governing body of either the entity that acquired such assets in such asset sale or its parent (or a majority plus one member where such board or other governing body is comprised of an odd number of directors); or

- our stockholders approve a plan of complete liquidation or dissolution of us.

Payments in the Event of a Change in Control and Termination of Employment by the Senior Executive for Good Reason or by the Company or its Successor Without Cause

Pursuant to the Change in Control Agreements, the Company (or its successor) will pay severance benefits to a Senior Executive if the Senior Executive's employment is terminated following, or in connection with, a Change in Control, unless: (i) the Senior Executive resigns without good reason; (ii) the Company terminated the employment of the Senior Executive for cause; or (iii) the employment of the Senior Executive is terminated by reason of death or disability.

If a Senior Executive meets the criteria for payment of severance benefits due to termination of employment following a Change of Control, he will receive the following benefits in addition to the benefits described above under "*Payments in the Event of a Change in Control*":

- a lump-sum payment equal to three times the Senior Executive's highest base salary (as defined in the Change of Control Agreement);

- a lump-sum payment equal to the Senior Executive's highest bonus amount (as defined in the Change of Control Agreement), prorated based upon the number of days of his service during the performance period (reduced by any payments received by the Senior Executive under the Company's Annual Incentive Compensation Plan, in connection with the Change in Control if the Senior Executive's termination of employment occurs during the same calendar year in which the Change in Control occurs);

- a lump-sum payment equal to three times the greater of (i) the Senior Executive's earned highest bonus amount or (ii) the Senior Executive's highest base salary multiplied by the Senior Executive's applicable multiple, which, as of December 31, 2012 was 1.20, 0.90, 0.75 and 0.75 for Messrs. Craighead, Ragauss, Crain and Mathieson, respectively;

- continuation of accident and health insurance benefits for an additional three years;

- a lump-sum payment equal to the sum of (i) the cost of the Senior Executive's perquisites in effect prior to his termination of employment for the remainder of the calendar year and (ii) the cost of the Senior Executive's perquisites in effect prior to his termination of employment for an additional three years;

- a lump-sum payment equal to the undiscounted value of the benefits the Senior Executive would have received had he continued to participate in the Thrift Plan, the Pension Plan and the SRP for an additional three years, assuming for this purpose that:

    (1) the Senior Executive's compensation during that three-year period were his highest base salary and highest bonus amount; and

(2) the Senior Executive's contributions to and accruals under those plans remained at the levels in effect as of the date of the Change in Control or the date of termination, whichever is greater;

- eligibility for our retiree medical program if the Senior Executive would have become entitled to participate in that program had he remained employed for an additional three years[1];
- a lump-sum payment equivalent to 36 multiplied by the monthly basic life insurance premium applicable to the Senior Executive's basic life insurance coverage on the date of termination;
- a lump-sum payment of $30,000 for outplacement services; and
- a lump-sum payment equal to the amount of interest that would be earned on any of the foregoing payments subject to a six-month payment delay under Section 409A using the six-month London Interbank Offered Rate plus two percentage points.

Payments Upon Death or Disability

If the Senior Executive had terminated employment with us on December 31, 2012 due to death or disability, he would have received the following:

- all outstanding restricted stock awards granted by us would have become fully vested and non-forfeitable;
- all outstanding stock options granted by us would have become fully vested and exercisable;
- a lump-sum cash payment in an amount equal to $100 multiplied by the number of performance units specified in the Senior Executive's performance unit award agreement, multiplied by the number of days during the performance period through December 31, 2012, divided by the number of days during the performance period;
- accelerated vesting of all the Senior Executive's accounts under the SRP, to the extent not already vested; and
- an amount equal to his earned Annual Incentive Compensation Plan bonus, prorated based upon the number of months of the Senior Executive's participation in the Annual Incentive Compensation Plan during the calendar year.

Payments Upon Retirement

If the Senior Executive had terminated employment on December 31, 2012 and met the eligibility requirements for retirement, he would have received the following benefits:

- all outstanding stock options granted by us would have become fully vested and exercisable;
- a lump-sum cash payment in an amount equal to the applicable performance unit value multiplied by the number of performance units specified in the Senior Executive's performance unit award agreement, multiplied by the number of days during the performance period through December 30, 2012, divided by the number of days during the performance period;
- accelerated vesting of all the Senior Executive's accounts under the SRP, to the extent not already vested; and

[1] The value of this benefit is the aggregate value of the medical coverage utilizing the assumptions applied under FASB ASC Topic 715, Compensation-Retirement Benefits.

- an amount equal to his earned Annual Incentive Compensation Plan bonus, prorated based upon the number of months of the Senior Executive's participation in the Annual Incentive Compensation Plan during the calendar year.

Payments Upon Involuntary Termination of Employment Not In Connection With a Change in Control

The Baker Hughes Executive Severance Plan provides for payment of certain benefits to the Senior Executives as a result of an involuntary termination of employment provided that (i) the executive signs a release agreement substantially similar to the form of release agreement set forth in the Executive Severance Plan, (ii) during the two-year period commencing on the date of termination of employment he complies with the non-competition and non-solicitation agreements contained in the Executive Severance Plan and (iii) the executive does not disclose our confidential information. Any amounts payable under the Executive Severance Plan are reduced by the amount of any severance payments payable to the Senior Executive by us under any other plan, program or individual contractual arrangement.

If the Senior Executive meets the criteria for payment of severance benefits due to an involuntary termination, we will pay him the following benefits:

- a lump-sum cash payment equal to one and one-half times the Senior Executive's annual base salary in effect immediately prior to his termination of employment;
- outplacement services for a period of 12 months, but not in excess of $10,000; and
- if the Senior Executive's termination of employment results from a reduction of employment or the elimination of his job, an amount equal to his earned Annual Incentive Compensation Plan bonus, prorated based upon the number of months of the Senior Executive's participation in the Annual Incentive Compensation Plan during the calendar year.

Termination of Employment for Any Reason

If the Senior Executive had terminated employment with us on December 31, 2012 for any reason, including his resignation or his involuntary termination of employment for cause, he would have been entitled to receive those vested benefits to which he is entitled under the terms of the employee benefit plans in which he is a participant as of the date of termination of employment. Unless the Senior Executive incurred a termination of employment by us for cause he would also have been entitled to any vested outstanding stock options.

The table below assumes a termination date or change in control date of December 31, 2012, the last business day of the fiscal year. The value of equity compensation awards (accelerated vesting of stock options and restricted stock awards) is based on the closing price of our common stock of $40.85 on the New York Stock Exchange on December 31, 2012, the last trading date of 2012.

	Martin S. Craighead ($)	Peter A. Ragauss ($)	Chad C. Deaton ($)	Alan R. Crain ($)	Derek Mathieson ($)
Payments Upon a Change in Control Without Termination of Employment					
Accelerated Vesting of Option Awards	137,919	67,600	—	44,304	39,359
Accelerated Vesting of Restricted Stock Awards	2,492,095	1,473,950	4,993,259	1,473,500	1,436,490
Payment in Settlement of Performance Unit Awards	2,493,333	1,805,267	5,270,000	1,212,133	945,500
Excise Tax Gross-Up	—	—	—	—	—
Annual Incentive Bonus	835,800	462,323	638,594	298,038	277,745
TOTAL	5,959,147	3,809,140	10,901,853	3,027,975	2,699,094
Payments in the Event of a Change in Control and Termination of Employment With Good Reason or by the Company Without Cause					
Accelerated Vesting of Option Awards	137,919	67,600	—	44,304	39,359
Accelerated Vesting of Restricted Stock Awards	2,492,095	1,473,950	4,993,259	1,473,500	1,436,490
Payment in Settlement of Performance Unit Awards	2,493,333	1,805,267	5,270,000	1,212,133	945,500
Excise Tax Gross-Up	4,239,185	2,640,064	—	—	1,903,529
Severance Payment	6,600,000	4,461,777	812,500	3,675,000	2,782,500
Highest Bonus Amount Prorated	835,800	747,259	900,000	501,304	314,440
Continuation of Accident and Health Insurance Benefits	119,916	119,916	34,645	119,916	119,916
Perquisite Payment	—	—	—	—	—
Payment for Loss of Thrift Plan, SRP and Pension Plan Accruals	684,369	602,340	212,333	504,548	278,665
Life Insurance Premium Payment	6,447	6,168	4,033	4,548	4,182
Outplacement Services	30,000	30,000	—	30,000	30,000
Retiree Medical	4,077	—	—	—	—
Interest Paid for Section 409A Six-Month Delay	91,244	67,119	16,081	55,056	39,036
TOTAL	17,734,385	12,021,460	12,242,851	7,620,309	7,893,617
Payments upon Death or Disability					
Accelerated Vesting of Option Awards	137,919	67,600	—	44,304	39,359
Accelerated Vesting of Restricted Stock Awards	2,492,095	1,473,950	4,993,259	1,473,500	1,436,490
Payment in Settlement of Performance Units	2,493,333	1,805,267	5,270,000	1,212,133	945,500
One-Half Base Salary Payment [1]	—	—	406,250	—	—
Annual Incentive Bonus [2][3]	—	—	638,594	—	—
Discretionary Bonus [2]	—	—	273,683	—	—
TOTAL	5,123,347	3,346,817	11,581,786	2,729,937	2,421,349
Payments upon Retirement [4]					
Accelerated Vesting of Option Awards	137,919	—	—	44,304	—
Payment in Settlement of Performance Units	2,181,321	—	4,538,084	1,045,921	—
Annual Incentive Bonus [5]	—	—	—	—	—
TOTAL	2,319,240	—	4,538,084	1,090,225	—

Payments Upon Termination of Employment for Good Reason or by the Company Without Cause [6]					
Base Salary Amount	—	—	812,500	—	—
Earned Highest Bonus Amount	—	—	900,000	—	—
Accelerated Vesting of Restricted Stock Awards	—	—	4,993,259	—	—
Continuation of Medical Insurance	—	—	34,645	—	—
Life Insurance Premium Payment	—	—	4,033	—	—
Lump-Sum Payment Equal to Continued Company Contributions to SRP	—	—	212,333	—	—
Interest Paid For Section 409A Six-Month Delay	—	—	16,081	—	—
TOTAL	—	—	6,972,851	—	—
Payments Upon Involuntary Termination of Employment Not in Connection with a Change of Control					
1½x Base Salary	1,500,000	1,110,000	___ [7]	1,050,000	795,000
Outplacement Services	10,000	10,000	___ [7]	10,000	10,000
Annual Incentive Bonus [5]	—	—	___ [7]	—	—
TOTAL	1,510,000	1,120,000	___ [7]	1,060,000	805,000

(1) Pursuant to his Employment Agreement, upon death or disability, Mr. Deaton or his estate receives a lump-sum cash payment equal to one-half his then base salary for each year (prorated for partial years) during the remaining term of the Employment Agreement. The remaining NEOs are not eligible for any base salary payment upon death or disability.

(2) Under his Employment Agreement, upon death or disability, Mr. Deaton receives a lump-sum cash payment equal to his expected value incentive bonus for the year of termination and any other bonus programs (i.e., discretionary bonus) for the fiscal year in which the termination occurs.

(3) The NEOs, other than Mr. Deaton, receive an amount equal to the earned Annual Incentive Compensation Plan bonus, reduced so it reflects only participation prior to separation from service. As the Company did not meet the Entry Level goal defined for 2012, the NEOs received no payout from the Annual Incentive Compensation Plan.

(4) As of December 31, 2012, Mr. Crain is Retirement eligible per the Performance Units and Stock Option Terms and Conditions and per the Annual Incentive Compensation Plan. Messrs. Deaton and Craighead are only Retirement eligible per the Performance Units and Stock Option Terms and Conditions. Messrs. Ragauss and Mathieson are not retirement eligible under any plan.

(5) Executives receive an amount equal to the earned Annual Incentive Compensation Plan bonus, reduced so it reflects only participation prior to separation from service. As the Company did not meet the Entry Level goal defined for 2012, the NEOs received no payout from the Annual Incentive Compensation Plan.

(6) The following payment types related to termination of employment for good reason or by the Company without cause only apply to Mr. Deaton under his Employment Agreement.

(7) See "Payments Upon Termination of Employment for Good Reason or by the Company Without Cause" for payments related to involuntary termination not in connection with a change of control for Mr. Deaton.

Compensation Committee Report

The Compensation Committee held four meetings during fiscal year 2012. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based upon such review, the related discussions and such other matters deemed relevant and appropriate by the Compensation Committee, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement to be delivered to stockholders.

Claire W. Gargalli (Chair)
Clarence P. Cazalot, Jr.
Pierre H. Jungels
Charles L. Watson

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2012, the Compensation Committee consisted of Ms. Gargalli (Chair), Messrs. Cazalot, Jungels and Watson, all of whom were independent directors. None of the Compensation Committee members has served as an officer or employee of the Company and none of the Company's executive officers has served as a member of a compensation committee or board of directors of any other entity which has an executive officer serving as a member of the Company's Board of Directors.

Equity Compensation Plan Information

The information in the following table is presented as of December 31, 2012 with respect to shares of our Common Stock that may be issued under our existing equity compensation plans, including the Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan, the Baker Hughes Incorporated 2002 D&O Plan, the BJ Services 1997 Incentive Plan, the BJ Services 2000 Incentive Plan, the BJ Services 2003 Incentive Plan, and the Employee Stock Purchase Plan, all of which have been approved by our stockholders (in millions, except per share prices).

Equity Compensation Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in the first column)
Stockholder-approved plans (excluding Employee Stock Purchase Plan)	11,100,000	51,810,000	6,500,000
Nonstockholder-approved plans	100,000	32,790,000	500,000
Subtotal (except for weighted average exercise price)	11,200,000	51,790,000	7,000,000
Employee Stock Purchase Plan (1)	—	—	1,900,000
Total	11,200,000	51,790,000	8,900,000

(1) The per share purchase price under the ESPP is determined in accordance with Section 423 of the Code and is 85% of the lower of the fair market value of a share of our Common Stock on the date of grant or the date of purchase.

Director Compensation

The following table discloses the cash, equity awards and other compensation earned, paid or awarded, as the case may be, to each of the Company's non-management directors during the fiscal year ended 2012. For a description of the fees and other awards payable to the Company's directors, please refer to the section titled "Corporate Governance - Board of Directors" contained elsewhere in this Proxy Statement.

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	Option Awards[1] ($)	Total ($)
Larry D. Brady	100,000	139,995	54,178	294,173
Clarence P. Cazalot, Jr.	90,000	139,995	54,178	284,173
Lynn L. Elsenhans	0[2]	—	117,795[2]	117,795
Anthony G. Fernandes	100,000	139,995	54,178	294,173
Claire W. Gargalli	95,000	139,995	54,178	289,173
Pierre H. Jungels	85,000	139,995	54,178	279,173
James A. Lash	100,000	139,995	54,178	294,173
J. Larry Nichols	80,000	139,995	54,178	274,173
H. John Riley, Jr.	100,000[3]	139,995	54,178	294,173
James W. Stewart	80,000	139,995	54,178	274,173
Charles L. Watson	85,000	139,995	54,178	279,173

(1) A restricted stock award was made on January 25, 2012. Stock option awards were made on January 25, 2012 and July 16, 2012 at an exercise price of $47.44 and $39.30, respectively. The amounts included in the Stock Awards and Option Awards columns represent the aggregate grant date fair value of the awards made to non-management directors computed in accordance with FASB ASC Topic 718. The value ultimately realized by the director upon the actual vesting of the awards or the exercise of the stock options may or may not be equal to the FASB ASC Topic 718 determined value. For a discussion of valuation assumptions, see "Note 2 - Stock-Based Compensation" of the Notes to Consolidated Financial Statements included in our annual report under Item 8 of the Form 10-K for the year ended December 31, 2012.

(2) Pursuant to the Deferral Plan, Ms. Elsenhans elected to receive options to purchase shares of Common Stock instead of cash for her retainer and committee fees in 2012.

(3) Mr. Riley previously elected to have his fees deferred and thus the amounts shown above were paid to his deferred compensation accounts pursuant to the Deferral Plan.

(4) The following table shows the aggregate number of stock awards and option awards outstanding for each non-management director as of December 31, 2012 as well as the grant date fair value of stock awards and option grants made during 2012.

Name	Aggregate Stock Awards Outstanding as of December 31 (#)	Aggregate Option Awards Outstanding as of December 31 (#)	Grant Date Fair Value of Stock and Option Awards made during 2012 ($)
Larry D. Brady	5,437	11,520	194,173
Clarence P. Cazalot, Jr.	5,437	12,105	194,173
Lynn L. Elsenhans	0[5]	8,811	117,795
Anthony G. Fernandes	5,437	15,418	194,173
Claire W. Gargalli	5,437	11,266	194,173
Pierre H. Jungels	5,437	10,933	194,173
James A. Lash	5,437	12,105	194,173
J. Larry Nichols	5,437	12,446	194,173
H. John Riley, Jr.	5,437	12,105	194,173
James W. Stewart	4,449	286,624[6]	194,173
Charles L. Watson	5,437	12,446	194,173

(5) Ms. Elsenhans was not a director at the time the restricted stock award was granted on January 25, 2012.

(6) This amount includes outstanding options that were granted by BJ Services and were converted into options to purchase shares of Baker Hughes upon the closing of the merger on April 28, 2010.

Each Member of the Board of Directors is allowed to defer his or her annual retainer and committee fees pursuant to the Deferral Plan. The Deferral Plan is intended to provide a means for members of our Board of Directors to defer compensation otherwise payable and provide flexibility with respect to our compensation policies. Under the provisions of the Deferral Plan, directors may elect to defer income with respect to each calendar year. The compensation deferrals may be stock option-related deferrals or cash-based deferrals.

Proposal No. 2
Advisory Vote on Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables our stockholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement in accordance with the SEC's rules. The proposal, commonly known as a "say on pay" proposal, gives our stockholders the opportunity to express their views on the Company's executive compensation. Because this is an advisory vote, this proposal is not binding upon the Company; however, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by stockholders in their vote on this proposal.

As discussed previously in the Compensation Discussion and Analysis section, we believe that our compensation policies and decisions are focused on pay for performance principles, as well as being strongly aligned with the long-term interests of our stockholders and being competitive in the marketplace. The Company's principal compensation policies, which enable the Company to attract and retain strong and experienced senior executives, include:

- rewarding performance that supports the Company's core values of integrity, teamwork, performance and learning;
- providing a significant percentage of total compensation that is variable because it is at risk, based on predetermined performance criteria;
- requiring significant stock holdings to align the interests of senior executives with those of stockholders;
- designing competitive total compensation and rewards programs to enhance our ability to attract and retain knowledgeable and experienced senior executives; and
- setting compensation and incentive levels that reflect competitive market practices.

We are asking our stockholders to indicate their support for our named executive officer compensation program as described in this Proxy Statement. This is an advisory vote to approve named executive officer compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. Accordingly, we ask our stockholders to vote FOR the following resolution at the Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the named executive officer compensation, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion & Analysis, compensation tables and narrative disclosures, of the SEC's rules."

Recommendation of the Board of Directors

Your Board of Directors recommends a vote FOR approval, on an advisory basis, of the compensation programs of our named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion & Analysis, compensation tables and narrative disclosures, of the SEC's rules.

Audit/Ethics Committee Report

The Audit/Ethics Committee is comprised of five members, each of whom is independent, as defined by the standards of the NYSE, the rules of the SEC, and under the Company's policy for director independence ("Policy for Director Independence"). Under the Charter of the Audit/Ethics Committee, the Audit/Ethics Committee assists the Board of Directors in overseeing matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's disclosure controls and internal controls, the quality and integrity of the quarterly and annual financial statements of the Company, the performance of the Company's internal audit function and the review and pre-approval of the current year audit and non-audit fees with the Company's Independent Registered Public Accounting Firm. The Audit/Ethics Committee also oversees the Company's policies with respect to risk assessment and risk management and compliance programs relating to legal and regulatory requirements.

During the year ended December 31, 2012, the Audit/Ethics Committee held ten meetings and otherwise met and communicated with management and with Deloitte & Touche LLP ("Deloitte & Touche"), the Company's Independent Registered Public Accounting Firm for 2012. Deloitte & Touche discussed with the Audit/Ethics Committee various matters under applicable auditing standards, including information regarding the scope and results of the audit and other matters required to be discussed by the Statement on Auditing Standards No. 114, "The Auditor's Communication with Those Charged with Governance." The Audit/Ethics Committee also discussed with Deloitte & Touche its independence from the Company and received the written disclosures and the letter from Deloitte & Touche concerning independence as required by the Public Company Accounting Oversight Board Ethics and Independence Rule 3526, "Communication with Audit Committees Concerning Independence." The Audit/Ethics Committee also reviewed the provision of services by Deloitte & Touche not related to the audit of the Company's financial statements and not related to the review of the Company's interim financial statements as it pertains to the independence of Deloitte & Touche. Deloitte & Touche also periodically reported the progress of its audit of the effectiveness of the Company's internal control over financial reporting.

The Audit/Ethics Committee reviewed and discussed with management the Company's financial results prior to the release of earnings. In addition, the Audit/Ethics Committee reviewed and discussed with management, the Company's internal auditors and Deloitte & Touche, the interim financial information included in the March 31, 2012, June 30, 2012 and September 30, 2012 Form 10-Qs prior to their being filed with the SEC. The Audit/Ethics Committee also reviewed and discussed the Company's audited financial statements for the year ended December 31, 2012 with management, the Company's internal auditors and Deloitte & Touche. Deloitte & Touche informed the Audit/Ethics Committee that the Company's audited financial statements are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United States of America. The Audit/Ethics Committee also monitored and reviewed the Company's procedures and policies relating to the requirements of Section 404 of SOX and related regulations.

The Audit/Ethics Committee has discussed with Deloitte & Touche the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

Based on the review and discussions referred to above, and such other matters deemed relevant and appropriate by the Audit/Ethics Committee, the Audit/Ethics Committee recommended to the Board of Directors, and the Board has approved, that the financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

Anthony G. Fernandes (Chairman)
Larry D. Brady
Clarence P. Cazalot, Jr.
Lynn L. Elsenhans
James A. Lash

Fees Paid to Deloitte & Touche LLP

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively, "Deloitte Entities") billed or will bill the Company or its subsidiaries for the aggregate fees set forth in the table below for services provided during 2012 and 2011. These amounts include fees paid or to be paid by the Company for (i) professional services rendered for the audit of the Company's annual financial statements, review of quarterly financial statements and audit services related to the effectiveness of the Company's internal control over financial reporting, (ii) assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and (iii) professional services rendered for tax compliance, tax advice, and tax planning.

	2012 $ (in millions)	2011 $ (in millions)
Audit fees	15.1	14.6
Audit-related fees	3.6	0.2
Tax fees	1.3	1.2
All Other	0.2	0
Total	20.2	16.0

Audit fees include fees related to the audit of the Company's annual financial statements, including fees related to the statutory audit requirements of most of our subsidiaries in foreign countries, review of quarterly financial statements and audit services related to the effectiveness of the Company's internal control over financial reporting. Audit-related fees are primarily for audit services not directly related to the Company's annual financial statements, for example audits related to possible divestitures or reorganization activities, assistance in connection with various registration statements and debt offerings, proxy statements and similar matters.

Tax fees are primarily for the preparation of income, payroll, value added and various other miscellaneous tax returns in 36 of the more than 80 countries where the Company operates. The Company also incurs local country tax advisory services in these countries. Examples of these kinds of services are assistance with audits by the local country tax authorities, acquisition and disposition advice, consultation regarding changes in legislation or rulings and advice on the tax effect of other structuring and operational matters.

In addition to the above services and fees, Deloitte Entities provide audit and other services to various Company-sponsored benefit plans which fees are incurred by and paid by the respective plans. Fees paid to Deloitte Entities for these services totaled approximately $0.3 million in 2012 and $0.3 million in 2011.

Pre-Approval Policies and Procedures

The Audit/Ethics Committee has adopted guidelines for the pre-approval of all audit and permitted non-audit services by the Company's Independent Registered Public Accounting Firm. The Audit/Ethics Committee will consider annually and, if appropriate, approve the provision of audit services by its Independent Registered Public Accounting Firm and consider and, if appropriate, pre-approve the provision of certain defined audit and non-audit services. The Audit/Ethics Committee will also consider on a case-by-case basis and, if appropriate, approve specific engagements that are not otherwise pre-approved. All of the services and related fees described above under "audit fees," "audit-related fees," "tax fees" and "all other" were approved under the Guidelines for Pre-Approval of Audit and Non-Audit Services of the Independent Registered Public Accounting Firm and pursuant to Section 202 of SOX.

Proposal No. 3
Ratification of the Company's Independent Registered Public Accounting Firm

The Audit/Ethics Committee has selected the firm of Deloitte & Touche as our Independent Registered Public Accounting Firm to audit the Company's books and accounts for the year ending December 31, 2013. Deloitte & Touche served as our Independent Registered Public Accounting Firm for fiscal year 2012. While the Audit/Ethics Committee is responsible for the appointment, compensation, retention, termination and oversight of the Independent Registered Public Accounting Firm, we are requesting, as a matter of good corporate governance, that the stockholders ratify the appointment of Deloitte & Touche as our principal Independent Registered Public Accounting Firm. If the stockholders fail to ratify the selection, the Audit/Ethics Committee will reconsider whether to retain Deloitte & Touche and may retain that firm or another without re-submitting the matter to our stockholders. Even if the appointment is ratified, the Audit/Ethics Committee may, in its discretion, direct the appointment of a different Independent Registered Public Accounting Firm at any time during the year if it determines that such change would be in the Company's best interests and in the best interests of our stockholders.

Deloitte & Touche's representatives will be present at the Annual Meeting and will have an opportunity to make a statement, if they so desire, as well as to respond to appropriate questions asked by our stockholders.

Recommendation of the Board of Directors

Your Board of Directors recommends a vote FOR ratification of the selection of Deloitte & Touche LLP as the Company's Independent Registered Public Accounting Firm for 2013.

Proposal No. 4
Amendment to the Employee Stock Purchase Plan

On October 25, 2012, the Board of Directors approved, subject to stockholder approval, an amendment to the Baker Hughes Incorporated Employee Stock Purchase Plan, as amended and restated (the "ESPP"). A copy of the ESPP prior to the amendment is attached as Annex C and a copy of the amendment to the ESPP is attached as Annex D. The ESPP is intended to qualify as an "employee stock purchase plan" under section 423 of the Code. The ESPP was initially adopted in 1976 and has been continuously available to employees to encourage and enable employees to acquire the Company's Common Stock at a favorable price and upon favorable terms in order to furnish an incentive to advance the best interests of the Company for the mutual benefit of the employees and the Company's stockholders. The ESPP currently has a stockholder-approved 22.5 million shares authorized for issuance, with a remaining balance of approximately 1.9 million shares to be issued. The ESPP is being presented to the stockholders for approval of an increase in the shares authorized for issuance by 8.0 million, for a total of 30.5 million shares authorized for issuance under the ESPP.

The stockholders are being asked to approve the amendment increasing the number of shares that may be issued under the ESPP by 8.0 million shares. If the stockholders approve this amendment it will be effective as of the date of the 2013 Annual Meeting. If the amendment is not adopted, we anticipate that there would be no further offerings under the ESPP following the 2013 Annual Meeting.

Reasons the Board of Directors Recommends Voting for the Amendment to the ESPP

The Board of Directors believes that encouraging the employees of the Company and its subsidiaries to purchase shares under the ESPP fosters broad alignment between the interests of employees and stockholders. The Board of Directors also believes that the ESPP helps us to attract, motivate and retain talented, qualified employees.

Matters Considered by the Board of Directors

In determining to increase the number of shares of the Company's Common Stock available for issuance under the ESPP, in addition to the reasons noted above, the Board of Directors considered management's estimate concerning the amount that would be necessary to fund approximately three more years' worth of grants under the ESPP determined utilizing conservative assumptions. Management recommended that 8.0 million additional shares should be sufficient for a 5% increase in participation each offering period; a rate of forfeiture of 3%; and a conservative stock price assumption of $35 per share. The Board of Directors also considered shareholder dilution analysis prepared by Cook relating to the Company's run rate and overhang as compared to the Reference Group, which indicated that the Company's three-year average run rate (using the methodology of Institutional Shareholder Services Inc.) was 1.3% as compared to the Reference Group median of 1.21% and the Company's overhang (the sum of outstanding options and unvested restricted stock divided by shares outstanding) was 4.85% compared to the Reference Group median of 7.39%.

Potential Impacts of Approval of the Amendment by the Stockholders

The Board of Directors believes that adopting the amendment to the ESPP to increase the number of shares available for issuance under the ESPP is in the best interest of the stockholders as the Board of Directors believes that continuing the ESPP would incentivize employees to work to achieve stock price appreciation and would better enable the Company and its affiliates to attract and retain talented, qualified employees. Adopting the amendment to the ESPP would dilute the interests of stockholders as the number of shares outstanding would increase as a result of the adoption of the amendment. The earnings of the Company would increase as a result of the payment of exercise prices by ESPP participants.

Eligibility for Participation, Share Purchase Limitations and Purchase Price

Generally, any employee of the Company, or any corporation that is an affiliate of the Company which has been selected for participation in the ESPP for a particular offering, is eligible to participate in the ESPP if the employee is scheduled to work at least twenty hours per pay period during the option period, is an employee at the beginning of the option period, and his or her employment continues uninterrupted throughout the option period until the date of exercise. However, the following employees are not eligible to participate: (i) any employee who is a citizen of a foreign country that prohibits foreign corporations from granting stock options to its citizens, and (ii) any employee who, immediately after the option is granted, owns 5% or more of the total combined voting power or value of all classes of stock of the Company or of a subsidiary.

Through payroll deductions ranging from 1% to 10%, employees accumulate funds which are used at the end of the option period to purchase shares of the Company's Common Stock at the "option price," which is typically equal to 85% of the lower of the fair market value of the stock on the "date of grant" (i.e., the first day of the option period) or on the "date of exercise" (i.e., the last day of the option period). An employee must authorize payroll deductions prior to the start of the option period in order to participate. Payroll deductions are accumulated interest free until the end of the option period. On the last day of the option period, a participant is deemed to have exercised the option to purchase as many whole and fractional shares as the participant's payroll deductions will allow at the option price.

Under the ESPP, the Board of Directors or the Compensation Committee has the discretion (i) to revise the discounted purchase price to a percentage that is higher than 85% (e.g., 95% of the fair market value of the price of a share of Common Stock on the date of valuation), (ii) to determine the option price as the fair market value on the date of exercise instead of the lower of the fair market value on the date of grant or the date of exercise, and (iii) to establish an option period that is other than the current 6-month period provided in the ESPP (e.g., 3 months or 12 months). These provisions provide the flexibility to address the stock option expensing provisions of the Financial Accounting Standards Board Accounting Standards Certification ("ASC") No. 718 Compensation-Stock Compensation.

A participant may not change his or her contribution percentage during the option period. A participant may withdraw completely from the ESPP, and all payroll contributions up to the date of withdrawal will be refunded. If a participant withdraws completely from the ESPP, he or she cannot participate in the ESPP until the next option period. Further, the fair market value of shares of Common Stock purchased by a participant under the ESPP in any calendar year is limited to $25,000 (determined based upon the value of the shares on the date of grant of the option) and the ESPP currently limits the number of shares purchased to a maximum of 250 shares in any option period until such time as the Administrative Committee of the ESPP, with the advance approval of the Compensation Committee, determines to impose a different specific share limitation.

Amendment and Termination

The Board of Directors or the Compensation Committee may amend the ESPP at any time and from time to time, subject to the limitation that approval by a majority vote of the holders of the outstanding securities of the Company are required to amend the ESPP (i) to materially increase the benefits accruing to participants, (ii) to materially increase the number of securities which may be issued under the ESPP, or (iii) to materially modify the requirements as to eligibility for participation in the ESPP.

ESPP Benefits

The number of shares that may be purchased by a participant under the ESPP is in the discretion of the participant (subject to the contribution limit of $5,000 per offering period), and the value of the Common Stock purchased by ESPP participants will vary based on the fair market value of the Company's Common Stock at the commencement of the option period or at the end of the option period. Accordingly, the number of shares that will be purchased by the Senior Executives, the Executives as a group and non-executives as a group in the future are not currently determinable. Directors who are also not employees of the Company are not eligible to participate in the ESPP.

Plan Benefits

It is not presently possible to determine, with respect to the persons and groups shown in the table below, the per share price or the number of shares to be purchased in the future by such person or groups pursuant to the ESPP. Therefore, the following table sets forth information pertaining to the aggregate number of shares that were purchased under the ESPP in 2012 for each of the six-month offering periods. Pursuant to the ESPP, the purchase price for the six-month offering period ending on June 30, 2012 was $33.97 and on December 31, 2012 was $33.94, which is 85% of the fair market value that is calculated by using the closing price on the trading day preceding the ending date of the applicable offering period.

Name	Employee Stock Purchase Plan	
	Total Number of Shares Purchased	Dollar Value
Martin S. Craighead	295	$10,000
Peter A. Ragauss	295	$10,000
Chad C. Deaton	295	$10,000
Alan R. Crain	295	$10,000
Derek Mathieson	149	$5,050
Non-NEO Executive Group	1,473	$50,000
Non-Executive Director Group [(1)]	0	0
Non-Executive Employee Group	2,152,860	$73,096,350

(1) The directors who are not employees of the Company are not eligible to participate in the ESPP.

Federal Income Tax Consequences Relating to the ESPP

The following discussion of certain federal income tax consequences relating to the ESPP is based on the provisions of the Code, including related regulations and the Internal Revenue Service guidance, in effect on the date of this Proxy Statement. The discussion is limited to the United States federal income tax consequences, and the tax consequences may vary depending on the personal circumstances of the individual participants.

The ESPP, and the right of the ESPP participants to purchase shares of Common Stock under the ESPP, are intended to qualify as an "employee stock purchase plan" under the provisions of section 423 of the Code. A participant's payroll contributions are made on an after-tax basis, but the grant of the option and the purchase of shares on the date of exercise are not taxable events for the participant. However, a participant may become liable for income tax upon dispositions of shares acquired under the ESPP, and the tax consequences will depend on how long a participant has held the shares prior to the disposition. The Company may also have a deduction as a result of the disposition. If a participant disposes of the shares in a "qualifying disposition" - a disposition of the shares that occurs (a) at least two years after the date of grant, which is the date of the beginning of the option period and (b) at least one year after the date of exercise, which is the date shares are purchased under the ESPP (or if the participant dies while owning the shares) the participant will have the following tax consequences. In the year of the disposition, the participant will include in his taxable ordinary income the lesser of (a) the excess of fair market value of the shares at the date of grant of the option over the option price (i.e., the 85% discounted price), or (b) the excess of the fair market value of the shares at the time of the disposition (or death) over the option price. Any further gain on the disposition will generally be taxed as long-term capital gain. If the shares are sold at a price that is less than the option price, the difference would be a long-term capital loss for the participant. No deduction is allowed to the Company in a qualifying disposition. When shares are disposed of prior to the expiration of either the two-year or one-year holding period described above, the disposition is a "disqualifying disposition." In the year of the disqualifying disposition, the participant will include in his or her taxable ordinary income the amount by which the fair market value of the shares on the date of exercise exceeds the option price (i.e., the 85% discounted price). This excess amount is taxable to the participant even if no gain is realized on the disposition and even if the shares are disposed of for less than the fair market value on the date of exercise. The participant will have capital gain if there is any gain above the ordinary income amount, and he or she will have capital loss if the shares are sold for an amount that is less than the fair market value on the date of exercise. The capital gain or capital loss will be short or long-term capital gain or loss depending on the period of time which the participant held the shares. In the event of a disqualifying disposition, the Company will be allowed a deduction for federal income tax purposes equal to the ordinary income realized by the participant disposing of the shares.

Currently, the Company is not required to withhold employment or income taxes upon the exercise of options under the ESPP. However, the Internal Revenue Service may issue guidance in the future requiring the Company to withhold employment and income taxes upon the exercise of options granted under plans that qualify under section 423 of the Code.

Recommendation of the Board of Directors

Your Board of Directors recommends a vote FOR approval of the amendment to the Baker Hughes Incorporated Employee Stock Purchase Plan.

Proposal No.5
Approval of the Material Terms of the Performance Criteria for Awards Under the 2002 Director & Officer Long-Term Incentive Plan

Background

The Company's stockholders are being asked to re-approve the material terms of the performance criteria that may apply to annual performance bonuses granted under the 2002 D&O Plan. Stockholder approval of the performance-based compensation performance criteria under the 2002 D&O Plan is required every five years in order to potentially qualify compensation under the 2002 D&O Plan as exempt from Section 162(m) of the Code, thereby potentially allowing the Company to deduct for federal income tax purposes certain compensation paid under the 2002 D&O Plan. If stockholders do not re-approve the performance criteria, the Company will not be able to grant performance units, performance shares and cash-based awards that are generally intended to qualify as performance-based compensation under Section 162(m) of the Code. If that happens, we may not be entitled to a tax deduction for some or all of the long-term incentives provided to our Chief Executive Officer and certain of our other most highly compensated executive officers.

In 2002, the Board of Directors adopted, and the stockholders approved, the 2002 D&O Plan, which provides for, among other compensation, performance-based compensation for corporate officers, directors and key employees of the Company based upon the achievement of performance goals for the year. The performance criteria for performance-based compensation awards under the 2002 D&O Plan were subsequently approved at the 2008 Annual Meeting of Stockholders in order to continue the qualification of certain awards under the 2002 D&O Plan under Section 162(m) of the Code.

The 2002 D&O Plan provides officers, directors and key employees who have substantial responsibility for the growth and profitability of the Company and/or its affiliates with performance incentives that are designed to align the interests of the officers with those of the Company's stockholders. The Board of Directors believes that the Company must offer a competitive long-term incentive program if it is to continue to successfully attract and retain the best possible candidates for positions of responsibility within the Company.

The 2002 D&O Plan is administered by the Compensation Committee. The Compensation Committee has exclusive authority to (i) select the participants each year, (ii) establish award opportunities for each participant, (iii) establish the performance goals for each participant, and (iv) determine the extent to which the performance goals have been attained.

Section 162(m) of the Code

Section 162(m) of the Code imposes a $1,000,000 annual limitation on the deduction for compensation paid to each of the principal executive officer and our next three highest-paid officers other than the principal financial officer. The deduction limitation does not apply to performance-based compensation that satisfies certain requirements of Section 162(m) of the Code. One such requirement is that the material terms of the performance goals must be approved by the stockholders before the performance-based compensation is paid. The material terms include the following: (1) the eligibility of employees to receive compensation upon attainment of the goal, (2) the business criteria on which the goals may be based, and (3) the maximum amount payable to an employee upon attainment of a goal. The stockholder approval of the performance criteria under the 2002 D&O Plan serves the purpose of facilitating the tax deductibility of awards under 2002 D&O Plan.

The 2002 D&O Plan provides for awards of performance units, performance shares and cash-based awards that are generally intended to qualify as performance-based compensation under Section 162(m) of the Code.

Performance units and cash-based awards granted under the 2002 D&O Plan may be paid in the form of cash or shares of our Common Stock in the discretion of the Compensation Committee. Performance shares granted under the 2002 D&O Plan are paid in the form of shares of our Common Stock.

The performance period for a performance unit award, performance share award or cash-based award granted under the 2002 D&O Plan is such period of time as the Compensation Committee establishes. The performance periods for such awards granted under the 2002 D&O Plan in the past have typically been consecutive three-year periods.

Under the terms of the 2002 D&O Plan, the maximum aggregate grant with respect to any awards of performance shares made in any one fiscal year of the Company to any one employee shall be equal to the value of 1,000,000 shares, determined as of the date of grant. The maximum aggregate amount awarded or credited with respect to cash-based awards or performance units for any one employee in any one fiscal year of the Company may not exceed in value $10,000,000, determined as of the date of grant.

The 2002 D&O Plan has been amended by the Board of Directors on October 27, 2005, July 24, 2008 and September 18, 2009 since the 2002 D&O Plan was adopted in 2002.

Performance Criteria

The following summary of the material features of the performance criteria for awards under the 2002 D&O Plan is qualified by reference to the copy of the 2002 D&O Plan which is available on the SEC website at *www.sec.gov.*

Performance unit awards, cash-based awards and performance share awards may be granted under the 2002 D&O Plan to Executives and key employees of the Company.

Under the 2002 D&O Plan, performance unit awards, cash-based awards and performance share awards are subject to the satisfaction of one or more performance goals during the applicable performance period. Performance goals for awards will be determined by the Compensation Committee and will be designed to support the Company's business strategy and align participants' interests with stockholder interests. Performance goals will be based on one or more of the following business criteria: net earnings; earnings per share; net income (before or after taxes); stock price (including growth measures and total shareholder return); return measures (including return on net capital employed, return on assets, return on equity, or sales return); earnings before or after interest, taxes, depreciation and/or amortization; dividend payments to the Company; gross revenues; gross margins; expense targets; cash flow return on investments, which equals net cash flows divided by owner's equity; internal rate of return or increase in net present value; working capital targets relating to inventory or accounts receivable; planning accuracy (as measured by comparing planned results to actual results); comparisons to various stock market indices; comparisons to the performance of other companies; net sales growth; net operating profit; cash flow (including operating cash flow and free cash flow); and operating margin.

Achievement of the goals may be measured:

- individually, alternatively, or in any combination;
- with respect to the Company, one or more business units, or any combination of the foregoing;
- on an absolute basis, or relative to a target, to a designated comparison group, to results in other periods, or to other external measures; and
- including or excluding items determined to be extraordinary, unusual in nature, infrequent in occurrence, related to the acquisition or disposal of a business, or related to a change in accounting principle, in each case based on Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 225-20, *Income Statement, Extraordinary and Unusual Items*, and FASB ASC 830-10, *Foreign Currency Matters, Overall* Opinion No. 30, or other applicable accounting rules, or consistent with the Company's policies and practices for measuring the achievement of performance goals on the date the Committee establishes the goals.

The Compensation Committee may, in its discretion, decrease the amount payable under any award. The Compensation Committee may, in its discretion, increase the amount payable under an award to a participant who is not a covered employee (as defined in Section 162(m) of the Code). The Compensation Committee may not increase the amount payable under an award to a participant who is a covered employee (as defined in Section 162(m) of the Code).

Future Awards

It is anticipated that the Compensation Committee will make future grants of performance unit awards, performance share awards or cash-based awards that will align the interests of the Company's officers and key employees with the interests of the Company's stockholders and will incentivize the Company's officers and key employees to achieve specific financial performance goals.

No compensation under performance unit awards, cash-based awards or performance share awards granted to employees who are covered employees within the meaning of Section 162(m) of the Code will be paid under the 2002 D&O Plan for the performance period commencing in 2014 or subsequent performance periods unless the Company's stockholders approve this Proposal 5.

Recommendation of the Board of Directors

Your Board of Directors recommends a vote FOR re-approval of the material terms of the performance criteria for awards under the 2002 D&O Plan.

Annual Report

The 2012 Annual Report on Form 10-K of the Company (the "Annual Report"), which includes audited financial statements for the fiscal year ended December 31, 2012, accompanies this Proxy Statement only if you have requested that a copy of this Proxy Statement be mailed to you. The Annual Report also is available electronically by following the instructions in the E-Proxy Notice, as described in the "Proxy Statement - Information About the Notice of Internet Availability of Proxy Materials" section of this Proxy Statement. However, the Annual Report is not part of the proxy soliciting information.

Incorporation by Reference

To the extent that this Proxy Statement is incorporated by reference into any other filing by Baker Hughes under the Securities Act of 1933, as amended, or the Exchange Act, the sections of this Proxy Statement entitled "Compensation Committee Report" and "Audit/Ethics Committee Report" (to the extent permitted by the rules of the SEC) will not be deemed incorporated unless specifically provided otherwise in such filing. Information contained on or connected to our website is not incorporated by reference into this Proxy Statement and should not be considered part of this Proxy Statement or any other filing that we make with the SEC.

Stockholder Proposals

Proposals of stockholders intended to be presented at the 2014 Annual Meeting must be received by the Company between October 15, 2013 and November 14, 2013 to be properly brought before the 2014 Annual Meeting and to be considered for inclusion in the Proxy Statement and form of proxy relating to that meeting. Such proposals should be mailed to the Company's Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019. Nominations of directors by stockholders must be received by the Chairperson of the Governance Committee of the Company's Board of Directors, P.O. Box 4740, Houston, Texas 77210-4740 or the Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019 between October 15, 2013 and November 14, 2013 to be properly nominated before the 2014 Annual Meeting, although the Company is not required to include such nominees in its Proxy Statement.

Other Matters

The Board of Directors knows of no other matter to be presented at the Annual Meeting. If any additional matter should be presented properly, it is intended that the enclosed proxy will be voted in accordance with the discretion of the persons named in the proxy.

BAKER HUGHES INCORPORATED
CORPORATE GOVERNANCE GUIDELINES
(As Amended February 28, 2013)

These Baker Hughes Incorporated Corporate Governance Guidelines are established by the Board of Directors ("Board") as the principles for conduct of the Company's business affairs to benefit its stockholders.

Board

The responsibility of the members of the Board is to exercise their business judgment to act in what they reasonably believe to be in the best interest of the Company and its stockholders. In addition to the Board's general oversight of management's performance of its responsibilities, the principal functions of the Board acting directly or through its Committees (as defined in "Committees of the Board") include:

- Providing effective oversight of the governance of the affairs of the Company in order to maximize long-term benefit to the stockholders;
- Maintaining a viable succession plan for the office of the Chief Executive Officer ("CEO") of the Company and other members of senior management;
- Evaluating the performance of the Board and identifying and recruiting new members for the Board;
- Reviewing and approving long-term business plans;
- Appointing, approving the compensation and overseeing the work of the independent auditors;
- Overseeing certain compliance related issues, including accounting, internal audit, disclosure controls and internal controls, enterprise risk management and environmental policies;
- Reviewing quarterly earnings release and quarterly and annual financial statements to be filed with the Securities and Exchange Commission ("SEC");
- Evaluating and setting the compensation of the CEO and other members of senior management; and
- Adopting an appropriate governance policy.

Selection and Qualification of Directors

The Governance Committee will annually assess the needs of the Company and the Board in order to recommend to the Board the director candidates who will further the goals of the Company in representing the long-term interests of the stockholders. In particular, the Governance Committee will assess the special skills, expertise and backgrounds relevant to the Company's business to determine whether or not a candidate has the character traits and breadth of business knowledge to make him or her an effective director, based on previously established criteria, as described in Exhibit A, "Guidelines for Membership on the Board of Directors". The Governance Committee will annually assess the contributions of the directors whose terms expire at the next Annual Meeting of Stockholders and recommend to the Board if they should be nominated for re-election by stockholders. The Board will propose a slate of nominees to the stockholders for election to the Board at the next Annual Meeting, as described in Exhibit B, "Selection Process for New Board of Directors Candidates."

Independence

The Board will be comprised of a majority of directors who qualify as independent directors under the listing standards of the New York Stock Exchange ("NYSE"), as described in Exhibit C, "Policy for Director Independence, Audit/Ethics Committee Members and Audit Committee Financial Expert." Annually, the Board will review the relationship that each director has with the Company to determine that the director has no material relationship with the Company, its affiliates or any member of the senior management of the Company, subject to additional qualifications prescribed under the listing standards of the NYSE. The Company will not make any personal loans or extensions of credit to directors or executive officers.

Size and Term of the Board

In accordance with the Company's Bylaws, the Board determines the number of directors on the Board, which currently will consist of not more than 13 directors. In accordance with the Company's Restated Certificate of Incorporation, at each Annual Meeting of Stockholders, directors shall be elected for a term of one year ending on the date of the Annual

Meeting of Stockholders following the annual meeting at which the directors were elected and will serve until their successors are elected and qualified or until his or her earlier death, retirement, resignation or removal. Stockholders may propose nominees for consideration by the Governance Committee, as described in Exhibit D, "Policy and Submission Procedures for Stockholder Recommended Director Candidates," by submitting within the prescribed time period the name and supporting information to: Chairman, Governance Committee of the Board of Directors, P.O. Box 4740, Houston, Texas 77210-4740 or to the Corporate Secretary, c/o Baker Hughes Incorporated 2929 Allen Parkway, Suite 2100, Houston, Texas 77019-2118 to be properly nominated before the next Annual Meeting of Stockholders, although the Company is not required to include such nominees in its proxy statement. Between such annual meetings, the Board may elect directors to serve until the next annual meeting.

Voting for Directors

Any nominee for director in an uncontested election who receives a "withhold" vote representing a majority of the votes cast for his or her election will be required to submit a letter of resignation to the Governance Committee of the Board of Directors. The Governance Committee will consider all of the relevant facts and circumstances and recommend to the Board of Directors whether or not the resignation should be accepted. For the purposes of this Section, an "uncontested election" shall mean an election in which the number of nominees as of the record date for the meeting at which directors are to be elected does not exceed the number of directors to be elected at such meeting.

Director Orientation and Continuing Education

The Governance Committee will periodically review and recommend to the Board a director orientation program that includes an initial and continuing orientations providing the director with comprehensive information about the Company's business, one-on-one meetings with senior management and other officers of the Company, an overview of the Director Reference Manual and tours of the Company's operations. The directors will be provided with continuing education materials covering upcoming seminars and conferences.

Independent Advisors

The Board and the Committees of the Board have the right at any time to retain independent outside financial, legal or other advisors.

Executive Sessions

The Board will meet in executive session with the CEO after each Board meeting. In addition, the independent directors of the Company will meet in executive session following each regularly scheduled Board meeting without any inside director or Company executives present. These executive session discussions may include any topic relevant to the business affairs of the Company as determined by the independent directors.

Lead Director

The Governance Committee will review and recommend to the Board a director to serve as Lead Director during executive sessions of the independent members of the Board. The Lead Director will be elected by the independent members of the Board; preside at all meetings of the Board of Directors at which the Chairman is not present, including executive sessions of independent directors; serve as liaison between the Chairman and the independent directors; have the authority to call meetings of the independent directors; work with the Chairman in developing Board meeting agendas, schedules, and information provided to the Board; and communicate with significant stockholders when appropriate on matters involving broad corporate policies and practices.

Stockholder Communications

In order to provide the stockholders of the Company and other interested parties with a direct and open line of communication to the Company's Board, procedures have been established, as described in Exhibit E, "Stockholder Communications with the Board of Directors."

Termination of Independent Director Status

In accordance with the Company's Bylaws, an independent director shall not stand for reelection as a director of the Company at the Annual Meeting following any of the occurrences set forth below. The following provisions may be waived by the Board (excluding the affected director) if the Board determines that such waiver would be in the best interest of the Company and its stockholders.

Retirement - The director's 72nd birthday.

Attendance - Any fiscal year in which a director fails to attend at least 66% of the meetings of the Board and any Committees of the Board on which the director serves.

Termination of Inside Director Status

In accordance with the Company's Bylaws, an inside director must resign from the Board (i) at the time of any diminution of his or her responsibilities as an officer; (ii) at the time of termination of employment by the Company for any reason; or (iii) on the director's 72nd birthday.

Conflict of Interest

The Board expects each director, as well as senior management and employees, to act ethically at all times. Independent directors may not serve on more than four other boards of publicly listed companies in addition to the Company's Board of Directors. No officer of the Company may serve on a board of any company having a present or retired employee on the company's Board. Additionally, officers of the Company may not serve as directors of any other publicly held companies without the approval of the Governance Committee. The CEO may serve on no more than three boards of publicly held companies, while other officers may serve on no more than one board of a publicly held company or for-profit company. Members of Audit/Ethics Committee of the Board may not simultaneously serve on the audit committees of more than three public companies. If an independent director serving on the Company's Board is asked to join another board of directors, prior notice shall be given to the Chairman of the Governance Committee and the Corporate Secretary of the Company. If an actual or potential conflict of interest arises for a director or senior management, the individual shall promptly inform the CEO or the Board. Any waivers of the Company's Business Code of Conduct for a director or senior management will be determined by the Board or its designated Committee and will be publicly disclosed.

Board Compensation and Evaluation Procedures

Compensation

The Governance Committee will annually review compensation to determine director compensation and recommend any changes to the Board.

Company Stock Ownership

Each independent director is expected to own at least four times his or her annual retainer in Company Common Stock. Such ownership level should be obtained within a reasonable period of time following the director's election to the Board.

Evaluation

Any director may at any time provide the Chairman of the Governance Committee an evaluation of another director. Questions and observations regarding the evaluation of a director will be referred, as necessary, to the Lead Director. The directors will perform an annual evaluation on the performance and effectiveness of the Audit/Ethics Committee in accordance with the regulations of the Public Company Accounting Oversight Board.

Board Functions

Board Meetings

The Board will hold five regular meetings per year to handle recurring business, with special meetings called as appropriate. Directors are expected to attend all scheduled Board and Committee meetings.

Special Meetings

The number of scheduled Board meetings will vary with circumstances and special meetings will be called as necessary.

Annual Meetings of Stockholders

The Company's Annual Meeting of Stockholders provides an opportunity each year for stockholders to ask questions of or otherwise communicate directly with members of the Company's Board on matters relevant to the Company. It is the Company's policy to request and encourage all of the Company's directors and nominees for election as directors to attend in person the Annual Meeting of Stockholders.

Agenda Items

The Chairman will be responsible for setting the agenda for and presiding over the Board meetings. Individual directors are encouraged to contact the Chairman with respect to any proposed agenda items that the director believes should be on the agenda. The Corporate Secretary will endeavor to timely provide to the directors all written Board materials to be covered in regular meetings prior thereto.

Committees of the Board

The Board has constituted five standing Committees: Governance Committee, Audit/Ethics Committee, Compensation Committee, Finance Committee and Executive Committee. Each Committee is comprised solely of independent directors, except for the Executive and Finance Committees. The Chairman of the Board serves on the Executive Committee. Any independent member of the Board may attend any Committee meeting as an observer.

The Governance Committee annually proposes Committee assignments and chairmanships to the Board. Each Committee is elected by the Board, including the designation by the Board of one person to serve as Chairman of each Committee. On an annual basis, each Committee shall perform an evaluation of the Committee and its activities.

Governance Committee

Purpose

The Committee's purpose is to develop and recommend to the Board a set of corporate governance principles applicable to the Company ("Corporate Governance Guidelines") and to oversee compliance with, conduct reviews of and recommend appropriate modifications to such Corporate Governance Guidelines.

Principal Responsibilities

The Committee will have the oversight responsibility for recruiting and recommending candidates for election to the Board, with advice of the Company's Chairman and CEO. The Committee will periodically conduct a review of criteria for Board membership against current needs of the Board to ensure timeliness of the criteria. The Committee will also be responsible for monitoring compliance with these Corporate Governance Guidelines adopted by the Board, and updating such guidelines when appropriate. The Committee will also review and recommend to the Board the annual retainer for members of the Board and Committees of the Board. The Committee's Charter shall be posted on the Company's website.

Composition

The Committee will be comprised of not less than three nor more than six of its directors. All members of the Committee will be independent, as that term is defined in the NYSE corporate governance listing standards.

Meetings

The Committee will meet at least two times per year as determined by the Board with special meetings called by the Board or the Committee as necessary.

Audit/Ethics Committee

Purpose

The Committee's purpose is to assist the Board with oversight of: (i) the integrity of the Company's financial statements and reporting system, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence and (iv) the performance of the Company's internal audit function and independent auditors. The Committee shall also prepare the Audit/Ethics Committee Report to be included in the Company's proxy statement for the Annual Meeting of Stockholders, conduct an annual self-evaluation and carry out the duties and responsibilities set forth in its Charter.

Principal Responsibilities

The principal responsibilities of the Committee are: (i) to provide assistance to the Board in fulfilling its responsibility in matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's internal controls over financial reporting and disclosure controls and procedures; and the quality and integrity of the financial statements of the Company; and (ii) to oversee the Company's compliance programs. The independent auditor is ultimately accountable to the Board and the Committee, as representatives of the Company's stockholders, and shall report directly to the Committee. The Committee has the ultimate authority and direct responsibility to select, appoint, evaluate, compensate and oversee the work, and, if necessary, terminate and replace the independent auditor. The Committee shall conduct or authorize investigations into any matters within its scope of responsibilities.

The Committee shall engage independent counsel and other advisors, as the Committee deems necessary to carry out its duties. The Committee has the sole authority to approve the fees paid to any independent advisor retained by the Committee, and the Company will provide funding for such payments. The Company shall provide funding for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. The Committee will review the composition, expertise and availability of the Committee members on an annual basis. The Committee will also perform a self-evaluation of the Committee and its activities on an annual basis. The Committee will meet in executive session at each regularly scheduled meeting, including separate, private meetings with the independent auditors, internal auditors, general counsel and compliance officer. The Committee's Charter shall be posted on the Company's website.

The Committee's compliance responsibilities will include the recommendation of and monitoring of compliance with the Company's Business Code of Conduct and Foreign Corrupt Practices Act Policy, establishing formal procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters, (ii) the confidential, anonymous submissions by Company employees of concerns regarding questionable accounting or auditing matters, and (iii) the protection of reporting employees from retaliation as described in Exhibit F, "Procedures for the Receipt, Retention and Treatment of Complaints"; reviewing in conjunction with counsel (i) any legal matters that could have significant impact on the organization's financial statements; (ii) correspondence and material inquiries received from regulators or governmental agencies; and (iii) all matters relating to the ethics of the Company and its subsidiaries; coordinate the Company's compliance with inquiries from any government officials concerning legal compliance in the areas covered by the Business Code of Conduct and the Foreign Corrupt Practices Act Policy; and review the Company's compliance with its environmental policy on an annual basis. The Committee's Charter shall be posted on the Company's website.

Composition

The Committee will be comprised of not less than three non-employee directors who are (i) independent (as defined by Section 10A(m)(3) of the Securities Exchange Act of 1934 and the regulations thereunder and the NYSE) and (ii) financially literate (as interpreted by the Board in its business judgment). Such Committee members may not simultaneously serve on the audit committee of more than three publicly held companies. At least one member of the Committee will have accounting or related financial management expertise and at least one member of the Committee will be an "audit committee financial expert," as defined by the SEC. The audit committee financial expert must have: an understanding of GAAP and financial statements; experience in the (a) preparation, auditing, analyzing or evaluating of financial statements of generally comparable issuers and (b) application of such principles in connection with the accounting for estimates, accruals and reserves; an understanding of internal accounting controls and procedures for financial reporting; and an understanding of audit committee functions.

Meetings

The Committee meets at least five times per year as determined by the Board, with special meetings called by the Board or the Committee as necessary.

Compensation Committee

Purpose

The purpose of the Compensation Committee will be to discharge the Board's responsibilities relating to compensation of the Company's executives. The Committee will have overall responsibility for reviewing and evaluating and, as applicable, approving the officer compensation plans of the Company. It is also the purpose of the Committee to produce an annual report on executive compensation for inclusion in the Company's proxy statement for the Annual Meeting of Stockholders.

Principal Responsibilities

The principal responsibility of the Committee will be to ensure that the senior executives of the Company are compensated effectively in a manner consistent with the stated compensation strategy of the Company, internal equity considerations and competitive practice. The Committee will also communicate to the stockholders of the Company, the Company's compensation policies and the reasoning behind such policies as required by the rules and regulations of the SEC. These responsibilities include reviewing from time to time and approving the Company's stated compensation strategy to ensure that management is rewarded appropriately for its contributions to Company growth and profitability and that the executive compensation strategy supports organization objectives and stockholder interests; reviewing compensation programs to determine if there are any potential risks in the programs; reviewing and approving corporate goals and objectives relevant to CEO compensation, evaluating the CEO's performance in light of those goals and objectives, and determining the CEO's compensation level based on this evaluation; reviewing annually and determining the individual elements of total compensation of the CEO, including annual salary, annual bonus and long-term incentive compensation, and reporting such determination to the Board, provided, however, that the salary, bonus and other long-term incentive compensation will be subject to the approval of the Board. The Committee also reviews the outcome of the stockholder advisory vote on senior executive compensation when making future compensation decisions for executive officers. The Committee reviews with the CEO matters relating to management succession. The Committee's Charter shall be posted on the Company's website.

Composition

The Committee will be comprised of not less than three nor more than six of its independent and non-employee members. Such directors will meet the requirements for "independent" pursuant to the listing standards of the NYSE and shall meet the requirements for "disinterested independent directors" pursuant to Rule 16b-3 of the Securities Exchange Act of 1934, as amended.

Meetings

The Committee will meet at least three times per year as determined by the Board.

Finance Committee

Purpose

The Committee's purpose will be to review and monitor the financial structure of the Company to determine that it is consistent with the Company's requirements for growth and fiscally sound operation.

Principal Responsibilities

The Committee will be responsible for the review and approval of (i) public offerings; (ii) debt and other financings; (iii) dividend policy and changes in the rate of dividend; and (iv) budget and long-range plans. In addition the Committee will periodically review the Company's activities with credit rating agencies, its policy governing approval levels for capital expenditures and funding thereof and its insurance programs. The Committee's Charter shall be posted on the Company's website.

Composition

The Committee will be comprised of not less than three nor more than six of its non-employee members.

Meetings

The Committee will meet at least two times per year as determined by the Board with special meetings called by the Board or the Committee as necessary.

Executive Committee

Principal Responsibilities

The Committee will act in the stead of the Board during intervals between Board meetings and may exercise all of the authority of the Board in the business and affairs of the Company, except where action by the full Board is specifically required. More specifically, the Committee will be responsible for advising and aiding the officers of the Company in all matters concerning its interests and the management of its business. When the Board is not in session, the Committee has and may exercise all the powers of the Board, so far as such may be delegated legally, with reference to the conduct of the business of the Company, except that the Committee will not take any action to amend the Restated Certificate of Incorporation or the Bylaws, to amend its Charter, to elect Directors to fill vacancies on the Board, to fix the compensation of Directors for service in any capacity, to fill vacancies on the Committee or change its membership, to elect or remove officers of the Company or to declare dividends. The Committee's Charter shall be posted on the Company's website.

Composition

The Committee will be comprised of not less than three directors, a majority of which shall be non-management and one of which shall be the Chairman of the Board. The Chairman of the Board shall serve as the Chairman of the Committee unless the Board elects a different director to serve as Chairman. In the absence of the Chairman of the Committee, the Lead Director of the Board will serve as Chairman of the meeting.

Meetings

The Committee will meet from time to time during the year, as needed.

Interaction with Management

Evaluation of the CEO

The Compensation Committee with input from the Board will annually review and approve corporate goals and objectives relevant to the CEO's compensation, evaluate the CEO's performance in light of such goals and objectives, and determine the CEO's compensation level based on this evaluation and other relevant information. The Committee shall also review annually and determine the individual elements of total compensation of the CEO, including annual salary, annual bonus and long-term incentive compensation and report such determination to the Board, provided, however, that the annual salary, annual bonus and long-term incentive compensation shall be subject to the approval of the Board.

Succession Planning

The Board and the Compensation Committee share the responsibility for succession planning. The Committee shall maintain and review with the Board a list for the Board of potential successors to the CEO. The Chairman shall review management succession planning with the Compensation Committee on an annual basis, and provide a report to the Board.

Attendance at Board and Committee Meetings

The Chairman will routinely invite senior management to attend Board meetings. The Board or any Committee may request the presence of any Company employee at any Board or Committee meeting. In addition, the Chairman will invite such other managers and outside experts to the Board meetings in situations where such persons can aid the Board in its deliberations.

Access to Management

Directors will have complete access to management and management will be available to the Board with respect to any questions regarding Company issues.

Interpretation of Guidelines

These Guidelines provide a framework for governance of the Company and the Board. The Board recognizes that situations may dictate variations from the Guidelines in order to respond to business changes and the needs of the stockholders. In addition, the Guidelines shall be revised and updated from time-to-time. Accordingly, the Guidelines do not constitute invariable rules nor shall they preclude the Board from acting in variance thereto at any time in the future.

The Board endorses and supports the Company's Core Values and Keys for Success

Integrity:

We believe integrity is the foundation of our individual and corporate actions that drives an organization of which we are proud.

- We are a responsible corporate citizen committed to the health and safety of people, protection of the environment, and compliance with laws, regulations, and company policies.
- We are honest, trustworthy, respectful and ethical in our actions.
- We honor our commitments.
- We are accountable for our actions, successes and failures.

Teamwork:

We believe teamwork leverages our individual strengths.

- We are committed to common goals.
- We expect everyone to actively participate on the BHI team.
- We openly communicate up, down, and across the organization.
- We value the diversity of our workforce.
- We willingly share our resources.

Performance:

We believe performance excellence will drive the results that differentiate us from our competitors.

- We focus on what is important.
- We establish and communicate clear expectations.

- We relentlessly pursue success.
- We strive for flawless execution.
- We work hard, celebrate our successes and learn from our failures.
- We continuously look for new ways to improve our products, services and processes.

Learning:

We believe a learning environment is the way to achieve the full potential of each individual and the company.

- We expect development throughout each individual's career by a combination of individual and company commitment.
- We learn from sharing past decisions and actions, both good and bad, to continuously improve performance.
- We improve by benchmarking and adopting best practices.

Keys to Success

People contributing at their full potential.

Everyone can make a difference.

- We understand our priorities and performance goals.
- We drive to do our part every day.
- We support new ideas and take appropriate risks.
- We take action to find and correct problems.
- We commend each other on a job well done.

Delivering unmatched value to our customers.

- We make it easy for customers to do business with us.
- We listen to our customers and understand their needs.
- We plan ahead to deliver innovative, cost-effective solutions.
- We are dedicated to safe, flawless execution and top quality results.

Being cost efficient in everything we do.

- We maintain a competitive cost structure for the long-term.
- We utilize shared services to control cost for the enterprise.
- We seek the best value for Baker Hughes in our relationships with suppliers.
- We ruthlessly eliminate waste without compromising safety or quality.

Employing our resources effectively.

- We assign our people where they can make the biggest contribution.
- We allocate our investments to leverage the best opportunities for Baker Hughes.
- We handle company assets as if they were our own.
- We manage our balance sheet to enhance return on investment.

BAKER HUGHES INCORPORATED
GUIDELINES FOR
MEMBERSHIP ON THE BOARD OF DIRECTORS
(As Amended January 26, 2012)

These Guidelines set forth the policies of the Board of Directors ("Board") of Baker Hughes Incorporated ("Company") regarding Board membership. These Guidelines shall be implemented by the Governance Committee of the Board with such modifications as it deems appropriate. The Governance Committee will consider candidates based upon:

- The size and existing composition of the Board
- The number and qualifications of candidates
- The benefit of continuity on the Board
- The relevance of the candidate's background and experience to current and foreseeable business of the Company.

Criteria for Selection

In filling director vacancies on the Board, the Governance Committee will strive to:

A. Recommend candidates for director positions who will help create a collective membership on the Board with varied experience and perspective and who:

i) Have demonstrated leadership, and significant experience in an area of endeavor such as technology, business, finance, law, public service, banking or academia;

ii) Comprehend the role of a public company director, particularly the fiduciary obligations owed to the Company and its stockholders;

iii) Have relevant expertise and experience, and are able to offer advice and guidance based upon that expertise;

iv) Have a substantive understanding of domestic considerations and geopolitics, especially those pertaining to the service sector of the oil and gas and energy related industries;

v) Will dedicate sufficient time to Company business;

vi) Exhibit integrity, sound business judgment and support for the Core Values of the Company;

vii) Understand financial statements;

viii) Are independent as defined by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange;

ix) Support the ideals of the Company's Business Code of Conduct and are not engaged in any activity adverse to, or do not serve on the board of another company whose interests are adverse to, or in conflict with the Company's interests;

x) Possess the ability to oversee, as a director, the affairs of the Company for the benefit of its stockholders while keeping in perspective the interests of the Company's customers, employees and the public; and

xi) Are able to exercise sound business judgment.

B. Maintain a Board that reflects diversity, including but not limited to gender, ethnicity, background, country of citizenship and experience.

Age & Attendance

The Board will not nominate any person to serve as a director who has attained the age of 72. No director shall stand for re-election in any fiscal year in which a director fails to attend at least 66% of the meetings of the Board and any Committees of the Board on which the director serves. These provisions may be waived by the Board (excluding the affected director) if the Board determines that such waiver would be in the best interest of the Company and its stockholders.

Audit/Ethics Committee

The Governance Committee believes that it is desirable that one or more members of the Company's Audit/Ethics Committee possess those qualities and skills such that they qualify as an Audit Committee Financial Expert, as defined by SEC rules and regulations.

Significant Change in Occupation or Employment

A non-management director who has a significant change in occupation or retires from his or her principal employment or position will promptly notify the Governance Committee. The Governance Committee will consider such change in determining if it is in the best interests of the Company to nominate such person to stand for reelection as a director at the Company's next Annual Meeting of Stockholders.

Board Review and Assessments

Each year the members of the Board will participate in a review and assessment of the Board and of each Committee. In connection with such reviews, or at any other time, a director with concerns regarding the performance, attendance, potential conflicts of interest, or any other concern respecting any other director shall report such concerns to the Chairman of the Governance Committee. The Chairman of the Governance Committee, in consultation with such other directors as he or she deems appropriate will determine how such concerns should be investigated and reported to members of the Governance Committee who are not the director in question ("Independent Non-Management Committee Members"). If the Independent Non-Management Committee Members conclude that the director is not fulfilling his or her duties, they will determine what actions should be taken. Such actions may include, without limitation, the Chairman of the Board, the lead director or another Board member discussing the situation with the director in question, identifying what steps are required to improve performance, or, if appropriate, requesting that the director resign from the Board.

Exhibit B

BAKER HUGHES INCORPORATED
Selection Process for
New Board of Directors
Candidates
(As Amended January 26, 2012)

Baker Hughes Incorporated ("Company") has established the following process for the selection of new candidates for the Company's Board of Directors ("Board"). The Board or the Company's Governance Committee will evaluate candidates properly proposed by stockholders in the same manner as all other candidates.

1. Chairman, CEO, the Governance Committee, or other Board members identify a need to fill vacancies or add newly created directorships.

2. Chairman of the Governance Committee initiates search, working with staff support and seeking input from the Board members and senior management, and hiring a search firm or obtaining advice from legal or other advisors, if necessary.

3. Candidates, including any candidates properly proposed by stockholders in accordance with the Company's Bylaws, that satisfy criteria as described in the Company's "Guidelines for Membership on the Board of Directors" or otherwise qualify for membership on the Board, are identified and presented to the Governance Committee.

4. Determine if the Governance Committee members, Board members or senior management have a basis to initiate contact with preferred candidates; or if appropriate, utilize a search firm.

5. Chairman, CEO and at least one member of the Governance Committee interviews prospective candidate(s).

6. Full Board to be kept informed of progress.

7. The Governance Committee meets to consider and approve final candidate(s) (conduct interviews as necessary).

8. The Governance Committee will propose to the full Board candidates for Board membership to fill vacancies, or to stand for election at the next Annual Meeting of Stockholders.

Exhibit C

BAKER HUGHES INCORPORATED
POLICY FOR DIRECTOR INDEPENDENCE,
AUDIT/ETHICS COMMITTEE MEMBERS
AND
AUDIT COMMITTEE FINANCIAL EXPERT
(As Amended October 23, 2008)

INDEPENDENCE

I. Introduction

A member of the Board of Directors ("Board") of Baker Hughes Incorporated ("Company") shall be deemed independent pursuant to this Policy of the Board, only if the Board affirmatively determines that (1) such director meets the standards set forth in Section II below, and (2) the director has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company). In making its determination, the Board shall broadly consider all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others.

Each director of the Company's Audit/Ethics Committee, Governance Committee and Compensation Committee must be independent. A director who is a member of the Company's Audit/Ethics Committee is also required to meet the criteria set forth below in Section III. These standards shall be implemented by the Governance Committee with such modifications as it deems appropriate.

II. Standards for Director Independence

1. A director who is an employee, or whose immediate family member is an executive officer, of the Company is not independent until three years after the end of such employment relationship. Employment as an interim Chairman or CEO shall not disqualify a director from being considered independent following that employment.

2. A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent until three years after he or she ceases to receive more than $120,000 per year in such compensation. Compensation received by a director for former service as an interim Chairman or CEO need not be considered in determining independence under this test. Compensation received by an immediate family member for service as a non-executive employee of the Company need not be considered in determining independence under this test.

3. A director who is affiliated with or employed by a present or former internal or external auditor of the Company is not "independent" until three years after the end of the affiliation or the employment or auditing relationship. A director, however, is still considered independent if the director's immediate family member currently works for the company's auditor, as long as the immediate family member is not a partner of the company's auditor or is not personally involved (and has not been personally involved for the past three years) in the company's audit.

4. A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of the Company's present executives serve on that company's compensation committee is not "independent" until three years after the end of such service or the employment relationship.

5. A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of the consolidated gross revenues of such other company employing such executive officer or employee, is not "independent" until three years after falling below such threshold. In applying this test, both the payments and the consolidated gross revenues to be measured shall be those reported in the last completed fiscal year. The look-back provision for this test applies solely to the financial relationship between the Company and the director or immediate family member's current employer; the Company need not consider former employment of the director or immediate family member. Charitable organizations shall not be considered "companies" for purposes of this test, provided however that the Company shall disclose in its annual proxy statement any charitable contributions made by the Company to any charitable organization

in which a director serves as an executive officer if, within the preceding three years, contributions in any single fiscal year exceeded the greater of $1 million, or 2% of such charitable organization's consolidated gross revenues.

III. **Standards for Audit/Ethics Committee Members**

1. A director who is a member of the Audit/Ethics Committee other than in his or her capacity as a member of the Audit/Ethics Committee, the Board, or any other Board committee, may not accept directly or indirectly any consulting, advisory, or other compensatory fee from the Company or any subsidiary thereof, provided that, unless the rules of the NYSE provide otherwise, compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company (provided that such compensation is not contingent in any way on continued service).

Indirect acceptance of compensatory payments includes: (1) payments to spouses, minor children or stepchildren, or children or stepchildren sharing a household with the member; or (2) payments accepted by an entity in which such member is a partner, member, officer such as a managing director occupying a comparable position or executive officer, or occupies a similar position and which provides accounting, consulting, legal, investment banking or financial advisory services to the Company.

2. A director, who is a member of the Audit/Ethics Committee may not, other than in his or her capacity as a member of the Audit/Ethics Committee, the Board, or any other Board committee, be an affiliated person of the Company or any subsidiary thereof.

3. A member of the Audit/Ethics Committee may not simultaneously serve on the audit committees of more than two other public companies in addition to the Company.

IV. **Definitions**

An "immediate family member" includes a person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such person's household. When considering the application of the three-year period referred to in each of paragraphs II.1 through II.5 above, the Company need not consider individuals who are no longer immediate family members as a result of legal separation or divorce, or those who have died or become incapacitated.

The "Company" includes any subsidiary in a consolidated group with the Company.

AUDIT/ETHICS COMMITTEE FINANCIAL EXPERT QUALIFICATIONS

The Company believes that it is desirable that one or more members of the Audit/Ethics Committee possess such qualities and skills such that they qualify as an Audit Committee Financial Expert as defined by the Securities and Exchange Commission ("SEC").

1. The SEC rules define an Audit Committee Financial Expert as a director who has the following attributes:

   (a) An understanding of generally accepted accounting principles and financial statements;
   (b) The ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;
   (c) Experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant's financial statements, or experience actively supervising one or more persons engaged in such activities;
   (d) An understanding of internal controls and procedures for financial reporting; and
   (e) An understanding of audit committee functions.

2. Under SEC rules, a director must have acquired such attributes through any one or more of the following:

(a) Education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;
(b) Experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;
(c) Experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or
(d) Other relevant experience.

BAKER HUGHES INCORPORATED
POLICY AND SUBMISSION PROCEDURES FOR
STOCKHOLDER RECOMMENDED
DIRECTOR CANDIDATES
(As Amended October 23, 2008)

The Governance Committee of Baker Hughes Incorporated ("Company") has established a policy that it will consider director candidates recommended by stockholders. The Company's Board of Directors ("Board") or the Governance Committee will evaluate candidates properly proposed by stockholders in the same manner as all other candidates. Any such recommendations should be communicated to the Chairman, Governance Committee of the Board of Directors, P.O. Box 4740, Houston, Texas 77210-4740 or to the Corporate Secretary, c/o Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, Texas 77019-2118 and should be accompanied by the types of information as are required under the Company's Bylaws for stockholder nominees.

In summary, the Company's Bylaws provide in substance that:

1. Stockholder nominations shall be made pursuant to timely written notice ("a Nomination Notice"). To be timely, a Nomination Notice must be received by the Secretary not less than 120 days, nor more than 150 days, before the one-year anniversary of the date on which the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting of the stockholders.

2. The Nomination Notice shall set forth (a) all information relating to the nominee as required to be disclosed in solicitations of proxies for election of directors, or as otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934 or any successor regulation thereto (including such person's written consent to be named in the proxy statement as a nominee and to serve as a director if elected), (b) the nominee's independence, any voting commitments and/or other obligations such person will be bound by as a director, and any material relationships between such person and (1) the nominating stockholder, or (2) the beneficial owner, if any, on whose behalf the nomination is made (each nominating party and each beneficial owner, a "nominating party"), including compensation and financial transactions, (c) the nominating party's name and record address, (d) the class, series, and number of shares of the Company that are owned beneficially and of record, directly or indirectly, by each nominating party, (e) all other related ownership interests directly or indirectly owned beneficially by each nominating party, and (f) any interest of each nominating party in such nomination. At the request of the Board, any person nominated by the Board for election as a director shall furnish to the Corporate Secretary of the Company that information required to be set forth in a stockholder's Nomination Notice that pertains to the nominee.

The foregoing is a generalized summary and the specific requirements of the Bylaws shall control.

**BAKER HUGHES INCORPORATED
STOCKHOLDER COMMUNICATIONS
WITH THE
BOARD OF DIRECTORS
(As Amended October 23, 2008)**

In order to provide the stockholders and other interested parties of Baker Hughes Incorporated ("Company") with a direct and open line of communication to the Company's Board of Directors ("Board"), the following procedures have been established for communications to the Board.

Stockholders and other interested persons may communicate with any member of the Board, including the Company's Lead Director, the Chairman of any of the Company's Governance Committee, Audit/Ethics Committee, Compensation Committee, Finance Committee or with the independent non-management directors of the Company as a group, by sending such written communication to the following address:

Corporate Secretary
c/o Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019-2118

Stockholders desiring to make candidate recommendations for the Board may do so by submitting nominations to the Company's Governance Committee, in accordance with the Company's Bylaws and "Policy and Submission Procedures for Stockholder Recommended Director Candidates" addressed, as above, to the Corporate Secretary, or to:

Chairman, Governance Committee of the Board of Directors
P.O. Box 4740
Houston, TX 77210-4740

Any written communications received by the Corporate Secretary will be forwarded to the appropriate directors.

Exhibit F

BAKER HUGHES INCORPORATED
PROCEDURES FOR THE RECEIPT, RETENTION AND TREATMENT OF COMPLAINTS
(As Amended October 22, 2009)

Sarbanes-Oxley Act Section 301 Requirements

The Sarbanes-Oxley Act of 2002 ("SOX") Section 301 requires that each audit committee establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and confidential, anonymous submissions by employees of the Company of concerns regarding questionable accounting or auditing matters.

Guidelines for Reporting

Complaints or concerns regarding accounting, internal accounting controls or auditing matters may be submitted by employees and/or third parties to the Business Help Line or the Chief Compliance Officer ("CCO"). Concerns received by the Business Help Line, which accepts anonymous submissions, are forwarded to the CCO. All complaints received by the CCO are reviewed and validated and a list of all such items will be provided to the Chairman of the Audit/Ethics Committee. The CCO has an affirmative duty to report all issues for which the CCO has credible evidence of a material or potential violation of any applicable securities laws, fiduciary duty, or similar violation to the Audit/Ethics Committee ("AEC") in a timely manner. The CCO may bring any issue to the attention of the AEC if, in the CCO's opinion, it is necessary and appropriate to inform the AEC.

When the CCO brings an issue to the AEC, the AEC and the CCO will collaboratively discuss the issue and agree to a course of action which may include an internal investigation involving one or more of the CCO, Corporate Security, Human Resources department, Operations, Internal Audit and outside counsel.

The CCO will maintain appropriate records for all issues presented to the AEC and provide updates. The CCO will retain issue related documentation in accordance with the Company's record retention policy.

In the event that a complaint is received concerning the CCO, the complaint will be sent directly to the Chairman of the AEC. The Chairman of the AEC will decide the appropriate course of action.

Third party reporting procedures are posted on the Company's internet website in the Investor Relations-Compliance Section. The reporting protocol for employees is posted on the intranet within the Interchange-Legal Compliance site. In addition to the websites, the Company has a Business Help Line brochure.

No employee shall suffer retaliation in any form for reporting, in good faith, suspected violations of the Business Code of Conduct.

BAKER HUGHES INCORPORATED

CHARTER OF THE AUDIT/ETHICS COMMITTEE OF THE BOARD OF DIRECTORS (as amended and restated October 24, 2012)

The Board of Directors of Baker Hughes Incorporated (the "Company") has heretofore constituted and established an Audit/Ethics Committee (the "Committee") with authority, responsibility and specific duties as described in this Charter. It is intended that this Charter and the composition of the Committee comply with the rules of the New York Stock Exchange (the "NYSE"). This document replaces and supersedes in its entirety the previous Charter of the Committee adopted by the Board of Directors of the Company.

PURPOSE

The Committee's purpose is to assist the Board of Directors with oversight of: (i) the integrity of the Company's financial statements and financial reporting system, (ii) the Company's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications, independence and performance and (iv) the performance of the Company's internal audit function. The Committee shall also prepare the report of the Committee to be included in the Company's annual proxy statement, carry out the duties and responsibilities set forth in this Charter and conduct an annual self-evaluation.

COMPOSITION

The Committee and Chairman of the Committee shall be elected annually by the Board of Directors and are subject to removal pursuant to the terms of the Company's Bylaws. The Committee shall be comprised of not less than three non-employee Directors who are (i) independent (as defined by Section 10A(m)(3) of the Securities Exchange Act of 1934 and the rules and regulations thereunder and the NYSE) and (ii) financially literate (as interpreted by the Board of Directors in its business judgment). Such Committee members may not simultaneously serve on the audit committee of more than three public companies. At least one member of the Committee shall be an "audit committee financial expert," as defined by the Securities and Exchange Commission ("SEC"). The audit committee financial expert must have: (i) an understanding of GAAP and financial statements; (ii) experience in the (a) preparation, auditing, analyzing or evaluating of financial statements of generally comparable issuers or supervising one or more persons engaged in such activities and (b) applying GAAP principles in connection with the accounting for estimates, accruals and reserves; (iii) an understanding of internal control over financial reporting; and (iv) an understanding of audit committee functions. The Committee may, if appropriate, delegate its authority to subcommittees.

If a member of the Committee ceases to be independent for reasons outside the member's reasonable control, his or her membership on the committee may, if so permitted under then applicable NYSE rules, continue until the earlier of the Company's next annual meeting of stockholders or one year from the occurrence of the event that caused the failure to qualify as independent.

PRINCIPAL RESPONSIBILITIES

The principal responsibilities of the Committee are: (i) to provide assistance to the Board of Directors in fulfilling its responsibility in matters relating to the accounting and reporting practices of the Company, the adequacy of the Company's internal controls over financial reporting and disclosure controls and procedures, and the quality and integrity of the financial statements of the Company; and (ii) to oversee the Company's compliance programs. The independent auditor is ultimately accountable to the Board of Directors and the Committee, as representatives of the Company's stockholders, and shall report directly to the Committee. The Committee has the ultimate authority and direct responsibility to select, appoint, evaluate, compensate and oversee the work, and, if necessary, terminate and replace the independent auditor (subject, if applicable, to stockholder ratification). The Committee shall have authority to conduct or authorize investigations into any matters within its scope of responsibilities.

The Committee shall have the authority to engage independent counsel and other advisors, as the Committee deems necessary to carry out its duties. The Committee shall have the sole authority to approve the fees paid to any independent advisor retained by the Committee, and the Company shall provide funding for such payments. In addition, the Company must provide funding for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee shall review the composition, expertise and availability of the Committee members on an annual basis. The Committee shall also perform a self-evaluation of the Committee and its activities on an annual basis.

The Committee shall meet in executive session at each regularly scheduled meeting, including separate, private meetings with the independent registered public accounting firm, corporate auditors, general counsel and compliance officer. The Committee shall also meet in executive session with such other employees as it deems necessary and appropriate.

This Charter is intended to be flexible so that the Committee is able to meet changing conditions. The Committee is authorized to take such further actions as are consistent with the following described responsibilities and to perform such other actions as applicable law, the NYSE, the Company's charter documents and/or the Board of Directors may require. To that end, the Committee shall review and reassess the adequacy of this Charter annually. Any proposed changes shall be put before the Board of Directors for its approval.

With regard to its audit responsibilities, the Committee shall:

- Receive and review reports from the independent registered public accounting firm pursuant to the Sarbanes-Oxley Act of 2002 ("SOX") and Section 10(A)(k) of the Exchange Act regarding: (i) all critical accounting policies and practices being used; (ii) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, and the treatment preferred by the independent registered public accounting firm; and (iii) other material written communications between the independent auditor and management, such as any management letter or schedule of unrecorded audit adjustments.

- On an annual basis, receive and review formal written reports from the independent registered public accounting firm regarding the auditors' independence required by the Public Company Accounting Oversight Board ("PCAOB") Ethics and Independence Rule 3526 "Communication with Audit Committees Concerning Independence.", giving consideration to the range of audit and non-audit services performed by them and all their relationships with the Company, as well as a report describing the (i) independent registered public accounting firm's internal quality-control procedures; (ii) any material issues raised by the most recent internal quality-control review or peer review, of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities; within the preceding five years with respect to one or more independent audits carried out by the auditors; and (iii) any steps taken to deal with such issues. Conduct an active discussion with the independent registered public accounting firm with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditors. Select the independent registered public accounting firm to be employed or discharged by the Company. Review and evaluate competence of partners and managers of the independent registered public accounting firm who lead the audit. As required by law, ensure the rotation of the lead audit partner having primary responsibility for the Company's audit and the audit partner responsible for reviewing the audit. Consider whether there should be a rotation of the independent registered public accounting firm. The Committee shall establish hiring policies for the Company of employees or former employees of the independent registered public accounting firm in accordance with the NYSE rules, SOX and as specified by the SEC and review and discuss with management and the independent registered public accounting firm any proposals for hiring any key member of the independent registered public accounting firm's team.

- Prior to commencement of the annual audit, review with management, the corporate auditors and the independent registered public accounting firm the proposed scope of the audit plan and fees, including the areas of business to be examined, the personnel to be assigned to the audit, the procedures to be followed, special areas to be investigated, as well as the program for integration of the independent and internal audit efforts.

- Review policies and procedures for the engagement of the independent registered public accounting firm to provide audit and non-audit services, giving due consideration to whether the independent auditor's performance of non-audit services is compatible with the auditor's independence and review and pre-approve all audit and non-audit fees for such services, subject to the de minimus exception under SOX. With the exception of the annual audit, the Committee may delegate to a member of the Committee the authority to pre-approve all audit and non-audit services with any such decision presented to the full Committee at the next scheduled meeting.

- Review with management and the independent registered public accounting firm the accounting and reporting policies and procedures that may be viewed as critical accounting estimates, any improvements, questions of choice and material changes in accounting policies and procedures, including interim accounting, as well as significant accounting, auditing and SEC pronouncements.

- Review with management and the independent registered public accounting firm any financial reporting and disclosure issues, including material correcting adjustments and off-balance sheet financings and relationships, if any. Discuss significant judgment matters made in connection with the preparation of the Company's financial statements and ascertain that any significant disagreements among them have been satisfactorily resolved. Ascertain that no restrictions were placed by management on implementation of the independent or corporate auditors' examinations. Regularly scheduled executive sessions will be held for this purpose.

- Review with management, the corporate auditors and the independent registered public accounting firm the results of (i) the annual audit prior to release of the audited financial statements in the Company's annual report on Form 10-K filed with the SEC, including a review of the MD&A section; and (ii) the quarterly financial statements prior to release in the Company's quarterly report on Form 10-Q filed with the SEC, including a review of the MD&A section. Have management review the Company's financial results with the Board of Directors.

- Review and discuss with management and the independent registered public accounting firm management's report on internal control prior to the filing of the Company's annual report on Form 10-K.

- Establish guidelines with respect to earnings releases and financial information and earnings guidance provided to analysts and rating agencies. The Committee may request a prior review of any annual or quarterly earnings release or earnings guidance and delegate to the Chairman of the Committee the authority to review any such earnings releases and guidance.

- Review with the Board of Directors any issues that arise with respect to the quality or integrity of the Company's financial statements and financial reporting system, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent registered public accounting firm or the performance of the internal audit function.

- Review guidelines and policies on enterprise risk management including risk assessment and risk management related to the Company's major financial and related information technology risk exposures and the steps management has taken to monitor and control such exposures.

- Annually prepare an audit committee report for inclusion in the Company's proxy statement stating that the Committee has (i) reviewed and discussed the audited financial statements with management; (ii) discussed with the independent registered public accounting firm the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; (iii) received a formal written report from the independent registered public accounting firm concerning the auditors' independence required by the PCAOB's Ethics and Independence Rule 3526, "Communication with Audit Committees Concerning Independence" and has discussed with the independent accountant the independent accountant's independence; and (iv) based upon the review and discussion of the audited financial statements with both management and the independent registered public accounting firm, the Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the last fiscal year for filing with the SEC.

- Cause the Charter to be included periodically in the proxy statement as required by applicable rules.

- Review actions taken by management on the independent registered public accounting firm and corporate auditors' recommendations relating to organization, internal controls and operations.

- Meet separately and periodically with management, the corporate auditors and the independent registered public accounting firm to review the responsibilities, budget and staffing of the Company's internal audit function, the effectiveness of the Company's internal controls, including computerized information systems controls, and security. Review the Company's annual internal audit plan, staffing and budget, and receive regular reports on their activities, including significant findings and management's actions. Review annually the audit of the travel and entertainment expenses of the Company's senior management. Review annually the audit of the travel expenses of the members of the Company's Board of Directors. At least every three years the Committee reviews the Corporate Audit Department Charter. At least every five years the Committee reviews the report received from a qualified, independent audit firm regarding its quality assurance review of the Company's internal audit function.

- Review membership of the Company's "Disclosure Control and Internal Control Committee" ("DCIC"), the DCIC's scheduled activities and the DCIC's quarterly report. Review on an annual basis the DCIC Charter.

- Receive reports from the CEO and CFO on any material weaknesses and significant deficiencies in the design or operation of certain internal controls over financial reporting and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

- Review reports, media coverage and similar public information provided to analysts and rating agencies, as the Committee deems appropriate.

- Establish formal procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, (ii) the confidential, anonymous submissions by Company employees of concerns regarding questionable accounting or auditing matters, and (iii) the protection of reporting employees from retaliation.

- Annually review with the independent registered public accounting firm any audit problems or difficulties and management's response. The Committee must regularly review with the independent auditor any difficulties the auditor encountered in the course of the audit work, including any restrictions on the scope of the independent registered public accounting firm' activities or on access to requested information, and any significant disagreements with management. Among the items the Committee may want to review with the auditors are: any accounting adjustments that were noted or proposed by the auditor but were "passed" (as immaterial or otherwise); any communications between the audit team and the audit firm's national office respecting auditing or accounting issues presented by the engagement; and any "management" or "internal control" letter issued, or proposed to be issued, by the audit firm to the Company.

With regard to its compliance responsibilities, the Committee shall:

- Review policies and procedures that the Company has implemented regarding compliance with applicable federal, state and local laws and regulations, including the Company's Business Code of Conduct and its Foreign Corrupt Practices Act policies. Monitor the effectiveness of these policies and procedures for compliance with the U.S. Federal Sentencing Guidelines, as amended, and institute any changes or revisions to such policies and procedures may be deemed, warranted or necessary.

- Review in conjunction with counsel (i) any legal matters that could have significant impact on the organization's financial statements; (ii) correspondence and material inquiries received from regulators or governmental agencies; and (iii) all matters relating to the ethics of the Company and its subsidiaries.

- Coordinate the Company's compliance with inquiries from any government officials concerning legal compliance in the areas covered by the Business Code of Conduct and the Foreign Corrupt Practices Act policy.

- Review the Company's compliance with its environmental policy on an annual basis.

- Respond to such other duties as may be assigned to the Committee, from time to time, by the Board of Directors.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits; those are the responsibilities of the independent registered public accounting firm. Further, it is not the Committee's responsibility to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles; those are the responsibilities of management. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations or with Company policies.

MEETINGS

The Committee will meet at least five times per year as determined by the Board of Directors. Special meetings may be called, as needed, by the Chairman of the Board of Directors or the Chairman of the Committee. The Committee may create subcommittees who shall report to the Committee. The Committee may ask employees, the independent registered public accounting firm, corporate auditors or others whose advice and counsel the Committee deems relevant to attend meetings and provide information to the Committee. The Committee will be available to the independent registered public accounting firm and the corporate auditors of the Company. All meetings of the Committee will be held pursuant to the Bylaws of the Company and written minutes of each meeting will be duly filed in the Company records. Reports of meetings of the Committee shall be made to the Board of Directors at its next regularly scheduled meeting following the Committee meeting accompanied by any recommendations to the Board of Directors approved by the Committee.

BAKER HUGHES INCORPORATED EMPLOYEE STOCK PURCHASE PLAN

(Amendment And Restatement Effective January 1, 2012)

WHEREAS, Baker Hughes Incorporated, a Delaware corporation (the "Company") previously established the Baker Hughes Incorporated Employee Stock Purchase Plan (the "Plan") to provide employees of the Company and employees of related corporations designated by the Company with an opportunity to purchase common stock of the Company through offerings of options at a discount so as to further incent them to work for the continued success of the Company and its related corporations;

WHEREAS, the Plan has, from time to time, been amended; and

WHEREAS, the Company desires to further amend the Plan as a result of Final Department of Treasury Regulations issued by the Department of Treasury under section 423 of the Internal Revenue Code of 1986, as amended;

NOW THEREFORE, the Plan is hereby amended as follows with no interruption in time, effective as of January 1, 2012 with respect to offering periods under the Plan commencing on or after January 1, 2012, except as otherwise indicated herein:

TABLE OF CONTENTS

ARTICLE I
PURPOSE, SHARE COMMITMENT AND INTENT

1.1 **Purpose**. The purpose of the Plan is to provide Employees of the Company and its Related Corporations that are selected by the Company to participate in the Plan an opportunity to purchase shares of Stock through periodic offerings of options to purchase shares of Stock at a discount and thus develop a stronger incentive to work for the continued success of the Company and its Related Corporations.

1.2 **Share Commitment**. The aggregate number of shares of Stock authorized to be sold pursuant to Options granted under the Plan is 22,500,000, subject to adjustment as provided in Section 4.7. In computing the number of shares of Stock available for grant, any shares of Stock relating to Options which are granted, but which subsequently lapse, are cancelled or are otherwise not exercised by the final date for exercise, shall be available for future grants of Options.

1.3 **Intent**. It is the intention of the Company to have the Plan qualify as an "employee stock purchase plan" under section 423 of the Code. Therefore, the provisions of the Plan are to be construed in a manner that is consistent with the requirements of section 423 of the Code.

ARTICLE II

DEFINITIONS

The words and phrases defined in this Article shall have the meaning set out in these definitions throughout the Plan, unless the context in which any word or phrase appears reasonably requires a broader, narrower, or different meaning.

2.1 **"Account"** means the bookkeeping account maintained by the Administrative Committee that reflects the amount of payroll deductions credited on behalf of a Participant under the Plan.

2.2 **"Administrative Committee"** means the committee appointed by the Compensation Committee to administer the Plan.

2.3 "**Authorized Leave of Absence**" means a bona fide leave of absence from service with the Company or a Related Corporation if the period of the leave does not exceed 90 calendar days, or, if longer, so long as the individual's right to reemployment with the Company or a Related Corporation is guaranteed either by statute or contract.

2.4 "**Base Compensation**" means regular straight-time earnings or base salary, excluding payments for overtime, shift differentials, incentive compensation, bonuses, and other special payments, fees, allowances or extraordinary compensation.

2.5 "**Beneficiary**" means the person who is entitled to receive amounts under the Plan upon the death of a Participant as determined under Section 11.14.

2.6 "**Board**" means the board of directors of the Company.

2.7 "**Code**" means the United States Internal Revenue Code of 1986, as amended from time to time.

2.8 "**Company**" means Baker Hughes Incorporated, a Delaware corporation.

2.9 **"Compensation Committee"** means the Compensation Committee of the Board.

2.10 **"Corporation"** has the meaning prescribed by section 7701(a)(3) of the Code and Department of Treasury Regulation section 301.7701-2(b). For example, the term Corporation includes a foreign corporation (as defined in section 7701(a)(5) of the Code and a limited liability company that is treated as a corporation for all United States Federal income tax purposes.

2.11 "**Employee**" means any person who is a common-law employee of a Participating Corporation.

2.12 **"Employer Corporation"** means a Corporation that is, at the time the Option is granted, the employer of the Employee.

2.13 **"Exercise Date"** means the last Trading Day of each Offering Period, which is the day that all Options that eligible Employees have elected to exercise are to be exercised.

2.14 **"Fair Market Value"** of one share of Stock means the last reported sale price for a share of Stock on the principal exchange on which the Stock is traded on the last trading day immediately prior to the day for which the Fair Market Value is being determined as reported by *The Wall Street Journal*.

2.15 **"Five Percent Owner"** means an owner of five percent or more of the total combined voting power of all classes of stock of the Employer Corporation or of any Related Corporation. An individual is considered to own any stock that is owned directly or indirectly by or for his brothers and sisters (whether by whole or half-blood), spouse, ancestors and lineal descendants. For purposes of determining whether an Employee is a Five Percent Owner, an Employee is considered to own stock that the Employee may purchase under outstanding options (including incentive stock options, nonqualified stock options, options granted under the Plan or any other stock options). Further, for purposes of determining whether an Employee is a Five Percent Owner, the rules of section 424 of the Code (relating to attribution of stock ownership) shall apply. Accordingly, for purposes of determining whether an Employee is a Five Percent Owner, (i) the Employee is considered as owning the stock owned, directly or indirectly, by or for the Employee's brothers or sisters (whether by the whole or half blood), spouse, ancestors and lineal descendants and (ii) stock owned, directly or indirectly, by or for a corporation, partnership, estate or trust is considered as being owned proportionately by or for its shareholders, partners, or beneficiaries. The determination of the percentage of the total combined voting power of all classes of stock of the Company or any Related Corporation that is owned by an individual is made by comparing the voting power or value of the shares owned (or treated as owned) by the individual to the aggregate voting power of all shares actually issued and outstanding immediately after the grant of the Option to the individual. The aggregate voting power or value of all shares actually issued and outstanding immediately after the grant of the Option does not include the voting power or value of treasury shares or shares authorized for issue under outstanding options held by the individual or any other person.

2.16 **"Grant Date"** means the first day of each Offering Period, which is the day all eligible Employees are granted an Option under the Plan.

2.17 **"Highly Compensated Employee"** has the meaning specified in section 414(q) of the Code.

2.18 **"Offering"** means a given offering of Options under a Plan.

2.19 **"Offering Period"** means, with respect to a given Offering, the period beginning on the Grant Date and ending on the Exercise Date. The Offering Periods shall begin and end at such times as are specified by the Administrative Committee. Unless and until the Administrative Committee specifies different Offering Periods in writing, there shall be two Offering Periods during a calendar year, the first of which commences on January 1 and ends on June 30 and the second on which begins on July 1 and ends on December 31. In no event shall an Offering Period exceed 27 months.

2.20 **"Option"** means an option granted under the Plan to purchase shares of Stock at the Option Price on the Exercise Date.

2.21 **"Option Price"** means the price per share of Stock to be paid by each Participant Stock upon exercise of an Option, which, subject to the following sentence, shall be 85 percent of the lesser of (a) the Fair Market Value of a share of Stock on the Grant Date or (b) the Fair Market Value of a share of Stock on the Exercise Date. Prior to the commencement of an Offering Period, the Board, the Compensation Committee or the Administrative Committee may, in lieu of the Option Price specified in the preceding sentence, establish in writing an Option Price for an Offering that is greater than the amount specified in the preceding sentence. The Option Price may be stated as either a percentage or as a dollar amount. The Option Price shall be subject to adjustment under Section 4.7. Unless the Board, the Compensation Committee or the Administrative Committee establishes in writing a different Option Price that will apply with respect to a given Offering Period, the Option Price shall be an amount that is equal to the lesser of 85 percent of the lesser of (a) the Fair Market Value of a share of Stock on the Grant Date or (b) the Fair Market Value of a share of Stock on the Exercise Date. The Administrative Committee has no authority to establish an Option Price than is lower than the amount specified in the preceding sentence unless such lower Option Price is approved by the Board or the Compensation Committee in advance of the applicable Offering Period.

2.22 **"Parent Corporation"** means any Corporation (other than the Employer Corporation) in an unbroken chain of Corporations ending with the Employer Corporation if, at the time of the granting of the Option, each of the Corporations other than the Employer Corporation owns stock possessing 50 percent or more of the total combined voting power of all classes of stock in one of the other Corporations in such chain.

2.23 **"Participant"** means a person who is eligible to be granted an Option under the Plan for the applicable Offering.

2.24 **"Participating Corporation"** means the Company and/or any of its Related Corporations that is selected for participation in the applicable Offering pursuant to Article IX.

2.25 **"Plan"** means the Baker Hughes Incorporated Employee Stock Purchase Plan, as set out in this document and as it may be amended from time to time.

2.26 **"Qualified Employee Stock Purchase Plan"** means a stock purchase plan to the extent that section 423 of the Code applies to the plan.

2.27 **"Related Corporation"** means a Corporation that is either a Parent Corporation or a Subsidiary Corporation with respect to the Company on the Grant Date of an Option.

2.28 **"Stock"** means the common stock of the Company, $.01 par value per share, or, in the event that the outstanding shares of common stock are later changed into or exchanged for a different class of shares or securities of the Company or another corporation, that other share or security. Shares of Stock, when issued, may be represented by a certificate or by book or electronic entry.

2.29 **"Subsidiary Corporation"** means any Corporation (other than the Employer Corporation) in an unbroken chain of Corporations beginning with the Employer Corporation if, at the time of the granting of the Option, each of the Corporations other than the last Corporation in the unbroken chain owns stock possessing 50 percent or more of the total combined voting power of all classes of stock in one of the other Corporations in the chain.

2.30 **"Trading Day"** means a day on which the principal securities exchange on which the shares of Stock are listed is open for trading.

ARTICLE III

ELIGIBILITY

3.1 **General Requirements.** Subject to Section 3.3, each Employee of each Participating Corporation who is not excluded from participation pursuant to Section 3.2 is eligible to participate in a given Offering if the individual is in the employ of a Participating Corporation on the Grant Date. For purposes of this Section 3.1, the existence of the employment relationship between an individual and a Participating Corporation will be determined under Department of Treasury Regulation section 1.421-1(h). Participation in the Plan by any Employee is voluntary.

3.2 **Exclusions From Participation.** Subject to Section 3.3, under each Offering Options will be granted to all Employees of all Participating Corporations, except that one or more of the following categories of Employees may be excluded from coverage under an Offering:

(a) ***Persons Employed Less Than Two Years.*** Employees who have been employed less than two years (or a lesser period of time) as of the Grant Date may be excluded from an Offering, provided that the exclusion is applied in an identical manner to all Employees of every Participating Corporation whose Employees are granted Options under the Offering.

(b) ***Persons Customarily Employed Less Than 20 Hours Per Week.*** Employees whose customary employment is less than 20 hours per week (or a lesser number of hours per week as may be specified in writing by the Administrative Committee) as of the Grant Date may be excluded from an Offering, provided that the exclusion is applied in an identical manner to all Employees of every Participating Corporation whose Employees are granted Options under the Offering.

(c) ***Persons Customarily Employed for Not More Than Five Months During a Calendar Year.*** Employees whose customary employment is for not more than five months in any calendar year as of the Grant Date (or a lesser number of months as may be specified in writing by the Administrative Committee) may be excluded from an Offering, provided that the exclusion is applied in an identical manner to all Employees of every Participating Corporation whose Employees are granted Options under the Offering.

(d) ***Persons Who Are Highly Compensated Employees.*** Employees who are Highly Compensated Employees as of the Grant Date may be excluded from an Offering. Alternatively, Employees who are Highly Compensated Employees with compensation above a certain level as of the Grant Date may ***be*** excluded from an Offering. Alternatively, Employees who are both Highly Compensated Employees and officers or subject to the disclosure requirements of section 16(a) of the Securities Exchange Act of 1934 as of the Grant Date may be excluded from an Offering. Any exclusion relating to Highly Compensated Employees must be applied in an identical manner to all Highly Compensated Employees of all Participating Corporations.

(e) ***Certain Residents of Foreign Jurisdictions.*** Employees who are residents of a foreign jurisdiction (without regard to whether they are also citizens of the United States or resident aliens within the meaning of section 7701(b)(1)(A) of the Code) may be excluded from an Offering if (1) the grant of an Option under the Offering to a citizen or resident of the foreign jurisdiction is prohibited under the laws of such jurisdiction or (2) compliance with the laws of the foreign jurisdiction would cause the Offering to violate the requirements of section 423 of the Code.

(f) ***Default Exclusions From Participation.*** Unless the Administrative Committee specifies in writing different exclusions are applicable with respect to a given Offering, the following persons shall be excluded from participation in an Offering: (1) Employees whose customary employment is 20 hours or less per week and (2) Employees who are residents of a foreign jurisdiction (without regard to whether they are also citizens of the United States or resident aliens within the meaning of section 7701(b)(1)(A) of the Code) if (a) the grant of an Option under the Offering to a citizen or resident of the foreign jurisdiction is prohibited under the laws of such jurisdiction or (b) compliance with the laws of the foreign jurisdiction would cause the Offering to violate the requirements of section 423 of the Code.

(g) ***Use of Exclusions Other Than Default Exclusions From Participation.*** If the Administrative Committee determines to apply exclusions from participation with respect to a given Offering that are different than the default exclusions specified in paragraph (f) of this Section 3.2, such ***exclusions*** shall be specified in writing. Any such exclusions from participation shall be consistent with the provisions of this Section 3.2.

3.3 **Limitations Upon Participation by Certain Stockholders**. No Employee shall be granted an Option to the extent that the Option would cause the Employee to be a Five Percent Owner immediately after the grant. Accordingly, an Employee who is a Five Percent Owner immediately prior to the Date of Grant for an Offering shall not be granted an Option for such Offering. An Employee who would become a Five Percent Owner immediately after the grant of an Option only as a result of the grant of the Option shall be granted an Option to purchase no more than the number of whole shares of Stock as would not cause him to become a Five Percent Owner.

ARTICLE IV

OPTIONS

4.1 **Terms of an Offering.** The terms of an Offering shall be established by the Administrative Committee. The terms shall be set forth in writing and communicated to eligible Employees prior to the Grant Date for the Offering. The terms of an Offering shall include (1) a designation of the Participating Corporations, (2) the identification of any exclusions from participation applicable to the Offering (which exclusions must be permitted under Section 3.2), (3) the Option Period, and (4) the Option Price. Offerings may be consecutive and overlapping, and the terms of each Offering need not be identical provided that the terms of the Plan and the Offering together satisfy the requirements of this Section 4.1 and Department of Treasury Regulations issued under section 423 of the Code.

4.2 **Grant of Option**. Effective as of the Grant Date of each Offering, the Company shall grant an Option to each Participant which shall be exercisable on the Exercise Date through funds accumulated by the Participant through payroll deductions made during the Offering Period. Each Option grant is subject to the availability of a sufficient number of shares of Common Stock reserved for purchase under the Plan. In the event there is an insufficient number of shares reserved for purchase under the Plan, the number of shares purchased shall be adjusted as provided in Section 4.8.

4.3 **Maximum Number of Shares Subject to Option.** An Option granted to an Employee for any Offering shall be for that number of whole shares of Stock equal to the least of the number of whole shares of Stock that may be purchased during the Offering Period (1) at the Option Price with the amount credited to the Participant's Account on the Exercise Date, (2) under limitations established by the Administrative Committee or the Compensation Committee pursuant to Section 4.4, (3) under the limitation set forth in Section 4.5 or (4) without causing the Employee to become a Five Percent Owner. The number of shares of Stock that may be purchased under an Option shall be subject to adjustment under Sections 4.7 and 4.8.

4.4 **Formula or Specific Share Limitation Established by the Company.** The Administrative Committee shall establish and announce to Participants prior to an Offering a maximum number of shares of Stock that may be purchased by a Participant during the Offering Period. The Administrative Committee or the Compensation Committee may specify that the maximum amount of Stock that a Participant may purchase under an Offering is determined on the basis of a uniform relationship to the total compensation or the basic or regular rate of compensation, of all Employees. Notwithstanding any other provision of the Plan, unless the Administrative Committee, with the advance approval of the Compensation Committee, determines otherwise with respect to an Offering the maximum number of shares of Common Stock that that a Participant shall be permitted to purchase during an Option Period is the lesser of (1) 2,500 shares or (2) the number of shares of Common Stock that may be purchased with $5,000 at a per share price of 85% of the Fair Market Value of a share of Common Stock (determined as of the Date of Grant).

4.5 **Annual $25,000 Limitation.** No Employee will be permitted to purchase shares of Stock under all Qualified Employee Stock Purchase Plans of the Employer Corporation and its Related Corporations at a rate which exceeds $25,000 in Fair Market Value of the shares of Stock (determined at the time the Option is granted) for each calendar year in which any option granted to the Employee is outstanding at any time. This limitation shall be applied taking into account the rules set forth in Department of Treasury Regulation section 1.423-2(i) (or a successor regulation). Accordingly, in applying the limitation set forth in this Section 4.5, (1) the right to purchase stock under an option accrues when the option (or any portion thereof) first becomes exercisable during the calendar year, (2) the right to purchase stock under an option accrues at the rate provided in the option, but in no case may such rate exceed $25,000 of fair market value of such stock (determined at the time such option is granted) for any one calendar year and (3) a right to purchase stock that has accrued under one option granted pursuant to the plan may not be carried over to any other option.

4.6 **Equal Rights and Privileges.** All Employees who are granted Options under an Offering must have equal rights and privileges within the meaning of section 423 of the Code and Department of Treasury Regulation section 1.423-2(f). An Offering will not fail to satisfy the requirements of this Section 4.6 if, in order to comply with the laws of a foreign jurisdiction, the terms of an Option granted under the Offering to citizens or residents of such foreign jurisdiction (without regard to whether they are also citizens of the United States or resident aliens within the meaning of section 7701(b)(1)(A) of the Code) are less favorable than the terms of Options granted under the Offering to Employees who are resident in the United States.

4.7 **Adjustments of Options.** In the event of any stock dividend, split-up, recapitalization, merger, consolidation, combination or exchange of shares, or the like, as a result of which shares shall be issued in respect of the outstanding shares of Stock, or the shares of Stock shall be changed into the same or a different number of the same or another class of stock, the total number of shares of Stock authorized to be committed to the Plan, the number of shares of Stock subject to each outstanding Option, the Option Price applicable to each Option, and/or the consideration to be received upon exercise of each Option shall be appropriately adjusted by the Administrative Committee or the Compensation Committee. In addition, the Compensation Committee shall, in its sole discretion, have authority to provide for (a) the acceleration of the Exercise Date of outstanding Options or (b) the conversion of outstanding Options into cash or other property to be received in certain of the transactions specified in this paragraph above upon the completion of the transaction.

4.8 **Insufficient Number of Shares.** If the number of shares of Common Stock reserved for purchase for any Option Period is insufficient to cover the number of shares which Participants elect to purchase during such Option Period, then the number of shares of Common Stock which each Participant has a right to purchase on the Exercise Date shall be reduced to the number of shares of Common Stock which the Administrative Committee shall determine by multiplying the number of shares of Common Stock reserved under the Plan for such Option Period by a fraction, the numerator of which shall be the number of shares of Common Stock which the Participant elected to purchase during the Option Period and the denominator of which shall be the total number of shares of Common Stock which all Participants elected to purchase during such Option Period.

ARTICLE V

PAYROLL DEDUCTIONS

5.1 **Authorization of Payroll Deductions**. For an Employee to participate during a given Offering Period, he must elect to participate in the Offering by authorizing deductions from his Base Compensation prior to the beginning of the Offering Period in accordance with procedures established by the Administrative Committee or the Compensation Committee. Unless the Participant changes the rate of the Participant's payroll deductions, the Participant's payroll deductions shall continue through the last pay date prior to the Exercise Date. A Participant may not make additional payments to the Participant's Account. An Employee who does not authorize payroll deductions from his Base Compensation with respect to a given Offering shall be deemed to have elected to not participate in the Offering.

5.2 **Payroll Deductions Continuing**. A Participant's payroll deduction authorization may remain in effect for all ensuing Offering Periods until changed by the Participant in accordance with procedures established by the Administrative Committee or the Compensation Committee.

5.3 **Right to Stop Payroll Deductions**. Except for a complete cessation of participation pursuant to Section 6.1, a Participant shall have no right to discontinue the Participant's payroll deduction authorization.

5.4 **Accounting for Funds**. As of each payroll deduction period, the Participating Corporation shall cause to be credited to the Participant's Account in a ledger established for that purpose the funds withheld from and attributable to the Participant's cash compensation for that period. No interest shall be credited to the Participant's Account at any time. The obligation of the Participating Corporation to the Participant for this Account shall be a general corporate obligation and shall not be funded through a trust nor secured by any assets which would cause the Participant to be other than a general creditor of the Participating Corporation.

5.5 **Participating Corporation's Use of Funds**. All payroll deductions received or held by a Participating Corporation may be used by the Participating Corporation for any corporate purpose, and the Participating Corporation shall not be obligated to segregate such payroll deductions.

5.6 **Return of Funds**. Except as specified herein, as soon as administratively practicable after the expiration of an Offering Period, payroll deductions that are not used to purchase Stock during such Offering Period will be refunded to the Participants without interest.

ARTICLE VI

IN SERVICE WITHDRAWAL; TERMINATION OF EMPLOYMENT

6.1 **In Service Withdrawal**. A Participant may, at any time on or before 30 calendar days prior to the Exercise Date, or such other date as shall be selected by the Administrative Committee or the Compensation Committee from time to time, elect to withdraw all of the funds then credited to the Participant's Account by giving notice in accordance with the rules established by the Administrative Committee or the Compensation Committee. The amount elected to be withdrawn by the Participant shall be paid to the Participant as soon as administratively feasible. Any election by a Participant to withdraw the Participant's cash balance under the Plan terminates the Participant's right to exercise the Participant's Option on the Exercise Date and the Participant's entitlement to elect any further payroll deductions for the then-current Offering Period. If the Participant wishes to participate in any future Offering Period, he must file a new payroll deduction election within the time frame required by the Administrative Committee or the Compensation Committee for participation for that Offering Period.

6.2 **Termination of Employment Prior to the Exercise Date**. If a Participant's employment with the Company and all Related Corporations is terminated for any reason prior to the Exercise Date, the Option granted to the Participant for that Offering Period shall lapse. If a Participant is on an Authorized Leave of Absence, for purposes of the Plan, the Participant's employment with the Company and all Related Corporations shall be deemed to be terminated on the later of the 91st day of such leave or the date through which the Participant's employment is guaranteed either by statute or contract. The Participant's funds then credited to the Participant's Account shall be returned to the Participant as soon as administratively feasible.

6.3 **Termination of Employment Due to Death**. If a Participant's employment with the Company and all Related Corporations is terminated due to death, the Participant's Beneficiary shall be refunded all of the funds then credited to the Participant's Account as of the date of the Participant's death.

ARTICLE VII

EXERCISE OF OPTION

7.1 **Purchase of Shares of Stock.** Subject to the provisions of the Plan, on the Exercise Date of the applicable Offering Period for an Offering, each Participant's Account shall be used to purchase the maximum number of whole shares of Stock that can be purchased at the Option Price for that Offering. If in any Offering the total number of shares of Stock to be purchased by all Participants exceeds the number of shares of Stock committed to the Plan, then each Participant shall be entitled to purchase only the Participant's pro rata portion of the shares of Stock remaining available under the Plan based on the balances in each Participant's Account as of the Exercise Date. After the purchase of all shares of Stock available on the Exercise Date, all Options granted for the Offering to the extent not used are terminated because no Option shall remain exercisable after the Exercise Date.

7.2 **Accounting for Shares of Stock**. After the Exercise Date of each Offering, a report shall be given to each Participant stating the amount of the Participant's Account, the number of shares of Stock purchased and the Option Price.

7.3 **Issuance of Shares of Stock**. The Administrative Committee may determine in its discretion the manner of delivery of the shares of Stock purchased under the Plan, which may be by electronic account entry into new or existing accounts, delivery of shares of Stock certificates or any other means as the Administrative Committee, in its discretion, deems appropriate. The Administrative Committee may, in its discretion, hold the shares of Stock certificate for any shares of Stock or cause it to be legended in order to comply with the securities laws of the applicable jurisdiction, or should the shares of Stock be represented by book or electronic account entry rather than a certificate, the Administrative Committee may take such steps to restrict transfer of the shares of Stock as the Administrative Committee considers necessary or advisable to comply with applicable law.

ARTICLE VIII

ADMINISTRATION

8.1 **Powers**. The Administrative Committee has the responsibility for the general administration of the Plan, and has all powers necessary to accomplish that purpose, including but not limited to the following rights, powers, and authorities:

(a) to make rules for administering the Plan so long as they are not inconsistent with the terms of the Plan;

(b) to construe all provisions of the Plan;

(c) to correct any defect, supply any omission, or reconcile any inconsistency which may appear in the Plan;

(d) to select, employ, and compensate at any time any consultants, accountants, attorneys, and other agents the Administrative Committee believes necessary or advisable for the proper administration of the Plan;

(e) to determine all questions relating to eligibility, Fair Market Value, Option Price and all other matters relating to benefits or Participants' entitlement to benefits;

(f) to determine all controversies relating to the administration of the Plan, including but not limited to any differences of opinion arising between a Participating Corporation and a Participant, and any questions it believes advisable for the proper administration of the Plan; and

(g) to delegate any clerical or recordation duties of the Administrative Committee as the Administrative Committee believes is advisable to properly administer the Plan.

8.2 **Quorum and Majority Action**. A majority of the Administrative Committee constitutes a quorum for the transaction of business. The vote of a majority of the members present at any meeting shall decide any question brought before that meeting. In addition, the Administrative Committee may decide any question by a vote, taken without a meeting, of a majority of its members via telephone, computer, fax or any other media of communication.

8.3 **Standard of Judicial Review of Committee Actions**. The Administrative Committee has full and absolute discretion in the exercise of each and every aspect of its authority under the Plan. Notwithstanding anything to the contrary, any action taken, or ruling or decision made by the Administrative Committee in the exercise of any of its powers and authorities under the Plan shall be final and conclusive as to all parties other than the Company, including without limitation all Participants and their beneficiaries, regardless of whether the Administrative Committee or one or more of its members may have an actual or potential conflict of interest with respect to the subject matter of the action, ruling, or decision. No final action, ruling, or decision of the Administrative Committee shall be subject to de novo review in any judicial proceeding; and no final action, ruling, or decision of the Administrative Committee may be set aside unless it is held to have been arbitrary and capricious by a final judgment of a court having jurisdiction with respect to the issue.

ARTICLE IX

PARTICIPATION IN PLAN BY OTHER RELATED CORPORATIONS

9.1 **Participation Procedure**. The Company, acting through the Compensation Committee or the Administrative Committee, shall designate the Related Corporations of the Company that may participate in a given Offering. A Related Corporation that is selected to participate in an Offering shall provide the Company all information required by the Company in order to administer the Plan.

9.2 **No Joint Venture Implied**. Neither the participation in the Plan or an Offering by a Related Corporation nor any act performed by it in relation to the Plan shall create a joint venture or partnership relation between it and the Company or any other Related Corporation.

ARTICLE X

TERMINATION AND AMENDMENT OF THE PLAN

10.1 **Termination.** The Company may, by action of the Board or the Compensation Committee, terminate the Plan at any time and for any reason. The Plan shall automatically terminate upon the purchase by Participants of all shares of Stock committed to the Plan, unless the number of shares of Stock committed to the Plan is increased by the Compensation Committee or the Board and approved by the shareholders of the Company. Upon termination of the Plan, as soon as administratively feasible there shall be refunded to each Participant the remaining funds in the Participant's Account. The termination of the Plan shall not affect the current Options already outstanding under the Plan to the extent there are shares of Stock committed, unless the Participants agree otherwise.

10.2 **Amendment.** The Board or the Compensation Committee has the right to modify, alter or amend the Plan at any time and from time to time to any extent that it deems advisable, including, without limiting the generality of the foregoing, any amendment to the Plan deemed necessary to ensure compliance with section 423 of the Code. The Board or the Compensation Committee may suspend the operation of the Plan for any period as it may deem advisable. However, no amendment or suspension shall operate to reduce any amounts previously allocated to a Participant's Account, reduce a Participant's rights with respect to shares of Stock previously purchased and held on the Participant's behalf under the Plan or adversely affect the current Option a Participant already has outstanding under the Plan without the Participant's agreement. Any amendment changing the aggregate number of shares of Stock to be committed to the Plan and any other change for which stockholder approval is required under regulations issued by the Department of Treasury must be approved by the stockholders of the Company in order to be effective.

ARTICLE XI

MISCELLANEOUS

11.1 **Plan Not An Employment Contract.** The adoption and maintenance of the Plan is not a contract between any Participating Corporation and its Employees which gives any Employee the right to be retained in its employment. Likewise, it is not intended to interfere with the rights of any Participating Corporation to discharge any Employee at any time or to interfere with the Employee's right to terminate the Employee's employment at any time.

11.2 **Options Are Not Transferable.** No Option granted a Participant under the Plan is transferable by the Participant other than by will or the laws of descent and distribution, and must be exercisable, during the Participant's lifetime, only by the Participant. In the event any Participant attempts to violate the terms of this Section 11.2, any Option held by the Participant shall be terminated by the Company and, upon return to the Participant of the remaining funds in the Participant's Account, all of the Participant's rights under the Plan will terminate.

11.3 **Voting of Shares of Stock.** Shares of Stock held under the Plan for the account of each Participant shall be voted by the holder of record of those shares of Stock in accordance with the Participant's instructions.

11.4 **No Rights of Shareholder.** No eligible Employee or Participant shall by reason of participation in the Plan have any rights of a shareholder of the Company until he acquires shares of Stock as provided in the Plan.

11.5 **Governmental Regulations.** The obligation to sell or deliver the shares of Stock under the Plan is subject to the approval of all governmental authorities required in connection with the authorization, purchase, issuance or sale of the shares of Stock.

11.6 **Notices.** All notices and other communication in connection with the Plan shall be in the form specified by the Administrative Committee and shall be deemed to have been duly given when sent to the Participant at the Participant's last known address or to the Participant's designated personal representative or beneficiary, or to the Participating Corporation or its designated representative, as the case may be.

11.7 **Indemnification.** In addition to all other rights of indemnification as they may have as directors or as members of the Administrative Committee, the Compensation Committee, the members of the Administrative Committee and the Compensation Committee shall be indemnified by the Company against the reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Option granted under the Plan, and against all amounts paid in settlement (provided the settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any action, suit or proceeding, except in relation to matters as to which it is adjudged in the action, suit or proceeding, that the Administrative Committee or Compensation Committee member is liable for gross negligence or willful misconduct in the performance of his duties. Notwithstanding any other provision of this Agreement, to the extent that any payment made pursuant to this Section 11.7 is not exempt from section 409A of the Code and Department of Treasury regulations issued thereunder (a "*409A Payment*") the following provisions of this Section 11.7 shall apply with respect to such 409A Payment. The Company shall make a 409A Payment due under this Section 11.7 by the last day of the taxable year of the Administrative Committee or Compensation Committee member following the taxable year in which the applicable legal fees and expenses were incurred. The legal fees or expenses that are subject to reimbursement pursuant to this Section 11.7 shall not be limited as a result of when the fees or expenses are incurred. The amounts of legal fees or expenses that are eligible for reimbursement pursuant to this Section 11.7 during a given taxable year of the Administrative Committee or Compensation Committee member shall not affect the amount of expenses eligible for reimbursement in any other taxable year. The right to reimbursement pursuant to this Section 11.7 is not subject to liquidation or exchange for another benefit.

11.8 **Tax Withholding.** At the time a Participant's Option is granted or exercised or at the time a Participant disposes of some or all of the shares of Stock purchased under the Plan, the Participant must make adequate provision for the Participating Corporation's federal, state, foreign or other tax withholding obligations, if any, which arise upon the grant or exercise of the Option or the disposition of the shares of Stock. At any time, the Participating Corporation may, but shall not be obligated to, withhold from the Participant's compensation the amount necessary for the Participating Corporation to meet applicable withholding obligations.

11.9 **Gender and Number.** If the context requires it, words of one gender when used in the Plan shall include the other genders, and words used in the singular or plural shall include the other.

11.10 **Data Privacy.** By participating in the Plan, each Participant agrees to the collection, processing, use and transfer of personal information by the Participating Corporation that employs the Participant, the Company, the Administrative Committee and the Compensation Committee in order to administer the Plan.

11.11 **Notice of Disposition.** By becoming a Participant in the Plan, each Participant agrees to promptly give the Plan Recordkeeper notice of any shares of Common Stock disposed of within the later of (a) one year from the Exercise Date and (b) two years from the Date of Grant with respect to such Stock, and the notice shall include the number of shares of Common Stock disposed of and the Exercise Date and the Date of Grant for the Common Stock.

11.12 **Dispositions in Compliance with Securities Laws**. By becoming a Participant in the Plan, each Participant agrees that any dispositions of shares of Common Stock by such Participant shall be in compliance with the provisions of federal, state and foreign securities laws, including the provisions of Section 16(b) of the Exchange Act.

11.13 **Plan Not an Employment Contract**. The adoption and maintenance of the Plan is not a contract between the Employers and their respective employees that gives any employee the right to be retained in its employment. Likewise, it is not intended to interfere with the rights of any Employer to terminate an Employee's employment at any time with or without notice and with or without cause or to interfere with an Employee's right to terminate his employment at any time.

11.14 **Beneficiary(ies)**. At the time of the Participant's or former Participant's death, (a) any cash in the Plan or (b) any cash and shares of Common Stock in the Account shall be distributed to such Participant's or former Participant's (1) executor or administrator or (2) his heirs at law, if there is no administration of such Participant's or former Participant's estate. The Participant's or former Participant's executor or administrator or heirs at law, if there is no administration of such Participant's or former Participant's estate, shall be such Participant's or former Participant's Beneficiaries. Before any distribution is made, the Administrative Committee may require appropriate written documentation of (a) the appointment of the personal representative of the Participant's estate or (b) heirship.

11.15 **Severability**. Each provision of this Agreement may be severed. If any provision is determined to be invalid or unenforceable, that determination shall not affect the validity or enforceability of any other provision.

11.16 **Binding Effect**. This Agreement shall be binding upon any successor of the Company.

11.17 **Limitation on Liability**. Under no circumstances shall the Company incur liability for any indirect, incidental, consequential or special damages (including lost profits) of any form incurred by any person, whether or not foreseeable and regardless of the form of the act in which such a claim may be brought, with respect to this Plan or the Company's role as Plan sponsor.

11.18 **Arbitration**. Any controversy arising out of or relating to the Plan, including without limitation, any and all disputes, claims (whether in tort, contract, statutory or otherwise) or disagreements concerning the interpretation or application of the provisions of the Plan, Employer's employment of Participant and the termination of that employment, shall be resolved by arbitration in accordance with the Employee Benefit Plan Claims Arbitration Rules of the American Arbitration Association (the "*AAA*") then in effect. Within ten (10) business days of the initiation of an arbitration hereunder, the Company and the Participant will each separately designate an arbitrator, and within twenty (20) business days of selection, the appointed arbitrators will appoint a neutral arbitrator from the AAA National Panel of Employee Benefit Plan Claims Arbitrators. The arbitrators shall issue their written decision (including a statement of finding of facts) within thirty (30) calendar days from the date of the close of the arbitration hearing. The decision of the arbitrators selected hereunder will be final and binding on both parties. This arbitration provision is expressly made pursuant to and shall be governed by the Federal Arbitration Act, 9 U.S.C. Sections 1-16 (or replacement or successor statute). Pursuant to Section 9 of the Federal Arbitration Act, the Company and any Participant agrees that any judgment of the United States District Court for the District in which the headquarters of the Company is located at the time of initiation of an arbitration hereunder shall be entered upon the award made pursuant to the arbitration. Nothing in this Section 11.18 shall be construed, in any way, to limit the scope and effect of Article VIII. In any arbitration proceeding full effect shall be given to the rights, powers, and authorities of the Plan Administrator under Article VIII.

11.19 **Governing Law**. All provisions of the Plan shall be construed in accordance with the laws of State of Texas, except to the extent preempted by federal law and except to the extent that the conflicts of law provisions of the State of Texas would require the application of the relevant law of another jurisdiction, in which event the relevant law of the State of Texas will nonetheless apply, with venue for litigation being in Houston, Texas.

AMENDMENT TO
BAKER HUGHES INCORPORATED
EMPLOYEE STOCK PURCHASE PLAN

THIS AGREEMENT by Baker Hughes Incorporated (the "*Company*"),

WITNESSETH:

WHEREAS, the Board of Directors of Baker Hughes Incorporated (the "*Board of Directors*") previously adopted the Baker Hughes Incorporated Employee Stock Purchase Plan (the "*Plan*");

WHEREAS, Section 10.2 of the Plan provides in part that the Board of Directors may at any time amend the Plan;

WHEREAS, the Board of Directors has determined that the Plan should be amended to increase by 8,000,000 the number of Shares that may be issued under the Plan from 22,500,000 Shares to 30,500,000 Shares; and

WHEREAS, the Board of Directors desires to make certain technical revisions to the Plan;

NOW, THEREFORE, the Board of Directors agrees that the Plan is amended as set forth below:

1. Effective as of the date on which the following amendment is approved by the stockholders of the Company, Section 1.2 of the Plan is completely amended to provide as follows:

1.2 **Share Commitment**. Subject to adjustment as provided in Section 4.7, the number of Shares hereby reserved for issuance under the Plan is 30,500,000. In computing the number of shares of Stock available for grant, any shares of Stock relating to Options which are granted, but which subsequently lapse, are cancelled or are otherwise not exercised by the final date for exercise, shall be available for future grants of Options.

2. Effective as of the date hereof, Section 2.28 of the Plan is completely amended to provide as follows:

2.28 "**Stock**" means the common stock of the Company, $1.00 par value per share, or, in the event that the outstanding shares of common stock are later changed into or exchanged for a different class of shares or securities of the Company or another corporation, that other share or security. Shares of Stock, when issued, may be represented by a certificate or by book or electronic entry.

3. Effective as of the date hereof, Section 4.4 of the Plan is completely amended to provide as follows:

4.4 **Formula or Specific Share Limitation Established by the Company.** The Administrative Committee shall establish and announce to Participants prior to an Offering a maximum number of shares of Stock that may be purchased by a Participant during the Offering Period. The Administrative Committee or the Compensation Committee may specify that the maximum amount of Stock that a Participant may purchase under an Offering is determined on the basis of a uniform relationship to the total compensation or the basic or regular rate of compensation, of all Employees. Notwithstanding any other provision of the Plan, unless the Administrative Committee, with the advance approval of the Compensation Committee, determines otherwise with respect to an Offering the maximum number of shares of Common Stock that that a Participant shall be permitted to purchase during an Option Period is 250 shares.

4. Effective as of the date hereof, Section 5.1 of the Plan is completely amended to provide as follows:

5.1 **Authorization of Payroll Deductions.** For an Employee to participate during a given Offering Period, he must elect to participate in the Offering by authorizing deductions from his Base Compensation prior to the beginning of the Offering Period in accordance with procedures established by the Administrative Committee or the Compensation Committee. A Participant may not make additional payments to the

Participant's Account. An Employee who does not authorize payroll deductions from his Base Compensation with respect to a given Offering shall be deemed to have elected to not participate in the Offering.

5. Effective as of the date hereof, the first sentence of Section 7.1 of the Plan is hereby amended to provide as follows:

7.1 **Purchase of Shares of Stock.** Subject to the provisions of the Plan, on the Exercise Date of the applicable Offering Period for an Offering, each Participant's Account shall be used to purchase the maximum number of whole and partial shares of Stock that can be purchased at the Option Price for that Offering.

Adopted by the Board of Directors
on October 25, 2012



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9397

Baker Hughes Incorporated
(Exact name of registrant as specified in its charter)

Delaware	**76-0207995**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2929 Allen Parkway, Suite 2100, Houston, Texas	**77019-2118**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(713) 439-8600**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $1 Par Value per Share	New York Stock Exchange
	SWX Swiss Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES [X] NO [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES [ ] NO [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [X]	Accelerated filer [ ]	Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES [ ] NO [X]

The aggregate market value of the voting and non-voting common stock held by non-affiliates as of the last business day of the registrant's most recently completed second fiscal quarter (based on the closing price on June 30, 2012 reported by the New York Stock Exchange) was approximately $17,960,459,000.

As of February 4, 2013, the registrant has outstanding 441,808,100 shares of common stock, $1 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Registrant's Definitive Proxy Statement for the 2013 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

Baker Hughes Incorporated

INDEX

PART I

ITEM 1. BUSINESS

Baker Hughes Incorporated is a Delaware corporation engaged in the oilfield services industry. As used herein, "Baker Hughes," "Company," "we," "our" and "us" may refer to Baker Hughes Incorporated and/or its subsidiaries. The use of these terms is not intended to connote any particular corporate status or relationships.

AVAILABILITY OF INFORMATION FOR STOCKHOLDERS

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are made available free of charge on our Internet website at www.bakerhughes.com as soon as reasonably practicable after these reports have been electronically filed with, or furnished to, the Securities and Exchange Commission (the "SEC"). Information contained on or connected to our website is not incorporated by reference into this annual report on Form 10-K and should not be considered part of this report or any other filing we make with the SEC.

We have adopted a Business Code of Conduct to provide guidance to our directors, officers and employees on matters of business conduct and ethics, including compliance standards and procedures. We have also required our principal executive officer, principal financial officer and principal accounting officer to sign a Code of Ethical Conduct Certification.

Our Business Code of Conduct and Code of Ethical Conduct Certifications are available on the Investor Relations section of our website at www.bakerhughes.com. We will disclose on a current report on Form 8-K or on our website information about any amendment or waiver of these codes for our executive officers and directors. Waiver information disclosed on our website will remain on the website for at least 12 months after the initial disclosure of a waiver. Our Corporate Governance Guidelines and the charters of our Audit/Ethics Committee, Compensation Committee, Executive Committee, Finance Committee and Governance Committee are also available on the Investor Relations section of our website at www.bakerhughes.com. In addition, a copy of our Business Code of Conduct, Code of Ethical Conduct Certifications, Corporate Governance Guidelines and the charters of the committees referenced above are available in print at no cost to any stockholder who requests them by writing or telephoning us at the following address or telephone number:

Baker Hughes Incorporated
2929 Allen Parkway, Suite 2100
Houston, TX 77019-2118
Attention: Investor Relations
Telephone: (713) 439-8600

ABOUT BAKER HUGHES

Baker Hughes is a leading supplier of oilfield services, products, technology and systems to the worldwide oil and natural gas industry. We also provide industrial products and services to the downstream refining, and process and pipeline industries. Baker Hughes was formed as a corporation in April 1987 in connection with the combination of Baker International Corporation and Hughes Tool Company. We may conduct our operations through subsidiaries, affiliates, ventures and alliances. We operate in more than 80 countries around the world and our corporate headquarters is in Houston, Texas. As of December 31, 2012, we had approximately 58,800 employees, of which approximately 58% work outside the United States ("U.S.").

Our global oilfield operations are organized into a number of geomarket organizations, which are combined into eight geographic regions, each with its own president who in turn reports to one of two hemisphere presidents. In addition, certain support operations are organized at the enterprise level and include the product line marketing and technology, supply chain, and information technology organizations, which comprise the Global Products and Services group.

Through the geographic organization, we have placed our management close to our customers, facilitating stronger customer relationships and allowing us to react quickly to local market conditions and customer needs. The geographic organization supports our oilfield operations and is responsible for sales, field operations and well site execution. Western Hemisphere operations consist of three regions - Canada, headquartered in Calgary, Alberta; and U.S. and Latin America regions, both headquartered in Houston, Texas. Eastern Hemisphere operations consist of five regions - Europe, headquartered in London, England; Africa, headquartered in Paris, France; Russia Caspian, headquartered in Moscow, Russia; Middle East, headquartered in Dubai, United Arab Emirates; and Asia Pacific, headquartered in Kuala Lumpur, Malaysia.

Within the Global Products and Services group, the product line marketing and technology organization is responsible for product development, technology, marketing and delivery of innovative and reliable solutions for our customers to advance their reservoir performance. This enterprise organization facilitates cross-product line technology development, sales processes and integrated operations capabilities. The supply chain organization is responsible for development of cost-effective procurement and manufacturing of our products and services. The supply chain organization also focuses on product reliability and quality, process efficiency and increased tool utilization.

We report financial results for five segments. Four of these segments represent our oilfield operations and their geographic organization as detailed below:

- North America (U.S. and Canada)
- Latin America
- Europe/Africa/Russia Caspian
- Middle East/Asia Pacific

In addition to the above, our Industrial Services and Other segment includes our downstream refining, and process and pipeline services businesses.

Further information about our segments is set forth in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 9 of the Notes to Consolidated Financial Statements in Item 8 herein.

PRODUCTS AND SERVICES

Oilfield Operations

We offer a full suite of products and services to our customers around the world. Our oilfield products and services fall into one of two groups, Drilling and Evaluation or Completion and Production. This classification is based on the two major phases of constructing an oil and/or natural gas well and how our products and services are utilized for each phase.

- **The Drilling and Evaluation group** consists of the following products and services:
    - **Drill Bits** - includes Tricone™, PDC or "diamond", and Kymera™ hybrid drill bits used for performance drilling, hole enlargement and coring.
    - **Drilling Services** - includes conventional and rotary steerable systems used to drill wells directionally and horizontally; measurement-while-drilling and logging-while-drilling systems used to perform reservoir navigation services; drilling optimization services; tools for coil tubing drilling and wellbore re-entry systems; coring drilling systems; and surface logging.
    - **Wireline Services** - includes tools for both open hole and cased hole well logging used to gather data to perform petrophysical and geophysical analysis; reservoir evaluation coring; casing perforation; fluid characterization; production logging; well integrity testing; pipe recovery; and seismic and microseismic services.
    - **Drilling and Completion Fluids** - includes emulsion and water-based drilling fluids systems; reservoir drill-in fluids; and fluids environmental services.

- **The Completion and Production group** consists of the following products and services:

  - **Completion Systems** - includes products and services used to control the flow of hydrocarbons within a wellbore including sand control systems; liner hangers; wellbore isolation; expandable tubulars; multilaterals; safety systems; packers and flow control; and tubing conveyed perforating.
  - **Wellbore Intervention** - includes products and services used in existing wellbores to improve their performance including thru-tubing fishing; thru-tubing inflatables; conventional fishing; casing exit systems; production injection packers; remedial and stimulation tools; and wellbore cleanup.
  - **Intelligent Production Systems** - includes products and services used to monitor and dynamically control the production from individual wells or fields including production decisions services; chemical injection services; well monitoring services; intelligent well systems; and artificial lift monitoring.
  - **Artificial Lift** - includes electric submersible pump systems; progressing cavity pump systems; gas lift systems; and surface horizontal pumping systems used to lift large volumes of oil and water when a reservoir is no longer able to flow on its own.
  - **Upstream Chemicals** - includes chemicals and chemical application systems to provide flow assurance, integrity management and production management for upstream hydrocarbon production.
  - **Pressure Pumping** - includes cementing, stimulation, including hydraulic fracturing, and coil tubing services used in the completion of new oil and natural gas wells and in remedial work on existing wells, both onshore and offshore. Hydraulic fracturing is the practice of pumping fluid through a wellbore at pressures and rates sufficient to crack rock in the target formation, extend the cracks, and leave behind a propping agent to keep the cracks open after pumping ceases. The purpose of the cracks is to provide a pathway that allows for the passage of hydrocarbons from the rock to the wellbore, thus improving the production of hydrocarbons to the surface.

Additional information regarding our oilfield products and services can be found on the Company's website at www.bakerhughes.com. Our website also includes details of our hydraulic fracturing operations, including the chemical content of our fluids systems, our support of the Chemical Disclosure Registry at www.fracfocus.org, and information on our SmartCare™ qualified systems and products, which are intended to maximize performance while minimizing our impact on the community and environment.

Industrial Services and Other

Industrial Services and Other consists primarily of our downstream refining, and process and pipeline services businesses. Downstream refining services provides products and services that help to increase refinery production, as well as improve plant safety and equipment reliability. Process and pipeline services works to improve efficiency and reduce downtime with inspection, pre-commissioning and commissioning of new and existing pipeline systems and process plants.

MARKETING, CONTRACTING AND COMPETITION

We market our products and services within our geomarkets on a product line basis primarily through our own sales organizations. We ordinarily provide technical and advisory services to assist in our customers' use of our products and services. Stock points and service centers for our products and services are located in areas of drilling and production activity throughout the world.

Our customers include the large integrated major and super-major oil and natural gas companies, U.S. and international independent oil and natural gas companies, and the national or state-owned oil companies. No single customer accounts for more than 10% of our business. While we may have contracts with customers that include multiple well projects and that may extend over a period of time ranging from two to four years, our services and products are generally provided on a well-by-well basis. Most contracts cover our pricing of the products and services, but do not necessarily establish an obligation to use our products and services.

Our primary competitors include the major diversified oilfield service companies such as Schlumberger, Halliburton and Weatherford International, where the breadth of service capabilities as well as competitive position of each product line are the keys to differentiation in the market. We also compete with other companies who may participate in only a few product lines, for example, National Oilwell Varco, Ecolab, Newpark Resources, and FTS International.

Our products and services are sold in highly competitive markets, and revenue and earnings can be affected by changes in commodity prices, fluctuations in the level of drilling, workover and completion activity in major markets, general economic conditions, foreign currency exchange fluctuations and governmental regulations. We believe that the principal competitive factors in our industries are product and service quality, availability and reliability, health, safety and environmental standards, technical proficiency and price.

We strive to negotiate the terms of our customer contracts consistent with what we consider to be best practices. The general industry practice is for oilfield service providers, like us, to be responsible for their own products and services and for our customers to retain liability for drilling and related operations. Consistent with this practice, we generally take responsibility for our own people and property while our customers, such as the operator of a well, take responsibility for their own people, property and all liabilities related to the well and subsurface operations, regardless of either party's negligence. In general, any material limitations on indemnifications to us from our customers in support of this allocation of responsibility arise only by applicable statutes. Certain states such as Texas, Louisiana, Wyoming, and New Mexico have enacted oil and natural gas specific statutes that void any indemnity agreement that attempts to relieve a party from liability resulting from its own negligence ("anti-indemnity statutes"). These statutes can void the allocation of liability agreed to in a contract; however, both the Texas and Louisiana anti-indemnity statutes include important exclusions. The Louisiana statute does not apply to property damage, and the Texas statute allows mutual indemnity agreements that are supported by insurance and has exclusions, which include, among other things, loss or liability for property damage that results from pollution and the cost of control of a wild well.

Because both Baker Hughes and our customers generally prefer to contract on the basis as we mutually agree, we negotiate with our customers in the U.S. to include a choice of law provision adopting the law of a state that does not have an anti-indemnity statute. When this does not occur, we will generally use Texas law. With the exclusions contained in the Texas anti-indemnity statute, we are usually able to structure the contract such that the limitation on the indemnification obligations of the customer is limited and should not have a material impact on the terms of the contract.

State law, laws or public policy in countries outside the U.S., or the negotiated terms of our agreement with the customer may also limit the customer's indemnity obligations in the event of the gross negligence or willful misconduct of a Company employee. The Company and the customer may also agree to other limitations on the customer's indemnity obligations in the contract.

The Company maintains a commercial general liability insurance policy program that covers against certain operating hazards, including product liability claims and personal injury claims, as well as certain limited environmental pollution claims for damage to a third party or its property arising out of contact with pollution for which the Company is liable, but clean up and well control costs are not covered by such program. All of the insurance policies purchased by the Company are subject to self-insured retention amounts for which we are responsible for payment, specific terms, conditions, limitations and exclusions. There can be no assurance that the nature and amount of Company insurance will be sufficient to fully indemnify us against liabilities related to our business.

RESEARCH AND DEVELOPMENT AND PATENTS

Our products and technology organization engages in research and development activities directed primarily toward the improvement of existing products and services, the design of specialized products to meet specific customer needs and the development of new products, processes and services. We have technology centers located in the U.S. (Claremore, Oklahoma; and several in Houston, Texas and surrounding areas), Germany (Celle), Brazil (Rio de Janeiro), Russia (Novosibirsk), and Saudi Arabia (Dhahran). For information regarding the amounts of research and development expense in each of the three years in the period ended December 31, 2012, see Note 1 of the Notes to Consolidated Financial Statements in Item 8 herein.

We have followed a policy of seeking patent and trademark protection in numerous countries and regions throughout the world for products and methods that appear to have commercial significance. We believe our patents and trademarks are adequate for the conduct of our business, and aggressively pursue protection of our patents against patent infringement worldwide. No single patent or trademark is considered to be critical to our business.

SEASONALITY

Our operations can be affected by seasonal weather, which can temporarily affect the delivery and performance of our products and services, as well as customers' budgetary cycles. The widespread geographic locations of our operations and the timing and location of seasonal events serve to reduce the impact to us of any individual event. Examples of seasonal events which can impact our business include:

- The severity and duration of both the summer and the winter in North America can have a significant impact on natural gas storage levels and drilling activity for natural gas.
- In Canada, the timing and duration of the spring thaw directly affects activity levels, which reach seasonal lows during the second quarter and build through the third and fourth quarters to a seasonal high in the first quarter.
- Hurricanes and typhoons can disrupt coastal and offshore drilling and production operations.
- Severe weather during the winter months normally results in reduced activity levels in the North Sea and Russia generally in the first quarter.
- Scheduled repair and maintenance of offshore facilities in the North Sea can reduce activity in the second and third quarters.
- Many of our international oilfield customers increase orders for certain products and services in the fourth quarter.
- Our Industrial and Other segment typically experiences lower sales during the first and fourth quarters of the year due to the Northern Hemisphere winter.

RAW MATERIALS

We purchase various raw materials and component parts for use in manufacturing our products and delivering our services. The principal materials we purchase include, but are not limited to, steel alloys (including chromium and nickel), titanium, barite, beryllium, copper, lead, tungsten carbide, synthetic and natural diamonds, gels, sand and other proppants, printed circuit boards and other electronic components and hydrocarbon-based chemical feed stocks. These materials are generally available from multiple sources and may be subject to price volatility. While we generally do not experience significant shortages of these materials, we have from time to time experienced temporary shortages of particular raw materials. In addition, we normally do not carry inventories of such materials in excess of those reasonably required to meet our production schedules. We do not expect significant interruptions in the supply of raw materials, but there can be no assurance that there will be no price or supply issues over the long term.

EMPLOYEES

As of December 31, 2012, we had approximately 58,800 employees, of which the majority are outside the U.S. Less than 10% of these employees are represented under collective bargaining agreements or similar-type labor arrangements. Based upon the geographic diversification of these employees, we believe any risk of loss from employee strikes or other collective actions would not be material to the conduct of our operations taken as a whole.

EXECUTIVE OFFICERS OF BAKER HUGHES INCORPORATED

The following table shows, as of February 13, 2013, the name of each of our executive officers, together with his or her age and all offices presently held.

Name	Age	
Martin S. Craighead	53	Chief Executive Officer since January 2012 and President since 2010. Director of the Company since 2011. Chief Operating Officer from 2010 to 2012. Senior Vice President from 2009 to 2010. Group President of Drilling and Evaluation since 2007 and Vice President of the Company from 2005 until 2009. President of INTEQ from 2005 to 2007. President of Baker Atlas from February 2005 to August 2005. Vice President of Worldwide Operations for Baker Atlas from 2003 to 2005 and Vice President, Marketing and Business Development for Baker Atlas from 2001 to 2003; Region Manager for Baker Atlas in Latin America and Asia and Region Manager for E&P Solutions from 1995 to 2001. Employed by the Company in 1986. Mr. Craighead will become Chairman of the Board on April 25, 2013, in addition to his current role as President and Chief Executive Officer.
Peter A. Ragauss	55	Senior Vice President and Chief Financial Officer of the Company since 2006. Segment Controller of Refining and Marketing for BP plc from 2003 to 2006. Mr. Ragauss joined BP plc in 1998 as Assistant to the Group Chief Executive until 2000 when he became Chief Executive Officer of Air BP. Vice President of Finance and Portfolio Management for Amoco Energy International immediately prior to its merger with BP in 1998. Vice President of Finance for El Paso Energy International from 1996 to 1998 and Vice President of Corporate Development for Tenneco Energy in 1996. Employed by the Company in 2006.
Chad C. Deaton	60	Executive Chairman of the Board of the Company since January 2012 and Chairman of the Board from 2004 to January 2012. Chief Executive Officer of the Company from 2004 to 2012 and President of the Company from 2008 to 2010. President and Chief Executive Officer of Hanover Compressor Company from 2002 to 2004. Senior Advisor to Schlumberger Oilfield Services from 1999 to 2001 and Executive Vice President of Schlumberger from 1998 to 1999. Employed by the Company in 2004. Mr. Deaton has announced he will retire on April 25, 2013.
Russell J. Cancilla	61	Vice President and Chief Security Officer, Health, Safety, Environment and Security of the Company since 2009. Chief Security Officer from June 2006 to January 2009. Vice President and Chief Security Officer of Innovene from 2005 to 2006; Vice President, Resources & Capabilities for HSSE for BP from 2003 to 2005 and Vice President, Real Estate and Management Services for BP from 1998 to 2003. Employed by the Company in 2006.
Belgacem Chariag	50	Vice President of the Company and President Eastern Hemisphere Operations since 2009. Vice President/Director HSE of Schlumberger Limited from May 2008 to May 2009. President of Well Services, a Schlumberger product line, from 2006 to 2008. Vice President Strategic Marketing Oilfield Services for Europe, Africa and CIS of Schlumberger from 2004 to 2006. Various other positions at Schlumberger from 1989 to 2008. Employed by the Company in 2009.
Didier Charreton	49	Vice President, Human Resources of the Company since 2007. Group Human Resources Director of Coats Plc, a global company engaged in the sewing thread and needlecrafts industry, from 2002 to 2007. Business Development of ID Applications for Gemplus S.A., a global company in the Smart Card industry, from 2000 to 2001. Various human resources positions at Schlumberger from 1989 to 2000. Employed by the Company in 2007.

Alan R. Crain	61	Senior Vice President and General Counsel of the Company since 2007. Vice President and General Counsel from 2000 to 2007. Executive Vice President, General Counsel and Secretary of Crown, Cork & Seal Company, Inc. from 1999 to 2000. Vice President and General Counsel from 1996 to 1999, and Assistant General Counsel from 1988 to 1996, of Union Texas Petroleum Holdings, Inc. Employed by the Company in 2000.
Archana Deskus	47	Vice President and Chief Information Officer of the Company since 2013. Vice President and Chief Information Officer for Ingersoll-Rand from 2011 to 2012. Senior Vice President and Chief Information Officer for Timex Group from 2007 to 2011 and Vice President and Chief Information Officer for Carrier North America from 2003 to 2006. Employed by the Company in 2013.
Alan J. Keifer	58	Vice President and Controller of the Company since 1999. Western Hemisphere Controller of Baker Oil Tools from 1997 to 1999 and Director of Corporate Audit for the Company from 1990 to 1996. Employed by the Company in 1990.
Jay G. Martin	61	Vice President, Chief Compliance Officer and Senior Deputy General Counsel of the Company since 2004. Shareholder at Winstead Sechrest & Minick P.C. from 2001 to 2004. Partner, Phelps Dunbar from 2000 to 2001 and Partner, Andrews & Kurth from 1996 to 2000. Employed by the Company in 2004.
Derek Mathieson	42	Vice President of the Company since December 2008 and President Western Hemisphere Operations since January 2012. President, Products and Technology from May 2009 to January 2012. Chief Technology and Marketing Officer of the Company from December 2008 to May 2009. Chief Executive Officer of WellDynamics, Inc. from May 2007 to November 2008. Vice President Business Development, Technology and Marketing of WellDynamics, Inc. from April 2006 to May 2007; Technology Director and Chief Technology Officer from January 2004 to April 2006; Research and Development Manager from August 2002 to January 2004 and Reliability Assurance Engineer from April 2001 to August 2002 of WellDynamics, Inc. Well Engineer, Shell U.K. Exploration and Production 1997 to 2001. Employed by the Company in 2008.
John A. O'Donnell	64	Vice President, Office of the CEO since January 2012. Vice President of the Company since 1998 and President Western Hemisphere Operations from May 2009 to January 2012. President of BJ Services LLC from 2009 to 2010. President of Baker Petrolite Corporation from 2005 to May 2009. President of Baker Hughes Drilling Fluids from 2004 to 2005. Vice President, Business Process Development of the Company from 1998 to 2002; Vice President, Manufacturing, of Baker Oil Tools from 1990 to 1998 and Plant Manager of Hughes Tool Company from 1988 to 1990. Employed by the Company in 1975.
Mario Ruscev	56	Vice President and Chief Technology Officer of the Company since August 2012. Chief Executive Officer of Geotech Seismic Services from January 2012 to August 2012 and Chief Executive Officer of FormFactor from 2008 to 2010. Various positions at Schlumberger for 20 years. Employed by the Company in 2012.
Arthur L. Soucy	50	Vice President of the Company since April 2009 and President Global Products and Services since January 2012. Vice President Supply Chain of the Company from April 2009 to January 2012. Vice President, Global Supply Chain for Pratt and Whitney from 2007 to 2009. Sloan Fellows Program, Innovation and Global Leadership at Massachusetts Institute of Technology from 2006 to 2007. General Manager, Combustors, Augmenters and Nozzles of Pratt and Whitney from 2005 to 2006. Various managerial positions at Pratt and Whitney from 1995 to 2006. Employed by the Company in 2009.

There are no family relationships among our executive officers.

ENVIRONMENTAL MATTERS

We are committed to the health and safety of people, protection of the environment and compliance with laws, regulations and our policies. Our past and present operations include activities that are subject to domestic (including U.S. federal, state and local) and international regulations with regard to air and water quality and other environmental matters. We believe we are in substantial compliance with these regulations. Regulation in this area continues to evolve, and changes in standards of enforcement of existing regulations, as well as the enactment and enforcement of new legislation, may require us and our customers to modify, supplement or replace equipment or facilities or to change or discontinue present methods of operation. Our environmental compliance expenditures and our capital costs for environmental control equipment may change accordingly.

We are involved in voluntary remediation projects at some of our present and former manufacturing locations or other facilities, the majority of which relate to properties obtained in acquisitions or to sites no longer actively used in operations. On rare occasions, remediation activities are conducted as specified by a government agency-issued consent decree or agreed order. Estimated remediation costs are accrued using currently available facts, existing environmental permits, technology and presently enacted laws and regulations. For sites where we are primarily responsible for the remediation, our cost estimates are developed based on internal evaluations and are not discounted. We record accruals when it is probable that we will be obligated to pay amounts for environmental site evaluation, remediation or related activities, and such amounts can be reasonably estimated. In general, we seek to accrue costs for the most likely scenario, where known. Accruals are recorded even if significant uncertainties exist over the ultimate cost of the remediation. Ongoing environmental compliance costs, such as obtaining environmental permits, installation of pollution control equipment and waste disposal, are expensed as incurred.

The Comprehensive Environmental Response, Compensation and Liability Act (known as "Superfund") imposes liability for the release of a "hazardous substance" into the environment. Superfund liability is imposed without regard to fault, even if the waste disposal was in compliance with laws and regulations. The U.S. Environmental Protection Agency (the "EPA") and appropriate state agencies supervise investigative and cleanup activities at Superfund sites.

We have been identified as a potentially responsible party ("PRP") in remedial activities related to various Superfund sites, and we accrue our share of the estimated remediation costs of the site based on the ratio of the estimated volume of waste we contributed to the site to the total volume of waste disposed at the site. PRPs in Superfund actions have joint and several liability for all costs of remediation. Accordingly, a PRP may be required to pay more than its proportional share of such costs. For some projects, it is not possible to quantify our ultimate exposure because the projects are either in the investigative or early remediation stage, or allocation information is not yet available. However, based upon current information, we do not believe that probable or reasonably possible expenditures in connection with the sites are likely to have a material adverse effect on our consolidated financial statements because we have recorded adequate reserves to cover the estimate we presently believe will be our ultimate liability in the matter. Further, other PRPs involved in the sites have substantial assets and may reasonably be expected to pay their share of the cost of remediation, and, in some circumstances, we have insurance coverage or contractual indemnities from third parties to cover a portion of the ultimate liability.

Based upon current information, we believe that our overall compliance with environmental regulations, including routine environmental compliance costs and capital expenditures for environmental control equipment, will not have a material adverse effect upon our capital expenditures, earnings or competitive position because we have either established adequate reserves or our cost for that compliance is not expected to be material to our consolidated financial statements. Our total accrual for environmental remediation is $32 million and $29 million, which includes accruals of $4 million and $5 million for the various Superfund sites, at December 31, 2012 and 2011, respectively.

We are subject to various other governmental proceedings and regulations, including foreign regulations, relating to environmental matters, but we do not believe that any of these matters is likely to have a material adverse effect on our consolidated financial statements. We continue to focus on reducing future environmental liabilities by maintaining appropriate company standards and improving our assurance programs.

ITEM 1A. RISK FACTORS

An investment in our common stock involves various risks. When considering an investment in Baker Hughes, one should carefully consider all of the risk factors described below, as well as other information included and incorporated by reference in this report. There may be additional risks, uncertainties and matters not listed below, that we are unaware of, or that we currently consider immaterial. Any of these may adversely affect our business, financial condition, results of operations and cash flows and, thus, the value of an investment in Baker Hughes.

Risk Factors Related to the Worldwide Oil and Natural Gas Industry

Our business is focused on providing products and services to the worldwide oil and natural gas industry; therefore, our risk factors include those factors that impact, either positively or negatively, the markets for oil and natural gas. Expenditures by our customers for exploration, development and production of oil and natural gas are based on their expectations of future hydrocarbon demand, the risks associated with developing the reserves, their ability to finance exploration for and development of reserves, and the future value of the reserves. Their evaluation of the future value is based, in part, on their expectations for global demand, global supply, excess production capacity, inventory levels, and other factors that influence oil and natural gas prices. The key risk factors we believe are currently influencing the worldwide oil and natural gas markets are discussed below.

Demand for oil and natural gas is subject to factors beyond our control, which may adversely affect our operating results. Changes in the global economy could impact our customers' spending levels and our revenue and operating results.

Demand for oil and natural gas, as well as the demand for our services, is highly correlated with global economic growth, and in particular by the economic growth of countries such as the U.S., India, China, and developing countries in Asia and the Middle East who are either significant users of oil and natural gas or whose economies are experiencing the most rapid economic growth compared to the global average. The most recent slowdown in global economic growth and recession in the developed economies resulted in reduced demand for oil and natural gas, increased spare productive capacity and lower energy prices. Weakness or deterioration of the global economy or credit markets or a continuation of the European sovereign debt crisis could reduce our customers' spending levels and reduce our revenue and operating results. Incremental weakness in global economic activity, particularly in China, India, Europe, the Middle East and developing countries in Asia, will reduce demand for oil and natural gas and result in lower oil and natural gas prices. Incremental strength in global economic activity in such areas will create more demand for oil and natural gas and support higher oil and natural gas prices. In addition, demand for oil and natural gas could be impacted by environmental regulation, including "cap and trade" legislation, regulation of hydraulic fracturing, carbon taxes and the cost for carbon capture and sequestration related regulations.

Volatility of oil and natural gas prices can adversely affect demand for our products and services.

Volatility in oil and natural gas prices can also impact our customers' activity levels and spending for our products and services. Current energy prices are important contributors to cash flow for our customers and their ability to fund exploration and development activities. Expectations about future prices and price volatility are important for determining future spending levels.

Lower oil and natural gas prices generally lead to decreased spending by our customers. While higher oil and natural gas prices generally lead to increased spending by our customers, sustained high energy prices can be an impediment to economic growth, and can therefore negatively impact spending by our customers. Our customers also take into account the volatility of energy prices and other risk factors by requiring higher returns for individual projects if there is higher perceived risk. Any of these factors could affect the demand for oil and natural gas and could have a material adverse effect on our results of operations.

Our customers' activity levels and spending for our products and services and ability to pay amounts owed us could be impacted by the ability of our customers to access equity or credit markets.

Our customers' access to capital is dependent on their ability to access the funds necessary to develop economically attractive projects based upon their expectations of future energy prices, required investments and resulting returns. Limited access to external sources of funding has and may continue to cause customers to reduce their capital spending plans to levels supported by internally-generated cash flow. In addition, a reduction of cash flow resulting from declines in commodity prices, a reduction in borrowing bases under reserve-based credit facilities or the lack of available debt or equity financing may impact the ability of our customers to pay amounts owed to us.

Supply of oil and natural gas is subject to factors beyond our control, which may adversely affect our operating results.

Productive capacity for oil and natural gas is dependent on our customers' decisions to develop and produce oil and natural gas reserves and on the regulatory environment in which our customers and we operate. The ability to produce oil and natural gas can be affected by the number and productivity of new wells drilled and completed, as well as the rate of production and resulting depletion of existing wells. Advanced technologies, such as horizontal drilling and hydraulic fracturing, improve total recovery but also result in a more rapid production decline and may become subject to more stringent regulation in the future.

Access to prospects is also important to our customers and such access may be limited because host governments do not allow access to the reserves or because another oil and natural gas exploration company owns the rights to develop the prospect.

Government regulations and the costs incurred by oil and natural gas exploration companies to conform to and comply with government regulations may also limit the quantity of oil and natural gas that may be economically produced.

Supply can also be impacted by the degree to which individual Organization of Petroleum Exporting Countries ("OPEC") nations and other large oil and natural gas producing countries, including, but not limited to, Norway and Russia, are willing and able to control production and exports of oil, to decrease or increase supply and to support their targeted oil price while meeting their market share objectives. Any of these factors could affect the supply of oil and natural gas and could have a material adverse effect on our results of operations.

Changes in spare productive capacity or inventory levels can be indicative of future customer spending to explore for and develop oil and natural gas which in turn influences the demand for our products and services.

Spare productive capacity and oil and natural gas storage inventory levels are an indicator of the relative balance between supply and demand. High or increasing storage or inventories generally indicate that supply is exceeding demand and that energy prices are likely to soften. Low or decreasing storage or inventories are an indicator that demand is growing faster than supply and that energy prices are likely to rise. Measures of maximum productive capacity compared to demand ("spare productive capacity") are also an important factor influencing energy prices and spending by oil and natural gas exploration companies. When spare productive capacity is low compared to demand, energy prices tend to be higher and more volatile, reflecting the increased vulnerability of the entire system to disruption.

Seasonal and weather conditions could adversely affect demand for our services and operations.

Variation from normal weather patterns, such as cooler or warmer summers and winters, can have a significant impact on demand. Adverse weather conditions, such as hurricanes in the Gulf of Mexico, may interrupt or curtail our operations, or our customers' operations, cause supply disruptions and result in a loss of revenue and damage to our equipment and facilities, which may or may not be insured. Extreme winter conditions in Canada, Russia or the North Sea may interrupt or curtail our operations, or our customers' operations, in those areas and result in a loss of revenue.

Risk Factors Related to Our Business

Our expectations regarding our business are affected by the following risk factors and the timing of any of these risk factors:

We operate in a highly competitive environment, which may adversely affect our ability to succeed.

We operate in a highly competitive environment for marketing oilfield services and securing equipment and trained personnel. Our ability to continually provide competitive products and services can impact our ability to defend, maintain or increase prices for our products and services, maintain market share and negotiate acceptable contract terms with our customers. In order to be competitive, we must provide new technologies, reliable products and services that perform as expected and that create value for our customers, and successfully recruit and train competent personnel. Our ability to defend, maintain or increase prices for our products and services is in part dependent on the industry's capacity relative to customer demand, and on our ability to differentiate the value delivered by our products and services from our competitors' products and services.

Managing development of competitive technology and new product introductions on a forecasted schedule and at forecasted costs can impact our financial results. Development of competing technology that accelerates the obsolescence of any of our products or services can have a detrimental impact on our financial results.

We may be disadvantaged competitively and financially by a significant movement of exploration and production operations to areas of the world in which we are not currently active.

The high cost or unavailability of infrastructure, materials, equipment, supplies and personnel, particularly in periods of rapid growth, could adversely affect our ability to execute our operations on a timely basis.

Our manufacturing operations are dependent on having sufficient raw materials, component parts and manufacturing capacity available to meet our manufacturing plans at a reasonable cost while minimizing inventories. Our ability to effectively manage our manufacturing operations and meet these goals can have an impact on our business, including our ability to meet our manufacturing plans and revenue goals, control costs, and avoid shortages of raw materials and component parts. Raw materials and components of particular concern include steel alloys (including chromium and nickel), titanium, barite, beryllium, copper, lead, tungsten carbide, synthetic and natural diamonds, gels, sand and other proppants, printed circuit boards and other electronic components and hydrocarbon-based chemical feed stocks. Our ability to repair or replace equipment damaged or lost in the well can also impact our ability to service our customers. A lack of manufacturing capacity could result in increased backlog, which may limit our ability to respond to short lead time orders.

People are a key resource to developing, manufacturing and delivering our products and services to our customers around the world. Our ability to manage the recruiting, training, retention and efficient usage of the highly skilled workforce required by our plans and to manage the associated costs could impact our business. A well-trained, motivated workforce has a positive impact on our ability to attract and retain business. Periods of rapid growth present a challenge to us and our industry to recruit, train and retain our employees, while managing the impact of wage inflation and potential lack of available qualified labor in the markets where we operate. Likewise, when there is a downturn in the economy or our markets, we may have to adjust our workforce to control costs and yet not lose our skilled and diverse workforce. Labor-related actions, including strikes, slowdowns and facility occupations can also have a negative impact on our business.

Our business is subject to geopolitical and terrorism threats.

Geopolitical and terrorism risks continue to grow in a number of key countries where we do business. Geopolitical and terrorism risks could lead to, among other things, a loss of our investment in the country, impairment of the safety of our employees and impairment of our ability to conduct our operations.

Uncertainties in Venezuela have impacted the collection of accounts receivable and could further impact our business operations.

We are not able to predict how uncertainties in Venezuela may impact further collection of accounts receivable and our ability to continue operations. We continue to experience delays in receiving payments from our customers in Venezuela. As of December 31, 2012, our accounts receivable in Venezuela were approximately 6% of our total accounts receivable (after any provision for doubtful accounts). For the year ended December 31, 2012, revenue in Venezuela was approximately 2% of our total consolidated revenue. In addition, our operations in Venezuela could be impacted by any further devaluation of the local currency or other action of the Venezuelan government that impedes our ability to conduct operations, which could have a material adverse effect on our results of operations.

Our business is subject to cybersecurity risks and threats.

Threats to our information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow. It is also possible that breaches to our systems could go unnoticed for some period of time. Risks associated with these threats include, among other things, loss of intellectual property, impairment of our ability to conduct our operations, disruption of our customers' operations, loss or damage to our customer data delivery systems, and increased costs to prevent, respond to or mitigate cybersecurity events.

Our failure to comply with the Foreign Corrupt Practices Act ("FCPA") would have a negative impact on our ongoing operations.

We entered into settlements with the U.S. Department of Justice ("DOJ") and the SEC in April 2007 relating to violations of the FCPA by the Company. Our ability to comply with the FCPA is dependent on the success of our ongoing compliance program, including our ability to continue to manage our agents and business partners, and supervise, train and retain competent employees. Our compliance program is also dependent on the efforts of our employees to comply with applicable law and the Baker Hughes Business Code of Conduct. We could be subject to sanctions and civil and criminal prosecution as well as fines and penalties in the event of a finding of an additional violation of the FCPA by us or any of our employees.

Compliance with and changes in laws could be costly and could affect operating results.

We have operations in the U.S. and in more than 80 countries that can be impacted by expected and unexpected changes in the legal and business environments in which we operate. Our ability to manage our compliance costs and compliance programs will impact our ability to meet our earnings goals. Compliance related issues could also limit our ability to do business in certain countries. Changes that could impact the legal environment include new legislation, new regulations, new policies, investigations and legal proceedings and new interpretations of existing legal rules and regulations, in particular, changes in export control laws or exchange control laws, additional restrictions on doing business in countries subject to sanctions, and changes in laws in countries where we operate or intend to operate.

Changes in tax laws or tax rates, adverse positions taken by taxing authorities and tax audits could impact operating results.

Changes in tax laws or tax rates, the resolution of tax assessments or audits by various tax authorities, and the ability to fully utilize our tax loss carryforwards and tax credits could impact operating results. In addition, we may periodically restructure our legal entity organization. If taxing authorities were to disagree with our tax positions in connection with any such restructurings, our effective tax rate could be materially impacted.

Our tax filings for various periods are subject to audit by the tax authorities in most jurisdictions where we conduct business. We have received tax assessments from various taxing authorities and are currently at varying stages of appeals and/or litigation regarding these matters. These audits may result in assessment of additional taxes that are resolved with the authorities or through the courts. We believe these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. Resolution of any tax matter involves uncertainties and there are no assurances that the outcomes will be favorable.

Changes in and compliance with restrictions or regulations on offshore drilling has and may continue to adversely affect our business and operating results and reduce the need for our services in those areas.

New and proposed legislation and regulation in the U.S. and other parts of the world of the offshore oil and natural gas industry may result in substantial increases in costs or delays in drilling or other operations in the Gulf of

Mexico and other parts of the world, oil and natural gas projects becoming potentially non-economic, and a corresponding reduced demand for our services. We cannot predict with any certainty the impact of the prior moratorium or the substance or effect of any new or additional regulations. If the U.S. or other countries where we operate, enact stricter restrictions on offshore drilling or further regulate offshore drilling or contracting services operations, including without limitation cementing, higher operating costs could result and adversely affect our business and operating results.

If the Company were to be involved in a future incident similar to the 2010 Deepwater Horizon accident, the Company could suffer significant financial losses that could severely impair the Company. Protections available to the Company through contractual terms and insurance coverage may not be sufficient to protect the Company in the event we were involved in that type of an incident.

Uninsured claims and litigation against us could adversely impact our operating results.

We could be impacted by the outcome of pending litigation as well as unexpected litigation or proceedings. We have insurance coverage against operating hazards, including product liability claims and personal injury claims related to our products, to the extent deemed prudent by our management and to the extent insurance is available; however, no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future claims and litigation. This insurance has deductibles or self-insured retentions and contains certain coverage exclusions. The insurance does not cover damages from breach of contract by us or based on alleged fraud or deceptive trade practices. In addition, the following risks apply with respect to our insurance coverage:

- we may not be able to continue to obtain insurance on commercially reasonable terms;
- we may be faced with types of liabilities that will not be covered by our insurance;
- our insurance carriers may not be able to meet their obligations under the policies; or
- the dollar amount of any liabilities may exceed our policy limits.

Whenever possible, we obtain agreements from customers that limit our liability. However, state law, laws or public policy in countries outside the U.S., or the negotiated terms of the agreement with the customer may not recognize those limitations of liability and/or limit the customer's indemnity obligations to the Company. In addition, insurance and customer agreements do not provide complete protection against losses and risks from an event, like a well blow out that can lead to property damage, personal injury, death or the discharge of hazardous materials into the environment. Our results of operations could be adversely affected by unexpected claims not covered by insurance.

Compliance with, and rulings and litigation in connection with, environmental regulations and the environmental impacts of our or our customers' operations may adversely affect our business and operating results.

Our business is impacted by unexpected outcomes or material changes in environmental laws, rulings and litigation. Our expectations regarding our compliance with environmental laws and our expenditures to comply with environmental laws, including (without limitation) our capital expenditures for environmental control equipment, are only our forecasts regarding these matters. These forecasts may be substantially different from actual results, which may be affected by factors such as: changes in law that impose new restrictions on air emissions, wastewater management, waste disposal, hydraulic fracturing, or wetland and land use practices; more stringent enforcement of existing environmental regulations; a change in our allocation or other unexpected, adverse outcomes with respect to sites where we have been named as a PRP, including (without limitation) Superfund sites; the discovery of other sites where additional expenditures may be required to comply with environmental legal obligations; and the accidental discharge of hazardous materials.

International, national, and state governments and agencies are currently evaluating and promulgating legislation and regulations that are focused on restricting emissions commonly referred to as greenhouse gas ("GHG") emissions. In the U.S., the EPA has taken steps to regulate GHGs as pollutants under the Clean Air Act. The EPA's "Mandatory Reporting of Greenhouse Gases" rule established in 2010 provided a comprehensive scheme of regulations that require monitoring and reporting of GHG emissions. Furthermore, the EPA has issued additional GHG reporting rules specifically for the oil and natural gas industry, which now include mobile as well as stationary GHG emission sources. These rules are expected to apply to some of our wellsite equipment and operations in the future. The EPA has also published a final rule, the "Endangerment Finding," indicating that GHGs in the atmosphere endanger public health and welfare, and that emissions of GHGs from mobile sources also contribute. Following issuance of the Endangerment Finding, the EPA also promulgated final motor vehicle GHG emission standards on April 1, 2010.

International developments focused on restricting the emission of carbon dioxide and other gases include the United Nations Framework Convention on Climate Change, also known as the "Kyoto Protocol" (an internationally applied protocol, which has been ratified in Canada) and the European Union's Emission Trading System. The Carbon Reduction Commitment in the United Kingdom ("U.K.") is the first cap and trade scheme to affect Baker Hughes' facilities. Domestic cap and trade programs include the Regional Greenhouse Gas Initiative in the northeastern U.S. and the Western Regional Climate Action Initiative in the western U.S.

Current or future legislation, regulations and developments may curtail production and demand for hydrocarbons such as oil and natural gas in areas of the world where our customers operate and thus adversely affect future demand for our services, which may in turn adversely affect future results of operations.

Demand for pressure pumping services could be reduced or eliminated by governmental regulation or a change in the law.

Some federal, state and foreign governmental bodies have adopted laws and regulations or are considering legislative and regulatory proposals that, if signed into law, would among other things require the public disclosure of chemicals used in hydraulic fracturing operations and would subject hydraulic fracturing to more stringent regulation with respect to, for example, construction standards for wells intended for hydraulic fracturing, certifications concerning the conduct of hydraulic fracturing operations, management of flowback waters from hydraulic fracturing operations, or other measures intended to prevent operational hazards. Such federal, state or foreign legislation and/or regulations could impair our operations, increase our operating costs, and/or greatly reduce or eliminate demand for the Company's pressure pumping services. The EPA and other governmental bodies are studying hydraulic fracturing operations. Government actions relating to the development of unconventional oil and natural gas resources may impede the development of these resources by our customers, delaying or reducing the demand for our services. We are unable to predict whether the proposed changes in laws or regulations or any other governmental proposals or responses will ultimately occur, and accordingly, we are unable to assess the potential financial or operational impact they may have on our business.

Control of oil and natural gas reserves by state-owned oil companies may impact the demand for our services and create additional risks in our operations.

Much of the world's oil and natural gas reserves are controlled by state-owned oil companies. State-owned oil companies may require their contractors to meet local content requirements or other local standards, such as joint ventures, that could be difficult or undesirable for the Company to meet. The failure to meet the local content requirements and other local standards may adversely impact the Company's operations in those countries. In addition, our ability to work with state-owned oil companies is subject to our ability to negotiate and agree upon acceptable contract terms.

In addition, many state-owned oil companies may require integrated contracts or turnkey contracts that could require the Company to provide services outside its core business. Providing services on an integrated or turnkey basis generally requires the Company to assume additional risks.

Currency fluctuations may impact our operating results.

Fluctuations in foreign currencies relative to the U.S. Dollar can impact our revenue and our costs of doing business. Most of our products and services are sold through contracts denominated in U.S. Dollars or local currency indexed to U.S. Dollars; however, some of our revenue, local expenses and manufacturing costs are incurred in local currencies and therefore changes in the exchange rates between the U.S. Dollar and foreign currencies can increase or decrease our revenue and expenses reported in U.S. Dollars and may impact our results of operations.

Changes in economic conditions may impact our ability to borrow and/or cost of borrowing.

The condition of the capital markets and equity markets in general can affect the price of our common stock and our ability to obtain financing, if necessary. If the Company's credit rating is downgraded, this would increase borrowing costs under our credit facility and commercial paper program, as well as the cost of renewing or obtaining, or make it more difficult to renew or obtain or issue new debt financing.

Changes in market conditions may impact any stock repurchases.

To the extent the Company engages in stock repurchases, such activity is subject to market conditions, such as the trading prices for our stock, as well as the terms of any stock purchase plans intended to comply with Rule 10b5-1 or Rule 10b-18 of the Exchange Act. Management, in its discretion, may engage in or discontinue stock repurchases at any time.

Over one-half of the Company's revenue and profit before tax are attributable to North America.

During the year ended December 31, 2012, over one-half of our revenue and profit before tax were attributable to North America. In North America, a decrease in demand for energy or in oil and natural gas exploration and production, or an increase in competition could result in a significant adverse effect on our operating results.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We own or lease numerous properties throughout the world. We consider our manufacturing plants, equipment assembly, maintenance, and overhaul facilities, grinding plants, drilling fluids and chemical processing centers, and research and technology centers to be our principal properties. The following sets forth the location of our principal owned or leased facilities for our oilfield operations by geographic segment:

North America:	Houston, Pasadena, Tomball, and The Woodlands, Texas; Barnsdall, Broken Arrow, Claremore, Tulsa and Sand Springs, Oklahoma; Bossier City, Broussard, and Lafayette, Louisiana.
Latin America:	Maracaibo, Venezuela; Macae (Rio de Janeiro), Brazil.
Europe/Africa/Russia Caspian:	Aberdeen, Scotland; Liverpool, England; Celle, Germany; Tananger, Norway; Port Harcourt, Nigeria.
Middle East/Asia Pacific:	Dubai, United Arab Emirates; Dhahran, Saudi Arabia; Singapore, Singapore; Chonburi, Thailand.

Principal properties for the Industrial Services and Other segment include locations in Houston, Texas and Barnsdall, Oklahoma.

We own or lease numerous other facilities such as service centers, shops and sales and administrative offices throughout the geographic regions in which we operate. We also have a significant investment in service vehicles, tools and manufacturing and other equipment. All of our owned properties are unencumbered. We believe that our facilities are well maintained and suitable for their intended purposes.

ITEM 3. LEGAL PROCEEDINGS

The information with respect to Item 3. Legal Proceedings is contained in Note 11 of the Notes to Consolidated Financial Statements in Item 8 herein.

ITEM 4. MINE SAFETY DISCLOSURES

Our barite mining operations, in support of our drilling fluids products and services business, are subject to regulation by the federal Mine Safety and Health Administration under the Federal Mine Safety and Health Act of 1977. Information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K is included in Exhibit 95 to this report.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock, $1.00 par value per share, is principally traded on the New York Stock Exchange. Our common stock is also traded on the SWX Swiss Exchange. As of February 4, 2013, there were approximately 188,800 stockholders and approximately 10,800 stockholders of record.

For information regarding quarterly high and low sales prices on the New York Stock Exchange for our common stock during the two years ended December 31, 2012, and information regarding dividends declared on our common stock during the two years ended December 31, 2012, see Note 14 of the Notes to Consolidated Financial Statements in Item 8 herein.

The following table contains information about our purchases of equity securities during the fourth quarter of 2012.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share (1)	Total Number of Shares Purchased as Part of a Publicly Announced Program (2)	Average Price Paid Per Share (2)	Total Number of Shares Purchased in the Aggregate	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Program (3)
October 1-31, 2012	3,268	$ 44.73	—	$ —	3,268	$ —
November 1-30, 2012	553	41.91	—	—	553	—
December 1-31, 2012	—	—	—	—	—	—
Total	3,821	$ 44.32	—	$ —	3,821	$1,197,127,803

(1) Represents shares purchased from employees to pay the option exercise price related to stock-for-stock exchanges in option exercises or to satisfy the tax withholding obligations in connection with the vesting of restricted stock awards and restricted stock units.

(2) There were no share repurchases during the fourth quarter of 2012 as part of a publicly announced program.

(3) Our Board of Directors has authorized a program to repurchase our common stock from time to time. During the fourth quarter of 2012, we did not repurchase any shares of our common stock under the program. We had authorization remaining to repurchase up to a total of $1,197 million of our common stock.

Corporate Performance Graph

The following graph compares the yearly change in our cumulative total stockholder return on our common stock (assuming reinvestment of dividends into common stock at the date of payment) with the cumulative total return on the published Standard & Poor's ("S&P") 500 Stock Index and the cumulative total return on the S&P 500 Oil and Gas Equipment and Services Index over the preceding five-year period.

Comparison of Five-Year Cumulative Total Return *
Baker Hughes Incorporated; S&P 500 Index and S&P 500 Oil and Gas Equipment and Services Index



$150.00
$100.00
$50.00
$0.00
2007
2008
2009
2010
2011
2012
Baker Hughes
S&P 500
S&P 500 Oil and Gas Equipment & Services Index

	2007	2008	2009	2010	2011	2012
Baker Hughes	$ 100.00	$ 39.96	$ 51.28	$ 73.37	$ 63.08	$ 53.73
S&P 500 Index	100.00	63.06	79.70	91.68	93.63	108.55
S&P 500 Oil and Gas Equipment and Services Index	100.00	40.83	65.41	91.07	80.49	80.52

* Total return assumes reinvestment of dividends on a quarterly basis.

The comparison of total return on investment (change in year-end stock price plus reinvested dividends) assumes that $100 was invested on December 31, 2007 in Baker Hughes common stock, the S&P 500 Index and the S&P 500 Oil and Gas Equipment and Services Index.

The corporate performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that Baker Hughes specifically incorporates it by reference into such filing.

ITEM 6. SELECTED FINANCIAL DATA

The Selected Financial Data should be read in conjunction with Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Item 8. Financial Statements and Supplementary Data, both contained herein.

	Year Ended December 31,				
(In millions, except per share amounts)	**2012** [1]	**2011** [1]	**2010** [1]	**2009**	**2008**
Revenue	$ 21,361	$ 19,831	$ 14,414	$ 9,664	$ 11,864
Operating income [2]	2,192	2,600	1,417	732	2,376
Non-operating expense, net	(210)	(261)	(135)	(121)	(57)
Income before income taxes	1,982	2,339	1,282	611	2,319
Income taxes [3]	(665)	(596)	(463)	(190)	(684)
Net income	1,317	1,743	819	421	1,635
Net (income) loss attributable to noncontrolling interests	(6)	(4)	(7)	—	—
Net income attributable to Baker Hughes	$ 1,311	$ 1,739	$ 812	$ 421	$ 1,635
Per share of common stock:					
Net income attributable to Baker Hughes:					
Basic	$ 2.98	$ 3.99	$ 2.06	$ 1.36	$ 5.32
Diluted	2.97	3.97	2.06	1.36	5.30
Dividends	0.60	0.60	0.60	0.60	0.56
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 1,015	$ 1,050	$ 1,706	$ 1,595	$ 1,955
Working capital (current assets minus current liabilities)	6,293	6,295	5,568	4,612	4,634
Total assets	26,689	24,847	22,986	11,439	11,861
Long-term debt	3,837	3,845	3,554	1,785	1,775
Total equity	17,268	15,964	14,286	7,284	6,807

Notes To Selected Financial Data

(1) We acquired BJ Services on April 28, 2010, and accordingly, the financial results of BJ Services are included only from the date of acquisition.

(2) Operating income for 2011 includes a charge of $315 million before-tax ($220 million net of tax), the majority of which relates to the impairment associated with the decision to minimize the use of the BJ Services trade name. For further discussion, see Note 7 of the Notes to Consolidated Financial Statements in Item 8 herein.

(3) Income taxes for 2011 include a tax benefit of $214 million associated with the reorganization of certain foreign subsidiaries. For further discussion, see Note 3 of the Notes to Consolidated Financial Statements in Item 8 herein.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the consolidated financial statements of Item 8. Financial Statements and Supplementary Data contained herein.

EXECUTIVE SUMMARY

Baker Hughes is a leading supplier of oilfield services, products, technology and systems to the worldwide oil and natural gas industry. We provide products and services for:

- drilling and evaluation of oil and natural gas wells;
- completion and production of oil and natural gas wells; and
- other businesses, including downstream refining, and process and pipeline services.

We operate our business primarily through geographic regions that have been aggregated into five reportable segments: North America, Latin America, Europe/Africa/Russia Caspian, Middle East/Asia Pacific and Industrial Services and Other. The four geographical segments represent our oilfield operations.

Within our oilfield operations, the primary driver of our businesses is our customers' capital and operating expenditures dedicated to oil and natural gas exploration, field development and production. Our business is cyclical and is dependent upon our customers' expectations for future oil and natural gas prices, economic growth, hydrocarbon demand and estimates of current and future oil and natural gas production.

For 2012, we generated revenue of $21.36 billion, an increase of $1.53 billion or 8% compared to 2011. North America oilfield revenue for 2012 was $10.84 billion, an increase of 5% compared to 2011. Oilfield revenue outside of North America was $9.30 billion, an increase of 11% compared to 2011. Industrial Services and Other revenue was $1.22 billion, an increase of 7% compared to 2011. These increases are primarily due to increases in activity for our product lines outside of pressure pumping in North America, driven by oil-directed drilling mainly in unconventional reservoirs, activity improvements in the Gulf of Mexico, and increased activity in our international markets, particularly the Middle East, Latin America and Africa.

Net income attributable to Baker Hughes was $1.31 billion for 2012 compared to $1.74 billion for 2011. Profitability in North America was adversely impacted by the volatility experienced within our pressure pumping product line related to both pricing pressure, as a result of the increasing supply of pressure pumping capacity in the market, and increased personnel and raw material costs. Our other product lines in the U.S., particularly drilling services, upstream chemicals, artificial lift and completions, experienced increased demand in 2012. International profitability increased in 2012 compared to 2011, driven primarily by the activity increases described above in the Middle East and Africa as well improved profitability in Europe and Russia Caspian.

As of December 31, 2012, Baker Hughes had approximately 58,800 employees compared to approximately 57,700 employees as of December 31, 2011.

BUSINESS ENVIRONMENT

In North America, customer spending decreased in 2012 compared to 2011, resulting in a 1% decrease in the North America rig count. Natural gas-directed drilling activity decreased 36% in 2012 compared to 2011 as a warm winter and increased production in unconventional natural gas shale basins contributed to high natural gas working inventories and ultimately lower commodity prices. This was largely offset by a 28% increase in oil-directed drilling in 2012 compared to 2011, as high oil prices during the year supported increased rig activity. In the U.S., customer spending in the natural gas shale basins declined throughout 2012 due to low natural gas prices, resulting in a 37% reduction in natural gas-directed rig activity in 2012 compared to 2011. This was offset by a 38% increase in oil-directed rig activity for the same time period. In Canada, low natural gas prices and high oil price differentials primarily due to constrained refinery and pipeline capacity resulted in reduced customer spending. These issues ultimately resulted in a 13% reduction in Canadian rig activity in 2012 compared to 2011.

Outside of North America, customer spending is most heavily influenced by Brent oil prices. On average, Brent oil prices were flat in 2012 compared to 2011. During 2012, upward pricing pressure resulting from geopolitical tensions in the Middle East was offset by weak European demand caused by Europe's economic downturn, uncertainty regarding future economic growth in China and increasing global oil supplies. Despite overall flat oil prices, our customers' activity and spending levels increased moderately in 2012 compared to 2011. Due to the long-term planning cycles associated with many international projects, customers do not tend to react to short-term movements in oil prices. As a result, the international rig count grew by 6% in 2012 compared to 2011, with the largest gains seen in the Middle East and Africa. Excluding Iraq, which Baker Hughes resumed publishing in June 2012, the international rig count grew by 2%.

Oil and Natural Gas Prices

Oil and natural gas prices are summarized in the table below as averages of the daily closing prices during each of the periods indicated.

	2012	2011	2010
Brent oil prices ($/Bbl) (1)	$ 111.96	$ 111.05	$ 79.73
WTI oil prices ($/Bbl) (2)	94.12	95.08	79.51
Natural gas prices ($/mmBtu) (3)	2.76	3.99	4.37

(1) Bloomberg Dated Brent ("Brent")
(2) Bloomberg West Texas Intermediate ("WTI") Cushing Crude Oil Spot Price
(3) Bloomberg Henry Hub Natural Gas Spot Price

Brent oil prices averaged $111.96/Bbl in 2012. Brent oil prices fluctuated throughout the year, with the highest prices being seen in the first quarter as geopolitical disputes in the Middle East and Africa reduced output and threatened future production. Prices fell sharply in May and June as global oil supplies rose and economic concerns increased in Europe and China. Brent oil prices rebounded in July back above $100/Bbl, where they remained for the rest of the year, as geopolitical tensions increased in the Middle East. Overall, prices ranged from a high of $126.65/Bbl in February 2012 to a low of $88.74/Bbl in June 2012. The International Energy Agency ("IEA") estimated in its January 2013 Oil Market Report that worldwide demand would increase 0.9 million barrels per day, or 1%, to 90.8 million barrels per day in 2013, up from 89.9 million barrels per day in 2012.

WTI oil prices averaged $94.12/Bbl in 2012. Similar to Brent oil prices, WTI oil prices fluctuated throughout the year, with the highest prices being recorded early in the year, followed by a steep decline mid-year. Prices later rebounded in the third quarter. Overall, WTI oil prices ranged from a high of $109.49/Bbl in February 2012 to a low of $77.69/Bbl in June 2012.

In North America, natural gas prices, as measured by the Henry Hub Natural Gas Spot Price, averaged $2.76/mmBtu in 2012. Natural gas prices, which declined sharply in late 2011, remained low throughout much of 2012 due to strong natural gas production levels, particularly in the unconventional natural gas shale plays in North America. Natural gas prices declined throughout the first quarter and bottomed early in the second quarter following a mild winter across much of the U.S. and Canada. Prices later increased due to a hotter than normal summer and colder than normal fall in the key consuming areas of the U.S. However, prices started to fall in December as temperatures were warmer than normal, and natural gas storage injections remained high despite a 13 year low in the U.S. natural gas rig count. Overall, natural gas prices ranged from a low of $1.84/mmBtu in April 2012 to a high of $3.77/mmBtu in November 2012. According to the U.S. Department of Energy ("DOE"), working natural gas in storage at the end of 2012 was 3,517 Bcf, which was 1% or 45 Bcf above the corresponding week in 2011.

Rig Counts

Baker Hughes has been providing rig counts to the public since 1944. We gather all relevant data through our field service personnel, who obtain the necessary data from routine visits to the various rigs, customers, contractors and/or other outside sources. This data is then compiled and distributed to various wire services and trade associations and is published on our website. We believe the counting process and resulting data is reliable;

however, it is subject to our ability to obtain accurate and timely information. Rig counts are compiled weekly for the U.S. and Canada and monthly for all international rigs. Published international rig counts do not include rigs drilling in certain locations, such as Russia, the Caspian, Iran and onshore China because this information is not readily available. Baker Hughes resumed publication in June 2012 of the rig count in Iraq for the first time since August 1990.

Rigs in the U.S. and Canada are counted as active if, on the day the count is taken, the well being drilled has been started but drilling has not been completed and the well is anticipated to be of sufficient depth to be a potential consumer of our drill bits. In international areas, rigs are counted on a weekly basis and deemed active if drilling activities occurred during the majority of the week. The weekly results are then averaged for the month and published accordingly. The rig count does not include rigs that are in transit from one location to another, rigging up, being used in non-drilling activities, including production testing, completion and workover, and are not expected to be significant consumers of drill bits.

The rig counts are summarized in the table below as averages for each of the periods indicated.

	2012	2011	2010
U.S. - land and inland waters	1,871	1,846	1,514
U.S. - offshore	47	32	31
Canada	364	418	348
North America	2,282	2,296	1,893
Latin America	423	424	383
North Sea	40	38	43
Continental Europe	79	80	51
Africa	96	78	83
Middle East	356	291	265
Asia Pacific	241	256	269
Outside North America	1,235	1,167	1,094
Worldwide	3,517	3,463	2,987

2012 Compared to 2011

The rig count in North America decreased 1% in 2012 compared to 2011 as natural gas-directed rig counts declined 36%, largely offset by an increase in oil-directed rig counts of 28%. The natural gas-directed rig count reflected a 37% decrease in the U.S. and a 27% decrease in Canada. The oil-directed rig count increased 38% in the U.S., but was slightly offset by a 6% decrease in Canada. Natural gas-directed drilling was negatively impacted by the continued weakness in North America natural gas prices which discouraged new investment in natural gas fields. The growth in oil-directed drilling in the U.S. was primarily a result of strong oil prices and the industry's ability to apply drilling and completion techniques to unconventional oil reservoirs that were originally applied to similar natural gas reservoirs. In Canada, many operators curtailed their drilling plans in the second half of 2012 due to reduced cash flows from natural gas activities and high oil price differentials as compared to WTI. Overall, Canada rig counts declined 13% in 2012 compared to 2011.

Outside North America, the rig count increased 6% in 2012 compared to 2011. Starting June 2012, the Middle East rig count included Iraq. Excluding Iraq, which had an average of 43 rigs in 2012, the international rig count increased 2%. The rig count in Latin America was relatively flat as increased rig activity in Mexico and Ecuador was offset by reductions in Colombia and Venezuela. The rig count in Europe was also flat, with gains in the North Sea due to higher activity in the U.K. offset by reductions in Continental Europe. In Africa, the rig count increased primarily due to the resumption of drilling activities in Libya, as well as higher activity in Algeria. The rig count increased in the Middle East due to higher activity in Saudi Arabia, Oman and Abu Dhabi, as well as the inclusion of Iraq. In Asia Pacific, the rig count decreased as a result of decreased activity in Indonesia and offshore China, partially offset by increased activity in Malaysia and Australia.

RESULTS OF OPERATIONS

The discussions below relating to significant line items from our consolidated statements of income are based on available information and represent our analysis of significant changes or events that impact the comparability of reported amounts. Where appropriate, we have identified specific events and changes that affect comparability or trends and, where possible and practical, have quantified the impact of such items. In addition, the discussions below for revenue and cost of revenue are on a total basis as the business drivers for the individual components of product sales and services are similar. All dollar amounts in tabulations in this section are in millions of dollars, unless otherwise stated.

We conduct our business through operating segments that are aligned with our geographic regions, which have been aggregated into five reportable segments. Prior to 2012, our reservoir development services business ("RDS"), consisting of consulting services provided to third parties and internal support to our oilfield operations, was included within the Industrial Services and Other segment. In the first quarter of 2012, we changed our reporting structure to include RDS within our four oilfield geographic segments, and accordingly, all prior period segment disclosures for revenue and profit before tax have been reclassified. The impact of these changes to the Industrial Services and Other segment was to reduce revenue by $108 million and $92 million for the year ended December 31, 2011 and 2010, respectively; and increase profit before tax by $42 million and $28 million for the year ended December 31, 2011 and 2010, respectively.

Revenue and Profit Before Tax

The performance of our segments is evaluated based on profit before tax, which is defined as income before income taxes and before the following: net interest expense, corporate expenses, and certain gains and losses not allocated to the segments.

2012 Compared to 2011

	Year Ended December 31,			
	2012	2011	$ Change	% Change
Revenue:				
North America	$ 10,836	$ 10,279	$ 557	5 %
Latin America	2,399	2,190	209	10 %
Europe/Africa/Russia Caspian	3,634	3,372	262	8 %
Middle East/Asia Pacific	3,275	2,852	423	15 %
Industrial Services and Other	1,217	1,138	79	7 %
Total	$ 21,361	$ 19,831	$ 1,530	8 %

	Year Ended December 31,			
	2012	2011	$ Change	% Change
Profit Before Tax:				
North America	$ 1,268	$ 1,908	$ (640)	(34)%
Latin America	197	223	(26)	(12)%
Europe/Africa/Russia Caspian	586	336	250	74 %
Middle East/Asia Pacific	313	310	3	1 %
Industrial Services and Other	131	95	36	38 %
Total Operations	2,495	2,872	(377)	(13)%
Corporate and Other	(513)	(533)	20	(4)%
Total	$ 1,982	$ 2,339	$ (357)	(15)%

Revenue for 2012 increased $1.53 billion, or 8%, compared to 2011, with growth coming from all operating segments. Revenue growth in North America was driven by increased demand in the U.S. for product lines other than pressure pumping and increased activity in deepwater drilling in the Gulf of Mexico. International revenue increased primarily as a result of increased activity in the Middle East, Latin America and Africa.

Profit before tax from operations for 2012 decreased $377 million, or 13%, compared to 2011. Despite the increase in revenue, our profit before tax was significantly impacted by reduced prices, increased raw material expenses and higher personnel costs in our pressure pumping product line in North America. Additional provisions for doubtful accounts in Latin America and high operating costs and third party expenses related to new integrated operations contracts in the Middle East impacted profits in the Latin America and Middle East/Asia Pacific ("MEAP") segments. The Europe/Africa/Russia Caspian ("EARC") segment experienced improved profitability driven by increased activity throughout the entire geographic region as well as improved market conditions in Africa. In 2012, we incurred a charge of $43 million before-tax related to the impairment of certain information technology assets primarily associated with internally developed software and other assets, and a charge of $20 million before-tax related to the closure of a chemical manufacturing facility in the U.K. As our information technology and supply chain organizations support our global operations, these charges have been allocated to all segments. In 2011, profit before tax includes a charge of $315 million related to the impairment of trade names. For further discussion of the trade name impairments see Note 7. Goodwill and Intangible Assets. The amount of the trade name impairment charge recorded by segment was as follows: North America - $105 million; Latin America - $64 million; Europe/Africa/Russia Caspian - $48 million; Middle East/Asia Pacific - $47 million; and Industrial Services and Other - $51 million.

North America

North America revenue increased 5% in 2012 compared to 2011, despite rig counts declining 1%. The primary catalysts for the revenue growth in North America include sustained high oil prices during 2012 compared to historical prices and new innovative technologies for drilling and completion systems and wireline services that have resulted in increased revenue, particularly in the unconventional reservoirs in U.S. Land and deepwater of the Gulf of Mexico. Additionally, the continuing shift of drilling activities from the natural gas-directed unconventional reservoirs to the oil-directed reservoirs in U.S. Land resulted in significant increases in activity particularly for our production product lines, artificial lift and upstream chemicals. In the Gulf of Mexico, revenue increased 32% in 2012 compared to 2011 as rig counts increased 47%, driven primarily by increased deepwater activity. These increases in revenue were offset by reduced demand and pricing in our pressure pumping product line in the U.S. and Canada primarily due to an oversupply of pressure pumping capacity in the industry. Additionally, as a result of reduced customer spending in Canada, oil-directed rig counts decreased 6% and natural gas-directed rig counts were down 27% compared to 2011. Overall, this resulted in a 10% reduction in our Canadian revenue during 2012 compared to 2011.

North America profit before tax was $1.27 billion in 2012, a decrease of $640 million, or 34%, compared to 2011. Despite higher revenue, profits in U.S. Land and Canada were impacted significantly by decreased fleet utilization and lower pricing, higher personnel costs, increased costs for critical raw materials, and higher depreciation expenses primarily in our pressure pumping product line. Profit before tax in Canada was further impacted by the reduced customer spending. These reductions were partially offset by increased activity by our U.S. Land product lines other than pressure pumping and improved profits in the Gulf of Mexico, where both revenue and profit margins have returned to pre-moratorium levels as activity has increased substantially. During 2012, deepwater drilling activity increased significantly compared to shelf drilling activity. The shift from shelf activity to deepwater activity led to a favorable change in sales mix to products and services with higher margins. The improved margins in drilling and wireline services in the deepwater resulted in a significant increase in profits in the Gulf of Mexico during 2012 compared to 2011. North America profit before tax in 2012 was negatively impacted by a $33 million charge associated with the information technology expenses and the facility closure, while 2011 profit before tax was impacted by the trade name impairment charge discussed previously.

Latin America

Latin America revenue increased 10% in 2012 compared to 2011. The primary driver was higher activity benefiting our drilling services, artificial lift, completion systems and pressure pumping product lines in Brazil and the Andean region, improved pricing and increased activity in the pressure pumping product line in Argentina and higher land activity in Mexico.

Latin America profit before tax decreased 12% in 2012 compared to 2011. Despite the increase in revenue, profits were negatively impacted by an increase of $85 million in our allowance for doubtful accounts and higher personnel costs. Latin America profit before tax in 2012 was also negatively impacted by a $7 million charge associated with the information technology expenses and the facility closure, while 2011 profit before tax was impacted by the trade name impairment charge discussed previously.

In February 2013, Venezuela's currency was devalued from the prior exchange rate of 4.3 Bolivars Fuertes per U.S. Dollar to 6.3 Bolivars Fuertes per U.S. Dollar to apply to our local currency denominated balances and transactions. We estimate the impact of this devaluation to be a loss of approximately $25 million, which will be recorded in the first quarter of 2013. Going forward, although this devaluation will result in a reduction in the U.S. Dollar reported amount of local currency denominated revenues and expenses, we do not believe the impact will be material to our consolidated financial statements.

Europe/Africa/Russia Caspian

EARC revenue increased 8% in 2012 compared to 2011. Strong growth was seen in Africa, particularly with drilling systems in Mozambique and Nigeria, completion systems in Nigeria and Angola, wireline services in Nigeria, Uganda and Angola and resumed operations in Libya. Revenue increases in Africa were augmented by increases in our Europe region due primarily to increased wireline services activity in Norway, the U.K. and Eastern Mediterranean as well as increased drilling fluids activity in the U.K. and Eastern Mediterranean. Revenue also increased in Russia, with sizable growth in our artificial lift, drilling services and drilling fluids product lines.

EARC profit before tax increased 74% in 2012 compared to 2011. A favorable change in sales mix in Russia and Sub Sahara Africa, particularly in Uganda and Angola, as well as increased activity in Mozambique, Nigeria and Libya contributed to improved margins and increased profitability. The activity gains in Europe further increased profitability for 2012. EARC profit before tax in 2012 was negatively impacted by a $11 million charge associated with the information technology expenses and the facility closure. In 2011, EARC profit before tax was negatively impacted by a $70 million charge associated with the cessation of operations due to civil unrest in Libya in addition to the trade name impairment charge discussed previously.

Middle East/Asia Pacific

MEAP revenue increased 15% in 2012 compared to 2011. The increase in this segment was attributable to significant growth for our completions systems, drilling services and drilling fluids product lines in Saudi Arabia, as well as new integrated operations contracts and increased wireline services and upstream chemicals activity in Iraq. In Asia Pacific, increased activity, particularly for completions systems in Australia and pressure pumping in Malaysia and Thailand, was partially offset by reduced activity for pressure pumping and drilling fluids in India.

MEAP profit before tax remained relatively flat in 2012 compared to 2011. While revenue increased, profit before tax was impacted by high operating and third party costs associated with the new integrated operations activities in Iraq and increased personnel costs. In 2012, MEAP profit before tax was also negatively impacted by a $10 million charge associated with the information technology expenses and the facility closure, while 2011 profit before tax was impacted by the trade name impairment charge discussed previously.

Industrial Services and Other

For Industrial Services and Other, revenue increased 7% and profit before tax increased 38% in 2012 compared to 2011. The increase in revenue was primarily driven by increased demand for our process and pipeline business and downstream chemical products in North America. The increase in profit before tax in 2012 compared to 2011 is mainly attributable to the $51 million trade name impairment charge recorded in 2011, which did not recur in 2012. Industrial Services and Other profit before tax in 2012 was negatively impacted by a $2 million charge associated with the information technology expenses and the facility closure.

2011 Compared to 2010

	Year Ended December 31,			
	2011	2010	$ Change	% Change
Revenue:				
North America	$ 10,279	$ 6,642	$ 3,637	55 %
Latin America	2,190	1,576	614	39 %
Europe/Africa/Russia Caspian	3,372	3,050	322	11 %
Middle East/Asia Pacific	2,852	2,267	585	26 %
Industrial Services and Other	1,138	879	259	29 %
Total	$ 19,831	$ 14,414	$ 5,417	38 %

	Year Ended December 31,			
	2011	2010	$ Change	% Change
Profit Before Tax:				
North America	$ 1,908	$ 1,146	$ 762	66 %
Latin America	223	74	149	201 %
Europe/Africa/Russia Caspian	336	257	79	31 %
Middle East/Asia Pacific	310	169	141	83 %
Industrial Services and Other	95	127	(32)	(25)%
Total Operations	2,872	1,773	1,099	62 %
Corporate and Other	(533)	(491)	(42)	9 %
Total	$ 2,339	$ 1,282	$ 1,057	82 %

Revenue for 2011 increased $5.42 billion or 38% compared to 2010. The primary drivers of the change included increased activity and improved pricing in the U.S. Land and Canada markets and to a lesser extent, increased activity in our international segments. We acquired BJ Services in April of 2010, and the financial results of its operations since the acquisition date are included in each of the five reportable segments. The increase in revenue is also due to the acquisition of BJ Services.

Profit before tax from operations for 2011 increased $1.10 billion or 62% compared to 2010. The primary driver of this increase was the growth in revenue from all areas, but in particular in the North America segment where increased service intensity in the unconventional markets has led to increased efficiency, utilization, and pricing improvement. Additionally, profit before tax also benefited from worldwide cost management initiatives and improved absorption of manufacturing and other overhead costs. The increase is also due to the acquisition of BJ Services. The increase in profit before tax was partially offset by the impairment of certain trade names.

North America

North America revenue increased 55% in 2011 compared to 2010. Revenue and pricing increases were supported by a 22% increase in the U.S. land and inland waters rig count and a 20% increase in the Canada rig count. The unconventional reservoirs continue to be the primary catalyst for the rapid growth seen in North America. The unconventional reservoirs require a substantially higher proportion of services from Baker Hughes across all product lines. Revenue in the Gulf of Mexico increased compared to 2010 as permitting modestly improved, but still lagged meaningfully behind pre-moratorium levels.

North America profit before tax was $1.91 billion in 2011, an increase of $762 million, or 66%, compared to 2010. The higher revenue for this segment, driven by activity and pricing, was the primary reason for this increase in profitability. Other drivers of the increase included improved tool utilization and improved absorption of manufacturing and other overhead. This improvement was offset by a decline in the fourth quarter of 2011 in the profitability of our pressure pumping services where we incurred increased costs related to shortages of raw materials, logistical inefficiencies and higher labor costs. Although there is positive progress in the Gulf of Mexico, the pace of re-permitting has not enabled activity to return to pre-moratorium levels. North America profit before tax was negatively impacted by a $105 million charge associated with the impairment of trade names.

Latin America

Latin America revenue increased 39% in 2011 compared to 2010. The primary drivers of the increase were the acceleration of activity benefiting our drilling fluids and artificial lift product lines in the Andean area as well as robust deep water growth through the use of our drilling services in Brazil, and to a lesser extent, modest pricing improvements.

Latin America profit before tax increased 201% in 2011 compared to 2010. While increased revenue was a contributor to the increased profitability, the primary factors included cost containment initiatives, which improved overhead cost absorption, as well as meaningful operational improvements to lower our internal operating costs, a favorable change in the mix of the products and services sold to higher margin activity, and the completion of certain low margin contracts in early 2011. Latin America profit before tax was negatively impacted by a $64 million charge associated with the impairment of trade names.

Europe/Africa/Russia Caspian

EARC revenue increased 11% in 2011 compared to 2010. The primary drivers of the increase were sales of completion tools and drilling fluids in Norway; increased drilling services activity in the Eastern Mediterranean; modestly improving market conditions across Europe and Russia and higher drilling fluids, wireline services and drilling services activities in Nigeria. These increases were partially offset by the impact of decreased sales in Libya where our operations ceased during the second quarter of 2011 as a result of the civil unrest with minimal operational activity resuming during the remainder of the year.

EARC profit before tax increased 31% in 2011 compared to 2010 primarily as a result of our increased focus on cost management initiatives and operating efficiencies. In addition, profitability improved as a result of increased activity and more favorable sales mix toward products and services with higher margins. EARC profit before tax was negatively impacted by a $70 million charge associated with increasing the allowance for doubtful accounts and reserves for inventory and certain other assets as a result of the civil unrest in Libya and by a $48 million charge associated with the impairment of trade names.

Middle East/Asia Pacific

MEAP revenue increased 26% in 2011 compared to 2010. The increase in this segment was attributable to higher activity in directional drilling and artificial lift systems in Saudi Arabia, as well as significant revenue gains in Kuwait, Iraq and Southeast Asia on production enhancement activity. Additionally, wireline and completions activity increased in Southeast Asia.

MEAP profit before tax increased 83% in 2011 compared to 2010 primarily as a result of our increased focus on cost management initiatives and operating efficiencies. In addition, profitability improved as a result of increased activity and more favorable sales mix, partially offset by costs for start-up activities in Iraq and elsewhere. MEAP profit before tax was negatively impacted by a $47 million charge associated with the impairment of trade names.

Industrial Services and Other

Industrial Services and Other revenue increased 29% in 2011 compared to 2010. Industrial Services and Other profit before tax decreased 25% in 2011 compared to 2010 primarily driven by a $51 million charge associated with the impairment of trade names and from an overall increase in cost of goods and services sold. This was partially offset by increased revenue and related profitability.

Costs and Expenses

The table below details certain consolidated statement of income data and their percentage of revenue.

	2012		2011		2010	
	$	%	$	%	$	%
Revenue	$ 21,361	100%	$ 19,831	100%	$ 14,414	100%
Cost of revenue	17,356	81%	15,264	77%	11,184	78%
Research and engineering	497	2%	462	2%	429	3%
Marketing, general and administrative	1,316	6%	1,190	6%	1,250	9%

Cost of Revenue

Cost of revenue as a percentage of revenue was 81% and 77% for 2012 and 2011, respectively. The increase in cost of revenue as a percentage of revenue was due primarily to lower pricing and higher costs with respect to our pressure pumping product line in North America, start-up and third party costs associated with the new integrated operations activities in Iraq, as well as increased amortization expense. In 2012, we recorded charges totaling $85 million to increase our allowance for doubtful accounts in Latin America and a charge of $20 million related to the closure of a chemical manufacturing facility as part of our supply chain cost saving initiative.

Cost of revenue as a percentage of revenue was 77% and 78% for 2011 and 2010, respectively. The slight decrease was due primarily to improved pricing in North America coupled with improved operational efficiency and cost management initiatives implemented globally, which was offset by higher raw material, logistics and labor costs. In addition, cost of revenue was impacted by a $70 million charge in Libya where our operations ceased during the second quarter of 2011 with minimal operational activity resuming during the remainder of the year.

Research and Engineering

Research and engineering expenses increased 8% in both 2012 and 2011 when compared to the corresponding previous year. The increase in research and engineering expenses was driven by the ramp-up of activity and staffing at our technology centers in Brazil and Saudi Arabia, which opened in the fourth quarter of 2011. Additionally, research and engineering expenses were impacted by increasing material costs and higher material usage related to research and development activities. We continue to be committed to developing and commercializing new technologies as well as investing in our core product offering.

Marketing, General and Administrative

Marketing, general and administrative ("MG&A") expenses increased 11% in 2012 compared to 2011. The increase in MG&A expenses was primarily due to a charge of $43 million related to the impairment of certain information technology assets primarily associated with internally developed software and other assets. In addition to these costs, the increase in MG&A expenses resulted from ongoing activities to further improve productivity and efficiency through the coordination and integration of our worldwide operations, including software implementations and enhancements, partially offset by decreased personnel costs.

MG&A expenses decreased 5% in 2011 compared to 2010. The decrease in expenses resulted from cost reduction and management measures implemented in the latter half of 2010 and synergies we realized through the continued integration of BJ Services into our operations.

Impairment of Trade Names

In 2011, we recognized a charge of $315 million related to the impairment of certain trade names, the majority of which related to the BJ Services trade name. The impairment of the BJ Services trade name was due to the decision to minimize the use of the BJ Services trade name as part of our overall branding strategy for Baker Hughes.

Interest Expense, net

Interest expense, net of interest income, decreased $11 million in 2012 compared to 2011. The decrease was primarily due to the repayment of our 5.75% notes in the second quarter of 2011, the early extinguishment in the third quarter of 2011 of our 6.5% senior notes due in November 2013 and the increase in capitalized interest in 2012 associated with the increase in our capital expenditures. The decrease in interest expense was partially offset by the issuance of $750 million 3.2% senior notes in August 2011, the inception of two capital leases in the second and third quarters of 2011 for pumping vessels and increased borrowings under our commercial paper program in 2012.

Interest expense, net of interest income, increased $80 million in 2011 compared to 2010. The increase was primarily due to the assumption of $500 million of debt associated with the acquisition of BJ Services in April 2010, issuance of $1.5 billion of debt in August 2010 and the issuance of $750 million of debt in August 2011. The increase in interest expense was partially offset by the repayment of $250 million of debt and the early extinguishment of $500 million of debt in the second and third quarters of 2011, respectively.

Loss on Early Extinguishment of Debt

In 2011, we redeemed in full $500 million of debt maturing November 2013 and paid a redemption premium of $63 million. The redemption resulted in a pre-tax loss of $40 million on the early extinguishment of debt, which included the redemption premium and the write off of the remaining original debt issuance costs and debt discount, partially offset by the $25 million gain from the termination of two related interest rate swap agreements.

Income Taxes

Total income tax expense was $665 million, $596 million and $463 million for 2012, 2011 and 2010, respectively. Income tax expense in 2011 includes a $214 million tax benefit associated with the reorganization of certain foreign subsidiaries. Excluding the impact of the reorganization in 2011, our effective tax rate on operating profits in 2012, 2011, and 2010 was 33.6%, 34.6% and 36.1%, respectively. The 2012 effective tax rate is lower than the U.S. statutory income tax rate of 35% due to lower rates of tax on certain international operations and adjustments to prior years' tax positions partially offset by state income taxes. The 2011 effective tax rate is lower than the U.S. statutory income tax rate of 35% due to lower rates of tax on certain international operations partially offset by state income taxes. The 2010 effective tax rate was higher than the U.S. statutory income tax rate of 35% due to higher rates of tax on certain international operations and state income taxes partially offset by tax benefits arising from the repatriation of foreign earnings.

On January 2, 2013, the retroactive extension of the research and development credit and other favorable tax benefits were enacted as part of the American Taxpayer Relief Act of 2012. We are currently evaluating the financial impact of this legislation. We expect to record a discrete benefit in the first quarter of 2013 for the 2012 full year impact, and we expect to record the 2013 benefit throughout the year 2013 as a decrease in the annual effective tax rate.

OUTLOOK

This section should be read in conjunction with the factors described in “Part I, Item 1A. Risk Factors” and in the “Forward-Looking Statements” section in this Part II, Item 7, both contained herein. These factors could impact, either positively or negatively, our expectation for: oil and natural gas demand; oil and natural gas prices; exploration and development spending and drilling activity; and production spending.

Our industry is cyclical, and past cycles have been driven primarily by alternating periods of ample supply or shortage of oil and natural gas relative to demand. As an oilfield services company, our revenue is dependent on spending by our customers for oil and natural gas exploration, field development and production. This spending is dependent on a number of factors, including our customers' forecasts of future energy demand, their expectations for future energy prices, their access to resources to develop and produce oil and natural gas, their ability to fund their capital programs, and the impact of new government regulations.

Our outlook for exploration and development spending is based upon our expectations for customer spending in the markets in which we operate, and is driven primarily by our perception of industry expectations for oil and natural gas prices and their likely impact on customer capital and operating budgets as well as other factors that could impact the economic return oil and natural gas companies expect for developing oil and natural gas reserves. Our forecasts are based on evaluating a number of external sources as well as our internal estimates. External sources include publications by the IEA, OPEC, Energy Information Administration ("EIA"), and the Organization for Economic Cooperation and Development ("OECD"). We acknowledge that there is a substantial amount of uncertainty regarding these forecasts, thus, while we have internal estimates regarding economic expansion, hydrocarbon demand and overall oilfield activity, we position ourselves to be flexible and responsive to a wide range of potential outcomes.

The primary drivers expected to impact the 2013 business environment include the following:

- Worldwide Economic Growth - In general there is a strong linkage between overall economic activity, growth and the demand for hydrocarbons. The outlook for 2013 is one of gradual strengthening of economic activity amidst ongoing concerns fueled by sovereign debt issues in Europe, a slowdown in the Chinese economy, and the moderate rate of the economic growth in the U.S. The European sovereign debt crisis and the reduction in economic activity have impacted the economies of major exporters, including the U.S. and China. Although steps have been taken by governments to resolve this issue, the crisis in the Euro area remains a threat to the global economic outlook. China's rapid economic growth and industrialization has been a major factor in driving up world-wide economic growth since the recession of 2008/2009. While China's growth rate slowed down sharply in 2012, activity is expected to pick up in 2013 in response to measures supporting domestic demand. In the U.S., there has been a slow recovery from the recession of 2008/2009 as the economy continues to deal with the effects of the financial crisis, and the expectation is for only modest economic growth in the U.S. throughout 2013. However, this growth may be hampered by weakness or further deterioration of the global economy, particularly in China and Europe.
- Demand for Hydrocarbons - In its January 2013 Oil Market Report, the IEA said that it expects global demand for oil to increase 0.9 million barrels per day in 2013. This expected increase in demand for oil, mainly driven by countries outside the OECD, should support higher expenditures within the oil and gas sector. In addition, natural gas is an increasingly important hydrocarbon to meet the world's energy needs. In its January 2013 Short-Term Energy Outlook, the EIA stated that U.S. natural gas demand would be 69.7 billion cubic feet per day in 2013, which is unchanged from 2012.
- Oil Production - The EIA January 2013 Short-Term Energy Outlook projects non-OPEC production to increase by 1.4 million barrels per day in 2013 over 2012. This increase is largely due to continued production growth from U.S. tight oil formations and Canadian oil sands, fostered by sustained higher oil prices. Global OPEC surplus capacity, overwhelmingly concentrated in Saudi Arabia, is anticipated to increase from approximately 0.8 million barrels per day to 3.1 million barrels per day in 2013. At the same time, OPEC production is anticipated to fall by 0.6 million barrels per day in 2013 to approximately 30 million barrels per day. While significant investments are expected to be required to support increases in production capacity, price volatility driven by global economic and geopolitical uncertainties may lead to delays in operator investment decisions across the rest of the world.
- Natural Gas Production - Worldwide natural gas production continues to grow. Despite this overall trend, low natural gas prices in North America have resulted in a reduction in the natural gas-directed rig and completion activity in this region. This began to impact North America natural gas production in 2012, resulting in a gradual increase in Henry Hub spot gas prices in the second half of 2012, but a relatively mild winter season in key consuming regions in the U.S. has pressured natural gas prices downward since November 2012. Overall, worldwide natural gas production will, however, tend to be more stable as high natural gas prices in places such as Europe and Asia encourage sustained global growth of natural gas production. In addition, the announced shift away from nuclear power generation by several countries and the development of natural gas projects in the OECD outside North America is expected to further support natural gas prices.
- Oil Prices - With WTI oil prices trading between $77.69/Bbl and $109.49/Bbl, and Brent trading between $88.74/Bbl and $126.65/Bbl during 2012, we believe most oil developments globally will continue to provide adequate returns to encourage incremental investment. New midstream infrastructure in the U.S. is expected during 2013 which should help to narrow the price gap between WTI and Brent. Based on oil supply forecasts and modest anticipated economic growth globally, we would expect oil prices to remain relatively strong throughout 2013 barring any major macro-economic events.
- Natural Gas Prices - With natural gas prices trading between $1.84/mmBtu and $3.77/mmBtu during 2012, which are particularly low when compared to oil on a Btu equivalent basis, we believe that the economics of

most dry natural gas-directed investments in North America have become marginal. This is primarily due to the abundant supplies available from the unconventional plays in North America, including natural gas produced in association with unconventional oil wells, which is expected to remain high in 2013. The EIA said in its January 2013 Short-term Energy Outlook that working natural gas inventories remain at near record high levels. The EIA, however, expects natural gas prices in North America to increase to an average of $3.74/mmBtu in 2013 as a result of the reduction in natural gas-directed drilling activity.

Activity and Spending Outlook for North America - Overall customer spending in North America is expected to increase in 2013 compared to 2012, but the average annual rig count is expected to remain close to the levels in the fourth quarter of 2012, in part reflecting improved efficiencies in drilling performance. The slowdown in the spending directly related to natural gas development has been largely offset by incremental investment to develop unconventional plays with crude oil and natural gas liquids content. In the unconventional dry gas plays, while investment declined throughout most of 2012 due to historically low natural gas pricing levels, the rig count for gas drilling stabilized in the fourth quarter of 2012 as gas prices have rebounded moderately. Overall service intensity has increased in North America during the year as customers are demanding key technologies, such as advanced directional drilling, more complex completion systems and pressure pumping to develop the unconventional plays with liquids content. Despite this increase in demand, however, pricing has declined in some basins, particularly for hydraulic fracturing where current pressure pumping capacity exceeds demand. This pricing pressure is expected to continue into early 2013. In the Gulf of Mexico, the active rig count has increased to near pre-moratorium levels. Activity on the continental shelf has been strong, and there has been a steady increase in the granting of new deepwater permits. It is expected that exploration drilling as well as completions and development activity in the Gulf of Mexico will continue to increase throughout 2013, with additional deepwater rigs being added. In Canada, overall rig activity in 2013 is expected to decline approximately 8% compared to 2012.

Activity and Spending Outlook Outside North America - International activity is driven primarily by the price of oil, which is currently high enough to provide attractive economic returns in almost every region and to support some major gas export projects. Customers are expected to increase spending to develop new resources and offset declines from existing developed reserves, increasingly relying on higher technology services to support exploration and production activities in deep water, heavy or viscous oils and tight reservoirs. Areas that are expected to see increased spending in 2013 include: the Middle East, in particular Iraq, including the Kurdistan province, and Saudi Arabia; and Latin America, with the largest growth expected in Mexico, Brazil and Colombia. Within Southeast Asia, there is an increased focus on exploring and developing indigenous oil and natural gas resources to meet rapid local demand growth rather than the historic role of meeting exports. In Africa, traditional growth areas such as Angola and Nigeria are being augmented by new provinces such as Ghana, Uganda and Mozambique. Russia is striving to maintain 10 million barrels of oil per day until the end of the decade by investing in Eastern Siberia and eventually in the Arctic offshore. Efforts in Russia at developing tight oil using vertical drilling are already underway with potential for pilot projects in 2013 and beyond for more complex horizontal drilling and completions. Australia is leading the expansion of export liquefied natural gas ("LNG") projects, requiring conventional offshore gas drilling in the northwest shelf as well as coal bed methane operations onshore Queensland. While overall unconventional drilling outside North America is still at its infancy, activities in Australia, China, Saudi Arabia and Argentina are showing early promise, with active interest at ministry and national oil company level in defining unconventional resource potential in almost all countries with active oil and natural gas industries. The globalization of natural gas trade via rapid expansion in LNG as well as major gas pipelines will spur drilling for natural gas in all regions, but most specifically for the fast growing Asian energy markets.

Capital Expenditures - Our capital expenditures, excluding any potential acquisitions, are expected to be approximately $2.0 billion, a reduction of approximately 30% compared to 2012. The reduction in 2013 is primarily related to pressure pumping horsepower and infrastructure spending in North America. A portion of our planned capital expenditures can be adjusted to reflect changes in our expectations for future customer spending.

COMPLIANCE

We do business in more than 80 countries, including approximately 19 of the 40 countries having the lowest scores in the Transparency International's Corruption Perception Index survey for 2012, which indicates high levels of corruption. We devote significant resources to the development, maintenance, communication and enforcement of our Business Code of Conduct, our anti-bribery compliance policies, our internal control processes and procedures, and other compliance related policies. Notwithstanding the devotion of such resources, and in part as a consequence thereof, from time to time we discover or receive information alleging potential violations of laws and regulations, including the FCPA and our policies, processes and procedures. We conduct timely internal investigations of these potential violations and take appropriate action depending upon the outcome of the investigation.

We anticipate that the devotion of significant resources to compliance-related issues, including the necessity for investigations, will continue to be an aspect of doing business in a number of the countries in which oil and natural gas exploration, development and production take place and in which we conduct operations. Compliance-related issues have limited our ability to do business and/or have raised the cost of operating in these countries. In order to provide products and services in some of these countries, we may in the future utilize ventures with third parties, sell products to distributors or otherwise modify our business approach in order to improve our ability to conduct our business in accordance with applicable laws and regulations and our Business Code of Conduct.

Our Best-in-Class Global Ethics and Compliance Program ("Compliance Program") is based on (i) our Core Values of Integrity, Performance, Teamwork and Learning; (ii) the standards contained in our Business Code of Conduct; and (iii) the laws of the countries where we operate. Our Compliance Program is referenced within the Company as "C^2" or "Completely Compliant." The Completely Compliant theme is intended to establish the proper Tone-at-the-Top throughout the Company. Employees are consistently reminded that they play a crucial role in ensuring that the Company always conducts its business ethically, legally and safely.

Highlights of our Compliance Program include the following:

- We have comprehensive internal policies over such areas as facilitating payments; travel, entertainment, gifts and charitable donations connected to non-U.S. government officials; payments to non-U.S. commercial sales representatives; and the use of non-U.S. police or military organizations for security purposes. In addition, we have country-specific guidance for customs standards, export and re-export controls, economic sanctions and antiboycott laws.
- We have a comprehensive employee compliance training program covering substantially all employees.
- We have a due diligence procedure for commercial sales, processing and professional agents, an enhanced process for classifying distributors and are creating a formal policy to guide business personnel in determining when subcontractors should be subjected to compliance due diligence.
- We have a special compliance committee, which is made up of senior officers, that meets no less than once a year to review the oversight reports for all active commercial sales representatives.
- We have continued our reduction of the use of commercial sales representatives and processing agents, including the reduction of customs agents.
- We use technology to monitor and report on compliance matters, including a web-based antiboycott reporting tool and a global trade management software tool.
- We have a program designed to encourage reporting of any ethics or compliance matter without fear of retaliation including a worldwide Business Helpline operated by a third party and currently available toll-free in 150 languages to ensure that our helpline is easily accessible to employees in their own language.
- We have continued to expand the use and scope of our centralized finance organization including further implementation of our enterprise-wide accounting system and company-wide policies. In addition, the corporate audit function has incorporated additional anti-corruption procedures in audits of certain countries. We are also continuing to refine and enhance our procedures for FCPA risk assessments and legal audit procedures.
- We continue to work to ensure that we have adequate legal compliance coverage around the world, including the coordination of compliance advice and training across all regions and countries where we do business.
- We are continuing to centralize our human resources function, including creating consistent standards for pre-hire screening of employees, the screening of existing employees prior to promoting them to positions where they may be exposed to corruption-related risks, and creating a uniform policy for new hire training.

LIQUIDITY AND CAPITAL RESOURCES

Our objective in financing our business is to maintain adequate financial resources and access to sufficient liquidity. At December 31, 2012, we had cash and cash equivalents of $1.02 billion, of which substantially all was held by foreign subsidiaries. A substantial portion of the cash held by foreign subsidiaries at December 31, 2012 was reinvested in our international operations as our intent is to use this cash to, among other things, fund the operations of our foreign subsidiaries. If we decide at a later date to repatriate those funds to the U.S., we may be required to provide taxes on certain of those funds based on applicable U.S. tax rates net of foreign taxes. In addition, we have a $2.5 billion committed revolving credit facility with commercial banks and a commercial paper program under which we may issue up to $2.5 billion. The maximum combined borrowing at any time under both the credit facility and the commercial paper program is $2.5 billion. At December 31, 2012, we had commercial paper outstanding of $925 million; therefore, the amount available for borrowing under the facility as of December 31, 2012 was $1.575 billion. We believe that cash on hand, cash flows from operations and the available credit facility, including the issuance of commercial paper, will provide sufficient liquidity to manage our global cash needs.

Our capital planning process is focused on utilizing cash flows generated from operations in ways that enhance the value of our Company. In 2012, we used cash to pay for a variety of activities including working capital needs, capital expenditures, and payment of dividends.

Cash Flows

Cash flows provided (used) by type of activity were as follows for the years ended December 31:

(In millions)	**2012**	**2011**	**2010**
Operating activities	$ 1,835	$ 1,507	$ 856
Investing activities	(2,521)	(1,891)	(2,376)
Financing activities	646	(30)	1,366

Operating Activities

Cash flows from operating activities provided $1.84 billion and $1.51 billion for the year ended December 31, 2012 and 2011, respectively. Cash flows from operating activities increased $328 million in 2012 primarily due to the change in net operating assets and liabilities, which used less cash in 2012 compared to 2011.

The underlying drivers in 2012 compared to 2011 of the changes in operating assets and liabilities are as follows:

- The change in accounts receivable provided cash of $16 million and used cash of $1.02 billion in 2012 and 2011, respectively. The slight change in accounts receivable in 2012 was primarily due to improved collections over the prior year partially offset by an increase in activity. The change in accounts receivable in 2011 was primarily due to an increase in activity as well as an increase in days sales outstanding (defined as the average number of days our net trade receivables are outstanding based on quarterly revenue) due to temporary invoicing delays resulting from the implementation of our enterprise wide software system for BJ Services in North America.
- An increase in inventory used cash of $547 million and $641 million in 2012 and 2011, respectively, driven by an increase in activity levels.
- Accrued employee compensation and other accrued liabilities used cash of $90 million and provided cash of $58 million in 2012 and 2011, respectively. The net change of $148 million was due primarily to an increase in payments related to employee bonuses earned in 2011 but paid in 2012 coupled with lower employee compensation accruals in 2012.
- Income taxes payable used cash of $56 million and $121 million in 2012 and 2011, respectively. The change of $65 million was primarily due to a decrease in income taxes paid in 2012 compared to 2011.
- Other operating items used cash of $213 million and $19 million in 2012 and 2011, respectively. The net change of $194 million was primarily due to an increase in payments for prepaid assets in line with increased activity and an increase in contributions to our pension plans.

Cash flows from operating activities provided $1.51 billion and $856 million for the year ended December 31, 2011 and 2010, respectively. This increase in cash flows of $651 million is primarily due to an increase in net income offset by the change in net operating assets and liabilities, which used more cash in 2011 compared to 2010.

The underlying drivers in 2011 compared to 2010 of the changes in operating assets and liabilities are as follows:

- An increase in accounts receivable used cash of $1.02 billion and $702 million in 2011 and 2010, respectively. The change in accounts receivable was primarily due to an increase in activity and the corresponding revenue growth as well as an increase in the days sales outstanding.
- An increase in inventory used cash of $641 million and $243 million in 2011 and 2010, respectively, driven by activity increases.
- An increase in accounts payable provided cash of $314 million and $292 million in 2011 and 2010, respectively, resulting from an increase in operating assets to support increased activity.
- Accrued employee compensation and other accrued liabilities provided cash of $58 million in 2011 and used cash of $182 million in 2010. The increase in cash provided in 2011 was due primarily to increased employee bonus accruals for 2011, partially offset by employee bonuses paid in 2011 but earned and accrued for in 2010.

Investing Activities

Our principal recurring investing activity is the funding of capital expenditures to ensure that we have the appropriate levels and types of machinery and equipment in place to generate revenue from operations. Expenditures for capital assets totaled $2.91 billion, $2.46 billion and $1.49 billion for 2012, 2011 and 2010, respectively. While the majority of these expenditures were for machinery and equipment, we have continued our spending on new facilities, expansions of existing facilities and other infrastructure projects.

Proceeds from the disposal of assets were $389 million, $311 million and $208 million for 2012, 2011 and 2010, respectively. These disposals related to equipment that was lost-in-hole; and property, machinery, and equipment no longer used in operations that was sold throughout the year.

During 2010, we purchased $250 million of short-term investments consisting of U.S. Treasury Bills. The U.S. Treasury Bills matured in May 2011, and we received proceeds of $250 million.

We routinely evaluate potential acquisitions of businesses of third parties that may enhance our current operations or expand our operations into new markets or product lines. We may also from time to time sell business operations that are not considered part of our core business. During 2010, we paid cash of $680 million, net of cash acquired of $113 million, related to the BJ Services acquisition, and we paid $208 million, net of cash acquired of $4 million, for other acquisitions.

Financing Activities

We had net borrowings of commercial paper and other short-term debt of $847 million, $125 million and $52 million in 2012, 2011 and 2010, respectively. In 2011, we completed a private placement of $750 million 3.2% senior notes that will mature in August 2021, resulting in net proceeds of approximately $742 million after deducting the underwriting discounts and expenses of the offering and used $563 million of the net proceeds to redeem our 6.5% notes in full. The remaining net proceeds from the senior notes were used for general corporate purposes. In addition in 2011, we repaid $250 million of our 5.75% notes that matured.

In March 2012, pursuant to a registration rights agreement, we filed a registration statement with the SEC that became effective with respect to an offer to exchange the unregistered 3.2% senior notes for substantially identical registered notes without the existing transfer restrictions. The offer closed in May 2012 with all notes exchanged. This exchange had no impact to our financial statements or cash flows.

Total debt outstanding at December 31, 2012 was $4.92 billion, an increase of $847 million compared to December 31, 2011. The total debt to total capitalization (defined as total debt plus equity) ratio was 0.22 at December 31, 2012 and 0.20 at December 31, 2011.

In 2010, we sold $1.5 billion of 5.125% senior notes that will mature in September 2040. Net proceeds from the offering were approximately $1.48 billion after deducting the underwriting discounts and expenses of the offering. We used $511 million of the net proceeds to repay our outstanding commercial paper. We used $250 million of the net proceeds to purchase U.S. Treasury Bills, which were used to repay the BJ Services 5.75% notes that matured in June 2011. The remaining net proceeds from the offering were used for general corporate purposes.

We received proceeds of $81 million, $183 million and $74 million in 2012, 2011 and 2010, respectively, from the issuance of common stock through the exercise of stock options and the employee stock purchase plan.

Our Board of Directors has authorized a program to repurchase our common stock from time to time. During 2012, 2011 and 2010, we did not repurchase any shares of common stock. We had authorization remaining to repurchase approximately $1.2 billion in common stock at the end of 2012.

We paid dividends of $263 million, $261 million and $241 million in 2012, 2011 and 2010, respectively.

Available Credit Facility

At December 31, 2012, we had a $2.5 billion committed revolving credit facility with commercial banks that matures in September 2016. This facility contains certain covenants which, among other things, restrict certain merger transactions or the sale of all or substantially all of our assets or a significant subsidiary and limit the amount of subsidiary indebtedness. Upon the occurrence of certain events of default, our obligations under the facility may be accelerated. Such events of default include payment defaults to lenders under the facility, covenant defaults and other customary defaults. At December 31, 2012, we were in compliance with all of the facility's covenants. There were no direct borrowings under the committed credit facility in 2012. We also have a commercial paper program under which we may issue from time to time up to $2.5 billion in commercial paper with maturity of no more than 270 days. The maximum combined borrowing at any point in time under both the commercial paper program and the credit facility is $2.5 billion. At December 31, 2012, we had $925 million of commercial paper outstanding; therefore, the amount available for borrowing under the facility as of December 31, 2012 was $1.575 billion.

If market conditions were to change and our revenue was reduced significantly or operating costs were to increase, our cash flows and liquidity could be reduced. Additionally, it could cause the rating agencies to lower our credit rating. There are no ratings triggers that would accelerate the maturity of any borrowings under our committed credit facility. However, a downgrade in our credit ratings could increase the cost of borrowings under the facility and could also limit or preclude our ability to issue commercial paper. Should this occur, we would seek alternative sources of funding, including borrowing under the facility.

We believe our current credit ratings would allow us to obtain interim financing over and above our existing credit facility for any currently unforeseen significant needs or growth opportunities. We also believe that such interim financings could be funded with subsequent issuances of long-term debt or equity, if necessary.

Cash Requirements

In 2013, we believe cash on hand, cash flows from operating activities and the available credit facility will provide us with sufficient capital resources and liquidity to manage our working capital needs, meet contractual obligations, fund capital expenditures, and support the development of our short-term and long-term operating strategies. We may issue commercial paper or other short-term debt to fund cash needs in the U.S. in excess of the cash generated in the U.S.

In 2013, we expect our capital expenditures to be approximately $2.0 billion, excluding any amount related to acquisitions. The expenditures are expected to be used primarily for normal, recurring items necessary to support our business and operations. A significant portion of our capital expenditures can be adjusted based on future activity of our customers, and accordingly, we will manage our capital expenditures to match market demand. In 2013, we also expect to make interest payments of between $225 million and $240 million, based on debt levels as of December 31, 2012. We anticipate making income tax payments of between $800 million and $900 million in 2013.

We may repurchase our common stock depending on market conditions, applicable legal requirements, our liquidity and other considerations. We anticipate paying dividends of between $263 million and $273 million in 2013; however, the Board of Directors can change the dividend policy at any time.

For all defined benefit, defined contribution and other postretirement plans, we expect to contribute between $385 million and $420 million to these plans in 2013. See Note 10 of the Notes to Consolidated Financial Statements in Item 8 herein for further discussion of our employee benefit plans.

Contractual Obligations

In the table below, we set forth our contractual cash obligations as of December 31, 2012. Certain amounts included in this table are based on our estimates and assumptions about these obligations, including their duration, anticipated actions by third parties and other factors. The contractual cash obligations we will actually pay in future periods may vary from those reflected in the table because the estimates and assumptions are subjective.

	Payments Due by Period				
(In millions)	**Total**	**Less Than 1 Year**	**2 - 3 Years**	**4 - 5 Years**	**More Than 5 Years**
Total debt and capital lease obligations [1]	$ 4,945	$ 1,079	$ 23	$ 23	$ 3,820
Estimated interest payments [2]	3,438	225	445	436	2,332
Operating leases [3]	676	204	255	98	119
Purchase obligations [4]	1,482	496	711	261	14
Income tax liabilities for uncertain tax positions [5]	267	49	121	40	57
Other long-term liabilities	145	29	49	19	48
Total	$ 10,953	$ 2,082	$ 1,604	$ 877	$ 6,390

(1) Amounts represent the expected cash payments for the principal amounts related to our debt, including outstanding commercial paper of $925 million, and capital lease obligations. Amounts for debt do not include any unamortized discounts or deferred issuance costs. Expected cash payments for interest are excluded from these amounts.

(2) Amounts represent the expected cash payments for interest on our long-term debt and capital lease obligations.

(3) We enter into operating leases, some of which include renewal options. We have excluded renewal options from the table above.

(4) Purchase obligations include capital improvements as well as agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(5) The estimated income tax liabilities for uncertain tax positions will be settled as a result of expiring statutes, audit activity, competent authority proceedings related to transfer pricing, or final decisions in matters that are the subject of litigation in various taxing jurisdictions in which we operate. The timing of any particular settlement will depend on the length of the tax audit and related appeals process, if any, or an expiration of a statute. If a liability is settled due to a statute expiring or a favorable audit result, the settlement of the tax liability would not result in a cash payment.

Off-Balance Sheet Arrangements

In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as letters of credit and other bank issued guarantees, which totaled approximately $1.5 billion at December 31, 2012. It is not practicable to estimate the fair value of these financial instruments. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our consolidated financial statements.

Other than normal operating leases, we do not have any off-balance sheet financing arrangements such as securitization agreements, liquidity trust vehicles, synthetic leases or special purpose entities. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such financing arrangements.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosures as well as disclosures about any contingent assets and liabilities. We base these estimates and judgments on historical experience and other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects are subject to uncertainty, and accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the business environment in which we operate changes.

We have defined a critical accounting estimate as one that is both important to the portrayal of either our financial condition or results of operations and requires us to make difficult, subjective or complex judgments or estimates about matters that are uncertain. The Audit/Ethics Committee of our Board of Directors has reviewed our critical accounting estimates and the disclosure presented below. During the past three fiscal years, we have not made any material changes in the methodology used to establish the critical accounting estimates, and we believe that the following are the critical accounting estimates used in the preparation of our consolidated financial statements. There are other items within our consolidated financial statements that require estimation and judgment but they are not deemed critical as defined above.

Allowance for Doubtful Accounts

The determination of the collectability of amounts due from our customers requires us to make judgments and estimates regarding our customers' ability to pay amounts due us in order to determine the amount of valuation allowances required for doubtful accounts. We monitor our customers' payment history and current credit worthiness to determine that collectability is reasonably assured. We also consider the overall business climate in which our customers operate. Provisions for doubtful accounts are recorded when it becomes evident that the customer will not make the required payments at either contractual due dates or in the future. At December 31, 2012 and 2011, the allowance for doubtful accounts totaled $308 million, or 6%, and $229 million, or 4%, of total gross accounts receivable, respectively. We believe that our allowance for doubtful accounts is adequate to cover potential bad debt losses under current conditions; however, uncertainties regarding changes in the financial condition of our customers, either adverse or positive, could impact the amount and timing of any additional provisions for doubtful accounts that may be required. A five percent change in the allowance for doubtful accounts would have had an impact on income before income taxes of approximately $15 million in 2012.

Inventory Reserves

Inventory is a significant component of current assets and is stated at the lower of cost or market. This requires us to record provisions and maintain reserves for excess, slow moving and obsolete inventory. To determine these reserve amounts, we regularly review inventory quantities on hand and compare them to estimates of future product demand, market conditions, production requirements and technological developments. These estimates and forecasts inherently include uncertainties and require us to make judgments regarding potential future outcomes. At December 31, 2012 and 2011, inventory reserves totaled $346 million, or 8%, and $304 million, or 9%, of gross inventory, respectively. We believe that our reserves are adequate to properly value potential excess, slow moving and obsolete inventory under current conditions. Significant or unanticipated changes to our estimates and forecasts could impact the amount and timing of any additional provisions for excess or obsolete inventory that may be required. A five percent change in this inventory reserve balance would have had an impact on income before income taxes of approximately $17 million in 2012.

Goodwill and Other Long-Lived Assets

The purchase price of acquired businesses is allocated to its identifiable assets and liabilities based upon estimated fair values as of the acquisition date. Goodwill is the excess of the consideration transferred over the fair value of the tangible and identifiable intangible assets and liabilities recognized. In determining estimated fair values, we use various sources and types of information, including, but not limited to, quoted market prices, replacement cost estimates, accepted valuation techniques such as discounted cash flows, and existing carrying value of acquired assets. As necessary, we utilize third-party appraisal firms to assist us in determining fair value of inventory, identifiable intangible assets, and any other significant assets or liabilities. The judgments, assumptions and estimates used or made in determining the estimated fair value assigned to assets acquired and liabilities assumed, as well as future asset lives, can materially impact our results of operations. We perform an annual assessment of goodwill for impairment as of October 1 of each year for each of our reporting units, which are generally based on our regional structure. These assessments include both qualitative and quantitative factors. When necessary, we calculate the fair value of a reporting unit using different valuation techniques, including a market approach, comparable transactions and discounted cash flow methodology, all of which include, but are not limited to, assumptions regarding matters such as discount rates, anticipated growth rates and expected profitability rates and similar items. The results of the 2012 assessment indicated that there were no impairments of goodwill. Unanticipated changes, including even small revisions, to these assumptions could require a provision for impairment in a future period. Given the nature of these evaluations and their application to specific assets and time-frames, it is not possible to reasonably quantify the impact of changes in these assumptions.

Long-lived assets, which include property and equipment, intangible assets other than goodwill, and certain other assets, comprise a significant amount of our total assets. We review the carrying values of these assets for impairment periodically, and at least annually for certain intangible assets, or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. This requires us to make judgments regarding long-term forecasts of future revenue and costs related to the assets subject to review. These forecasts are uncertain in that they require assumptions about demand for our products and services, future market conditions and technological developments.

Income Taxes

The liability method is used for determining our income tax provisions, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. Valuation allowances are established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for valuation allowances, we have considered and made judgments and estimates regarding estimated future taxable income and ongoing prudent and feasible tax planning strategies. These estimates and judgments include some degree of uncertainty and changes in these estimates and assumptions could require us to adjust the valuation allowances for our deferred tax assets. Historically, changes to valuation allowances have been caused by major changes in the business cycle in certain countries and changes in local country law. The ultimate realization of the deferred tax assets depends on the generation of sufficient taxable income in the applicable taxing jurisdictions.

We operate in more than 80 countries under many legal forms. As a result, we are subject to the jurisdiction of numerous domestic and foreign tax authorities, as well as to tax agreements and treaties among these governments. Our operations in these different jurisdictions are taxed on various bases: actual income before taxes, deemed profits (which are generally determined using a percentage of revenue rather than profits) and withholding taxes based on revenue. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or our level of operations or profitability in each taxing jurisdiction could have an impact on the amount of income taxes that we provide during any given year.

Our tax filings for various periods are subject to audit by the tax authorities in most jurisdictions where we conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or through the courts. We believe these assessments may occasionally be based on erroneous and even arbitrary interpretations of local tax law. Resolution of these situations inevitably includes some degree of uncertainty; accordingly, we provide taxes only for the amounts we believe will ultimately result from these proceedings. The resulting change to our tax liability, if any, is dependent on numerous factors including, among others, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; the number of countries in which we do business; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries. Our experience has been that the estimates and assumptions we have used to provide for future tax assessments have proven to be appropriate. However, past experience is only a guide, and the potential exists that the tax resulting from the resolution of current and potential future tax controversies may differ materially from the amount accrued.

In addition to the aforementioned assessments that have been received from various tax authorities, we also provide for taxes for uncertain tax positions where formal assessments have not been received. The determination of these liabilities requires the use of estimates and assumptions regarding future events. Once established, we adjust these amounts only when more information is available or when a future event occurs necessitating a change to the reserves such as changes in the facts or law, judicial decisions regarding the application of existing law or a favorable audit outcome. We believe that the resolution of tax matters will not have a material effect on the consolidated financial condition of the Company, although a resolution could have a material impact on our consolidated statements of income for a particular period and on our effective tax rate for any period in which such resolution occurs.

Pensions and Postretirement Benefit Obligations

Pensions and postretirement benefit obligations and the related expenses are calculated using actuarial models and methods. This involves the use of two critical assumptions, the discount rate and the expected rate of return on assets, both of which are important elements in determining pension expense and in measuring plan liabilities. We evaluate these critical assumptions at least annually, and as necessary, we utilize third party actuarial firms to assist us. Although considered less critical, other assumptions used in determining benefit obligations and related expenses, such as demographic factors like retirement age, mortality and turnover, are also evaluated periodically and are updated to reflect our actual and expected experience.

The discount rate enables us to determine expected future cash flows at a present value on the measurement date. The development of the discount rate for our largest plans was based on a bond matching model whereby the cash flows underlying the projected benefit obligation are matched against a yield curve constructed from a bond portfolio of high-quality, fixed-income securities. Use of a lower discount rate would increase the present value of benefit obligations and increase pension expense. We used a weighted average discount rate of 4.6% in 2012, 5.2% in 2011 and 5.9% in 2010 to determine pension expense. A 50 basis point reduction in the weighted average discount rate would have decreased income before income taxes by approximately $2 million in 2012.

To determine the expected rate of return on plan assets, we consider the current and target asset allocations, as well as historical and expected future returns on various categories of plan assets. A lower rate of return would decrease plan assets which results in higher pension expense. We assumed a weighted average rate of return on our plan investments of 7.0% in 2012, 7.2% in 2011 and 7.1% in 2010. A 50 basis point reduction in the weighted average expected rate of return on assets of our principal plans would have decreased income before income taxes by approximately $4 million in 2012.

NEW ACCOUNTING STANDARDS UPDATES

In June 2011, the Financial Accounting Standards Board ("FASB") issued an update to Accounting Standards Codification ("ASC") 220, *Comprehensive Income*. This Accounting Standards Update ("ASU") requires entities to present components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements that would include reclassification adjustments by component for items that are reclassified from other comprehensive income to net income on the face of the financial statements. In December 2011, the FASB issued an update to this ASU indefinitely deferring the implementation of the reclassification adjustments by component requirement of the ASU issued in June 2011. We adopted the new presentation requirement in the first quarter of 2012 and are using the two-statement approach.

In September 2011, the FASB issued an update to ASC 350, *Intangibles - Goodwill and Other.* This ASU amends the guidance in ASC 350-20 on testing for goodwill impairment. The revised guidance allows entities testing for goodwill impairment to have the option of performing a qualitative assessment before calculating the fair value of the reporting unit. The ASU does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test annually for impairment. The ASU is limited to goodwill and does not amend the annual requirement for testing other indefinite-lived intangible assets for impairment. The ASU is effective for goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We adopted this ASU effective January 1, 2012, with no impact to our consolidated financial statements.

In July 2012, the FASB issued an update to ASC 350, *Intangibles - Goodwill and Other*. This ASU amends the guidance in ASC 350-30 on testing indefinite-lived intangible assets for impairment. The revised guidance permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. The ASU is effective for impairment tests performed for fiscal years beginning after September 15, 2012. We will adopt this ASU for our 2013 impairment testing and do not expect it to have a material impact, if any, on our consolidated financial statements.

RELATED PARTY TRANSACTIONS

There were no significant related party transactions during the three years ended December 31, 2012.

FORWARD-LOOKING STATEMENTS

This Form 10-K, including MD&A and certain statements in the Notes to Consolidated Financial Statements, includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act (each a "forward-looking statement"). The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "potential, " "may," "likely" and similar expressions, and the negative thereof, are intended to identify forward-looking statements. Our forward-looking statements are based on assumptions that we believe to be reasonable but that may not prove to be accurate. The statements do not include the potential impact of future transactions, such as an acquisition, disposition, merger, joint venture or other transaction that could occur. We undertake no obligation to publicly update or revise any forward-looking statement. Our expectations regarding our business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, impact of any common stock repurchases, oil and natural gas market conditions, the business plans of our customers, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only our forecasts regarding these matters.

All of our forward-looking information is subject to risks and uncertainties that could cause actual results to differ materially from the results expected. Although it is not possible to identify all factors, these risks and uncertainties include the risk factors and the timing of any of those risk factors identified in Item 1A. Risk Factors and those set forth from time to time in our filings with the SEC. These documents are available through our website or through the SEC's Electronic Data Gathering and Analysis Retrieval System ("EDGAR") at http://www.sec.gov.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks that are inherent in our financial instruments and arise from changes in interest rates and foreign currency exchange rates. We may enter into derivative financial instrument transactions to manage or reduce market risk but do not enter into derivative financial instrument transactions for speculative purposes. A discussion of our primary market risk exposure in financial instruments is presented below.

INTEREST RATE RISK

We are subject to interest rate risk on our debt and investment portfolio. We maintain an interest rate risk management strategy, which primarily uses a mix of fixed and variable rate debt that is intended to mitigate the risk exposure to changes in interest rates in the aggregate. We may use interest rate swaps to manage the economic effect of fixed rate obligations associated with certain debt.

In September 2011, we redeemed in full our $500 million 6.5% fixed rate senior notes maturing November 2013. Consequently, we terminated two related interest rate swap agreements resulting in a net gain on the swap agreements of $25 million. The two swap agreements were entered into in June 2009 for a notional amount of $250 million each in order to hedge changes in the fair market value of the debt. The swap agreements had been designated and each qualified as a fair value hedging instrument.

We had fixed rate long-term debt aggregating $3.8 billion at December 31, 2012 and December 31, 2011. The following table sets forth our fixed rate long-term debt and the related weighted average interest rates by expected maturity dates as of December 31, 2012 and 2011.

(In millions)	2012	2013	2014	2015	2016	2017	Thereafter	Total
As of December 31, 2012								
Long-term debt [(1) (2)]	$ —	$ —	$ —	$ —	$ —	$ —	$ 3,800	$ 3,800
Weighted average interest rates	—	—	—	—	—	—	5.72%	5.72%
As of December 31, 2011								
Long-term debt [(1) (2)]	$ —	$ —	$ —	$ —	$ —	$ —	$ 3,800	$ 3,800
Weighted average interest rates	—	—	—	—	—	—	5.72%	5.72%

(1) Amounts do not include any unamortized discounts or deferred issuance costs.
(2) Fair market value of our fixed rate long-term debt was $4,684 million at December 31, 2012 and $4,611 million at December 31, 2011.

FOREIGN CURRENCY EXCHANGE RISK

We conduct our operations around the world in a number of different currencies, and we are exposed to market risks resulting from fluctuations in foreign currency exchange rates. Many of our significant foreign subsidiaries have designated the local currency as their functional currency. As such, future earnings are subject to change due to fluctuations in foreign currency exchange rates when transactions are denominated in currencies other than our functional currencies. To minimize the need for foreign currency forward contracts to hedge this exposure, our objective is to manage foreign currency exposure by maintaining a minimal consolidated net asset or net liability position in a currency other than the functional currency.

At December 31, 2012 and 2011, we had outstanding foreign currency forward contracts with notional amounts aggregating $207 million and $117 million, respectively, to hedge exposure to currency fluctuations in various foreign currencies. The notional amounts of our foreign exchange contracts do not generally represent amounts exchanged by the parties and, thus are not a measure of the cash requirements related to these contracts or of any possible loss exposure. The amounts actually exchanged are calculated by reference to the notional amounts and by other terms of the derivative contracts, such as exchange rates. Based on quoted market prices as of December 31, 2012 and 2011 for contracts with similar terms and maturity dates, we recorded a loss of $1 million each year, to adjust these foreign currency forward contracts to their fair market value. These losses offset designated foreign currency exchange gains resulting from the underlying exposures and are included in MG&A expenses in the consolidated statements of income.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we assessed the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment, our principal executive officer and principal financial officer concluded that our internal control over financial reporting was effective as of December 31, 2012. This conclusion is based on the recognition that there are inherent limitations in all systems of internal control. Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Deloitte & Touche LLP, the Company's independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting.

Martin S. Craighead President and Chief Executive Officer	Peter A. Ragauss Senior Vice President and Chief Financial Officer	Alan J. Keifer Vice President and Controller

Houston, Texas
February 13, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Baker Hughes Incorporated
Houston, Texas

We have audited the accompanying consolidated balance sheets of Baker Hughes Incorporated and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2012. Our audits also included financial statement schedule II, valuation and qualifying accounts, listed in the Index at Item 15. We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Baker Hughes Incorporated and subsidiaries as of December 31, 2012 and 2011 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Deloitte & Touche LLP

Houston, Texas
February 13, 2013

BAKER HUGHES INCORPORATED
CONSOLIDATED STATEMENTS OF INCOME

(In millions, except per share amounts)	Year Ended December 31, 2012	2011	2010
Revenue:			
Sales	$ 7,274	$ 6,382	$ 5,516
Services	14,087	13,449	8,898
Total revenue	21,361	19,831	14,414
Costs and expenses:			
Cost of sales	5,758	5,122	4,359
Cost of services	11,598	10,142	6,825
Research and engineering	497	462	429
Marketing, general and administrative	1,316	1,190	1,250
Impairment of trade names	—	315	—
Acquisition-related costs	—	—	134
Total costs and expenses	19,169	17,231	12,997
Operating income	2,192	2,600	1,417
Gain on investments	—	—	6
Interest expense, net	(210)	(221)	(141)
Loss on early extinguishment of debt	—	(40)	—
Income before income taxes	1,982	2,339	1,282
Income taxes	(665)	(596)	(463)
Net income	1,317	1,743	819
Net (income) loss attributable to noncontrolling interests	(6)	(4)	(7)
Net income attributable to Baker Hughes	$ 1,311	$ 1,739	$ 812
Basic earnings per share attributable to Baker Hughes	$ 2.98	$ 3.99	$ 2.06
Diluted earnings per share attributable to Baker Hughes	$ 2.97	$ 3.97	$ 2.06

See Notes to Consolidated Financial Statements

BAKER HUGHES INCORPORATED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,		
(In millions)	**2012**	**2011**	**2010**
Net income	$ 1,317	$ 1,743	$ 819
Other comprehensive income (loss):			
Foreign currency translation adjustments during the period	78	(44)	(41)
Pension and other postretirement benefits, net of tax (2012 - $(13); 2011 - $44; 2010 - $(5))	1	(92)	35
Other comprehensive income (loss)	79	(136)	(6)
Comprehensive income	1,396	1,607	813
Comprehensive (income) loss attributable to noncontrolling interests	(6)	(3)	(7)
Comprehensive income attributable to Baker Hughes	$ 1,390	$ 1,604	$ 806

See Notes to Consolidated Financial Statements

BAKER HUGHES INCORPORATED
CONSOLIDATED BALANCE SHEETS

(In millions, except par value)	December 31, 2012	December 31, 2011
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,015	$ 1,050
Accounts receivable - less allowance for doubtful accounts (2012 - $308; 2011 - $229)	4,815	4,878
Inventories, net	3,781	3,222
Deferred income taxes	266	251
Other current assets	540	396
Total current assets	10,417	9,797
Property, plant and equipment - less accumulated depreciation (2012 - $6,315; 2011 - $5,251)	8,707	7,415
Goodwill	5,958	5,956
Intangible assets, net	993	1,143
Other assets	614	536
Total assets	$ 26,689	$ 24,847
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts payable	$ 1,737	$ 1,810
Short-term debt and current portion of long-term debt	1,079	224
Accrued employee compensation	646	704
Income taxes payable	226	289
Other accrued liabilities	436	475
Total current liabilities	4,124	3,502
Long-term debt	3,837	3,845
Deferred income taxes and other tax liabilities	745	810
Liabilities for pensions and other postretirement benefits	579	578
Other liabilities	136	148
Commitments and contingencies		
Equity:		
Common stock, one dollar par value (shares authorized - 750; issued and outstanding: 2012 - 441; 2011 - 437)	441	437
Capital in excess of par value	7,495	7,303
Retained earnings	9,609	8,561
Accumulated other comprehensive loss	(476)	(555)
Baker Hughes stockholders' equity	17,069	15,746
Noncontrolling interests	199	218
Total equity	17,268	15,964
Total liabilities and equity	$ 26,689	$ 24,847

See Notes to Consolidated Financial Statements

BAKER HUGHES INCORPORATED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions, except per share amounts)	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total
Balance at December 31, 2009	$ 312	$ 874	$ 6,512	$ (414)	$ —	$ 7,284
Comprehensive income:						
Net income			812		7	819
Other comprehensive (loss)				(6)		(6)
Issuance of common stock to acquire BJ Services	118	5,986				6,104
Activity related to stock plans	2	58				60
Stock-based compensation cost		87				87
Cash dividends ($0.60 per share)			(241)			(241)
Net activity related to noncontrolling interests					179	179
Balance at December 31, 2010	$ 432	$ 7,005	$ 7,083	$ (420)	$ 186	$ 14,286
Comprehensive income:						
Net income			1,739		4	1,743
Other comprehensive (loss)				(135)	(1)	(136)
Activity related to stock plans	5	179				184
Stock-based compensation cost		108				108
Cash dividends ($0.60 per share)			(261)			(261)
Net activity related to noncontrolling interests		11			29	40
Balance at December 31, 2011	$ 437	$ 7,303	$ 8,561	$ (555)	$ 218	$ 15,964
Comprehensive income:						
Net income			1,311		6	1,317
Other comprehensive income				79		79
Activity related to stock plans	4	55				59
Stock-based compensation cost		115				115
Cash dividends ($0.60 per share)			(263)			(263)
Net activity related to noncontrolling interests		22			(25)	(3)
Balance at December 31, 2012	$ 441	$ 7,495	$ 9,609	$ (476)	$ 199	$ 17,268

See Notes to Consolidated Financial Statements

BAKER HUGHES INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
(In millions)	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 1,317	$ 1,743	$ 819
Adjustments to reconcile net income to net cash flows from operating activities:			
Depreciation and amortization	1,568	1,321	1,069
Benefit for deferred income taxes	(114)	(492)	(188)
Impairment of trade names	—	315	—
Gain on disposal of assets	(222)	(179)	(119)
Stock-based compensation cost	115	108	87
Loss on early extinguishment of debt	—	40	—
Provision for doubtful accounts	100	84	39
Loss on impairment of assets	55	—	—
Changes in operating assets and liabilities:			
Accounts receivable	16	(1,024)	(702)
Inventories	(547)	(641)	(243)
Accounts payable	(94)	314	292
Accrued employee compensation and other accrued liabilities	(90)	58	(182)
Income taxes payable	(56)	(121)	23
Other operating items, net	(213)	(19)	(39)
Net cash flows from operating activities	1,835	1,507	856
Cash flows from investing activities:			
Expenditures for capital assets	(2,910)	(2,461)	(1,491)
Purchase of short-term investments	—	—	(250)
Proceeds from maturities of short-term investments	—	250	—
Proceeds from disposal of assets	389	311	208
Acquisition of businesses, net of cash acquired	—	(5)	(888)
Other investing items, net	—	14	45
Net cash flows from investing activities	(2,521)	(1,891)	(2,376)
Cash flows from financing activities:			
Net proceeds of commercial paper borrowings and other debt with three months or less original maturity	764	125	52
Repayment of short-term debt	(92)	—	—
Proceeds of short-term debt	175	—	—
Proceeds of long-term debt	—	742	1,479
Repayment of long-term debt	—	(813)	—
Proceeds from issuance of common stock	81	183	74
Dividends paid	(263)	(261)	(241)
Other financing items, net	(19)	(6)	2
Net cash flows from financing activities	646	(30)	1,366
Effect of foreign exchange rate changes on cash	5	8	15
Decrease in cash and cash equivalents	(35)	(406)	(139)
Cash and cash equivalents, beginning of period	1,050	1,456	1,595
Cash and cash equivalents, end of period	$ 1,015	$ 1,050	$ 1,456
Supplemental cash flows disclosures:			
Income taxes paid, net of refunds	$ 941	$ 1,192	$ 637
Interest paid	$ 241	$ 237	$ 154
Supplemental disclosure of noncash investing activities:			
Capital expenditures included in accounts payable	$ 140	$ 111	$ 64

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Baker Hughes Incorporated ("Baker Hughes," "Company," "we," "our," or "us,") is a leading supplier of oilfield services, products, technology and systems used for drilling, formation evaluation, completion and production, pressure pumping, and reservoir development in the worldwide oil and natural gas industry. We also provide products and services for other businesses, including downstream refining, and process and pipeline industries.

Basis of Presentation

The consolidated financial statements include the accounts of Baker Hughes and all of our subsidiaries where we exercise control. For investments in subsidiaries that are not wholly-owned, but where we exercise control, the equity held by the minority owners and their portion of net income (loss) are reflected as noncontrolling interests. Investments over which we have the ability to exercise significant influence over operating and financial policies, but do not hold a controlling interest, are accounted for using the equity method of accounting. All significant intercompany accounts and transactions have been eliminated in consolidation. In the Notes to Consolidated Financial Statements, all dollar and share amounts in tabulations are in millions of dollars and shares, respectively, unless otherwise indicated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S.") requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions about future events and their effects cannot be perceived with certainty, and accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. While we believe that the estimates and assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates. Estimates are used for, but are not limited to, determining the following: allowance for doubtful accounts and inventory valuation reserves; recoverability of long-lived assets; useful lives used in depreciation and amortization; income taxes and related valuation allowances; accruals for contingencies and actuarial assumptions to determine costs and liabilities related to employee benefit plans; stock-based compensation and fair value of assets acquired and liabilities assumed in acquisitions.

Revenue Recognition

Our products and services are sold based upon purchase orders, contracts or other agreements with the customer that include fixed or determinable prices and that do not include right of return or other similar provisions or other significant post-delivery obligations. Our products are produced in a standard manufacturing operation, even if produced to our customer's specifications. We recognize revenue for these products upon delivery, when title passes, when collectability is reasonably assured and there are no further significant obligations for future performance. Provisions for estimated warranty returns or similar types of items are made at the time the related revenue is recognized. Revenue for services is recognized as the services are rendered and when collectability is reasonably assured. Rates for services are typically priced on a per day, per meter, per man hour or similar basis. In certain situations, revenue is generated from transactions that may include multiple products and services under one contract or agreement and which may be delivered to the customer over an extended period of time. Revenue from these arrangements is recognized in accordance with the above criteria and as each item or service is delivered based on their relative fair value.

Research and Engineering

Research and engineering expenses are expensed as incurred and include costs associated with the research and development of new products and services, and costs associated with sustaining engineering of existing products and services. Costs for research and development were $337 million, $324 million and $283 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Cash, Cash Equivalents and Short-term Investments

Cash equivalents include only those investments with an original maturity of three months or less. Short-term investments have an original maturity of greater than three months but less than one year. We maintain cash deposits with financial institutions that may exceed federally insured limits. We monitor the credit ratings and our concentration of risk with these financial institutions on a continuing basis to safeguard our cash deposits.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts based on various factors including historical experience, current aging status of the customer accounts, and the payment history and financial condition of our customers. Provisions for doubtful accounts are recorded when it becomes evident that the customer will not make the required payments at either contractual due dates or in the future.

Concentration of Credit Risk

We grant credit to our customers, which operate primarily in the oil and natural gas industry. Although this concentration could affect our overall exposure to credit risk, we believe that our risk is minimized because the majority of our business is conducted with major companies many of which are geographically diverse, thus spreading the credit risk. To manage this risk, we perform periodic credit evaluations of our customers' financial condition, including monitoring our customers' payment history and current credit worthiness. We do not generally require collateral in support of our trade receivables, but we may require payment in advance or security in the form of a letter of credit or bank guarantee. During 2012, 2011 and 2010, no individual customer accounted for more than 10% of our consolidated revenue.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out ("FIFO") method or the average cost method, which approximates FIFO, and includes the cost of materials, labor and manufacturing overhead. As necessary, we record provisions and maintain reserves for excess, slow moving and obsolete inventory. To determine these reserve amounts, we regularly review inventory quantities on hand and compare them to estimates of future product demand, market conditions, production requirements and technological developments.

Property, Plant and Equipment and Accumulated Depreciation

Property, plant and equipment ("PP&E") is stated at cost less accumulated depreciation, which is generally provided by using the straight-line method over the estimated useful lives of the individual assets. Significant improvements and betterments are capitalized if they extend the useful life of the asset. We manufacture a substantial portion of our tools and equipment and the cost of these items, which includes direct and indirect manufacturing costs, is capitalized and carried in inventory until it is completed. When complete, the cost is reflected in capital expenditures and is classified as machinery, equipment and other in PP&E. Maintenance and repairs are charged to expense as incurred. Upon sale or other disposition, the applicable amounts of asset cost and accumulated depreciation are removed from the balance sheet and the net amount, less proceeds from disposal, is charged or credited to income. The capitalized costs of computer software developed or purchased for internal use are classified in machinery, equipment and other.

Goodwill, Intangible Assets and Amortization

Goodwill is the excess of the consideration transferred over the fair value of the tangible and identifiable intangible assets and liabilities recognized. Goodwill and intangible assets with indefinite lives are not amortized. Intangible assets with finite useful lives are amortized on a basis that reflects the pattern in which the economic benefits of the intangible assets are realized, which is generally on a straight-line basis over the asset's estimated useful life.

Impairment of PP&E, Goodwill, Intangibles and Other Long-lived Assets

We review PP&E, intangible assets and certain other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable and at least annually for certain intangible assets. The determination of recoverability is made based upon the estimated undiscounted future net cash flows. The amount of impairment loss, if any, is determined by comparing the fair value, as determined by a discounted cash flow analysis, with the carrying value of the related assets.

We perform an annual impairment test of goodwill for each of our reporting units as of October 1, or more frequently if circumstances indicate that an impairment may exist. Our reporting units are based on our organizational and reporting structure. Corporate and other assets and liabilities are allocated to the reporting units to the extent that they relate to the operations of those reporting units in determining their carrying amount. The determination of impairment is made by comparing the carrying amount of each reporting unit with its fair value, which is generally calculated using a combination of market, comparable transaction and discounted cash flow approaches.

Income Taxes

We use the liability method in determining our provision and liabilities for our income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Deferred tax liabilities and assets, which are computed on the estimated income tax effect of temporary differences between financial and tax bases in assets and liabilities, are determined using the tax rate expected to be in effect when taxes are actually paid or recovered. A valuation allowance to reduce deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

We intend to indefinitely reinvest certain earnings of our foreign subsidiaries in operations outside the U.S., and accordingly, we have not provided for U.S. income taxes on such earnings. We do provide for the U.S. and additional non-U.S. taxes on earnings anticipated to be repatriated from our non-U.S. subsidiaries.

Our tax filings for various periods are subject to audit by tax authorities in most jurisdictions where we conduct business. These audits may result in assessments of additional taxes that are resolved with the authorities or through the courts. We have provided for the amounts we believe will ultimately result from these proceedings. In addition to the assessments that have been received from various tax authorities, we also provide for taxes for uncertain tax positions where formal assessments have not been received. We classify interest and penalties related to uncertain tax positions as income taxes in our financial statements.

Environmental Matters

Estimated remediation costs are accrued using currently available facts, existing environmental permits, technology and enacted laws and regulations. For sites where we are primarily responsible for the remediation, our cost estimates are developed based on internal evaluations and are not discounted. Accruals are recorded when it is probable that we will be obligated to pay for environmental site evaluation, remediation or related activities, and such costs can be reasonably estimated. As additional information becomes available, accruals are adjusted to reflect current cost estimates. Ongoing environmental compliance costs, such as obtaining environmental permits, installation of pollution control equipment and waste disposal, are expensed as incurred. Where we have been identified as a potentially responsible party in a U.S. federal or state "Superfund" site, we accrue our share of the estimated remediation costs of the site. This share is based on the ratio of the estimated volume of waste we contributed to the site to the total volume of waste disposed at the site.

Foreign Currency

A number of our significant foreign subsidiaries have designated the local currency as their functional currency and, as such, gains and losses resulting from balance sheet translation of foreign operations are included as a separate component of accumulated other comprehensive loss within stockholders' equity. Gains and losses from foreign currency transactions, such as those resulting from the settlement of receivables or payables in the non-functional currency, are included in marketing, general and administrative ("MG&A") expenses in the consolidated statements of income as incurred. For those foreign subsidiaries that have designated the U.S. Dollar as the functional currency, monetary assets and liabilities are remeasured at period-end exchange rates, and nonmonetary items are remeasured at historical exchange rates. Gains and losses resulting from this balance sheet remeasurement are also included in MG&A expenses in the consolidated statements of income as incurred.

Financial Instruments

Our financial instruments include cash and cash equivalents, accounts receivable, accounts payable, debt, and derivative financial instruments. Except for debt, the estimated fair value of our financial instruments at December 31, 2012 and 2011 approximates their carrying value as reflected in our consolidated balance sheets.

We monitor our exposure to various business risks including commodity prices, foreign currency exchange rates and interest rates and regularly use derivative financial instruments to manage these risks. Our policies do not permit the use of derivative financial instruments for speculative purposes. At the inception of a new derivative, we designate the derivative as a hedge or we determine the derivative to be undesignated as a hedging instrument as the facts dictate. We document the relationships between the hedging instruments and the hedged items, as well as our risk management objectives and strategy for undertaking various hedge transactions. We assess whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged item at both the inception of the hedge and on an ongoing basis.

We have a program that primarily utilizes foreign currency forward contracts to reduce the risks associated with the effects of certain foreign currency exposures. Under this program, our strategy is to have gains or losses on the foreign currency forward contracts mitigate the foreign currency transaction gains or losses to the extent practical. These foreign currency exposures typically arise from changes in the value of assets and liabilities which are denominated in currencies other than the functional currency. Our foreign currency forward contracts generally settle in less than 180 days. We record all derivatives as of the end of our reporting period in our consolidated balance sheet at fair value. For those forward contracts designated as fair value hedging instruments or held as undesignated hedging instruments, we record changes in fair value in our consolidated statements of income along with the change in fair value of the hedged item. Changes in the fair value of forward contracts designated as cash flow hedging instruments are recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is recognized in earnings. Recognized gains and losses on derivatives entered into to manage foreign currency exchange risk are included in MG&A expenses in the consolidated statements of income.

We had outstanding foreign currency forward contracts with notional amounts aggregating $207 million and $117 million to hedge exposure to currency fluctuations in various foreign currencies at December 31, 2012 and 2011, respectively. These contracts are either undesignated hedging instruments or designated and qualify as fair value hedging instruments. The fair value was determined using quoted market prices for contracts with similar terms and maturity dates and was not material at either December 31, 2012 or 2011. The effects of our derivative instruments in our consolidated statements of income were not material in each of the three years ended December 31, 2012.

New Accounting Standards Updates

In June 2011, the Financial Accounting Standards Board ("FASB") issued an update to Accounting Standards Codification ("ASC") 220, *Comprehensive Income*. This Accounting Standards Update ("ASU") requires entities to present components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements that would include reclassification adjustments by component for items that are reclassified from other comprehensive income to net income on the face of the financial statements. In December 2011, the FASB issued an update to this ASU indefinitely deferring the implementation of the reclassification adjustments by component requirement of the ASU issued in June 2011. We adopted the new presentation requirement in the first quarter of 2012 and are using the two-statement approach.

In September 2011, the FASB issued an update to ASC 350, *Intangibles - Goodwill and Other.* This ASU amends the guidance in ASC 350-20 on testing for goodwill impairment. The revised guidance allows entities testing for goodwill impairment to have the option of performing a qualitative assessment before calculating the fair value of the reporting unit. The ASU does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test annually for impairment. The ASU is limited to goodwill and does not amend the annual requirement for testing other indefinite-lived intangible assets for impairment. The ASU is effective for goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We adopted this ASU effective January 1, 2012, with no impact to our consolidated financial statements.

In July 2012, the FASB issued an update to ASC 350, *Intangibles - Goodwill and Other.* This ASU amends the guidance in ASC 350-30 on testing indefinite-lived intangible assets for impairment. The revised guidance permits an entity first to assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform the quantitative impairment test. The ASU is effective for impairment tests performed for fiscal years beginning after September 15, 2012. We will adopt this ASU for our 2013 impairment testing and do not expect it to have a material impact, if any, on our consolidated financial statements.

NOTE 2. STOCK-BASED COMPENSATION

Stock-based compensation cost is measured at the date of grant, based on the calculated fair value of the award, and is generally recognized on a straight-line basis over the vesting period of the equity grant net of forfeitures. The compensation cost is determined based on awards ultimately expected to vest; therefore, we have reduced the cost for estimated forfeitures based on historical forfeiture rates. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods to reflect actual forfeitures. There were no stock-based compensation costs capitalized as the amounts were not material.

Stock-based compensation costs are as follows for the years ended December 31:

	2012	2011	2010
Stock-based compensation cost	$ 115	$ 108	$ 87
Tax benefit	(20)	(22)	(18)
Stock-based compensation cost, net of tax	$ 95	$ 86	$ 69

For our stock options and restricted stock awards and units, we currently have 32.5 million authorized for issuance and as of December 31, 2012, approximately 7 million shares were available for future grants. Our policy is to issue new shares for exercises of stock options, when restricted stock awards are granted, at vesting of restricted stock units, and issuances under the employee stock purchase plan.

Stock Options

Our stock option plans provide for the issuance of stock options to directors, officers and other key employees at an exercise price equal to the fair market value of the stock at the date of grant. Although subject to the terms of the stock option agreement, substantially all of the stock options become exercisable in three equal annual installments, beginning a year from the date of grant, and generally expire ten years from the date of grant. The stock option plans provide for the acceleration of vesting upon the employee's retirement; therefore, the service period is reduced for employees that are or will become retirement eligible during the vesting period, and accordingly, the recognition of compensation expense for these employees is accelerated.

The fair value of each stock option granted is estimated using the Black-Scholes option pricing model. The following table presents the weighted average assumptions used in the option pricing model for options granted. The expected life of the options represents the period of time the options are expected to be outstanding. The expected life is based on our historical exercise trends and post-vest termination data incorporated into a forward-looking stock price model. The expected volatility is based on our implied volatility, which is the volatility forecast that is implied by the prices of actively traded options to purchase our stock observed in the market. The risk-free interest rate is based on the observed U.S. Treasury yield curve in effect at the time the options were granted. The dividend yield is based on our history of dividend payouts.

	2012	2011	2010
Expected life (years)	5.4	5.0	5.0
Risk-free interest rate	0.9%	1.8%	2.2%
Volatility	41.4%	40.8%	39.8%
Dividend yield	1.4%	0.9%	1.2%
Weighted average fair value per share at grant date	$ 14.51	$ 24.20	$ 16.24

The following table presents the changes in stock options outstanding and related information (in thousands, except per option prices):

	Number of Options	Weighted Average Exercise Price Per Option
Outstanding at December 31, 2011	9,432	$ 55.34
Granted	2,624	43.16
Exercised	(209)	32.18
Forfeited	(65)	51.49
Expired	(626)	75.00
Outstanding at December 31, 2012	11,156	$ 51.79
Exercisable at December 31, 2012	7,535	$ 53.13

The weighted average remaining contractual term for options outstanding and options exercisable at December 31, 2012 was 5.8 years and 5.3 years, respectively.

The total intrinsic value of stock options (defined as the amount by which the market price of our common stock on the date of exercise exceeds the exercise price of the option) exercised in 2012, 2011 and 2010 was $3 million, $74 million and $18 million, respectively. The income tax benefit realized from stock options exercised was $0.8 million, $20 million and $0.9 million in 2012, 2011 and 2010, respectively.

The total fair value of options vested in 2012, 2011 and 2010 was $28 million, $22 million and $20 million, respectively. As of December 31, 2012, there was $18 million of total unrecognized compensation cost related to unvested stock options, which is expected to be recognized over a weighted average period of two years.

The total intrinsic value of stock options outstanding at December 31, 2012 was $21 million, of which $19 million relates to options vested and exercisable. The intrinsic value for stock options outstanding is calculated as the amount by which the quoted price of $40.85 of our common stock as of the end of 2012 exceeds the exercise price of the options.

Restricted Stock Awards and Units

In addition to stock options, officers, directors and key employees may be granted restricted stock awards ("RSA"), which is an award of common stock with no exercise price, or restricted stock units ("RSU"), where each unit represents the right to receive, at the end of a stipulated period, one unrestricted share of stock with no exercise price. RSAs and RSUs are subject to cliff or graded vesting, generally ranging over a three to five year period. We determine the fair value of restricted stock awards and restricted stock units based on the market price of our common stock on the date of grant.

The following table presents the combined changes of RSAs and RSUs and related information (in thousands, except per share/unit prices):

	Number of Awards	Weighted Average Grant Date Fair Value Per Share
Unvested balance at December 31, 2011	2,252	$ 51.70
Granted	1,561	47.10
Vested	(1,156)	47.54
Forfeited	(246)	51.83
Unvested balance at December 31, 2012	2,411	$ 50.71

The weighted average grant date fair value per share for RSAs and RSUs granted in 2012, 2011 and 2010 was $47.10, $63.01 and $47.46, respectively. The total fair value of RSAs and RSUs vested in 2012, 2011 and 2010 was $55 million, $52 million and $36 million, respectively. As of December 31, 2012, there was $72 million of total unrecognized compensation cost related to unvested RSAs and RSUs, which is expected to be recognized over a weighted average period of two years.

Employee Stock Purchase Plan

The Employee Stock Purchase Plan ("ESPP") provides for eligible employees to purchase shares on an after-tax basis in an amount between 1% and 10% of their annual pay: (i) on June 30 of each year at a 15% discount of the fair market value of our common stock on January 1 or June 30, whichever is lower, and (ii) on December 31 of each year at a 15% discount of the fair market value of our common stock on July 1 or December 31, whichever is lower. An employee may not purchase more than $5,000 in either of the six-month measurement periods described above or $10,000 annually.

We currently have 22.5 million shares authorized for issuance, and at December 31, 2012, there were 1.9 million shares reserved for future issuance. Compensation cost for the years ended December 31, was calculated using the Black-Scholes option pricing model with the following assumptions:

	2012	2011	2010
Expected life (years)	0.5	0.5	0.5
Risk-free interest rate	0.1%	0.1%	0.2%
Volatility	44.1%	36.6%	44.2%
Dividend yield	1.3%	1.0%	1.5%
Fair value per share of the 15% cash discount	$ 6.71	$ 9.62	$ 6.16
Fair value per share of the look-back provision	5.46	6.50	4.98
Total weighted average fair value per share at grant date	$ 12.17	$ 16.12	$ 11.14

We calculated estimated volatility using historical daily prices based on the expected life of the stock purchase plan. The risk-free interest rate is based on the observed U.S. Treasury yield curve in effect at the time the ESPP shares were granted. The dividend yield is based on our history of dividend payouts.

NOTE 3. INCOME TAXES

The provision for income taxes is comprised of the following for the years ended December 31:

	2012	2011	2010
Current:			
U.S.	$ 251	$ 609	$ 179
Foreign	528	479	472
Total current	779	1,088	651
Deferred:			
U.S.	(57)	(315)	(107)
Foreign	(57)	(177)	(81)
Total deferred	(114)	(492)	(188)
Provision for income taxes	$ 665	$ 596	$ 463

The geographic sources of income before income taxes are as follows for the years ended December 31:

	2012	2011	2010
U.S.	$ 700	$ 1,466	$ 534
Foreign	1,282	873	748
Income before income taxes	$ 1,982	$ 2,339	$ 1,282

The provision for income taxes differs from the amount computed by applying the U.S. statutory income tax rate to income before income taxes for the reasons set forth below for the years ended December 31:

	2012	2011	2010
Statutory income tax at 35%	$ 694	$ 819	$ 449
Effect of foreign operations	(40)	(11)	(54)
Net tax charge related to foreign losses	17	51	64
Adjustments of prior years' tax positions	(57)	(51)	(35)
State income taxes - net of U.S. tax benefit	36	40	19
Impact of reorganization of foreign subsidiaries	—	(214)	—
Other - net	15	(38)	20
Provision for income taxes	$ 665	$ 596	$ 463

During 2011, we reorganized certain of our foreign subsidiaries. As a result of the reorganization, previously accrued U.S. deferred income taxes related to those subsidiaries were reduced by $214 million to account for certain foreign tax credits that existed prior to the acquisition of BJ Services and are now available to offset future U.S. taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carryforwards.

The tax effects of our temporary differences and carryforwards are as follows at December 31:

	2012	2011
Deferred tax assets:		
Receivables	$ 76	$ 42
Inventory	250	228
Employee benefits	125	131
Other accrued expenses	154	173
Operating loss carryforwards	245	228
Tax credit carryforwards	460	372
Other	70	84
Subtotal	1,380	1,258
Valuation allowances	(389)	(318)
Total	991	940
Deferred tax liabilities:		
Goodwill and other intangibles	385	423
Property	355	273
Undistributed earnings of foreign subsidiaries	374	366
Other	27	42
Total	1,141	1,104
Net deferred tax liability	$ (150)	$ (164)

We record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. We have provided a valuation allowance for operating loss and foreign tax credit carryforwards in certain non-U.S. jurisdictions. The increase in the valuation allowances of $71 million resulted primarily from net tax charges related to foreign losses. The operating loss carryforwards without a valuation allowance will expire in varying amounts over the next twenty years.

We have provided relevant U.S. and foreign taxes for the anticipated repatriation of certain earnings of our foreign subsidiaries. We consider the undistributed earnings of our foreign subsidiaries above the amount for which taxes have already been provided to be indefinitely reinvested, as we have no current intention to repatriate these earnings. As such, deferred income taxes are not provided for temporary differences of approximately $2.6 billion at December 31, 2012, representing earnings of non-U.S. subsidiaries intended to be indefinitely reinvested. These additional foreign earnings could become subject to additional tax, if remitted, or deemed remitted, as a dividend. Computation of the potential deferred tax liability associated with these undistributed earnings and any other basis differences, is not practicable.

At December 31, 2012, we had approximately $109 million of foreign tax credits which may be carried forward indefinitely under applicable foreign law and $349 million of foreign tax credits available to offset future payments of U.S. federal income taxes, primarily expiring in 2019 through 2023. In addition, at December 31, 2012, we had approximately $2 million of state tax credits expiring in varying amounts between 2016 and 2021.

At December 31, 2012, we had $267 million of tax liabilities for gross unrecognized tax benefits, which includes liabilities for interest and penalties of $47 million and $24 million, respectively. If we were to prevail on all uncertain tax positions, the net effect would be a decrease to our income tax provision of approximately $243 million. The remaining approximately $24 million is offset by deferred tax assets that represent tax benefits that would be received in different taxing jurisdictions in the event that we did not prevail on all uncertain tax positions.

The following table presents the changes in our unrecognized tax benefits and associated interest and penalties included in the consolidated balance sheets.

	Gross Unrecognized Tax Benefits, Excluding Interest and Penalties	Interest and Penalties	Total Gross Unrecognized Tax Benefits
Balance at December 31, 2009	$ 250	$ 89	$ 339
Acquisition of BJ Services	102	28	130
Increase (decrease) in prior year tax positions	(16)	4	(12)
Increase in current year tax positions	4	3	7
Decrease related to settlements with taxing authorities	(7)	(5)	(12)
Decrease related to lapse of statute of limitations	(6)	(1)	(7)
Decrease due to effects of foreign currency translation	(3)	(4)	(7)
Balance at December 31, 2010	324	114	438
Increase (decrease) in prior year tax positions	(5)	12	7
Increase in current year tax positions	8	11	19
Decrease related to settlements with taxing authorities	(3)	(1)	(4)
Decrease related to lapse of statute of limitations	(38)	(38)	(76)
Decrease due to effects of foreign currency translation	(3)	(2)	(5)
Balance at December 31, 2011	283	96	379
Increase (decrease) in prior year tax positions	(18)	(5)	(23)
Increase in current year tax positions	6	1	7
Decrease related to settlements with taxing authorities	(34)	(9)	(43)
Decrease related to lapse of statute of limitations	(38)	(9)	(47)
Decrease due to effects of foreign currency translation	(3)	(3)	(6)
Balance at December 31, 2012	$ 196	$ 71	$ 267

It is expected that the amount of unrecognized tax benefits will change in the next twelve months due to expiring statutes, audit activity, tax payments, competent authority proceedings related to transfer pricing, or final decisions in matters that are the subject of litigation in various taxing jurisdictions in which we operate. At December 31, 2012, we had approximately $29 million of tax liabilities, net of $20 million of tax assets, related to uncertain tax positions, each of which are individually insignificant, and each of which are reasonably possible of being settled within the next twelve months.

At December 31, 2012, approximately $218 million of total gross unrecognized tax benefits were included in the noncurrent portion of our income tax liabilities, for which the settlement period cannot be determined; however, it is not expected to be within the next twelve months.

We operate in more than 80 countries and are subject to income taxes in most taxing jurisdictions in which we operate. The following table summarizes the earliest tax years that remain subject to examination by the major taxing jurisdictions in which we operate. These jurisdictions are those we project to have the highest tax liability for 2013.

Jurisdiction	Earliest Open Tax Period	Jurisdiction	Earliest Open Tax Period
Canada	2004	Norway	1999
Germany	2003	U.K.	2010
Netherlands	2006	U.S.	2008

NOTE 4. EARNINGS PER SHARE

A reconciliation of the number of shares used for the basic and diluted earnings per share ("EPS") computations is as follows for the years ended December 31:

	2012	2011	2010
Weighted average common shares outstanding for basic EPS	440	436	394
Effect of dilutive securities - stock plans	1	2	1
Adjusted weighted average common shares outstanding for diluted EPS	441	438	395
Future potentially dilutive shares excluded from diluted EPS:			
Options with an exercise price greater than the average market price for the period	7	3	7

NOTE 5. INVENTORIES

Inventories, net of reserves of $346 million and $304 million in 2012 and 2011, respectively, are comprised of the following at December 31:

	2012	2011
Finished goods	$ 3,336	$ 2,830
Work in process	228	231
Raw materials	217	161
Total	$ 3,781	$ 3,222

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are comprised of the following at December 31:

	Useful Life	2012	2011
Land		$ 253	$ 193
Buildings and improvements	5 - 30 years	2,408	1,998
Machinery, equipment and other	1 - 20 years	12,361	10,475
Subtotal		15,022	12,666
Less: Accumulated depreciation		6,315	5,251
Total		$ 8,707	$ 7,415

Depreciation expense relating to property, plant and equipment was $1,427 million, $1,221 million and $991 million in 2012, 2011 and 2010, respectively.

NOTE 7. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill are detailed below by reportable segment.

	North America	Latin America	Europe/ Africa/ Russia Caspian	Middle East/ Asia Pacific	Industrial Services and Other	Total
Balance at December 31, 2011	$ 3,075	$ 586	$ 1,031	$ 858	$ 406	$ 5,956
Reclassification and other	(6)	—	(13)	(6)	27	2
Balance at December 31, 2012	$ 3,069	$ 586	$ 1,018	$ 852	$ 433	$ 5,958

We perform an annual impairment test of goodwill as of October 1 of every year. There were no impairments of goodwill in any of the three years ended December 31, 2012 related to the annual impairment test.

Intangible assets are comprised of the following at December 31:

	2012			2011		
	Gross Carrying Amount	Less: Accumulated Amortization	Net	Gross Carrying Amount	Less: Accumulated Amortization	Net
Definite lived intangibles:						
Technology	$ 787	$ 282	$ 505	$ 755	$ 231	$ 524
Contract-based	16	10	6	17	9	8
Trade names	121	60	61	121	16	105
Customer relationships	494	117	377	497	77	420
Subtotal	1,418	469	949	1,390	333	1,057
Indefinite lived intangibles:						
IPR&D	44	—	44	86	—	86
Total	$ 1,462	$ 469	$ 993	$ 1,476	$ 333	$ 1,143

During 2011, we recognized impairments of certain trade names, the majority of which related to the impairment of the BJ Services trade name. As a result, we recorded a charge of $315 million before-tax ($220 million net of tax) in net income. The BJ Services trade name was classified as an indefinite lived intangible asset and, therefore, was not being amortized. The impairment of the BJ Services trade name was due to the decision to minimize the use of the BJ Services trade name as part of our overall branding strategy. The BJ Services trade name was revalued resulting in a revised fair value of $61 million, with a remaining useful life of three years, which we began amortizing in 2012 on an accelerated basis.

The following table details the impairment charge by reportable segment.

	2011
North America	$ 105
Latin America	64
Europe/Africa/Russia Caspian	48
Middle East/Asia Pacific	47
Industrial Services and Other	51
Total	$ 315

Intangible assets are generally amortized on a straight-line basis with estimated useful lives ranging from 2 to 30 years. Amortization expense included in net income for the years ended December 31, 2012, 2011 and 2010 was $140 million, $96 million and $76 million, respectively. Estimated amortization expense for each of the subsequent five fiscal years is expected to be as follows: 2013 - $116 million; 2014 - $101 million; 2015 - $94 million; 2016 - $92 million; and 2017 - $88 million.

NOTE 8. INDEBTEDNESS

Total debt consisted of the following at December 31, net of unamortized discount and debt issuance cost:

	2012	2011
6.0% Notes due June 2018 with an effective interest rate of 6.29%	$ 263	$ 265
7.5% Senior Notes due November 2018 with an effective interest rate of 7.61%	744	743
3.2% Senior Notes due August 2021 with an effective interest rate of 3.32%	743	742
8.55% Debentures due June 2024 with an effective interest rate of 8.76%	148	148
6.875% Notes due January 2029 with an effective interest rate of 7.08%	393	393
5.125% Notes due September 2040 with an effective interest rate of 5.22%	1,480	1,479
Commercial paper with an effective interest rate of 0.24%	925	130
Other debt	220	169
Total debt	4,916	4,069
Less: short-term debt and current portion of long-term debt	1,079	224
Long-term debt	$ 3,837	$ 3,845

The estimated fair value of total debt at December 31, 2012 and 2011 was $5,829 million and $4,910 million, respectively, which differs from the carrying amounts of $4,916 million and $4,069 million, respectively, included in our consolidated balance sheets. The fair value was determined using quoted period end market prices.

At December 31, 2012 we had a $2.5 billion committed revolving credit facility maturing in September 2016. As of December 31, 2012, we were in compliance with all of the facility's covenants. There were no direct borrowings under the committed revolving credit facility during 2012. We also have a commercial paper program under which we may issue up to $2.5 billion in commercial paper with maturities of no more than 270 days. The maximum combined borrowing at any point in time under both the commercial paper program and the credit facility is $2.5 billion. At December 31, 2012, we had $925 million of commercial paper outstanding. Maturities of debt at December 31, 2012 are as follows: 2013 - $1,079 million; 2014 - $10 million; 2015 - $13 million; 2016 - $15 million; 2017 - $8 million; and $3,791 million thereafter.

In 2011, we redeemed in full our 6.5% Senior Notes due in November 2013, which resulted in the payment of a redemption premium of $63 million and in a pre-tax loss on the early extinguishment of this debt of $40 million, which included the redemption premium and the write off of the remaining original debt issuance cost and debt discount, partially offset by a gain of $25 million from the termination of two related interest rate swap agreements.

NOTE 9. SEGMENT INFORMATION

We conduct our business primarily through operating segments that are aligned with our geographic regions, which have been aggregated into the following five reportable segments:

- North America (U.S. and Canada)
- Latin America
- Europe/Africa/Russia Caspian
- Middle East/Asia Pacific
- Industrial Services and Other

We aggregate our operating segments within each reportable segment because they have similar economic characteristics and because the long-term financial performance of the operating segments is affected by similar economic conditions. The performance of our operating segments is evaluated based on profit before tax, which is defined as income before income taxes and before the following: net interest expense, corporate expenses, and certain gains and losses not allocated to the operating segments.

In the first quarter of 2012, we changed our reporting structure to include the reservoir development services business ("RDS") within our four oilfield geographic segments. All prior period segment disclosures for revenue and profit before tax have been reclassified to include RDS within our four oilfield geographic segments. The impact of these changes to the Industrial Services and Other segment was to reduce revenue by $108 million and $92 million for the year ended December 31, 2011 and 2010, respectively; and increase profit before tax by $42 million and $28 million for the year ended December 31, 2011 and 2010, respectively. For 2011, segment profit before tax includes the charge of $315 million related to the impairment of trade names. For further discussion of the trade name impairments and breakdown by reportable segment, see Note 7. Goodwill and Intangible Assets.

Summarized financial information is shown in the following table.

	2012		2011		2010	
Segments	**Revenue**	**Profit (Loss) Before Tax**	**Revenue**	**Profit (Loss) Before Tax**	**Revenue**	**Profit (Loss) Before Tax**
North America	$ 10,836	$ 1,268	$ 10,279	$ 1,908	$ 6,642	$ 1,146
Latin America	2,399	197	2,190	223	1,576	74
Europe/Africa/Russia Caspian	3,634	586	3,372	336	3,050	257
Middle East/Asia Pacific	3,275	313	2,852	310	2,267	169
Industrial Services and Other	1,217	131	1,138	95	879	127
Total Operations	21,361	2,495	19,831	2,872	14,414	1,773
Corporate and Other	—	(513)	—	(533)	—	(491)
Total	$ 21,361	$ 1,982	$ 19,831	$ 2,339	$ 14,414	$ 1,282

The following table presents the details of "Corporate and Other" segment loss for the years ended December 31:

	2012	2011	2010
Corporate and other expenses	$ (303)	$ (272)	$ (222)
Interest expense, net	(210)	(221)	(141)
Loss on early extinguishment of debt	—	(40)	—
Gain on investments	—	—	6
Acquisition-related costs	—	—	(134)
Total	$ (513)	$ (533)	$ (491)

The following tables present capital expenditures and depreciation and amortization by segment for the years ended December 31 and total assets by segment at December 31:

	2012		2011		2010	
Segments	**Capital Expenditures**	**Depreciation and Amortization**	**Capital Expenditures**	**Depreciation and Amortization**	**Capital Expenditures**	**Depreciation and Amortization**
North America	$ 1,373	$ 750	$ 1,243	$ 625	$ 599	$ 437
Latin America	234	225	274	202	191	174
Europe/Africa/Russia Caspian	374	257	357	236	312	231
Middle East/Asia Pacific	345	234	228	207	206	187
Industrial Services and Other	563	55	325	49	177	37
Total Operations	2,889	1,521	2,427	1,319	1,485	1,066
Corporate and Other	21	47	34	2	6	3
Total	$ 2,910	$ 1,568	$ 2,461	$ 1,321	$ 1,491	$ 1,069

Total Assets	**2012**	**2011**	**2010**
North America	$ 10,176	$ 9,809	$ 8,266
Latin America	2,898	2,730	2,728
Europe/Africa/Russia Caspian	3,896	3,848	3,550
Middle East/Asia Pacific	3,685	3,321	3,139
Industrial Services and Other	4,792	4,227	3,543
Total Operations	25,447	23,935	21,226
Corporate and Other	1,242	912	1,760
Total	$ 26,689	$ 24,847	$ 22,986

Assets of our Global Products and Services group, which includes product line marketing and technology, supply chain, and information technology organizations, are included in the Industrial Services and Other segment. All costs and expenses, including depreciation and amortization, for the Global Products and Services group have been allocated to our segments as these enterprise organizations support our global operations. Corporate assets include cash, certain property, plant and equipment, and certain other noncurrent assets.

The following tables present geographic consolidated revenue and consolidated revenue for each group of similar products and services for the years ended December 31:

	2012	**2011**	**2010**
U.S.	$ 9,903	$ 9,131	$ 6,043
Canada and other	1,598	1,768	1,186
North America	11,501	10,899	7,229
Latin America	2,436	2,220	1,583
Europe/Africa/Russia Caspian	3,981	3,671	3,218
Middle East/Asia Pacific	3,443	3,041	2,384
Total	$ 21,361	$ 19,831	$ 14,414

	2012	2011	2010
Completion and Production	$ 12,949	$ 12,469	$ 8,548
Drilling and Evaluation	7,195	6,224	4,987
Industrial Services and Other	1,217	1,138	879
Total	$ 21,361	$ 19,831	$ 14,414

The following table presents net property, plant and equipment by its geographic location at December 31:

	2012	2011	2010
U.S.	$ 4,627	$ 3,752	$ 3,023
Canada and other	642	529	467
North America	5,269	4,281	3,490
Latin America	912	891	788
Europe/Africa/Russia Caspian	1,419	1,325	1,118
Middle East/Asia Pacific	1,107	918	914
Total	$ 8,707	$ 7,415	$ 6,310

NOTE 10. EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT PLANS

We have both funded and unfunded noncontributory defined benefit pension plans ("Pension Benefits") covering certain employees primarily in the U.S., the U.K., Germany and Canada. Under the provisions of the U.S. qualified pension plan (the "U.S. Plan"), a hypothetical cash balance account is established for each participant. Such accounts receive quarterly credits based on a percentage according to the employee's age on the last day of the quarter applied to quarterly eligible compensation and interest credits based on the balance in the account on the last day of the quarter. For the majority of the participants in the U.K. pension plans, we do not accrue benefits as the plans are frozen. The Germany pension plan is an unfunded plan where benefits are based on creditable years of service, creditable pay and accrual rates. The Canada pension plan is frozen, and we no longer accrue on a defined benefit basis. We also provide certain postretirement health care benefits ("other postretirement benefits"), through an unfunded plan, to a closed group of U.S. employees who retire and have met certain age and service requirements. This plan was amended during 2012 and as a result was closed to new participants as of December 31, 2012. This amendment resulted in a reduction in the benefit obligation of $69 million, which was recorded as a prior service credit in accumulated other comprehensive loss.

Funded Status

Below is the reconciliation of the beginning and ending balances of benefit obligations, fair value of plan assets and the funded status of our plans.

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2012	2011	2012	2011	2012	2011
Change in benefit obligation:						
Benefit obligation at beginning of year	$ 524	$ 444	$ 643	$ 593	$ 196	$ 166
Service cost	63	38	8	9	13	8
Interest cost	21	21	32	33	7	8
Actuarial loss	20	43	76	25	16	28
Benefits paid	(34)	(19)	(22)	(16)	(15)	(14)
Plan amendments	—	—	9	—	(69)	—
Settlements	—	—	(23)	—	—	—
Other	(5)	(3)	(8)	(1)	—	—
Exchange rate adjustments	—	—	25	—	—	—
Benefit obligation at end of year	589	524	740	643	148	196
Change in plan assets:						
Fair value of plan assets at beginning of year	433	416	526	474	—	—
Actual return on plan assets	53	(5)	43	38	—	—
Employer contributions	76	43	44	28	15	14
Benefits paid	(34)	(19)	(22)	(16)	(15)	(14)
Settlements	—	—	(23)	—	—	—
Other	(4)	(2)	—	1	—	—
Exchange rate adjustments	—	—	24	1	—	—
Fair value of plan assets at end of year	524	433	592	526	—	—
Funded status - underfunded at end of year	$ (65)	$ (91)	$ (148)	$ (117)	$ (148)	$ (196)
Accumulated benefit obligation	$ 540	$ 491	$ 700	$ 616	$ 148	$ 196

The amounts recognized in the consolidated balance sheets consist of the following at December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2012	2011	2012	2011	2012	2011
Noncurrent assets	$ —	$ —	$ 2	$ 6	$ —	$ —
Current liabilities	(2)	(3)	(8)	(5)	(15)	(16)
Noncurrent liabilities	(63)	(88)	(142)	(118)	(133)	(180)
Net amount recognized	$ (65)	$ (91)	$ (148)	$ (117)	$ (148)	$ (196)

The funded status position represents the difference between the benefit obligation and the plan assets. The projected benefit obligation ("PBO") for pension benefits represents the actuarial present value of benefits attributed to employee services and compensation and includes an assumption about future compensation levels. The accumulated benefit obligation ("ABO") is the actuarial present value of pension benefits attributed to employee service to date and present compensation levels. The ABO differs from the PBO in that the ABO does not include any assumptions about future compensation levels.

Information for the plans with ABOs in excess of plan assets is as follows at December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2012	2011	2012	2011	2012	2011
Projected benefit obligation	$ 19	$ 524	$ 395	$ 345	n/a	n/a
Accumulated benefit obligation	$ 19	$ 491	$ 366	$ 322	$ 148	$ 196
Fair value of plan assets	$ —	$ 433	$ 255	$ 225	n/a	n/a

Weighted average assumptions used to determine benefit obligations for these plans are as follows for the years ended December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2012	2011	2012	2011	2012	2011
Discount rate	3.6%	4.2%	4.4%	5.0%	3.2%	3.8%
Rate of compensation increase	5.6%	5.4%	4.4%	4.4%	n/a	n/a
Social security increase	2.8%	2.8%	2.1%	2.1%	n/a	n/a

The development of the discount rate for our U.S. plans and substantially all non-U.S. plans was based on a bond matching model, whereby a hypothetical bond portfolio of high-quality, fixed-income securities is selected that will match the cash flows underlying the projected benefit obligation.

Accumulated Other Comprehensive Loss

The amount recorded before-tax in accumulated other comprehensive loss related to employee benefit plans consists of the following at December 31:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Postretirement Benefits	
	2012	2011	2012	2011	2012	2011
Net actuarial loss	$ 205	$ 219	$ 193	$ 130	$ 53	$ 38
Net prior service cost (credit)	2	2	9	—	(95)	(28)
Total	$ 207	$ 221	$ 202	$ 130	$ (42)	$ 10

The estimated net actuarial loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss and included in net periodic benefit cost in 2013 are $21 million and $1 million, respectively. The estimated net actuarial loss and prior service credit for the other postretirement benefits that will be amortized from accumulated other comprehensive loss and included in net periodic benefit cost in 2013 are $3 million and $7 million, respectively.

Net Periodic Benefit Cost

The components of net periodic cost (benefit) are as follows for the years ended December 31:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits		
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Service cost	$ 63	$ 38	$ 32	$ 8	$ 9	$ 8	$ 13	$ 8	$ 10
Interest cost	21	21	22	32	33	26	7	8	9
Expected return on plan assets	(35)	(31)	(28)	(36)	(33)	(23)	—	—	—
Amortization of prior service cost	—	—	—	—	—	—	(2)	(2)	1
Amortization of net actuarial loss	15	10	11	6	4	4	1	—	—
Curtailment/settlements	—	—	—	4	(4)	(1)	—	—	—
Net periodic cost	$ 64	$ 38	$ 37	$ 14	$ 9	$ 14	$ 19	$ 14	$ 20

Weighted average assumptions used to determine net periodic cost (benefit) for these plans are as follows for the years ended December 31:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Postretirement Benefits		
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Discount rate	4.2%	4.9%	5.9%	5.0%	5.5%	5.6%	3.8%	4.9%	5.9%
Expected long-term return on plan assets	7.4%	7.8%	7.8%	6.7%	6.7%	6.6%	n/a	n/a	n/a
Rate of compensation increase	5.4%	5.4%	4.0%	4.4%	4.3%	4.2%	n/a	n/a	n/a
Social security increase	2.8%	2.8%	3.5%	2.1%	2.9%	3.2%	n/a	n/a	n/a

In selecting the expected rate of return on plan assets, we consider the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of these plans. This includes considering the trusts' asset allocation and the expected returns likely to be earned over the life of the plans.

Health Care Cost Trend Rates

Assumed health care cost trend rates have a significant effect on the amounts reported for other postretirement benefits. As of December 31, 2012, the health care cost trend rate was 8.1% for employees under age 65, declining gradually each successive year until it reaches 4.5%. A one percentage point change in assumed health care cost trend rates would have had the following effects on 2012:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$ 0.3	$ (0.3)
Effect on postretirement welfare benefit obligation	$ 5.4	$ (5.2)

Plan Assets

We have investment committees that meet regularly to review the portfolio returns and to determine asset-mix targets based on asset/liability studies. Third-party investment consultants assist us in developing asset allocation strategies to determine our expected rates of return and expected risk for various investment portfolios. The investment committees considered these strategies in the formal establishment of the current asset-mix targets based on the projected risk and return levels for all major asset classes.

All investments are held in the form of units of funds. The funds hold underlying securities and are redeemable at the measurement date. Investments in equities and fixed-income funds are generally measured at fair value based on daily closing prices provided by active exchanges or on the basis of observable, market-based inputs. Investments in hedge funds are generally measured at fair value on the basis of their net asset values, which are provided by the investment sponsor or third party administrator. The fair values of investments in real estate funds are based on appraised values developed using comparable market transactions or discounted cash flows.

U.S. Qualified Pension Plan

The investment policy of the U.S. Plan was developed after examining the historical relationships of risk and return among asset classes and the relationship between the expected behavior of the U.S. Plan's assets and liabilities. The investment policy of the U.S. Plan is designed to provide the greatest probability of meeting or exceeding the U.S. Plan's objectives at the lowest possible risk. In evaluating risk, the investment committee for the U.S. Plan ("U.S. Committee") reviews the long-term characteristics of various asset classes, focusing on balancing risk with expected return. Accordingly, the U.S. Committee selected the following five asset classes as allowable investments for the assets of the U.S. Plan: U.S. equities, U.S. fixed-income securities, non-U.S. equities, real estate and hedge funds.

The fair value of the assets in our U.S. Plan at December 31, 2012 and 2011, by asset category, are presented below and were determined based on valuation techniques categorized as follows:

- Level One: The use of quoted prices in active markets for identical financial instruments.
- Level Two: The use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or other inputs that are observable in the market or can be corroborated by observable market data.
- Level Three: The use of significantly unobservable inputs that typically require the use of management's estimates of assumptions that market participants would use in pricing.

	2012				2011			
Asset Category	**Total Asset Value**	**Level One**	**Level Two**	**Level Three**	**Total Asset Value**	**Level One**	**Level Two**	**Level Three**
Cash and Cash Equivalents	$ 3	$ —	$ 3	$ —	$ 6	$ —	$ 6	$ —
Fixed Income [1]	101	—	101	—	96	—	96	—
Non-U.S. Equity [2]	111	—	111	—	104	—	104	—
U.S. Equity [3]	106	—	106	—	104	—	104	—
Hedge Funds [4]	172	—	—	172	110	—	—	110
Real Estate Funds [5]	7	—	—	7	5	—	—	5
Real Estate Investment Trust Equity	8	—	8	—	8	—	8	—
Private Equity [6]	16	—	—	16	—	—	—	—
Total	$ 524	$ —	$ 329	$ 195	$ 433	$ —	$ 318	$ 115

(1) A multi-manager strategy investing in fixed income securities. The current allocation includes: 24% in corporate bonds; 20% in mutual funds (government agencies); 18% in mutual funds (corporate bonds); 16% in government mortgage-backed securities; 14% in government bonds; 5% in asset-backed securities; and 3% in cash and other securities.

(2) Multi-manager strategy investing in common stocks of non-U.S. listed companies using both value and growth approaches.

(3) Multi-manager strategy investing in common stocks of U.S. listed companies using value and growth approaches.

(4) Strategies taking long and short positions in equities, fixed income securities, currencies and derivative contracts.
(5) Strategy investing in the global private real estate secondary market using a value-based investment approach.
(6) Partnership making opportunistic investments on a global basis across asset classes, capital structures and geographies.

Non-U.S. Pension Plans

The investment policies of our pension plans with plan assets, which are primarily in Canada and the U.K., (the "Non-U.S. Plans"), cover the asset allocations that the governing boards believe are the most appropriate for these Non-U.S. Plans in the long term, taking into account the nature of the liabilities they expect to incur. The suitability of asset allocations and investment policies are reviewed periodically to ensure alignment with plan liabilities.

The table below presents the fair value of the assets in our Non-U.S. Plans by asset category and by valuation technique at December 31:

	2012				2011			
Asset Category	**Total Asset Value**	**Level One**	**Level Two**	**Level Three**	**Total Asset Value**	**Level One**	**Level Two**	**Level Three**
Cash and Cash Equivalents	$ 14	$ 14	$ —	$ —	$ 1	$ —	$ 1	$ —
Asset Allocation [1]	136	—	136	—	102	—	102	—
Bonds - U.K. - Corporate [2]	72	—	72	—	56	—	56	—
Bonds - U.K. - Government [3]	170	—	170	—	154	—	154	—
Equities [4]	164	—	164	—	179	—	179	—
Real Estate Funds [5]	20	—	—	20	19	—	—	19
Insurance contracts	16	—	—	16	15	—	—	15
Total	$ 592	$ 14	$ 542	$ 36	$ 526	$ —	$ 492	$ 34

(1) Invests in mixes of global common stocks and bonds to achieve broad diversification.
(2) Invests passively in Sterling-denominated investment grade corporate bonds.
(3) Invests passively in Sterling-denominated government issued bonds.
(4) Invests in broad equity funds based on securities offered in various regions or countries. Equity funds are allocated by region as follows: 57% Global; 15% U.K.; 9% Emerging Markets; 7% North America; 6% Asia Pacific; and 6% Europe.
(5) Invests in a diversified range of property throughout the U.K., principally in the retail, office and industrial/ warehouse sectors.

The following table presents the changes in the fair value of assets determined using level 3 unobservable inputs:

	U.S. Private Equity Fund	U.S. Property Fund	U.S. Hedge Fund	Non-U.S. Property Fund	Non-U.S. Insurance Contracts	Total
Balance at December 31, 2009	$ —	$ 13	$ —	$ 19	$ 7	$ 39
Unrealized gains	—	1	—	—	—	1
Purchases	—	—	—	—	9	9
Balance at December 31, 2010	—	14	—	19	16	49
Unrealized gains	—	2	5	—	—	7
Unrealized losses	—	—	(5)	—	—	(5)
Sales	—	(15)	—	—	(2)	(17)
Purchases	—	4	110	—	1	115
Balance at December 31, 2011	—	5	110	19	15	149
Unrealized gains	—	—	10	1	4	15
Unrealized losses	(2)	—	—	—	—	(2)
Sales	—	—	—	—	(5)	(5)
Purchases	18	2	52	—	2	74
Balance at December 31, 2012	$ 16	$ 7	$ 172	$ 20	$ 16	$ 231

Expected Cash Flows

For all pension plans, we make annual contributions to the plans in amounts equal to or greater than amounts necessary to meet minimum governmental funding requirements. In 2013, we expect to contribute between $40 million and $45 million to our U.S. pension plans and between $75 million and $80 million to the non-U.S. pension plans. In 2013, we also expect to make benefit payments related to other postretirement benefits of between $14 million and $16 million.

The following table presents the expected benefit payments over the next ten years. The U.S. and non-U.S. pension benefit payments are made by the respective pension trust funds.

Year	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Postretirement Benefits
2013	$ 32	$ 22	$ 15
2014	$ 35	$ 22	$ 15
2015	$ 39	$ 25	$ 14
2016	$ 42	$ 29	$ 14
2017	$ 46	$ 34	$ 14
2018-2022	$ 274	$ 220	$ 66

DEFINED CONTRIBUTION PLANS

During the periods reported, generally all of our U.S. employees were eligible to participate in our sponsored 401(k) plans ("Thrift Plans"). The Thrift Plans allow eligible employees to elect to contribute portions of their salaries to an investment trust. Employee contributions are matched by the Company in cash at the rate of $1.00 per $1.00 employee contribution for the first 5% or 6%, dependent on the plan, of the employee's salary and such contributions vest immediately. In addition, we make cash contributions for all eligible employees between 2% and 5% of their salary depending on the employee's age. Such contributions are fully vested to the employee after three years of employment. The Thrift Plans provide several investment options, for which the employee has sole investment discretion. The Thrift Plans do not offer the Company's common stock as an investment option. Our contributions to the Thrift Plans and several other non-U.S. defined contribution plans amounted to $232 million, $189 million and $169 million in 2012, 2011 and 2010, respectively.

For certain non-U.S. employees who are not eligible to participate in the Thrift Plans, we provide a non-qualified defined contribution plan that provides basically the same benefits as those provided in the Thrift Plans. In addition, we provide a non-qualified supplemental retirement plan ("SRP") for certain officers and employees whose benefits under the Thrift Plans and/or the U.S. qualified pension plan are limited by federal tax law. The SRP also allows the eligible employees to defer a portion of their eligible compensation and provides for employer matching and base contributions pursuant to limitations. Both non-qualified plans are invested through trusts, and the assets and corresponding liabilities are included in our consolidated balance sheets. Our contributions to these non-qualified plans amounted to $17 million, $11 million and $11 million in 2012, 2011 and 2010, respectively. In 2013, we estimate we will contribute between $255 million and $280 million to all of our defined contribution plans.

POSTEMPLOYMENT BENEFITS

We provide certain postemployment disability income, medical and other benefits to substantially all qualifying former or inactive U.S. employees. Income benefits for long-term disability are provided through a fully-insured plan. The continuation of medical and other benefits while on disability ("Continuation Benefits") are provided through a qualified self-insured plan. The accrued postemployment liability for Continuation Benefits at December 31, 2012 and 2011 was $26 million and $23 million, respectively, and is included in other liabilities in our consolidated balance sheets.

NOTE 11. COMMITMENTS AND CONTINGENCIES

LEASES

At December 31, 2012, we had long-term non-cancelable operating leases covering certain facilities and equipment. The minimum annual rental commitments, net of amounts due under subleases, for each of the five years in the period ending December 31, 2017 are $204 million, $156 million, $99 million, $63 million and $35 million, respectively, and $119 million in the aggregate thereafter. Rent expense was $559 million, $401 million and $355 million for the years ended December 31, 2012, 2011 and 2010, respectively. We have not entered into any significant capital leases during the three years ended December 31, 2012.

LITIGATION

We are involved in litigation or proceedings that have arisen in our ordinary business activities. We insure against these risks to the extent deemed prudent by our management and to the extent insurance is available, but no assurance can be given that the nature and amount of that insurance will be sufficient to fully indemnify us against liabilities arising out of pending and future legal proceedings. Many of these insurance policies contain deductibles or self-insured retentions in amounts we deem prudent and for which we are responsible for payment. In determining the amount of self-insurance, it is our policy to self-insure those losses that are predictable, measurable and recurring in nature, such as claims for automobile liability, general liability and workers compensation. The accruals for losses are calculated by estimating losses for claims using historical claim data, specific loss development factors and other information as necessary.

On September 19, 2012, our subsidiary, Baker Hughes Oilfield Operations, Inc. ("BHOO") terminated a sand supply agreement it had entered into with Hi-Crush Operating, LLC ("Hi-Crush") on October 28, 2011 (as amended by the First Amendment to Supply Agreement on May 10, 2012, collectively the "Supply Agreement") as a result of Hi-Crush's breach of the Supply Agreement. On November 12, 2012, Hi-Crush filed a lawsuit against BHOO in the 129th Judicial District Court in Harris County, Texas., *Cause No. 2012-67261; Hi-Crush Operating, LLC v. Baker Hughes Oilfield Operations, Inc.* In its petition, Hi-Crush claims that BHOO's termination was "invalid" constituting a breach and that BHOO "anticipatorily repudiated the Supply Agreement without just excuse." Hi-Crush claims that it is entitled to recover liquidated damages of $187 million based on the undelivered Minimum Purchase Requirement provision defined in the Supply Agreement; in the alternative, Hi-Crush seeks an unspecified amount of actual damages. On December 17, 2012, BHOO filed a responsive pleading denying Hi-Crush's allegations and also filed a counter claim for breach of contract. BHOO intends to vigorously defend itself and seeks to recover the damages it has incurred as a result of Hi-Crush's breach of contract. We do not expect the outcome of this matter to have a material adverse effect on our financial position, results of operations or cash flows; however, there can be no assurance as to the ultimate outcome of this matter.

We were among several unrelated companies who received a subpoena from the Office of the New York Attorney General, dated June 17, 2011. The subpoena received by the Company seeks information and documents relating to, among other things, natural gas development and hydraulic fracturing. We are discussing the subpoena with the New York Attorney General's office.

In February 2012, a subsidiary of the Company entered into a Compromise Agreement with the Pipeline and Hazardous Materials Safety Administration ("PHMSA") within the United States Department of Transportation. In August 2009, the PHMSA alleged nine violations, one of which was subsequently dismissed, of the Hazardous Material Regulations at a facility operated by the subsidiary. In the Compromise Agreement, the PHMSA found that corrective actions taken by the subsidiary have corrected the alleged violations and no further corrective actions are required. The Compromise Agreement provides for civil penalty of $100,000, which the subsidiary agreed to pay within 30 days of the date of the Compromise Agreement.

ENVIRONMENTAL MATTERS

Our past and present operations include activities which are subject to extensive domestic (including U.S. federal, state and local) and international environmental regulations with regard to air, land and water quality and other environmental matters. Our environmental procedures, policies and practices are designed to ensure compliance with existing laws and regulations and to minimize the possibility of significant environmental damage.

We are involved in voluntary remediation projects at some of our present and former manufacturing locations or other facilities, the majority of which relate to properties obtained in acquisitions or to sites no longer actively used in operations. On rare occasions, remediation activities are conducted as specified by a government agency-issued consent decree or agreed order. Remediation costs are accrued based on estimates of probable exposure using currently available facts, existing environmental permits, technology and presently enacted laws and regulations. Remediation cost estimates include direct costs related to the environmental investigation, external consulting activities, governmental oversight fees, treatment equipment and costs associated with long-term operation, maintenance and monitoring of a remediation project.

We have also been identified as a potentially responsible party ("PRP") in remedial activities related to various Superfund sites. We participate in the process set out in the Joint Participation and Defense Agreement to negotiate with government agencies, identify other PRPs, and determine each PRP's allocation and estimate remediation costs. We have accrued what we believe to be our pro-rata share of the total estimated cost of remediation and associated management of these Superfund sites. This share is based upon the ratio that the estimated volume of waste we contributed to the site bears to the total estimated volume of waste disposed at the site. Applicable U.S. federal law imposes joint and several liability on each PRP for the cleanup of these sites leaving us with the uncertainty that we may be responsible for the remediation cost attributable to other PRPs who are unable to pay their share. No accrual has been made under the joint and several liability concept for those Superfund sites where our participation is de minimis since we believe that the probability that we will have to pay material costs above our volumetric share is remote. We believe there are other PRPs who have greater involvement on a volumetric calculation basis, who have substantial assets and who may be reasonably expected to pay their share of the cost of remediation. For those Superfund sites where we are a significant PRP, remediation costs are estimated to include recalcitrant parties. In some cases, we have insurance coverage or contractual indemnities from third parties to cover a portion of the ultimate liability.

Our total accrual for environmental remediation is $32 million and $29 million, which includes accruals of $4 million and $5 million for the various Superfund sites, at December 31, 2012 and 2011, respectively. The determination of the required accruals for remediation costs is subject to uncertainty, including the evolving nature of environmental regulations and the difficulty in estimating the extent and type of remediation activity that is necessary.

OTHER

In the normal course of business with customers, vendors and others, we have entered into off-balance sheet arrangements, such as surety bonds for performance, letters of credit and other bank issued guarantees, which totaled approximately $1.5 billion at December 31, 2012. It is not practicable to estimate the fair value of these financial instruments. None of the off-balance sheet arrangements either has, or is likely to have, a material effect on our consolidated financial statements. We also had commitments outstanding for purchase obligations related to capital expenditures and inventory under contracts of approximately $1.5 billion at December 31, 2012.

NOTE 12. ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents the changes in accumulated other comprehensive loss, net of tax:

	Pensions and Other Postretirement Benefits	Foreign Currency Translation Adjustments	Accumulated Other Comprehensive Loss
Balance at December 31, 2010	$ (159)	$ (261)	$ (420)
Translation adjustments	—	(43)	(43)
Amortization of prior service cost	(2)	—	(2)
Amortization of actuarial net loss	14	—	14
Actuarial net loss arising in the year	(148)	—	(148)
Deferred taxes	44	—	44
Balance at December 31, 2011	(251)	(304)	(555)
Translation adjustments	—	78	78
Amortization of prior service cost	(2)	—	(2)
Amortization of actuarial net loss	22	—	22
Actuarial net loss arising in the year	(66)	—	(66)
Plan amendments	60	—	60
Deferred taxes	(13)	—	(13)
Balance at December 31, 2012	$ (250)	$ (226)	$ (476)

NOTE 13. SUBSEQUENT EVENTS

During 2012, we initiated a plan to sell the Process and Pipeline Services ("PPS") business, part of the Industrial Services and Other segment, and had previously reported their financial results as discontinued operations. In February 2013, the decision was made to retain the PPS business, and accordingly, we have included the financial results of PPS in continuing operations for all years presented.

In February 2013, Venezuela's currency was devalued from the prior exchange rate of 4.3 Bolivars Fuertes per U.S. Dollar to 6.3 Bolivars Fuertes per U.S. Dollar to apply to our local currency denominated balances and transactions. We estimate the impact of this devaluation to be a loss of approximately $25 million, which will be recorded in the first quarter of 2013. Going forward, although this devaluation will result in a reduction in the U.S. Dollar reported amount of local currency denominated revenues and expenses, we do not believe the impact will be material to our consolidated financial statements.

NOTE 14. QUARTERLY DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter [2]	Fourth Quarter [3]	Total Year
2012					
Revenue	$ 5,355	$ 5,326	$ 5,355	$ 5,325	$ 21,361
Gross Profit [1]	966	944	841	757	3,508
Net income attributable to Baker Hughes	379	439	279	214	1,311
Basic earnings per share attributable to Baker Hughes	0.86	1.00	0.63	0.49	2.98
Diluted earnings per share attributable to Baker Hughes	0.86	1.00	0.63	0.49	2.97
Dividends per share	0.15	0.15	0.15	0.15	0.60
Common stock market prices:					
High	52.40	44.76	50.10	47.10	
Low	40.79	38.13	38.85	39.64	
2011					
Revenue	$ 4,525	$ 4,741	$ 5,178	$ 5,387	$ 19,831
Gross Profit [1]	922	909	1,130	1,144	4,105
Net income attributable to Baker Hughes	381	338	706	314	1,739
Basic earnings per share attributable to Baker Hughes	0.88	0.78	1.62	0.72	3.99
Diluted earnings per share attributable to Baker Hughes	0.87	0.77	1.61	0.72	3.97
Dividends per share	0.15	0.15	0.15	0.15	0.60
Common stock market prices:					
High	74.16	78.00	79.94	60.89	
Low	54.83	67.27	46.15	44.47	

(1) Represents revenue less cost of sales, cost of services and research and engineering.
(2) Net income attributable to Baker Hughes for 2011 includes a tax benefit of $214 million associated with the reorganization of certain foreign subsidiaries. For further discussion, see Note 3. Income Taxes of the Notes to Consolidated Financial Statements.
(3) Net income attributable to Baker Hughes for 2011 includes a charge of $315 million before-tax ($220 million net of tax), the majority of which relates to the impairment associated with the decision to minimize the use of the BJ Services trade name. For further discussion, see Note 7. Goodwill and Intangible Assets of the Notes to Consolidated Financial Statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15 of the Exchange Act of 1934, as amended (the "Exchange Act"). This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and principal financial officer. Based on this evaluation, these officers have concluded that, as of December 31, 2012, our disclosure controls and procedures, as defined by Rule 13a-15(e) of the Exchange Act, are effective at a reasonable assurance level.

Disclosure controls and procedures are our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, such as this annual report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Design and Evaluation of Internal Control Over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management included a report of their assessment of the design and effectiveness of our internal controls over financial reporting as part of this Annual Report on Form 10-K for the fiscal year ended December 31, 2012. Deloitte & Touche LLP, the Company's independent registered public accounting firm, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting. Management's report and the independent registered public accounting firm's attestation report are included in Item 8 under the caption entitled "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm" and are incorporated herein by reference.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal controls over financial reporting during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding the Business Code of Conduct and Code of Ethical Conduct Certificates for our principal executive officer, principal financial officer and principal accounting officer are described in Item 1. Business of this Annual Report. Information concerning our directors is set forth in the sections entitled "Proposal No. 1, Election of Directors," and "Corporate Governance - Committees of the Board - Audit/Ethics Committee" in our Definitive Proxy Statement for the 2013 Annual Meeting of Stockholders to be filed with the SEC pursuant to the Exchange Act within 120 days of the end of our fiscal year on December 31, 2012 ("Proxy Statement"), which sections are incorporated herein by reference. For information regarding our executive officers, see "Item 1. Business - Executive Officers" in this Annual Report on Form 10-K. Additional information regarding compliance by directors and executive officers with Section 16(a) of the Exchange Act is set forth under the section entitled "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in our Proxy Statement, which section is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information for this item is set forth in the following sections of our Proxy Statement, which sections are incorporated herein by reference: "Compensation Discussion and Analysis," "Director Compensation," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning security ownership of certain beneficial owners and our management is set forth in the sections entitled "Voting Securities" and "Security Ownership of Management" in our Proxy Statement, which sections are incorporated herein by reference.

Our Board of Directors has approved procedures for use under our Securities Trading and Disclosure Policy to permit our employees, officers and directors to enter into written trading plans complying with Rule 10b5-1 under the Exchange Act. Rule 10b5-1 provides criteria under which such an individual may establish a prearranged plan to buy or sell a specified number of shares of a company's stock over a set period of time. Any such plan must be entered into in good faith at a time when the individual is not in possession of material, nonpublic information. If an individual establishes a plan satisfying the requirements of Rule 10b5-1, such individual's subsequent receipt of material, nonpublic information will not prevent transactions under the plan from being executed. Certain of our officers have advised us that they have and may enter into a stock sales plan for the sale of shares of our common stock which are intended to comply with the requirements of Rule 10b5-1 of the Exchange Act. In addition, the Company has and may in the future enter into repurchases of our common stock under a plan that complies with Rule 10b5-1 or Rule 10b-18 of the Exchange Act.

Equity Compensation Plan Information

The information in the following table is presented as of December 31, 2012 with respect to shares of our common stock that may be issued under our existing equity compensation plans, including the Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan, the Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan, the BJ Services 1997 Incentive Plan, the BJ Services 2000 Incentive Plan, the BJ Services 2003 Incentive Plan, the Employee Stock Purchase Plan, all of which have been approved by our stockholders (in millions, except per share prices).

Equity Compensation Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in the first column)
Stockholder-approved plans (excluding Employee Stock Purchase Plan)	11.1	$ 51.81	6.5
Nonstockholder-approved plans (1)	0.1	32.79	0.5
Subtotal (except for weighted average exercise price)	11.2	51.79	7.0
Employee Stock Purchase Plan (2)	—	—	1.9
Total	11.2	$ 51.79	8.9

(1) The table includes the following nonstockholder-approved plan: the Director Compensation Deferral Plan. A description of this plan is set forth below.

(2) The per share purchase price under the Baker Hughes Incorporated Employee Stock Purchase Plan is determined in accordance with section 423 of the Code and is 85% of the lower of the fair market value of a share of our common stock on the date of grant or the date of purchase.

Our nonstockholder-approved plan is described below:

Director Compensation Deferral Plan

The Baker Hughes Incorporated Director Compensation Deferral Plan, as amended and restated effective January 1, 2009 (the "Deferral Plan"), is intended to provide a means for members of our Board of Directors to defer compensation otherwise payable and provide flexibility with respect to our compensation policies. Under the provisions of the Deferral Plan, directors may elect to defer income with respect to each calendar year. The compensation deferrals may be stock option-related deferrals or cash-based deferrals. If a director elects a stock option-related deferral, on the last day of each calendar quarter he or she will be granted a nonqualified stock option. The number of shares subject to the stock option is calculated by multiplying the amount of the deferred compensation that otherwise would have been paid to the director during the quarter by 4.4 and then dividing by the fair market value of our common stock on the last day of the quarter. The per share exercise price of the option will be the fair market value of a share of our common stock on the date the option is granted. Stock options granted under the Deferral Plan vest on the first anniversary of the date of grant and must be exercised within ten years of the date of grant. If a director's directorship terminates for any reason, any options outstanding will expire three years after the termination of the directorship. The maximum aggregate number of shares of our common stock that may be issued under the Deferral Plan is 0.5 million. As of December 31, 2012, options covering approximately 9,000 shares of our common stock were outstanding under the Deferral Plan, there were no shares exercised during fiscal 2012 and approximately 0.5 million shares remained available for future options.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information for this item is set forth in the sections entitled "Corporate Governance-Director Independence" and "Certain Relationships and Related Transactions" in our Proxy Statement, which sections are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information concerning principal accountant fees and services is set forth in the section entitled "Fees Paid to Deloitte & Touche LLP" in our Proxy Statement, which section is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) List of Documents filed as part of this Report.

(1) Financial Statements

All financial statements of the Registrant as set forth under Item 8 of this Annual Report on Form 10-K.

(2) Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts

(3) Exhibits

Each exhibit identified below is filed as a part of this report. Exhibits designated with an "*" are filed as an exhibit to this Annual Report on Form 10-K. Exhibits designated with a "+" are identified as management contracts or compensatory plans or arrangements. Exhibits previously filed as indicated below are incorporated by reference.

3.1	Certificate of Amendment dated April 22, 2010 and the Restated Certificate of Incorporation (filed as Exhibit 3.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2010).
3.2	Restated Bylaws of Baker Hughes Incorporated effective as of January 25, 2013 (filed as Exhibit 3.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed January 28, 2013).
4.1	Rights of Holders of the Company's Long-Term Debt. The Company has no long-term debt instrument with regard to which the securities authorized there under equal or exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of its long-term debt instruments to the SEC upon request.
4.2	Certificate of Amendment dated April 22, 2010 and the Restated Certificate of Incorporation (filed as Exhibit 3.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2010).
4.3	Restated Bylaws of Baker Hughes Incorporated effective as of January 25, 2013 (filed as Exhibit 3.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed January 28, 2013).
4.4	Indenture dated as of May 15, 1994 between Western Atlas Inc. and The Bank of New York, Trustee, providing for the issuance of securities in series (filed as Exhibit 4.4 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2004).
4.5	Indenture dated October 28, 2008, between Baker Hughes Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (filed as Exhibit 4.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 29, 2008).
4.6	First Supplemental Indenture, dated August 17, 2011, between Baker Hughes Incorporated and The Bank of New York Mellon Trust Company, N.A., as trustee (including form of Notes) (filed as Exhibit 4.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed August 23, 2011).
4.7	Officers' Certificate of Baker Hughes Incorporated dated October 28, 2008 establishing the 6.50% Senior Notes due 2013 and the 7.50% Senior Notes due 2018 (filed as Exhibit 4.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 29, 2008).
4.8	Form of 7.50% Senior Notes Due 2018 (filed as Exhibit 4.4 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 29, 2008).
4.9	Officers' Certificate of Baker Hughes Incorporated dated August 24, 2010 establishing the 5.125% Senior Notes due 2040 (filed as Exhibit 4.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed August 24, 2010).
4.10	Form of 5.125% Senior Notes due 2040 (filed as Exhibit 4.3 to Current Report of Baker Hughes Incorporated on Form 8-K filed August 24, 2010).

4.11 Indenture, dated June 8, 2006, between BJ Services Company, as issuer, and Wells Fargo Bank, N.A., as trustee (filed as Exhibit 4.1 to Current Report on BJ Services Company Form 8-K filed on June 12, 2006).

4.12 Third Supplemental Indenture, dated May 19, 2008, between BJ Services Company, as issuer, and Wells Fargo Bank, N.A., as trustee, with respect to the 6% Senior Notes due 2018 (filed as Exhibit 4.2 to Current Report on BJ Services Company Form 8-K filed on May 23, 2008).

4.13 Fourth Supplemental Indenture, dated April 28, 2010, between BJ Services Company, as issuer, BSA Acquisition LLC, Baker Hughes Incorporated and Wells Fargo Bank, N.A., as trustee, with respect to the 5.75% Senior Notes due 2011 and the 6% Senior Notes due 2018 (filed as Exhibit 4.4 to Current Report on Baker Hughes Incorporated Form 8-K filed on April 29, 2010).

4.14 Fifth Supplemental Indenture, dated June 21, 2011, between BJ Services Company LLC, as company, Western Atlas Inc. as successor company and Wells Fargo Bank, N.A., as trustee, with respect to the 6.00% Senior Notes due 2018 (incorporated by reference to Exhibit 4.4 to Current Report on Baker Hughes Incorporated Form 8-K filed on June 23, 2011).

4.15+ Form of Incentive Stock Option Assumption Agreement for BJ Services incentive plans (filed as Exhibit 4.5 to Current Report on Baker Hughes Incorporated Form 8-K filed on April 29, 2010).

4.16+ Form of Nonqualified Stock Option Assumption Agreement for BJ Services incentive plans (filed as Exhibit 4.6 to Current Report on Baker Hughes Incorporated Form 8-K filed on April 29, 2010).

4.17 Registration Rights Agreement dated August 17, 2011 among Baker Hughes Incorporated and J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several initial purchasers named therein (filed as Exhibit 10.1 to the Current Report of Baker Hughes Incorporated on Form 8-K filed on August 23, 2011).

10.1+ Restated and Superseding Employment Agreement between Chad C. Deaton and Baker Hughes Incorporated dated as of April 28, 2011 (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed May 3, 2011).

10.2+ Form of Amended and Restated Change in Control Agreement between Baker Hughes Incorporated and each of the executive officers effective as of January 1, 2009 (filed as Exhibit 10.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed December 19, 2008).

10.3+ Form of Change in Control Agreement between Baker Hughes Incorporated and certain of the executive officers effective as of July 16, 2012 (filed as Exhibit 10.1 to the Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2012).

10.4+ Form of Executive Loyalty, Confidentiality, Non-Solicitation, and Non-Competition Agreement between Baker Hughes Incorporated and certain of the executive officers (filed as Exhibit 10.3 to the Annual Report on Form 10-K for the year ended December 31, 2011).

10.5+ Letter Agreement between Peter A. Ragauss and Baker Hughes Incorporated dated as of March 27, 2006 (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed March 31, 2006).

10.6+ Amendment and Restatement of the Baker Hughes Incorporated Change in Control Severance Plan effective as of January 1, 2009 (filed as Exhibit 10.3 to Current Report of Baker Hughes Incorporated on Form 8-K filed December 19, 2008).

10.7+ Form of Indemnification Agreement between Baker Hughes Incorporated and each of the directors and executive officers (filed as Exhibit 10.4 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.8+ Form of Amendment to the Indemnification Agreement between Baker Hughes Incorporated and each of the directors and executive officers effective as of January 1, 2009 (filed as Exhibit 10.4 to Current Report of Baker Hughes Incorporated on Form 8-K filed December 19, 2008).

10.9+ Baker Hughes Incorporated Director Retirement Policy for Certain Members of the Board of Directors (filed as Exhibit 10.10 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2003).

10.10+ Baker Hughes Incorporated Director Compensation Deferral Plan, as amended and restated effective as of January 1, 2009 (filed as Exhibit 10.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2008).

10.11+ Amendment to Baker Hughes Incorporated Director Compensation Deferral Plan effective as of January 1, 2009 (filed as Exhibit 10.5 to Current Report of Baker Hughes Incorporated on Form 8-K filed on December 19, 2008).

10.12+ Baker Hughes Incorporated Executive Severance Plan, as amended and restated on February 7, 2008 (filed as Exhibit 10.17 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2007).

10.13+ Amendment to Exhibit A of Baker Hughes Incorporated Executive Severance Plan as of July 20, 2009 (filed as Exhibit 10.1 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2009).

10.14+ Amendment to Baker Hughes Incorporated Executive Severance Plan dated April 22, 2010 (filed as Exhibit 10.1 to Current Report on Baker Hughes Incorporated Form 8-K filed on April 23, 2010).

10.15+ Baker Hughes Incorporated Annual Incentive Compensation Plan, as amended and restated on February 20, 2008 (filed as Exhibit 10.18 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2007).

10.16+ Amendment to the Baker Hughes Annual Incentive Compensation Plan effective as of January 1, 2009 (filed as Exhibit 10.7 to Current Report of Baker Hughes Incorporated on Form 8-K filed on December 19, 2008).

10.17+ Baker Hughes Incorporated Supplemental Retirement Plan, as amended and restated effective as of January 1, 2012 (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed on December 20, 2011).

10.18+ Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan (filed as Exhibit 4.4 to Registration Statement No. 333-87372 of Baker Hughes Incorporated on Form S-8 filed May 1, 2002).

10.19+ Amendment to Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan, effective July 24, 2008 (filed as Exhibit 10.4 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2008).

10.20+ Amendment to Baker Hughes Incorporated 2002 Employee Long-Term Incentive Plan dated March 31, 2010 (filed as Annex H to the Registration Statement No. 333-162463 on Form S-4 filed on February 9, 2010).

10.21+ Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan (filed as Exhibit 10.2 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended September 30, 2003).

10.22+ Amendment to 2002 Director & Officer Long-Term Incentive Plan, effective as of October 27, 2005 (filed as Exhibit 10.3 of Baker Hughes Incorporated to Quarterly Report on Form 10-Q for the quarter ended September 30, 2005).

10.23+ Amendment to Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan effective July 24, 2008 (filed as Exhibit 10.3 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended June 30, 2008).

10.24+ Amendment to Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan dated March 31, 2010 (filed as Annex G to the Registration Statement No. 333-162463 on Form S-4 filed on February 9, 2010).

10.25* Baker Hughes Incorporated Employee Stock Purchase Plan, as amended and restated, effective as of January 1, 2012.

10.26+ Form of Baker Hughes Incorporated Incentive Stock Option Agreement with Terms and Conditions for officers (filed as Exhibit 10.33 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2009).

10.27+ Form of Baker Hughes Incorporated Nonqualified Stock Option Agreement with Terms and Conditions for officers (filed as Exhibit 10.30 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2009).

10.28+ Form of Baker Hughes Incorporated Nonqualified Stock Option Award Agreement and Terms and Conditions for officers (filed as Exhibit 10.70 to Annual Report on Form 10-K for the year ended December 31, 2011).

10.29+ Form of Baker Hughes Incorporated Incentive Stock Option Award Agreement and Terms and Conditions for officers (filed as Exhibit 10.71 to Annual Report on Form 10-K for the year ended December 31, 2011).

10.30+ Form of Baker Hughes Incorporated Performance Unit Award Agreement and Terms and Conditions for officers (filed as Exhibit 10.72 to Annual Report on Form 10-K for the year ended December 31, 2011).

10.31+ Form of Baker Hughes Incorporated Restricted Stock Award with Terms and Conditions for officers (filed as Exhibit 10.37 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2009).

10.32+ Form of Baker Hughes Incorporated Restricted Stock Unit Award Agreement and Terms and Conditions for officers (filed as Exhibit 10.41 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2009).

10.33+ Form of Baker Hughes Incorporated Restricted Stock Award, including Terms and Conditions for directors (filed as Exhibit 10.40 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2005).

10.34+* Form of Baker Hughes Incorporated Restricted Stock Unit Award, including Terms and Conditions for directors.

10.35+ Form of Baker Hughes Incorporated Stock Option Award Agreement, including Terms and Conditions for directors (filed as Exhibit 10.41 of Baker Hughes Incorporated to Annual Report on Form 10-K for the year ended December 31, 2005).

10.36+ Form of Baker Hughes Incorporated Performance Unit Award Agreement and Terms and Conditions for officers (filed as Exhibit 10.48 to Annual Report of Baker Hughes Incorporated on Form 10-K for the year ended December 31, 2009).

10.37+ Performance Goals adopted October 21, 2010 for the Performance Unit Awards granted in 2010 under the Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan (filed as Exhibit 10.2 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 22, 2010).

10.38+ Performance Goals adopted October 21, 2010 for the Performance Unit Awards granted in 2011 under the Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan (filed as Exhibit 10.3 to Current Report of Baker Hughes Incorporated on Form 8-K filed October 22, 2010).

10.39+* Performance Goals adopted January 25, 2012 for the Performance Unit Awards granted in 2012 under the Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan.

10.40+ BJ Services Company 1997 Incentive Plan (filed as Appendix B to BJ Services Company Proxy Statement dated December 22, 1997).

10.41+ Amendment effective July 22, 1999 to BJ Services Company 1997 Incentive Plan (filed as Exhibit 10.26 to BJ Services Company Annual Report on Form 10-K for the year ended September 30, 1999).

10.42+ Amendment effective January 27, 2000 to BJ Services Company 1997 Incentive Plan (filed as Appendix C to BJ Services Company Proxy Statement dated December 20, 1999).

10.43+ Amendment effective May 10, 2001 to BJ Services Company 1997 Incentive Plan (filed as Appendix C to BJ Services Company Proxy Statement dated April 10, 2001).

10.44+ Fifth Amendment effective October 15, 2001 to BJ Services Company 1997 Incentive Plan (filed as Exhibit 10.17 to BJ Services Company Annual Report on Form 10-K for the year ended September 30, 2001).

10.45+ Eighth Amendment effective November 15, 2006 to BJ Services Company 1997 Incentive Plan (filed as Exhibit 10.3 to BJ Services Company Current Report on Form 8-K filed on December 13, 2006).

10.46+ Ninth Amendment effective October 13, 2008 to BJ Services Company 1997 Incentive Plan (filed as Exhibit 10.16 to BJ Services Company's Annual Report on Form 10-K for the year ended September 30, 2008).

10.47+ Tenth Amendment effective December 5, 2008 to BJ Services Company 1997 Incentive Plan (filed as Exhibit 10.2 to BJ Services Company Quarterly Report for the quarterly period ended December 31, 2008).

10.48+ BJ Services Company 2000 Incentive Plan (filed as Appendix B to BJ Services Company Proxy Statement dated December 20, 2000).

10.49+ First Amendment effective March 22, 2001 to BJ Services Company 2000 Incentive Plan (filed as Exhibit 10.2 to BJ Services Company Registration Statement on Form S-8 (Reg. No. 333-73348).

10.50+ Second Amendment effective May 10, 2001 to BJ Services Company 2000 Incentive Plan (filed as Appendix D to BJ Services Company Proxy Statement dated April 10, 2001).

10.51+ Third Amendment effective October 15, 2001 to BJ Services Company 2000 Incentive Plan (filed as Exhibit 10.24 to BJ Services Company Annual Report on Form 10-K for the year ended September 30, 2001).

10.52+ Fifth Amendment effective November 15, 2006 to BJ Services Company 2000 Incentive Plan (filed as Exhibit 10.4 to BJ Services Company Current Report on Form 8-K filed on December 13, 2006).

10.53+ Sixth Amendment effective October 13, 2008 to BJ Services Company 2000 Incentive Plan (filed as Exhibit 10.22 to BJ Services Company Annual Report on Form 10-K for the year ended September 30, 2008).

10.54+ Seventh Amendment effective December 5, 2008 to BJ Services Company 2000 Incentive Plan (filed as Exhibit 10.3 to BJ Services Company Quarterly Report for the quarterly period ended December 31, 2008).

10.55+ Amended and Restated BJ Services Company 2003 Incentive Plan (filed as Appendix A to BJ Services Company Proxy Statement dated December 15, 2008).

10.56+ First Amendment to the Amended and Restated BJ Services Company 2003 Incentive Plan (filed as Exhibit 10.1 to BJ Services Company Quarterly Report for the quarterly period ended March 31, 2009).

10.57 Credit Agreement dated as of September 13, 2011, among Baker Hughes Incorporated, JP Morgan Chase Bank, N.A., as Administrative Agent and twenty-one lenders for $2.5 billion, in the aggregate for all banks (filed as Exhibit 10.1 to Current Report of Baker Hughes Incorporated on Form 8-K filed September 14, 2011).

10.58 Plea Agreement between Baker Hughes Services International, Inc. and the United States Department of Justice filed on April 26, 2007, with the United States District Court of Texas, Houston Division (filed as Exhibit 10.5 to Quarterly Report of Baker Hughes Incorporated on Form 10-Q for the quarter ended March 31, 2007).

21.1* Subsidiaries of Registrant.

23.1* Consent of Deloitte & Touche LLP.

31.1* Certification of Martin S. Craighead, President and Chief Executive Officer, furnished pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

31.2* Certification of Peter A. Ragauss, Chief Financial Officer, furnished pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended.

32* Statement of Martin S. Craighead, President and Chief Executive Officer, and Peter A. Ragauss, Chief Financial Officer, furnished pursuant to Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended.

95* Mine Safety Disclosures.

101.INS* XBRL Instance Document

101.SCH* XBRL Schema Document

101.CAL* XBRL Calculation Linkbase Document

101.LAB* XBRL Label Linkbase Document

101.PRE* XBRL Presentation Linkbase Document

101.DEF* XBRL Definition Linkbase Document

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAKER HUGHES INCORPORATED

Date: February 13, 2013

/s/ MARTIN S. CRAIGHEAD

Martin S. Craighead
President and Chief Executive Officer

KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Martin S. Craighead and Peter A. Ragauss, each of whom may act without joinder of the other, as their true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on this 13th day of February 2013.

Signature	Title
/s/ MARTIN S. CRAIGHEAD (Martin S. Craighead)	President and Chief Executive Officer and Director (principal executive officer)
/s/ CHAD C. DEATON (Chad C. Deaton)	Executive Chairman of the Board
/s/ PETER A. RAGAUSS (Peter A. Ragauss)	Senior Vice President and Chief Financial Officer (principal financial officer)
/s/ ALAN J. KEIFER (Alan J. Keifer)	Vice President and Controller (principal accounting officer)

Signature	Title
/s/ LARRY D. BRADY (Larry D. Brady)	Director
/s/ CLARENCE P. CAZALOT, JR. (Clarence P. Cazalot, Jr.)	Director
/s/ LYNN L. ELSENHANS (Lynn L. Elsenhans)	Director
/s/ ANTHONY G. FERNANDES (Anthony G. Fernandes)	Director
/s/ CLAIRE W. GARGALLI (Claire W. Gargalli)	Director
/s/ PIERRE H. JUNGELS (Pierre H. Jungels)	Director
/s/ JAMES A. LASH (James A. Lash)	Director
/s/ J. LARRY NICHOLS (J. Larry Nichols)	Director
/s/ H. JOHN RILEY, JR. (H. John Riley, Jr.)	Director
/s/ JAMES W. STEWART (James W. Stewart)	Director
/s/ CHARLES L. WATSON (Charles L. Watson)	Director

Baker Hughes Incorporated
Schedule II - Valuation and Qualifying Accounts

(In millions)	Balance at Beginning of Period	Charged to Cost and Expenses	Write-offs [1]	Other Changes [2]	Balance at End of Period
Year ended December 31, 2012					
Reserve for doubtful accounts receivable	$ 229	$ 100	$ (22)	$ 1	$ 308
Reserve for inventories	304	68	(28)	2	346
Year ended December 31, 2011					
Reserve for doubtful accounts receivable	162	84	(18)	1	229
Reserve for inventories	322	16	(36)	2	304
Year ended December 31, 2010					
Reserve for doubtful accounts receivable	157	39	(24)	(10)	162
Reserve for inventories	297	33	(32)	24	322

(1) Represents the elimination of accounts receivable and inventory deemed uncollectible or worthless.
(2) Represents transfers, currency translation adjustments and divestitures.

Board of Directors

Larry D. Brady
Former Chairman and
Chief Executive Officer,
Intermec, Inc.

Clarence P. Cazalot, Jr.
Chairman, President and Chief
Executive Officer,
Marathon Oil Corporation

Martin S. Craighead
President and
Chief Executive Officer,
Baker Hughes Incorporated

Chad C. Deaton
Executive Chairman,
Baker Hughes Incorporated

Lynn L. Elsenhans
Former Executive
Chairman, Chief
Executive Officer and President,
Sunoco, Inc.

Anthony G. Fernandes
Former Chairman,
President and Chief
Executive Officer,
Philip Services Corporation

Claire W. Gargalli
Former Vice Chairman,
Diversified Search and
Diversified Health
Search Companies

Pierre H. Jungels, CBE
Former President of the
Institute of Petroleum

James A. Lash
Chairman, Manchester
Principal LLC

J. Larry Nichols
Executive Chairman,
Devon Energy Corporation

H. John Riley, Jr.
Former Chairman,
Cooper Industries, Ltd.

James W. Stewart
Former Chairman,
President and Chief
Executive Officer,
BJ Services Company

Charles L. Watson
Chairman, Twin Eagle
Management Resources

Executive Leadership

Chad C. Deaton
Executive Chairman
of the Board

Martin S. Craighead
President and Chief
Executive Officer

Belgacem Chariag
President,
Eastern Hemisphere
Operations

Derek Mathieson
President,
Western Hemisphere
Operations

John A. O'Donnell
Vice President,
Office of the CEO

Arthur Soucy
President,
Global Products
and Services

Peter A. Ragauss
Senior Vice
President and Chief
Financial Officer

Alan R. Crain
Senior Vice President,
Chief Legal and
Governance Officer

Russell J. Cancilla
Vice President,
HSE and Chief Security
Officer

Didier Charreton
Vice President,
Human Resources

Mario Ruscev
Vice President
and Chief Technology
Officer

Other Corporate Officers

Trey Clark
Vice President, Investor Relations

Archana Deskus
Vice President and
Chief Information Officer

David E. Emerson
Vice President,
Corporate Development

Jan Kees van Gaalen
Vice President and Treasurer

Alan J. Keifer
Vice President and Controller

William D. Marsh
Vice President and
General Counsel

Jay G. Martin
Vice President, Chief Compliance
Officer, and Senior Deputy
General Counsel

Ronald E. Martz
Vice President, Internal Audit

Alex Peng
Vice President, Tax

Lee Whitley
Corporate Secretary and
Senior Corporate Counsel

Corporate Information

Stockholder Information
Transfer Agent and Registrar
Computershare Shareowner Services, LLC
480 Washington Boulevard
Jersey City, New Jersey 07310
(888) 216-8057

Stock Exchange Listings
Ticker Symbol "BHI"
New York Stock Exchange, Inc.
SWX Swiss Exchange

New York Stock Exchange
Last year our Annual CEO Certification, without qualifications, was timely submitted to the NYSE. Also, we file our certifications required under SOX as exhibits to our Form 10-K.

Investor Relations Office
Trey Clark
Vice President, Investor Relations
Baker Hughes Incorporated
P.O. Box 4740
Houston, Texas 77210-4740
ir@bakerhughes.com

Form 10-K
Additional copies of the Company's Annual Report to the Securities and Exchange Commission (Form 10-K) are available by writing:
Baker Hughes Investor Relations
P.O. Box 4740
Houston, Texas 77210-4740
Also available at our website:
http://www.bakerhughes.com/annualreport

Annual Meeting
The Company's Annual Meeting of Stockholders will be held:
9:00 a.m. Central Daylight Time
April 25, 2013
Plaza Banquet Room
2777 Allen Parkway
Houston, Texas 77019-2118

Corporate Office Location and Mailing Address
2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118
Telephone: (713) 439-8600
P.O. Box 4740
Houston, Texas 77210-4740

Website
www.bakerhughes.com

As a Baker Hughes stockholder, you are invited to take advantage of our convenient stockholder services or request more information about Baker Hughes. Computershare Shareowner Services, LLC, our transfer agent, maintains the records for our registered stockholders and can help you with a variety of stockholder-related services at no charge, including:

- Change of name or address enrollment
- Additional administrative services
- Transfer of stock to another person
- Duplicate mailings
- Consolidation of accounts
- Dividend reinvestment
- Lost stock certificates

Access your investor statements online 24 hours a day, seven days a week with MLink℠

For more information, go to:
https://www.cpushareownerservices.com


BAKER
HUGHES

2929 Allen Parkway, Suite 2100
Houston, Texas 77019-2118

P.O. Box 4740
Houston, Texas 77210-4740

(713) 439-8600

www.bakerhughes.com

